As filed with the United States Securities and Exchange Commission on May 9, 2012

Registration No. 333-175735

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 12

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Loyalty Alliance Enterprise Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands	7380	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Loyalty Alliance Enterprise Corporation

Suite 6005, 60/F, Central Plaza

18 Harbour Road, Wanchai, Hong Kong

Attn: Frederick Sum, Chief Executive Officer

(852) 2511-0386

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 8th Avenue, 13th Floor

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nathaniel P. Gallon, Esq. Jeffrey Cannon, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Weiheng Chen, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation Unit 1001 10/F Henley Building 5 Queen’s Road Central Hong Kong (852) 3972 4955	Alan D. Seem, Esq. Shearman & Sterling LLP 12th Floor East Tower Twin Towers B-12 Jianguomenwai Dajie Beijing, 100022 People’s Republic of China (8610) 5922 8000	Shuang Zhao, Esq. Shearman & Sterling 12th Floor Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong (852) 2978-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(4)
Ordinary shares, par value $0.0001 per share(3)	$82,110,000	$9,410

(1)	Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes (a) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option, and (b) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of its distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (File No. 333-175739). Each American depositary share represents 12 ordinary shares.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated May 9, 2012

Loyalty Alliance Enterprise Corporation

5,100,000 American Depositary Shares

Representing 61,200,000 Ordinary Shares

This is the initial public offering of our American depositary shares, or ADSs.

We are offering 5,100,000 ADSs. Each ADS represents 12 ordinary shares. The ADSs may be evidenced by American depositary receipts, or ADRs.

We expect that the public offering price will be between $12.00 and $14.00 per ADS. We have been approved to list the ADSs on the Nasdaq Global Market under the symbol “LAEC.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

Our business and an investment in our ADSs involves significant risks. Among other risks, we have historically relied on China Unicom Limited for substantially all of our net revenues. Upon the completion of this offering, our executive officers, directors, and our principal shareholders identified on page 128 together with their respective affiliates will own approximately 37.6% of our ordinary shares and will continue to have significant influence over any corporate actions. See “Risk Factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER ADS	TOTAL
Public offering price	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us

The underwriters may also purchase up to an additional 765,000 ADSs from us at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus to cover over-allotments.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                     , 2012.

Macquarie Capital	Needham & Company

                    , 2012

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any filed free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any filed free writing prospectus is accurate only as of its date, regardless of the time of its delivery or of any sale of the ADSs.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.

Until                     , 2012 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and our risk factors beginning on page 15, before deciding whether to purchase our ADSs.

Loyalty Alliance Enterprise Corporation

Overview

We are a leading provider of data-driven multi-channel direct marketing and customer loyalty solutions in the mobile telecommunications sector in the high-growth China market in terms of the breadth and depth of the services offered, according to a June 2011 market research report by CCID Consulting Company Limited, or CCID Consulting, that we sponsored. The Chinese mobile telecommunications sector was the first sector that we targeted and successfully penetrated. We currently provide our services mainly to China Unicom Limited, or China Unicom, and China Telecom Limited, or China Telecom. Net revenues from China Unicom represented an aggregate of 81.1% of our total net revenues in 2009, 73.3% of our total net revenues in 2010 and 40.3% of our total net revenues in 2011. Net revenues from China Telecom represented an aggregate of 2.5% of our total net revenues in 2009, 3.9% of our total net revenues in 2010 and 0.8% of our total net revenues in 2011.

We also have a growing predictive data analytics business that we launched in the first quarter of 2010. We have developed and continue to maintain a dynamic proprietary database of highly localized and valuable demographic and behavioral attributes of approximately 30 million consumers in affluent regions of China. With our proprietary database, technology and data analytics capabilities, we develop, implement and manage programs that help our clients identify, acquire and retain loyal and high value customers. We facilitate and manage interactions between our clients and their customers through a variety of marketing and customer-retention channels. Through these customer interactions, we capture important demographic and behavioral attributes about these customers that allow us to continuously build and improve our proprietary database and the efficacy of our solutions.

We use our analytics capabilities to help our clients become more customer-focused by developing direct marketing and customer loyalty programs tailored to each client’s unique needs as these clients address the rapid growth and increasingly discerning preferences of Chinese consumers. Our services allow our clients to analyze customer behaviors, create customized products and services, and develop compelling marketing programs to effectively attract new customers and keep existing customers engaged. Our data-driven technology service platform allows us to provide the following direct marketing, predictive data analytics and customer loyalty services:

•

Direct Marketing Services: Our direct marketing services, which constituted 81.4%, 82.9% and 80.1% of our total net revenues in 2009, 2010 and 2011, consist of customer acquisition, customer retention and marketing and promotion consulting services. Our direct marketing services revenues for the years ended December 31, 2009, 2010 and 2011 were $10.2 million, $14.7 million and $24.9 million, respectively.

•

Customer Acquisition Services: Leveraging our local knowledge and execution expertise, we collaborate with our clients to design data-driven multi-channel marketing programs by customizing our clients’ products and services. We execute direct marketing programs through a comprehensive suite of channels, including telephone, Internet, direct mail (pamphlet and brochure), location-based marketing (e.g., SMS), in-person and event hosting (in stores, in communities, and for products). We use our dynamic, proprietary database of valuable demographic and behavioral information on Chinese consumers to help our clients capture value through targeted marketing.

•

Customer Retention Services: To enhance the stickiness of our clients’ customers and to increase the value of their customer transactions, we offer a variety of ongoing customer support services on a subscription basis to those customers we helped our clients acquire over the term of the customer contract, which typically ranges from two to three years. These services typically include customer call support, technical support, store teach-ins and demonstrations, and post-sales customer follow-ups. These value-added services enhance customers’ experience with our clients and also increase the value and frequency with which customers transact business with our clients.

•

Marketing and Promotion Consulting Services: In 2010, we began offering marketing and promotion consulting services to third-party direct marketing companies whereby we help these companies establish their own direct marketing operations to provide direct marketing services to affiliates of China Unicom, in geographical locations where we currently do not have a direct marketing presence. We earn a fixed fee for assisting these companies in establishing themselves as direct marketing representatives and providing training to their employees.

Our direct marketing services net revenues increased 43.3% for the year ended December 31, 2010 compared to 2009 and 69.8% for the year ended December 31, 2011 compared to 2010. A substantial portion of our net revenues from our direct marketing business during 2009, 2010 and 2011 was derived from providing direct marketing services to regional subsidiaries, branches and affiliates of China Unicom.

•

Predictive Data Analytics Services: In the first quarter of 2010, we began to offer customer database consulting and data-driven marketing advisory services to help our clients increase market share and penetrate new market segments by leveraging our dynamic database and our data analytics capabilities. We recognized $1.2 million in net revenues from our predictive data analytics services during 2010 and $4.7 million in 2011.

•

Customer Loyalty Services: We manage and maintain open-loop customer loyalty programs (e.g., on-line, off-line and mobile coupons, gifts, discounts and privileges), or CLP, that allow our clients’ customers to accumulate reward points that can be redeemed for products and services at any one of over 3,000 reputable merchants within our network. In an open-loop customer loyalty program, customers can redeem reward points and enjoy promotional privileges across any participating merchant. Our key services include nationwide merchant acquisition and management, gift sourcing, and loyalty points transaction processing. In addition, we have designed and implemented a number of innovative and effective customer loyalty channels, such as credit cards with loyalty points and discount privileges for high value customers and kiosks in shopping malls. These channels supplement our open-loop program and further enhance customers’ experiences to promote customer loyalty for our clients. In 2010 and 2011, we derived 10.2% and 4.7%, respectively, of our total net revenues from our customer loyalty services. Our customer loyalty services net revenues were $1.8 million and $1.5 million in 2010 and 2011, respectively. Our customer loyalty services net revenues in 2009 was $2.3 million, which included one-time net revenues of $1.8 million for providing a loyalty program software and membership system to a related party. We derive a significant portion of our net revenues from our customer loyalty business by providing customer loyalty services to regional subsidiaries, branches and affiliates of China Telecom on a fixed fee basis. We also provide customer loyalty services to China Unicom on a fixed fee basis. We sold customer loyalty program software to three clients in 2010 and 2011.

We currently provide services to China Telecom and China Unicom, two of the three mobile telecommunications service providers in China, in addition to several merchants in other sectors outside of the mobile telecommunications sector. As we continue to strategically expand our services across more sectors and geographic regions in China, we believe that our customer database will continue to improve in scale and information quality, making it more difficult to replicate and further allowing us to leverage our database to generate cross-selling opportunities for our clients.

Our total net revenues have grown from $12.6 million in 2009 to $17.7 million in 2010 and to $31.1 million in 2011, representing a compound annual growth rate, or CAGR, of 57.1%. We incurred a net loss of $0.8 million in 2009. We generated a net profit of $0.8 million in 2010 and $8.6 million in 2011. Our net profit in 2010 and 2011 was negatively impacted by $2.5 million and $0.2 million of share-based compensation expense, respectively. Our net profit in 2011 was also negatively impacted by a write-off of $3.3 million of IPO expenses.

Our Industry

China’s disposable income has grown rapidly in recent years. According to the statistics released by the National Bureau of Statistics of China available in 2012, urban residents in China have experienced a 12.7% compound annual growth in disposable income between 2005 and 2010, while rural residents have experienced 12.7% compound annual growth over the same time period. While this growth in disposable income has helped increase consumer demand for goods and services in recent years, consumer consumption rates in China still have potential for significant future growth. According to Global Insight’s statistics released in the first quarter of 2012, private consumption as a percentage of gross domestic product, or GDP, in China was 35.1% in 2010, well below the 70.5% level in the United States. However, private consumption in China is expected to outpace GDP growth, with Global Insight estimating a CAGR of 15.2% for private consumption in China between 2009 and 2012.

Further evidence of rising disposable incomes in China can be seen in the historical and projected trends of the Chinese middle class. According to “The Value of China’s Emerging Middle Class” published by McKinsey Global Institute in 2006, China’s middle class, defined as urban households with annual income between RMB25,000 and RMB100,000, grew from 7.6 million in 1995 to 42.0 million in 2005, representing a CAGR of 18.6%. This middle class, according to the same study, is expected to expand to 295.4 million by 2025, representing a CAGR of over 10.2% from 2005 to 2025 and accounting for 79.2% of the urban households by 2025. It is our belief that this growing, powerful socio-economic group is likely to be a driver of consumer consumption and presents an opportunity for retailers looking to enter and grow within the Chinese market.

We believe the retail sector in China will continue to benefit from the significant growth in the size of China’s middle class and the overall growth in private consumption. According to a 2011 Euromonitor International report, retail sales of consumer goods in China are expected to grow from RMB6.9 trillion in 2009 to RMB9.1 trillion in 2012, equivalent to a CAGR of 9.4%. This presents a substantial opportunity for companies like ours that are well positioned to aid retailers in capitalizing on such a rapidly growing economy.

However, despite rising disposable income for Chinese households and increasing consumption of more expensive retail products and services, there remains a significant information asymmetry between the retail and consumer companies and the Chinese consumers primarily due to the lack of a reliable and centralized consumer credit and profile system. Currently, consumer data, credit information and track record are dispersed and generally unavailable, as evidenced by a credit card penetration ratio of less than 5% in China according to “China’s Card Market: Primed for Rapid Evolution” published by McKinsey Global Institute in September 2009. Therefore, it is difficult for domestic and international companies to effectively market and sell their products and services to the potential consumers in China. These structural hurdles and the growth opportunities presented in China offer unique opportunities for third party providers like us to help clients develop more targeted marketing and sales strategies to reach specific subsectors of the Chinese consumer base more effectively.

Our Competitive Strengths

We believe the following strengths contribute to our success and differentiate us from our competitors:

•	A large, dynamic and growing consumer information database;

•	Proprietary predictive data analytics capabilities;

•	A leading provider of data-driven multi-channel direct marketing and customer loyalty solutions in China with a growing predictive data analytics business;

•	Market-driven and customer-focused solutions;

•	Scalable business model to support growth and profitability;

•	Significant barriers to entry; and

•	Experienced management team with a multi-national and multi-cultural perspective.

Our Strategies

Our goal is to become the dominant provider of data-driven multi-channel direct marketing, predictive data analytics and customer loyalty solutions in the high-growth China market. We plan to achieve our goal through the following key strategies:

•	Continue to improve the depth, quality and size of our consumer information database;

•	Enhance our data analytics capabilities to better understand Chinese consumer behavior;

•	Expand our services to other selected growth sectors in China;

•	Broaden our merchant network to increase the attractiveness of our open-loop loyalty programs;

•	Expand the geographic reach of our operations in China; and

•	Pursue strategic acquisitions that complement our leadership position.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including the following:

•

We generated 81.1%, 73.3% and 40.3% of our total net revenues for 2009, 2010 and 2011, respectively, from China Unicom. Any loss or deterioration of our relationship with China Unicom would result in the loss of significant net revenues and would harm our business. In addition, significant changes in policies or guidelines of China Unicom could materially and adversely impact our business operations and financial condition;

•

We generated 81.4%, 82.9% and 80.1% of our total net revenues for 2009, 2010 and 2011, respectively, from our direct marketing services. If we are unable to successfully grow our customer loyalty services and predictive data analytics applications, we may not be able to execute on our strategy;

•	China Unicom or China Telecom may claim that we do not own a portion of the content in our database, which could limit our ability to provide our predictive data analytics solutions to other clients;

•	If we fail to increase the number of clients who use our services, we may not be able to maintain or increase total net revenues or to enhance our proprietary database;

•	Our growth prospects may be adversely affected if the market for our services and the sectors we serve fail to grow;

•

Our executive officers and all of the members of our board of directors serve in similar capacities with PayEase Corp., or PayEase. This overlap may result in conflicts of interest or the diversion of management’s attention from our business;

•	If we are not able to manage our growth, we may not be able to maintain profitability and our business would be materially and adversely affected; and

•	We may not be able to compete successfully against our existing or future competitors.

Please see “Risk Factors” for a discussion of these and other risks and uncertainties we face.

Recent Developments

Our consolidated financial data for the three months ended March 31, 2012 discussed below are preliminary, based upon information available to date and management estimates, and subject to completion of our normal quarter-end closing procedures. We believe the estimates set forth below are reasonable and we expect our final operating results for the three months ended March 31, 2012 to be within the ranges set forth below. Although we have not completed our normal quarter-end closing procedures, in preparing the estimates set forth below, we prepared and recorded closing entries and compared information from our financial records and worksheets to closing information. We followed our revenue recognition policies during the quarter when recording revenue and reflected our expenses in accordance with our normal procedures during the quarter or, for expenses where we have not yet finalized such information, we made estimates of expenses based both on historical activities and known factors. Some of the normal quarter-end procedures that need to be performed include obtaining a valuation report for the fair value of our ordinary shares from an independent valuation firm, preparing an analysis on revenue recognition, preparing a full set of financial statements with footnote disclosure and having our independent registered public accounting firm perform a review of those financial statements. We expect that our closing procedures for the three months ended March 31, 2012 will be completed by June 15, 2012. Our independent registered public accounting firm, Ernst & Young Hua Ming, has not audited, reviewed, compiled or performed any procedures on this preliminary financial data, and accordingly, does not express an opinion or other form of assurance with respect to this preliminary financial data. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Special Note Regarding Forward-Looking Statements.”

Total Net Revenues

We estimate total net revenues for the three months ended March 31, 2012 to be between approximately $8.0 million and $8.6 million as compared to $6.0 million for the three months ended March 31, 2011 and $9.1 million for the three months ended December 31, 2011. The increase in total net revenues was primarily due to increases in each of our direct marketing services and predictive data analytics services revenues in the three months ended March 31, 2012 over the three months ended March 31, 2011. The increase in our direct marketing services revenues was primarily due to increases in marketing and promotion services and the increase in our predictive data analytics services revenues was due primarily to an increase in the number of clients from two to six. The decrease in total net revenues was primarily due to seasonal factors in the three months ended March 31, 2012 over the three months ended December 31, 2011.

Net Profit

We estimate net profit for the quarter ended March 31, 2012 to be between approximately $2.6 million and $3.0 million as compared to $1.5 million for the quarter ended March 31, 2011 and $1.4 million for the quarter ended December 31, 2011. The estimated net profit for the quarter ended March 31, 2012 reflects less than $50,000 in estimated share-based compensation expense. The increase in net profit is primarily attributable to our increase in total net revenues while maintaining our expense levels and the absence of any write-off of our initial public offering expenses that we recognized in the quarter ended December 31, 2011.

Corporate Information

Our principal executive offices are located at Suite 6005, 60/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. Our telephone number at this address is +852-2511-0386. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. We also have offices in China, including in the cities of Chengdu, Dongguan, Foshan, Guangzhou, Hangzhou, Huizhou, Shenzhen, Wuhan, Zhanjiang and Zhaoqing, and in the United States in Santa Clara, California.

Our website is www.loyalty-alliance.com. The information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 8th Avenue, 13th Floor, New York, New York 10011.

Corporate Structure

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our wholly-owned subsidiaries in the PRC.

We own all of the share capital of our four direct subsidiaries:

•	Loyalty Alliance Limited (formerly known as PayEase Shenzhen (HK) Ltd.)

•	Loyalty Alliance (Hong Kong) Limited, or Loyalty Alliance (HK)

•	Loyalty Alliance Shenzhen (HK) Limited, or Loyalty Alliance Shenzhen

•	LAEC Enterprise Corporation, or LAEC California

Loyalty Alliance Limited is a holding company that owns all of the share capital of Zhiteng Infotech (Shenzhen) Co., Ltd., or Zhiteng, and Talkie Technology (Shenzhen) Co., Ltd., or Talkie Shenzhen, two of our operating subsidiaries in the PRC.

Talkie Shenzhen provides direct marketing and customer loyalty services. Our customer loyalty services are also provided by Zhiteng and through our nominee agreement with PayEase Beijing (HK) Limited, or PayEase Beijing, which was assumed by a former subsidiary of PayEase, PayEase Technology (Beijing) Co., Ltd., or PayEase Technology Beijing, in June 2011.

Our predictive data analytics services are provided by Loyalty Alliance (HK).

Loyalty Alliance Shenzhen is a holding company that owns all of the share capital of PayEase Technology (Shenzhen) Co., Ltd., or PayEase Technology Shenzhen, one of our subsidiaries in the PRC that was formed in December 2010 that we may use in the future to provide direct marketing and customer loyalty services.

As of the date of this prospectus, we were not conducting operations through LAEC California.

Prior to our incorporation in September 2009, we conducted our business as a business unit of PayEase. In September 2009, PayEase transferred to us all of the share capital of Loyalty Alliance Limited. In February 2010,

PayEase distributed all of our share capital that it owned, representing all of our issued share capital at that time, to its stockholders in a pro rata distribution.

Our direct marketing services originated from acquisitions made by PayEase in 2007 through a series of control agreements. On March 12, 2007, PayEase completed its acquisition of Dongguan Talkie Telecom Co., Limited and Shenzhen Talkie Telecom Co., Limited, or Talkie. On August 13, 2007, PayEase completed its acquisition of Guangzhou Vispac Telecom Company Limited, or Vispac, Foshan Pickatelly Communication Company Limited and Wuhan Pickatelly Communication Company Limited. Prior to their respective acquisitions by PayEase, these companies provided direct marketing services to the regional affiliates of China Unicom. These control agreements were terminated on December 30, 2008. On December 1, 2008, PayEase and Talkie Shenzhen entered into a sales and purchase agreement with Justin International Limited, pursuant to which PayEase and Talkie Shenzhen purchased the contract between Justin International Limited and China Unicom relating to providing direct marketing services to China Unicom, or the Justin Contract. On February 13 and 23, 2012, we completed the acquisitions of the direct marketing contracts with China Unicom for Ningbo and Chengdu, respectively.

The following diagram illustrates our corporate structure immediately after the offering, assuming that the underwriters do not exercise the over-allotment option:

(1)

Representing the aggregate percentage of our ordinary shares beneficially owned or controlled by our directors and officers and their respective affiliates immediately after the offering. See “Principal Shareholders” for more detailed information.

(2)

Representing the aggregate percentage of our ordinary shares beneficially owned or controlled by our pre-IPO shareholders, other than our directors and officers after this offering and their respective affiliates, each of whom owned more than 5% of our ordinary shares immediately prior to the offering. See “Principal Shareholders” for more detailed information.

(3)

Representing the aggregate percentage of our ordinary shares owned or controlled by our pre-IPO shareholders, other than our directors and officers after this offering and our pre-IPO holders of more than 5% of our ordinary shares. See “Principal Shareholders” for more detailed information.

Our Directors and Executive Officers

After this offering, our directors, executive officers, principal shareholders and their affiliated entities will own approximately 37.6% of our outstanding ordinary shares (assuming no exercise of the over-allotment option). These shareholders, acting individually or as a group, will be able to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. See “Risk Factors—Risks Related to Our ADSs and This Offering—Our corporate actions are substantially controlled by our principal shareholders and affiliated entities” and “Principal Shareholders.”

All of the members of our board of directors are also currently on the board of directors of PayEase. In addition, each of our chairman, president and chief executive officer, and chief financial officer and general counsel serve in similar capacities with PayEase and are currently employed by PayEase and by us. As a result, their attention may be diverted from our business, which may cause us to miss business opportunities that we would not otherwise have missed, or cause our relationships with our clients to deteriorate, any of which could adversely affect our business, financial condition and operating results. See “Risk Factors—Risks Related to Our Business and Industry—Our chairman, president and chief executive officer, chief financial officer and general counsel and executive vice president, technology and development, also serve as executive officers in similar capacities with PayEase. This executive officer and board of directors overlap may result in conflicts of interest or the diversion of management’s attention from our business. ”

The Offering

Issuer	Loyalty Alliance Enterprise Corporation

Price per ADS	We currently estimate that the initial public offering price will be between $12.00 and $14.00 per ADS.

ADSs offered by us	5,100,000 ADSs

Ordinary shares outstanding immediately after this offering	180,156,903 ordinary shares (or 189,336,903 ordinary shares if the underwriters exercise the over-allotment option in full).

Over-allotment option	We have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase up to an additional 765,000 ADSs to cover over-allotments.

The ADSs	Each ADS represents 12 ordinary shares, par value $0.0001 per ordinary share. The ADSs may be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and beneficial owners of ADSs from time to time.

Subject to the terms of the deposit agreement, you may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We estimate that we will receive net proceeds of approximately $60.4 million from this offering (or $69.7 million if the underwriters exercise the over-allotment option in full), assuming an initial offering price of $13.00 per ADS, the midpoint of the estimated range of the initial public offering price listed on the cover page of this prospectus. We intend to use the net proceeds from this offering for geographic expansion, including through acquisitions, to develop new technologies and products, to pay off existing indebtedness and for other general corporate purposes, including working capital needs. See “Use of Proceeds” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Listing	We have been approved to list our ADSs on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Nasdaq Global Market symbol	LAEC

Depositary	Citibank, N.A.

Lock-up	We, our directors, executive officers and a substantial majority of our other existing shareholders have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares or ADSs for a period of 180 days after the date of this prospectus. See “Underwriting.”

The number of our ordinary shares indicated above to be outstanding following this offering is based on 118,956,903 ordinary shares outstanding as of the date of this prospectus, which includes an aggregate of 11,516 shares issued between January 1, 2012 and the date of this prospectus upon the exercise of options, assuming the automatic conversion of all of our outstanding preferred shares into 73,223,616 ordinary shares immediately prior to the closing of this offering, and excludes 21,410,191 ordinary shares reserved for future issuance under our equity incentive plans.

Unless otherwise indicated, for calculating our number of ordinary shares outstanding immediately after this offering, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding preferred shares into 73,223,616 ordinary shares immediately prior to the closing of the offering; and

•	no exercise by the underwriters of the over-allotment option.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated statement of operations and cash flow data for the years ended December 31, 2009, 2010 and 2011 and consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations and cash flow data for 2008 and summary consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our consolidated financial statements not included in this prospectus.

Our consolidated financial statements include allocations of certain PayEase expenses, including centralized legal, tax, treasury, employee benefits and other PayEase corporate services and infrastructure costs. These expense allocations have been determined on bases that we and PayEase consider to be reasonable reflections of the use of services provided or the benefit received by us. The financial information included in this discussion and in our consolidated financial statements may not be indicative of our consolidated financial position and operating results in the future, or what they would have been had we been a separate stand-alone entity throughout the periods presented. See note 1 of the notes to our consolidated financial statements for additional information on our relationship with PayEase.

Our consolidated financial statements are prepared and presented in accordance with the United States generally accepted accounting principles, or U.S. GAAP.

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousands, except per share data)
Summary Consolidated Statement of Operations Data:
Total net revenues:
Direct marketing services	$11,082	$10,241	$14,678	$24,929
Predictive data analytics services	—	—	1,229	4,741
Customer loyalty services	220	2,342	1,808	1,458

Total net revenues	$11,302	$12,583	$17,715	$31,128

Total cost of revenues	$9,952	$8,596	$8,192	$7,722

Gross profit	1,350	3,987	9,523	23,406
Operating expenses:
Selling and marketing	906	974	862	672
General and administrative(1)	4,219	3,404	6,625	6,611
Loss on termination of control agreements with Talkie and Vispac	6,732	—	—	—
Gain on modification of payable for business acquisition	—	—	—	(277)
Write-off of initial public offering expenses	—	—	—	3,254

Operating profit (loss)	(10,507)	(391)	2,036	13,146

Interest expense, net	(33)	59	19	281
Profit (loss) before income tax	(10,474)	(450)	2,017	12,865
Income tax expense	363	386	1,193	4,303

Net profit (loss)	$(10,837)	$(836)	$824	$8,562

Cumulative dividends of contingently redeemable convertible preferred shares	$—	$—	$1,854	$2,689
Accretion of contingently redeemable convertible preferred shares to redemption value	—	—	12,762	—

Net profit (loss) attributable to ordinary shareholders	$(10,837)	$(836)	$(13,792)	$5,873

Earnings (loss) per ordinary share:
Earnings (loss) per share—basic	$(0.60)	$(0.04)	$(0.37)	$0.05

Earnings (loss) per share—diluted	$(0.60)	$(0.04)	$(0.37)	$0.05

Weighted average number of ordinary shares used in calculating earnings (loss) per ordinary share:
Basic	18,037	21,245	37,033	43,861

Diluted	18,037	21,245	37,033	44,265

Unaudited pro forma earnings per ordinary share(2):
Basic				$0.07

Diluted				$0.07

Weighted average shares used in calculating unaudited pro forma earnings per share(2):
Basic				124,687

Diluted				125,091

Summary Non-GAAP Financial Measures:
Non-GAAP net profit (loss)	$(4,074)	$(809)	$3,331	$12,065

(1)	Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousands)
Share-based compensation expense included in general and administrative	$31	$27	$2,507	$249

(2)	The unaudited pro forma earnings per share data and weighted average shares used in calculating unaudited pro forma earnings per share data reflects (i) the automatic conversion of our outstanding preferred shares as of December 31, 2011 into 73,212,100 ordinary shares, and (ii) based upon the assumed initial public offering price of $13.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, the assumed issuance of 10,578,472 ordinary shares to pay off (a) a revolving line of credit loan of $1.5 million due on December 7, 2012, bearing a variable interest rate based on the Far East National Bank Prime Rate with an initial rate of 3.25% per annum, (b) a revolving line of credit loan of $4.8 million due on December 21, 2012, bearing a variable interest rate based on the Prime Rate as published in the Wall Street Journal with an initial rate of 3.25% per annum, and (c) several promissory notes having an aggregate principal balance of $4.8 million maturing on May 31, 2012 bearing interest at a rate of 10% of the principal balance upon maturity.

The following table presents a summary of our balance sheet data as of December 31, 2008, 2009, and 2010 on an actual basis and as of December 31, 2011:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred shares into 73,223,616 ordinary shares immediately prior to the closing of this offering, as if it had occurred on December 31, 2011; and

•

on a pro forma as adjusted basis to further reflect the issuance and sale of 61,200,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the estimated net proceeds from this offering, each based on an assumed initial offering price of $13.00 per ADS (which is the midpoint of the estimated public offering price range), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31,
	2008	2009	2010	2011	Pro Forma		Pro Forma As Adjusted
	(in thousands)
					(unaudited)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,339	$2,851	$11,061	$10,245	$		$70,667
Working capital (deficit)	(2,837)	(2,691)	5,151	9,813			70,249
Total assets	29,044	33,333	43,831	78,425			138,847
Total liabilities	11,170	13,116	12,909	20,440			20,426
Contingently redeemable convertible preferred shares	20,947	20,947	35,607	55,671		—	—
Convertible preferred shares	229	229	229	229		—	—
Total shareholders’ equity (deficit)	(3,073)	(730)	(4,685)	2,314		58,001	118,421

The following table presents a summary of our cash flow data for the years ended December 31, 2008, 2009, 2010 and 2011.

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	$1,923	$847	$6,213	$8,719
Net cash used in investing activities	(7,701)	(2,053)	(7,422)	(23,875)
Net cash from financing activities	3,993	1,720	9,488	13,889
Net increase (decrease) in cash and cash equivalents	(1,980)	512	8,210	(816)

Non-GAAP Financial Measures

We define non-GAAP net profit (loss) as net profit (loss) excluding share-based compensation expenses, loss on termination of control agreements with Talkie and Vispac and write-off of initial public offering expenses. We utilize non-GAAP net profit (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effects of share-based compensation expense, loss on termination of control agreements with Talkie and Vispac and write-off of initial public offering expenses.

While we will continue to incur share-based compensation expense in the future, the expense reflected in the December 31, 2011 statement of operations is the result of changes in fair value for Series D preferred share options that require liability classification. The underlying option grants pertaining to these awards were made in 2005 and the ongoing expense is a result of their required liability classification.

We expensed $3.3 million of deferred initial public offering expenses associated with our registration statement on Form F-1 in the year ended December 31, 2011. Our initial public offering was postponed for a period in excess of 90 days and as a result we deemed it to be an aborted offering in accordance with the guidance set forth in ASC 340-10-S99-1.

One of the limitations of using non-GAAP net profit (loss) is that it does not include all items that impact our net profit (loss) for the period. In addition, because non-GAAP net profit (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net profit (loss) in isolation or an alternative to net profit (loss) prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousand)
Net profit (loss)	$(10,837)	$(836)	$824	$8,562
Add back: share-based compensation expense	31	27	2,507	249
Add back: loss on termination of control agreement with Talkie and Vispac	6,732	—	—	—
Add back: write-off of initial public offering expense	—	—	—	3,254
Non-GAAP net profit (loss)	(4,074)	(809)	3,331	12,065

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the trading price of our ADSs could decline, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to the material risks that we face described below.

Risks Related to Our Business and Industry

We generated 81.1%, 73.3%, and 40.3% of our total net revenues for 2009, 2010 and 2011, respectively, from China Unicom, one of the three mobile telecommunications services providers in China. Any loss or deterioration of our relationship with China Unicom would result in the loss of significant net revenues and would harm our ability to expand our customer database and grow our business. In addition, significant changes in policies or guidelines of China Unicom could materially and adversely impact our business operations and financial condition.

Total net revenues we received from China Unicom constituted 81.1%, 73.3% and 40.3%, of our total net revenues for 2009, 2010 and 2011, respectively. We derived these net revenues from one-time commissions that we generated from sales of China Unicom network cards with calling plans on behalf of regional affiliates of China Unicom. Subsequent to our acquiring a new customer for China Unicom, we provide customer retention services to these customers. In return, we receive various commissions based on certain percentages of wireless communication charges incurred by end customers acquired by us. We also derive other net revenues from China Unicom, for example, through incentive rewards that we receive from regional affiliates of China Unicom for achieving certain customer acquisition targets. As a result, our net revenues depend substantially on our relationship with China Unicom.

We do not have a long-term strategic cooperation agreement with China Unicom. We enter into agreements with regional affiliates of China Unicom with varying provisions and terms typically ranging from one to three years. In 2011, we had approximately 25 contracts with 13 different local affiliates of China Unicom. The contracting China Unicom regional affiliate may have the right to terminate the agreement prior to the expiration of its term under specified circumstances. In addition, China Unicom is not under any legal obligation to renew these agreements upon their expiration.

We cannot assure you that we will continue to retain a significant amount of business from China Unicom. A number of factors may cause deterioration or even loss of our relationship with China Unicom’s regional affiliates we currently serve, some of which are beyond our control. For instance, if we fail to meet service level expectations or renew existing agreements or if China Unicom or its regional affiliates change their internal policies with respect to their cooperation with and outsourcing of business to service providers such as us as a result of changes in government policies or management teams, we would lose significant net revenues and our results of operations and financial condition would be materially and adversely affected. Moreover, a significant portion of our direct sales efforts are based on customer lists provided by China Unicom and a significant portion of our sales of China Unicom mobile phone packages are made to customers on these lists. If China Unicom ceases to provide us with customer lists for our direct marketing activities, to allow us to use information about its customers for our direct marketing activities or to allow us to sell airtime packages to customers, our ability to generate net revenues and our ability to expand and leverage our customer database would suffer, and our business would be adversely affected.

In addition, our net revenues and profitability could be materially and adversely affected if China Unicom decides to change its policies or guidelines with respect to its product or services, such as lowering the prices or fees to maintain or increase its competitiveness, or providing services that directly compete with ours or ceasing to outsource such services to third parties like us. Any such change in policies or guidelines may result in lower net revenues or additional operating costs for us, and we cannot assure you that our financial condition and results of operation will not be materially and adversely affected by any policy or guideline change by China Unicom in the future.

We rely to a significant extent on China Unicom to calculate our monthly revenues from them.

According to our agreements with China Unicom, we are entitled to various fees for the customers that we acquire, such as upfront commissions, monthly phone bill commissions and sales incentives. We currently rely on China Unicom to track certain customer information, calculate our monthly revenues from that information and remit to us payments from merchants for services that we perform for the merchants. Our ability to undertake effective summary, differentiation, stratification and analysis to reconcile the revenues calculated by China Unicom is limited due to our limited access to the database operated by China Unicom. Any miscalculation by China Unicom or potential disputes between us and China Unicom in respect of such calculations may have a material and adverse effect on our business operations and financial results.

We generated 81.4%, 82.9% and 80.1% of our total net revenues for 2009, 2010 and 2011, respectively, from our direct marketing services. To achieve our goal of becoming the dominant provider of data-driven multi-channel direct marketing, predictive data analytics and customer loyalty solutions in China, we must significantly grow our customer loyalty services and predictive data analytics businesses. If we are unable to successfully grow these segments of our business, we may not be able to execute on our strategy and our business and results of operations could be materially and adversely impacted.

We operate and manage our business as three reportable segments: direct marketing services, predictive data analytics services and customer loyalty services. Net revenues we generated from our direct marketing services constituted 81.4%, 82.9% and 80.1%, for the years ended December 31, 2009, 2010 and 2011, respectively. Net revenues we generated from our customer loyalty services constituted 18.6%, 10.2% and 4.7% for the years ended December 31, 2009, 2010 and 2011, respectively. We recognized $1.2 million in net revenues in 2010 and $4.7 million in 2011 from our predictive data analytics services, which we began to offer in the first quarter of 2010. Growing our customer loyalty services and data analytics services revenues will require substantial management efforts and the dedication of additional resources. We cannot assure you that we will be able to successfully grow and expand our customer loyalty services and our predictive data analytics services. If we are not able to successfully grow our predictive data analytics and customer loyalty businesses and substantially increase the revenues that we generate from these segments, we may not be able to execute on our business plan, and our business and results of operations could be materially and adversely impacted.

We establish business relationships with major telecommunications service providers in China through different legal entities. Some of these contracts contain exclusivity provisions restricting the party to the contract from engaging in similar arrangements with other telecommunications companies. Although we establish business relationships with major telecommunications service providers in China through different legal entities and we believe we comply with the legal requirements of these exclusivity provisions, we cannot assure you that such telecommunications service providers will agree if they were unaware, and become aware, that we are providing similar services to other telecommunications service providers that may compete with them. If such telecommunications service providers take the position that we are in violation of these exclusivity provisions, they could choose not to renew their contracts with us or claim that we are in breach of our contracts with them, which could substantially harm our ability to grow our customer loyalty services and predictive data analytics programs. We expect to continue to rely upon our direct marketing services for a substantial portion of our revenues.

China Unicom or China Telecom may claim that we do not own a portion of the content in our database, which could limit our ability to provide our predictive data analytics solutions to other clients.

We depend upon data from external sources, including data received from clients and customers, for information used in our database. For instance, we rely on China Unicom to provide us with call lists for our direct marketing activities as well as lists of merchants for the customer loyalty programs we develop, implement and manage on their behalf. We have three customer loyalty services agreements with affiliates of each of China Unicom and China Telecom and five direct marketing services agreements with China Unicom affiliates that specifically restrict us from disclosing or using customer data and further providing that these clients own all the information, content and data related to the programs we develop under such agreements. While the data that we collect under these agreements are not commingled with data in our other databases, we cannot assure you that we will not inadvertently disclose or use this information, which could harm our client relationships.

In addition, certain of the direct marketing services agreements with regional affiliates of China Unicom and certain of the customer loyalty services agreements with China Telecom and China Unicom specify that we may not disclose any information provided by our clients to any third parties or use this information for any purpose not related to the services contemplated. Other than the limited data provided to us by China Unicom and China Telecom under these agreements, we believe that the other customer data, such as data regarding age, gender, income and spending patterns, which we collect with customer consent, is not collected for the purpose of performing services under these agreements and can be freely used by us. While we believe we can freely use the customer data we have accumulated, we cannot assure you that China Unicom or China Telecom will not challenge our usage of the additional information we have collected. Further, China Unicom and China Telecom may not be aware of the extent to which we collect and use such customer data. If either China Unicom or China Telecom were to challenge our usage of this information and we were unsuccessful, we could be precluded from further exploiting portions of our customer database to provide our services to other clients or be required to obtain a license from China Unicom or China Telecom to use such information and we may also be held liable for violating confidentiality provisions, which could materially and adversely affect our predictive data analytics services.

We rely on our nominee agreement with PayEase Beijing to conduct a significant portion of our customer loyalty services business. If we were unable to continue to enjoy the economic benefits of this relationship under this agreement, our business, client and customer relationships could be materially harmed.

In 2009, 2010 and 2011, 98.7%, 53.0% and 37.6% of our customer loyalty services revenues, respectively, were derived from business contracts subject to the nominee agreement that we entered into with PayEase Beijing (HK) Limited, or PayEase Beijing, to enable us to receive the economic benefits under certain customer loyalty services contracts to which certain subsidiaries and controlled affiliates of PayEase Beijing are parties. These contracts relate to the customer loyalty services transferred to us in our separation from PayEase. Under the nominee agreement, the relevant subsidiaries and controlled affiliates of PayEase Beijing deal with the specified contracts as our nominee, and all economic benefits and obligations arising from these contracts belong to us. The obligations of PayEase Beijing under the nominee agreement have been assumed by the former PayEase subsidiary operating the online payment processing business in China, PayEase Technology Beijing. If we were unable to continue to enjoy the economic relationship benefits of this agreement, our business, client and customer relationships could be materially harmed. See “Related Party Transactions—Nominee Agreement (with PayEase Beijing (HK) Limited).”

If we fail to increase the number and types of clients who use our services, we may not be able to maintain or increase net revenues or enhance our proprietary database.

Our future growth depends, in part, on our ability to provide our services to clients other than mobile services providers. We cannot assure you that we will be able to expand our services significantly beyond our current client base. We expect to invest substantial amounts to:

•	expand our client and customer base, including through increased marketing and improved brand recognition;

•	expand and enhance our services, including expanding existing and opening new operation centers;

•	develop and maintain close relationships with customers and merchants to preserve existing and establish new competitive products and services;

•	pursue strategic acquisitions and partnerships;

•	develop new client relationships and strengthen existing client relationships;

•	continue to augment our proprietary customer database and our predictive data analytics capabilities; and

•	expand our cross-selling operations on behalf of our clients.

If we fail to successfully implement these programs or to substantially increase adoption of our services, we may not be able to expand our client base or increase the size of our database. In such an event, our net revenues growth would be adversely affected and our business would suffer. In addition, the future success of our business depends on our ability to continue to attract and retain existing clients and to offer value-added services to our clients by using information in our customer database. If we are unable to continually attract and retain a substantial number of new clients that use our services on a recurring basis, our ability to develop value-added services for our clients and our direct and cross-selling efforts may be harmed, we may not be able to maintain or increase our profitability, and our business would be materially and adversely affected.

Our limited operating history makes it difficult to evaluate our business and prospects.

Through our acquisitions of Talkie and Vispac in 2007, and our acquisition in 2008 of the contract between Justin International Limited and China Unicom, we began providing location-based marketing services to regional affiliates of China Unicom. We began providing predictive data analytics services in the first quarter of 2010. As such, our limited operating history in our current business segments may not provide a meaningful basis for evaluating our business and prospects. We expect our service offerings to continue to evolve over time. You should consider our business and prospects in light of the risks and uncertainties experienced by early stage companies. Some of these risks and uncertainties relate to our ability to:

•	develop, deliver and manage the introduction of new services successfully;

•	anticipate growth in the market and client and customer needs accurately;

•	manage our expanding operations, including the integration of any future acquisitions;

•	improve our brand recognition, maintain and enhance our reputation, and increase the size of and retain our client, customer and merchant base;

•	form and maintain close relationships with clients to maintain and develop competitive services;

•	respond to and manage costs or potential limitations on our business activities resulting from regulatory developments in our industry;

•	compete effectively and increase or maintain net revenues and market share;

•	control our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Our predictive data analytics services segment has only recently been introduced and, as a result, it may be difficult to evaluate its performance and prospects.

In the first quarter of 2010, we began to offer customer database consulting and data-driven marketing advisory services to help our clients increase market share and penetrate new market segments by leveraging our dynamic database and our data analytics capabilities. In 2010, we recognized $1.2 million in net revenues from our predictive data analytics services segment and in 2011 we recognized $4.7 million in net revenues from this segment. Given our limited operating history in this segment, such results may not provide a meaningful basis for evaluating our performance and prospects with respect to our predictive data analytics services business. We may not be able to achieve similar results or growth rate in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of the future performance or prospects of our predictive data analytics services segment. You should consider our prospects in this segment in light of the risks and uncertainties relating to our ability to:

•	secure new or renew existing database consulting and data-driven marketing advisory service contracts;

•	develop and maintain client relationships, particularly as we do not have longstanding business relationships with current clients in our predictive data analytics services segment;

•	increase awareness of our predictive data analytics capabilities;

•	manage risks associated with intellectual property rights and database management; and

•	upgrade our technology and infrastructure to expand our predictive data analytics service offerings.

If we are unsuccessful in addressing any of these risks and uncertainties, we may not be able to successfully grow our predictive data analytics services business.

Our growth prospects may be adversely affected if the market for our services and the industries we serve fail to grow.

Our growth and our ability to maintain profitability depend on acceptance of the services that we offer. Our clients such as China Unicom and China Telecom may not continue to use our direct marketing, predictive data analytics and customer loyalty services. In addition, our services generate material recurring net revenues from China Unicom for airtime usage by customers that we acquired on their behalf. We also generate net revenues from the sale of China Unicom products and services, such as SIM cards and mobile phone sets, and through incentive rewards paid by China Unicom for achievement of customer acquisition targets. As a result, any decline in the growth of China’s mobile communications services sector, including any decline in demand for our clients such as China Unicom’s products and services, for reasons beyond our control, such as customer preference for a competing product or service or a reduction in our clients’ marketing efforts, could make it more difficult for us to successfully market China Unicom’s mobile services. Any decrease in the demand for our services could have a material adverse effect on our growth, net revenues and operating results.

If we are not able to manage our growth, we may not be able to maintain or increase profitability and our business would be materially and adversely affected.

Our total net revenues have grown from $12.6 million for the year ended December 31, 2009 to $17.7 million for the year ended December 31, 2010 and to $31.1 million for the year ended December 31, 2011. We intend to continue to grow our business in the near future organically, as well as potentially through business acquisitions. To support our growth plans, in particular our expansion into additional provinces in China, we may need to expand our existing management team, operational, financial and human resources, facilities, customer service capabilities and information systems and controls. All of these measures will require substantial management efforts and the dedication of additional resources. We cannot assure you that we will be able to implement these measures successfully or effectively manage our growth and expanding operations. If we are not able to successfully manage this growth, we may not be able to maintain or increase our profitability, and our business would be materially and adversely affected.

We could lose our access to data from third parties, which could harm our ability to provide our solutions to clients and adversely affect our business.

Our sources of data, such as China Unicom, could stop providing us with this data, such as call lists, in the future, and we could also become subject to regulatory restrictions on the use of such data, in particular if such data is not collected in a way which allows us to legally use and/or process the data. If a substantial number of data sources, or certain key sources, were to stop providing or be unable to provide this data, or if we were to lose access to this data due to regulation our ability to provide customer loyalty or direct marketing solutions to our clients could be impacted, which could materially and adversely affect our business, reputation, financial condition and operating results.

We may undertake acquisitions or investments to further expand our business and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth strategy, we will continue to evaluate opportunities to acquire or invest in other businesses or in intellectual property or technologies that would complement our businesses, expand the scope of our sector and geographic coverage of markets we can address or enhance our capabilities. Any such acquisition or investment may require a significant amount of capital investment. For instance, pursuant to the framework agreements we have entered into with I-Equity Management Limited, or I-Equity, we acquired direct marketing businesses that two delegated parties of I-Equity have with China Unicom in the cities of Chengdu and Ningbo in February 2012 for an aggregate consideration of $18.5 million paid to I-Equity. We have also entered into framework agreements with I-Equity to acquire certain direct marketing contracts and relationships between I-Equity’s delegated parties and China Unicom in the regions of Shanghai, Wenzhou, the three Northeast Provinces (Liaoning, Jilin and Heilongjiang) and Henan in the near term, for which we have paid an aggregate deposit of $13.5 million to I-Equity under these framework agreements. We and I-Equity intend to supplement these framework agreements to finalize the terms of the acquisitions, including final purchase price, payment schedule and form of consideration. These as well as other acquisitions and investments entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

•	problems integrating the acquired operations, technologies or products into our existing business;

•	diversion of management’s time and attention from our core business;

•	need for financial resources above our planned investment levels;

•	failure to realize anticipated synergies and/or profit;

•	adverse effects on existing business relationships with clients;

•	difficulties in maintaining business relationships established by the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company;

•	deterioration in the quality of our services;

•	potential write-offs of acquired assets; and

•	potential expenses related to the amortization of intangible assets and goodwill impairment.

In addition, if we use our equity securities to pay for acquisitions, our shareholders will experience dilution. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends. Our failure to address the risks associated with acquisition and investment activities may have a material adverse effect on our financial condition and results of operations.

We have made substantial deposits with I-Equity under framework agreements for the acquisition of businesses designed to expand our direct marketing presence in the PRC. To the extent that we do not consummate these business acquisitions, we could lose some or all of our deposits.

We have entered into framework agreements with I-Equity to acquire certain direct marketing contracts and relationships between I-Equity’s delegated parties and China Unicom in the regions of Shanghai, Wenzhou, the three Northeast Provinces (Liaoning, Jilin and Heilongjiang) and Henan in the near term, for which we have paid an aggregate deposit of $13.5 million to I-Equity under these framework agreements. To the extent we are unable to agree with I-Equity on the final terms of a business acquisition contemplated by a framework agreement, we would request a return of our deposit. If I-Equity were to refuse to return our deposit, we would be required to initiate legal proceedings. We cannot assure you that we would prevail in any such legal proceedings, or if we were to prevail, that we would be able to collect all or any portion of our deposit, or do so on a timely basis.

The commercial agreements with China Unicom that we acquire upon consummation of the business acquisitions contemplated by the framework agreements with I-Equity have short terms. If we are unable to renew or replace these contracts upon expiration, our business could be harmed and we will have substantially overpaid I-Equity for these businesses.

We have recently completed business acquisitions contemplated by framework agreements we entered into with I-Equity to expand our direct marketing presence into the regions of Chengdu and Ningbo in the PRC. We paid an aggregate of $18.5 million for these businesses. Under these business acquisitions, we acquired several commercial contracts with China Unicom under which we will derive revenues. These agreements with China Unicom have terms that expire between November 2012 and December 2013. If we are unable to renew the agreements with China Unicom or replace them with new agreements after their expiration on terms favorable to us, our business will be harmed and we will have substantially overpaid I-Equity for these businesses.

An impairment in the carrying value of our goodwill or other intangible assets could adversely affect our financial condition and results of operations.

We have made several recent acquisitions and are required to test goodwill annually and other intangible assets when there are indicators of impairment, to determine if impairment has occurred. Additionally, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge in the period the determination is made. The testing of goodwill and other intangible assets for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations or changes in competition. Adverse changes in the aforementioned factors, or changes in actual performance compared with estimates of our future performance, could negatively affect the fair value of goodwill or other intangible assets reflected on our balance sheet, which may result in impairment charges. Should the value of goodwill or other intangible assets become impaired, there could be an adverse effect on our financial condition and results of operations.

We have incurred losses in the past, have only recently become profitable and may not be able to maintain profitability in the future.

As of December 31, 2011, we had an accumulated deficit of $24.5 million. In addition, we only became profitable in 2010. We expect that our operating expenses will continue to increase in the foreseeable future. We cannot assure you that we will be able to generate sufficient total net revenues to maintain profitability. We cannot assure you that the growth rates for some of our operating results will remain at recent levels.

We may not be able to compete successfully against our existing or future competitors.

Our principal competitors include Beijing COIAS Technology Co., Ltd. and Chinese World Information Industry. We also compete with our clients’ own in-house customer identification and marketing capabilities, which our clients may choose to develop from time to time and which may be similar to the services that we offer, as well as outsourced telemarketing firms. For example, China Telecom’s Best Tone internal team provides both direct marketing and customer loyalty services. We also compete with retail outlets for mobile products and services. In addition, banks and other card issuers could, in the future, develop services that compete with ours and clients could, in the future, cooperate to form a credit service bureau, which could provide alternative, larger or more robust sources of data than that contained in our customer database. Some of these competitors may have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, or greater name recognition than we do. This may provide our competitors with advantages over us, and their greater resources may enable them to respond to new or emerging technologies and changes in client and customer requirements faster and more effectively and offer lower prices than we can. If we are not able to compete successfully against our existing or future competitors, our market share and net revenues may decline and our business would suffer.

Our customer database may be vulnerable to security and privacy breaches, employee fraud and breaches of system security. Our reputation, credibility, business, financial condition and results of operations would suffer if we are unable to manage these risks.

Our customer database may be vulnerable to fraud, illegal or improper usage and security and privacy breaches. In addition, the networks on which we operate our business may be vulnerable to unauthorized access, computer hacking, computer viruses and other security problems. For example, an employee or a third party contractor who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. For instance, a U.S. based provider of marketing and customer loyalty solutions recently disclosed a major security breach at one of its subsidiaries that may have resulted in computer hackers gaining access to the names and email addresses of millions of customers of its clients. We may be required to expend significant resources to protect against the threat of and to alleviate problems caused by illegal or improper conduct and security breaches, as well as defend ourselves against legal claims.

Complaints or negative publicity about our services could harm our reputation and diminish customer confidence in our services.

Complaints or negative publicity about our services could diminish consumer confidence in and use of our services. For example, we are aware of at least four customer complaints against us on several online forums alleging that our sales associates use aggressive sales techniques and sometimes do not fully explain contract terms and service charges. Breaches of our customers’ privacy and our security measures could have the same effect and could also result in legal claims against us. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. If we do not manage or train our customer service representatives properly, our ability to handle customer complaints effectively could be compromised. If we do not handle customer complaints effectively, our reputation may suffer, and customers and our clients may lose confidence in our services.

Customer resistance to our direct marketing efforts could reduce the effectiveness of our services.

As the direct marketing services industry in China continues to grow, the effectiveness of outbound direct marketing services may be limited due to customer resistance to some of our customer acquisition activities. Our ability to sell our clients’ products and services and the success of our business relies in part on our ability to effectively market our clients’ products and services. Customer resistance to direct marketing or the establishment of “do not call” registries similar to the National Do Not Call registry managed by the Federal Trade Commission in the United States, could diminish the effectiveness of, and reduce demand for, our services.

If we do not effectively manage our operation centers, our business will be harmed.

The success of our business depends to a large extent on how effectively we manage our operation centers. If one or more regional affiliates of China Unicom cease or reduce the use of our services or if customer call volumes decline, our operating results are likely to be harmed to the extent that we are not able to manage our excess operation center capacity and reduce expenses proportionally. In addition, we may consider opening new operation centers in the future to create the additional capacity necessary to accommodate new or expanded location-based marketing efforts and to implement other direct marketing or customer loyalty programs. However, additional centers may result in idle capacity until any new or expanded programs and marketing efforts are fully implemented. If we are not able to effectively manage the expansion or contraction of our existing or future operation centers, our business, results of operations and financial condition could be adversely affected.

Increases in labor costs could adversely affect our business, results of operations and financial condition.

Our operation center activities are labor-intensive and require specially trained employees. Our recruiting and training costs generally increase and our operating efficiency and productivity generally decrease as a result of:

•	any increases in hourly wages or bonuses, costs of employee benefits or employment taxes;

•	changes in government regulation and policies;

•	the high degree of training necessary for some of our operation center operations, particularly customer acquisition and customer service; and

•	competition for qualified personnel with other marketing firms and with other businesses in the labor markets in which we compete.

If we are unable to offer competitive employee benefits or to continue to hire, train and retain a sufficient labor force of qualified employees while effectively managing our labor costs, our business, results of operations and financial condition could be adversely affected.

Our quarterly and annual operating results may fluctuate and are difficult to predict, and you should not rely on our past results as an indication of our future performance. If we do not meet the financial expectations of securities analysts or investors, the price of our ADSs will likely decline.

Our quarterly and annual operating results may fluctuate as a result of a number of factors, many of which are beyond our control. Any of the risks described in this “Risk Factors” section, and in particular, the following factors, could cause our quarterly and annual operating results to fluctuate from period to period:

•	the commencement and expiration of client contracts;

•	the loss or acquisition of a significant client;

•	fluctuations in foreign currency exchange rates, including fluctuations in U.S. dollar and RMB exchange rates;

•	the timing of our clients’ marketing campaigns, and our ability to attract new clients and to sell additional products and services to clients;

•	the seasonality of the products and services, such as conferences and seasonal gift products, offered by our clients through our customer loyalty services;

•	the financial strength of our clients;

•	our ability to successfully open new operation centers or to expand existing operation centers, including in new geographic areas in China, in a timely and cost-effective manner;

•	local, regional and national economic and political conditions;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and infrastructure; and

•	competitive conditions in our industry.

For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Our historical financial information may not be representative of our results as a stand-alone entity and, therefore, may not be reliable as an indicator of future results.

On January 21, 2010, we entered into a master separation agreement with PayEase containing the framework with respect to our separation from PayEase. Our consolidated financial statements have been carved out from the consolidated financial statements of PayEase using the historical results of operations and historical bases of the assets and liabilities of the business that we are engaged in. Accordingly, the historical financial information for us included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Our costs and expenses include allocations from PayEase for centralized corporate services and infrastructure costs, including:

•	finance and accounting;

•	human resources;

•	information technology;

•	share based compensation;

•	lease payments;

•	legal; and

•	sales and marketing.

Our new client acquisition cycle can be lengthy and unpredictable, which may cause our net revenues and operating results to vary.

The lead time for acquiring new clients can be lengthy, in some cases over one year. We expend substantial time, effort and money educating our current and prospective clients as to the value of our services, but we may ultimately fail to acquire that client at the end of the process. The success of our client development efforts is subject to many factors, some of which we have little or no control over. If we are unsuccessful in acquiring new clients after expending significant resources, our net revenues and operating results will be adversely affected. Because of the often lengthy client acquisition cycle, the timing of net revenues from such a client is often unpredictable and may lead to variances in our operating results from quarter to quarter.

Our chairman, president and chief executive officer, and chief financial officer and general counsel, also serve as executive officers in similar capacities with PayEase. The members of our board of directors also serve on the board of directors of PayEase. This executive officer and board of directors overlap may result in conflicts of interest or the diversion of management’s attention from our business.

The members of our board of directors are also on the board of directors of PayEase. Mr. Charles Skibo, the Chairman of our Audit Committee and an independent director, intends to resign from the board of directors of PayEase upon the consummation of this offering. We have contracts with PayEase pursuant to which PayEase provided us with certain services and accommodations. As a result of PayEase’s divestiture of its payment processing subsidiary in the PRC, PayEase does not currently have any business operations. Consequently, we do not expect to enter into similar contracts with PayEase in the future, or into contracts in which we provide services or other accommodations to PayEase. Nonetheless, we intend to adopt a conflict of interest policy effective upon completion of this offering requiring independent director approval of transactions with PayEase by a committee consisting of Mr. Skibo (or a committee consisting of one or more directors otherwise unaffiliated with PayEase, if additional directors join our Board in the future). Any new contracts or amendments to existing contracts with PayEase may be on terms that are more favorable to PayEase than to us, which could adversely affect our business, financial condition and operating results.

Each of our chairman, president and chief executive officer, and chief financial officer and general counsel serve in similar capacities with PayEase and are currently employed by both PayEase and us. We expect that these three executive officers will continue to provide the following services to PayEase: (1) handle communications with PayEase stockholders, and (2) oversee administrative and legal matters relating to the continuing PayEase corporate entity, such as required tax filings. In addition, we expect that these three executive officers will continue to serve as members of the board of directors of PayEase Technology Beijing. In 2011, as between PayEase and us, we estimate that our chairman of the board and our president and chief executive officer spent between 60% and 70% of their time, and our chief financial officer and general counsel and our executive vice president, technology and development spent between 80% and 100% of their time, respectively, on matters related to our business. Although they are contractually obligated to devote a certain minimum portion of their time to our business pursuant to their employment agreements entered into in July 2011, we cannot assure you that their attention will not be diverted from our business, which may cause us to miss business opportunities that we would not otherwise have missed, or cause our relationships with our clients to deteriorate, any of which could adversely affect our business, financial condition and operating results.

Our success depends on the continuing efforts of our senior management team and on our ability to successfully attract, train and retain additional key personnel.

Our future success depends heavily upon the continuing services of the members of our senior management team, including the senior management teams of our operating subsidiaries. If one or more members of our senior management team are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, if any member of our senior management team, some of whom have established long-term industry relationships with our significant clients, joins a competitor or forms a competing company, we may lose clients, customers, know-how and key employees, and our business would suffer as a result. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements. We cannot assure you that we will be able to retain existing, or attract and retain new, qualified personnel, whom we will need to achieve our strategic objectives. In addition, since our business is growing rapidly, our ability to train and integrate newly hired key personnel into our operations may not meet the growing demands of our business. The loss of senior management team members and the inability to retain, train and integrate qualified replacements and other key personnel could materially and adversely affect our financial condition and results of operations.

Third parties may claim that we are infringing their intellectual property rights, and we could suffer significant litigation or licensing expenses or be prevented from operating our business if these claims are successful.

In the course of our business, third parties may claim that we are infringing their intellectual property rights, or we may otherwise become aware of potentially relevant patents, copyrights or other intellectual property rights used by us that are owned by other parties. We may be unaware of intellectual property rights of others that may cover some of our technologies. As a result, we may be required to obtain licenses for such intellectual property. There can be no assurances that if we are required to obtain licenses, we will be able to obtain such licenses on commercially reasonable terms or at all. Our inability to obtain these licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects.

Any litigation regarding intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. Because of the complexity of the technologies involved and the uncertainty of litigation generally, any intellectual property litigation involves significant risks. Moreover, if there is a successful claim of intellectual property infringement against us, we might be required to pay substantial damages to the party claiming infringement, refrain from providing our products and services, develop non-infringing technologies or enter into costly royalty or license agreements on an on-going basis. However, we may not be able to obtain royalty or license agreements on terms acceptable to us or at all. Parties asserting infringement claims may also be able to obtain an injunction against our continuing to engage in business operations that involve the allegedly infringing intellectual property. Any intellectual property litigation or successful claim could have a material adverse effect on our business, operating results or financial condition.

We use “open source” software to develop our software and technology platform. Open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License. These license terms may be ambiguous, in many instances have not been interpreted by the courts and could be interpreted in a manner that results in the development of our software being regarded as having infringed third-party intellectual property rights. In addition, it may be difficult for us to accurately determine the developers of the open source code and whether the code incorporates proprietary software. Any liability or penalty resulting from the infringement of third-party intellectual property rights through our use of open source software could materially and adversely disturb our operations and affect our business, financial condition and operating results.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights, including the source code for our proprietary software. Enforcement of PRC intellectual property-related laws has historically been weak, primarily because of ambiguities in those laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing any unauthorized use of our intellectual property is difficult and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our technologies. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. In addition, others may develop similar proprietary information and techniques independently, gain access to our intellectual property rights, or disclose such technologies. Additionally, we cannot assure you that any registered trademark owned by us or any patent owned by us in the future will be enforceable or will not be invalidated, circumvented or otherwise challenged in the PRC, the United States or other countries or that the rights granted thereunder will provide competitive advantages to us or that any future patent applications we may file will be issued with the scope of the claims sought by us, if at all. Furthermore, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, determine the validity of and scope of the proprietary rights of others, or defend against claims of infringement. Litigation could result in substantial costs and diversion of resources which could harm our business, could ultimately be unsuccessful in protecting our intellectual property rights, and may result in our intellectual property rights being held invalid or unenforceable. Our success and ability to compete in our business depend, in part, on our ability to protect our intellectual property and to enforce our intellectual property rights, and any inability to do so could adversely affect our business, financial condition and operating results.

The audit reports included in this prospectus are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Independent registered public accounting firms that issue audit reports included in filings with the Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. However, because our independent registered public accounting firm is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating the audits performed by our independent registered public accounting firm and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditing firms located in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to firms located outside of China that are subject to PCAOB inspections. Because of this, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. If our internal control over financial reporting or disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our share price.

We will be subject to reporting obligations under the United States securities laws. The SEC as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the year ending December 31, 2013.

Our management may conclude that our internal control over our financial reporting is not effective. Moreover, our independent public registered accounting firm may be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. However, because we qualify as an “emerging growth company” under the new Jumpstart Our Business Startups Act of 2012, or the JOBS Act, these attestation requirements may not apply to us for up to five years after the date of this offering unless we cease to qualify as an “emerging growth company”. Material weaknesses may be identified during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. During the course of the evaluation, documentation or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with Section 404. For example, in connection with the audit of our consolidated financial statements for the period from January 1, 2009 to December 31, 2011, we and our independent registered public accounting firm identified material weaknesses and other deficiencies in our internal control over financial reporting, as defined in the standards established by the PCAOB. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to the lack of personnel with U.S. GAAP expertise in the preparation of our financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements and the lack of effective independent oversight function to prevent and detect misstatements in financial statements.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. If we fail to timely achieve and maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal control, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our ADSs.

We are an “emerging growth company” as defined in the JOBS Act and may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and not being required to adopt and comply with new or revised accounting standards at the same time as other public companies. We will remain an “emerging growth company” for up to five years, although if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our second fiscal quarter in any particular fiscal year, we would cease to be an “emerging growth company” as of such fiscal year end.

The JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We also expect that being a public company and these new rules and regulations could make it more expensive for us to renew director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.

As of December 31, 2011, we had leased properties in nine cities in China. With respect to one of these leased properties, the lessor failed to provide the property title certificate or other legal instruments proving the title ownership of this lessor. According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the validity of the relevant lease agreement is uncertain, and may also be subject to challenge by third parties. We do not believe that such failure will affect the performance of this lease. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We do not have business disruption or other business insurance coverage.

We do not have business disruption or other business insurance coverage for our operations in China. The insurance industry in China is still at an early stage of development and insurance companies in China currently offer limited business insurance products. In addition, we do not have any business insurance coverage for our operations to cover losses that may be caused by litigation or natural disasters. Any business disruption litigation or natural disaster may result in our incurring substantial costs and diversion of resources, which could have a material adverse effect on our financial condition and operating results.

Third parties may seek to hold us responsible for liabilities of PayEase.

Third parties may seek to hold us responsible for PayEase’s liabilities. Under our indemnification and insurance matters agreement with PayEase, PayEase has agreed to indemnify us for liabilities related to its business and not related to our business, including indemnifying us for liabilities related to taxes in connection with and arising on or prior to the spin-off. PayEase has recently divested itself of its payment processing operating subsidiary in China, PayEase Technology Beijing, due to recent regulations from the People’s Bank of China, or PBOC, requiring non-financial institution businesses in the PRC to obtain licenses to continue their operations. While the regulations do not expressly prohibit foreign-invested enterprises such as PayEase from obtaining such a license, there are currently no implementing rules in place to allow foreign-invested enterprises to obtain licenses prior to the deadline imposed by the PBOC. While there are no pending indemnification or insurance claims or potential claims that we are aware of, we cannot assure you that such claims will not arise. If they do arise, and, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount, or any portion, of our losses from PayEase, which could materially harm our financial condition and results of operations.

We could be treated as a U.S. domestic corporation for U.S. federal income tax purposes which could result in significantly greater U.S. federal income tax liability for us.

Section 7874(b) of the U.S. Internal Revenue Code generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. It is possible that the Internal Revenue Service could argue that we should have been treated as a domestic corporation for U.S. federal income tax purposes following our separation from PayEase. If Section 7874(b) were to apply then, among other things, we would be subject to U.S. federal income tax on our worldwide taxable income as if we were a domestic corporation.

Although we do not believe Section 7874(b) should apply to treat us as a domestic corporation for U.S. federal income tax purposes, due to the factual nature of the tax analysis and the absence of comprehensive guidance on how certain of the rules of Section 7874(b) apply, this result is not entirely free from doubt and our special U.S. counsel expresses no opinion with respect to the potential application of Section 7874. As a result, investors are urged to consult their own tax advisors on this issue. This prospectus assumes that we will be treated as a non-U.S. corporation for U.S. federal income tax purposes.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if either: (i) at least 75% of its gross income in a taxable year is passive income; or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce passive income or are held for the production of passive income. Based on the projected income and the projected value of our assets, which will be determined in part on the trading price of our ADSs, we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year ending December 31, 2012 or for the foreseeable future. However, despite our expectations, we cannot assure you that we will not be a PFIC for the current taxable year or any future year because our PFIC status is determined at the end of each year and depends on the composition of our income and assets during such year. Our special U.S. counsel expresses no opinion with respect to our PFIC status or our expectations in this regard. If we are a PFIC, our U.S. investors will be subject to increased tax liabilities and additional reporting requirements under U.S. tax laws and regulations and to burdensome reporting requirements. See “Taxation—U.S. Federal Income Taxation” for a more detailed description of the PFIC rules.

Implementation of laws and regulations relating to data privacy in China could adversely affect our business.

We engage in multi-faceted direct marketing services, as do many of our clients. Certain data and services collected, provided or used by us or provided to and used by us or our clients are currently subject to regulation in many jurisdictions, including China. The PRC Constitution states that PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such basic rights, and the PRC Contract Law prohibits contracting parties from disclosing or misusing the trade secrets of the other party. Further, companies or their employees who illegally trade or disclose customer data may face criminal charges. Although the definition and scope of “privacy” and “trade secret” remain relatively ambiguous under PRC law, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to national and local regulations that could impact our ability to grow and maintain our proprietary database and to use our proprietary database or other sources of consumer information, such as call lists provided by our clients, to engage in targeted marketing activities or to attract clients. In addition, such concerns may lead to more stringent regulations that prevent us from engaging in direct sales to consumers that are not customers of our clients or a part of our business. Compliance with current regulations and regulations that may come into effect in these areas may negatively impact the growth of our operations and increase our expenses related to regulatory compliance, which could have a material adverse effect on our financial condition and operating results.

Privacy concerns, negative perceptions and adverse publicity regarding our data collection, data analysis and targeted marketing practices and similar practices by other companies could damage our reputation and harm our business.

The consumer information-based marketing industry in general, and our business in particular, is vulnerable to negative public perceptions associated with the collection and analysis of detailed, transaction-level consumer information to support targeted and location-based outbound marketing efforts, and the misuse of such information. For instance, on March 15, 2012, a live program broadcasted by China Central Television Station, or CCTV, the national television broadcasting network owned by the PRC central government, reported illegal collection and use of customer data by a Chinese multi-channel marketing and customer loyalty service provider. Such alleged illegal practices include, among other things, illegal collection and trading of customer data. Although we do not believe we are involved in any illegal activity in our collection and use of customer data, this negative publicity and negative perceptions of our business practices and of companies engaged in similar data collection and targeted marketing practices could damage our reputation and cause clients not to engage us for our services. In addition, other companies that collect and use consumer data may not follow the same types of privacy and security practices that we follow, such as those related to system security and to the prevention of identity theft and the use of their services for illegal or improper purposes. The actions of these companies could further add to negative public perception of our business. This negative perception could discourage customers and clients from using our services and could also lead to increased regulation of our business, all of which would have a material adverse effect on our business, financial condition and operating results.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government or laws or regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct our business operations primarily in China. Our results of operations, financial condition and prospects are substantially influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and economic sectors. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. For example, our financial results may be adversely affected by government control over capital investments or changes in tax regulations that apply to us. The PRC government has also recently implemented certain measures, including recent interest rate increases, to control the rate of economic growth. These measures may decrease economic activity in China, including significantly slowing China’s domestic trade markets. Any adverse changes to the policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

Our subsidiaries in China are subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since the late 1970s, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, many of China’s laws and regulations have been recently enacted and may not sufficiently cover all aspects of economic activities, especially with respect to business models and industries that are new in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties and may not be as consistent or predictable as in other more developed jurisdictions. Furthermore, the legal protections available to us under these laws, rules and regulations may be limited. In addition, implementation of the PRC laws and regulations is based in part on government policies, internal rules and the understanding and interpretation of certain officials of relevant authorities that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering. Any failure to obtain prior CSRC approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

In 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, or MOC, the State Assets Supervision and Administration Commission of the State Council, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which was amended on June 22, 2009. The M&A Rules requires, among other things, that an offshore special purpose vehicle, or SPV, directly or indirectly controlled by PRC companies or individuals that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange must obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

Although the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval is not required in the context of this offering because (1) we are not controlled by PRC companies or individuals and (2) we and our PRC subsidiaries were incorporated directly without a merger or acquisition as defined in the M&A Rules. However, because it is uncertain how the M&A Rules will be interpreted or implemented, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion. If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain CSRC approval prior to the completion of this offering, then this offering will be delayed until we obtain CSRC approval, which may take many months. If during or following our offering it is determined that CSRC approval is required, we may face regulatory actions or other sanctions, including fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays or restrictions on our repatriation of proceeds from this offering into the PRC, and other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

CSRC approval may be required in connection with this offering under a Notice Concerning Further Enhancement of Administration for Issuing Shares and Listing Overseas, or the Red-Chip Guidance. Any failure to obtain prior CSRC approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.

In 1997, China’s State Council issued the Red-Chip Guidance, which provides that a Chinese funded, unlisted offshore company or a listed offshore company controlled by Chinese funds, or a red-chip company, must hold its domestic PRC assets for more than three years before the company may become publicly listed outside of China. The Red-Chip Guidance further requires that companies obtain approval from relevant PRC authorities prior to transferring assets out of China to a red-chip company for the purpose of effecting a public offering and listing. Capinfo, a PRC state-controlled joint stock company that is listed on the Hong Kong Stock Exchange, beneficially owned 12.0% of our outstanding voting securities as of the date of this prospectus through its wholly-owned subsidiary, Capinfo (Hong Kong) Company Limited, or Capinfo Hong Kong, and is our single largest shareholder. Under the terms of the Red-Chip Guidance, it is not clear whether Capinfo’s investment in our company would cause us to be treated as a Chinese funded company for purposes of the Red-Chip Guidance. Our PRC counsel, Commerce & Finance Law Offices, has advised us that, in the context of this offering, the Red-Chip Guidance does not apply to this offering because (i) Capinfo Hong Kong is one of our investors rather than a founder and (ii) Capinfo Hong Kong does not have full control or significant influence over us. As a result, we have not applied for approval from the CSRC in connection with this offering. However, if the CSRC or any relevant PRC government authority subsequently determines that the Red-Chip Guidance applies to this offering, we may face administrative sanctions or penalties, which could be substantial.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could harm our liquidity and our ability to fund and expand our business.

In using the proceeds of this offering in the manner described in “Use of proceeds,” as an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may make loans to our PRC subsidiaries or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our wholly-owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits, which are defined as the difference between the amount of their respective “total investment” and “registered capital” as approved by MOC or its local counterparts and must be registered with SAFE or its local counterparts. Both the amounts of total investment and registered capital of an enterprise may be changed upon approval of MOC or its local counterparts. The statutory limits for loans to Talkie Shenzhen and Zhiteng based on their current total investments and registered capital are $420,000 and RMB420,000, respectively.

We may also decide to finance our wholly-owned subsidiaries by means of capital contributions. These capital contributions must be approved by the MOC or its local counterparts. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, on August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used only for purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the administration for industries and commerce and, unless set forth in the business scope or in other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including heavy fines. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. As a result, Circular 142 and Circular 59 may significantly limit our ability to expand our business, and we may not be able to convert the net proceeds from this offering into RMB to invest in or acquire any other PRC companies.

Presently neither we nor our wholly-owned subsidiaries are registered as an investment company. We do not intend to turn these entities into investment companies because to do so these subsidiaries would have to satisfy criteria promulgated by MOC and be approved by MOC or its provincial counterparts before registration with the administration for industries and commerce, which is difficult to accomplish and time consuming. As a result, if the net proceeds from this offering are injected into LAEC and our subsidiaries as increased registered capital, we could not convert such proceeds into RMB to fund acquisitions of PRC business entities, and our ability to expand our business may be adversely affected.

The M&A Rules establish complex procedures for acquisitions conducted by foreign investors which could make it more difficult for us to pursue growth through acquisitions.

The M&A Rules establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Under the Enterprise Income Tax Law, we may be treated as a resident enterprise of the PRC. Such classification would likely result in negative tax consequences to us and could result in negative tax consequences to our non-PRC shareholders and ADS holders.

The National People’s Congress passed the Enterprise Income Tax Law of the PRC, or the Tax Law, on March 16, 2007, which took effect on January 1, 2008. On December 6, 2007, the State Council promulgated the Regulations on the Implementation of the Enterprise Income Tax Law of the PRC, or the Tax Implementation

Regulations, which became effective on January 1, 2008. Under the Tax Law and the Tax Implementation Regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The Tax Implementation Regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Although the matter is not free from doubt, we do not believe that we or any of our non-PRC subsidiaries should be treated as resident enterprises. However, if the PRC authorities were to subsequently determine that we should be treated as a resident enterprise, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our financial condition and results of operations. Under the Tax Law, a withholding tax of 10% applies to dividends payable to shareholders that are “non-resident enterprises,” which include those without an institution or place of business in China, or those with such institution or place of business but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends have their sources within the PRC, unless a tax treaty with the jurisdiction of the non-resident enterprise shareholder otherwise stipulates. If we were considered a PRC resident enterprise, it is also possible that the Tax Law and the Tax Implementation Regulations would cause any dividends that we pay to our non-PRC shareholders and ADS holders to be subject to a withholding tax. In addition, under the Tax Law, our non-PRC shareholders and ADS holders could become subject to a 10% income tax on any gains realized from their transfer of our shares or ADSs.

The application of PRC tax treaties and PRC tax guidance to our holding company may significantly affect our income tax expenses.

Under the Tax Law and the Tax Implementation Regulations, dividends from our PRC subsidiaries out of earnings generated after January 1, 2008 are subject to withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of Zhiteng and Talkie Shenzhen, which are our PRC subsidiaries held by one of our Hong Kong subsidiaries, will, upon approval from the local tax authority, benefit from a reduced withholding tax rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital.

The State Administration of Taxation, or SAT, promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The term “conduit company” normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by our PRC subsidiaries to their non-PRC shareholders whose jurisdiction of incorporation has a tax treaty with China providing for a beneficial withholding arrangement, such as Hong Kong, will be entitled to the benefits under the relevant withholding arrangement.

Our subsidiaries in China are subject to restrictions on dividend and other payments to us or to any other affiliated company and to prohibitions on inter-company borrowing and allocation of tax losses.

We are a holding company incorporated in the Cayman Islands and we conduct substantially all of our operations through our subsidiaries in China. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us or to other affiliated companies in the form of loans, advances or cash dividends. In addition, current PRC regulations prohibit inter-company borrowings and allocation of tax losses among our subsidiaries in China. Any limitations on the ability of our PRC subsidiaries to transfer funds to us or to allocate funds or tax losses among themselves could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to use net revenues generated in RMB.

Because substantially all of our net revenues are denominated in RMB and is remittable to us primarily by way of dividend payments after being exchanged into freely exchangeable foreign currency, restrictions on currency exchange may limit our ability to use net revenues generated in RMB to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for current account transactions, such as profit distributions, interest payments and trade and service-related foreign exchange transactions. Capital account transactions, such as repayment of foreign currency denominated loans, direct investment, loans or investment in securities outside China, however, require prior approvals of the NDRC, the MOC, SAFE and certain other relevant governmental authorities (including their central organ and local counterparts). Although PRC government regulations now allow greater convertibility of RMB for capital account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital accounts, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of or registrations with SAFE. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to current account transactions. If this occurs, we may not be able to pay our shareholders, including holders of our ADSs, dividends in foreign currency or satisfy our other foreign currency denominated obligations.

PRC regulations relating to offshore investment activities by PRC residents and stock incentive plans of overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect our ability to make acquisitions. If our shareholders who are PRC residents, or our employees or directors or supervisors who participate in our stock incentive plans fail to make required registrations or comply with other requirements under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

Starting in 2005, SAFE promulgated a series of regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore round-trip investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who have directly established or indirectly controlled special purpose vehicle, or SPV for the purposes of equity financing prior to the implementation of these foreign exchange regulations, or PRC residents who will acquire a controlling interest in such SPVs, will be required to register their investments in the SPVs with the relevant local branch of SAFE. In addition, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest shall be registered with SAFE. SAFE regulations also require PRC subsidiaries of offshore companies to coordinate with and supervise the offshore company’s PRC resident shareholders with respect to their SAFE registration obligations. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of the offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our beneficial owners who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange-dominated loans.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Fluctuations in the value of the RMB may have a material effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the RMB traded within a narrow range against the U.S. dollar. Since June 2010, the RMB has appreciated against the U.S. dollar, from RMB6.7807 per U.S. dollar to RMB6.3059 as of May 4, 2012. It is difficult to predict how RMB exchange rates may change going forward. Substantially all of our net revenues and expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Moreover, following the completion of this offering, we expect a significant portion of our cash and cash equivalents to be denominated in currencies other than RMB. As our functional currency is RMB, such foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of the RMB against the currencies in which these cash and cash equivalents are denominated. Any significant appreciation of the RMB against these foreign currencies may result in significant exchange loss to be recorded in our income statement.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to hedge our exposure successfully, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in most instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, the annual leave requirements under the Regulations of Paid Annual Leave of Employees mandate that annual leave ranging from five to 15 days is available to nearly all employees who have been working consecutively for over one year, with certain exceptions, and the regulations further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. As a result of these regulations designed to enhance labor protection, our labor costs are expected to increase. In addition, as the interpretation and implementation of these regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

The enforcement of the Social Insurance Law and other social insurance-related regulations in the PRC may adversely affect our business and our results of operations.

On October 28, 2010, the Standing Committee of the National People’s Congress of China promulgated a new social security act, namely, the Social Insurance Law of the PRC, which took effect on July 1, 2011. The Social Insurance Law regulates the five basic social security insurance schemes, i.e. pension, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. It is the first comprehensive law of China to regulate the five social insurance schemes and associated administrative issues, such as collection of social insurance premiums, management of social insurance funds and supervision of social insurances schemes. The Social Insurance Law covers all employing entities within China and all individuals, including city residents, flexible employment individuals, migrant workers and foreigners working in China. The Social Insurance Law provides for new mandatory means to collect the social insurance premiums where an employer fails to pay the social insurance contributions in full and on time. Further, an employer who fails to make payment of the social insurance contributions in full and on time may be penalized with late payment surcharges and face administrative fines up to three times the amount of the social insurance premiums outstanding.

However, the interpretation and implementation of the Social Insurance Law remains uncertain. For instance, the new law has not provided for national uniform social insurance contribution rates. Employers still need to refer to local regulations for contribution rates of the social insurance schemes. We cannot assure you that our employment practice will at all times be deemed in full compliance with the new regulations. We may face administrative proceedings and substantial penalties if the relevant authorities determine that we have not complied with the applicable statutory social security and housing allowance schemes. If we are subject to severe penalties or incur significant liabilities in connection with administrative investigations and proceedings, our business and results of operations may be adversely affected.

We face risks related to natural disasters, health epidemics and outbreaks of contagious diseases, which could have a material adverse effect on our business and results of operations.

Our business could be materially adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. Since substantially all of our operations and substantially all of our clients and customers are currently based in China, an outbreak of avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including China, would adversely affect our business, financial condition or results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have been approved to list our ADSs on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies in our industry;

•	announcements by us or our competitors of new products or services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of senior management or key personnel;

•	loss of a significant client;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	intellectual property litigation;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs; and

•	general economic or political conditions in China, including changes in government regulation and policies.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, the stock price of China-based U.S. listed companies has recently experienced significant volatility a result of the increasingly unfavorable market sentiment towards such companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 180,156,903 ordinary shares outstanding, including 61,200,000 ordinary shares represented by 5,100,000 ADSs (calculated based on 118,956,903 ordinary shares outstanding as of the date of this prospectus assuming the automatic conversion of all of our outstanding preferred shares into 73,223,616 ordinary shares immediately prior to closing of this offering). All ADSs sold in this offering, except for any ADSs sold to our affiliates, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares upon the expiration of the 180-day lock-up period will have rights, under certain conditions, to cause us to register under the Securities Act the sale of their ordinary shares. Registration of these shares under the Securities Act will result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of the registration. Sale of these registered shares in the public market could cause the price of our ADSs to decline. See “Related Party Transactions—Investors’ Rights Agreement.”

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering, you will incur an immediate dilution of $6.75 per ADS, representing the difference between our net tangible book value per ADS as of December 31, 2011, after giving effect to this offering and assuming that the initial public offering price is $13.00 per ADS (which is the midpoint of the estimated public offering price range).

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As a foreign private issuer, we will be exempt from certain SEC requirements that provide shareholders with protections and information that must be made available to shareholders of U.S. public companies.

We are a foreign private issuer, which has reduced reporting obligations under the Exchange Act as compared to United States public companies, resulting in fewer costs associated with financial and reporting compliance. For example, as a foreign private issuer, we are exempt from certain provisions applicable to U.S. public companies, including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information; and

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will provide you with a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy given, substantial opposition exists, or such matter materially and adversely affects the rights of shareholders. See “Description of American Depositary Shares” for more detailed information.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your ability to protect your rights through the United States courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and a majority of our directors and executive officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries in China. A majority of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these directors and officers in the event that you believe that your rights have been violated under U.S. securities laws or otherwise. Even if you are successful in effecting service of process and bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may use the net proceeds from this offering in ways with which you may not agree.

While we have estimated how we intend to use the net proceeds from this offering elsewhere in this prospectus, our management will have considerable discretion as to how we ultimately use the net proceeds that we receive in this offering. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately and must rely on the judgment of our management regarding their application. The proceeds we receive may be used for corporate purposes that do not improve our profitability or increase our ADS price. Moreover, the proceeds we receive from this offering may also be placed in investments that do not produce income or that may lose value.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

After this offering, our directors, executive officers, principal shareholders and their affiliated entities will own approximately 37.6% of our outstanding ordinary shares (assuming no exercise of the over-allotment option). These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the trading price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. For more information regarding the influence of our principal shareholders and their affiliated entities, see “Principal Shareholders.”

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our shareholders have adopted amended and restated articles of association that will become effective immediately upon the closing of this offering. Our new articles of association will contain provisions that could limit the ability of others to acquire control of our company. These provisions could deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our articles of association will include the following provisions that may have the effect of delaying or preventing a change of control of our company:

•

our board of directors has the authority, without approval by the shareholders, to issue up to a total of 50,000,000 preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares, which may be greater than the preferences, powers and other rights of the shares being offered pursuant to this prospectus;

•

our board of directors has the right to elect directors to fill a vacancy created by the increase of the board of directors or the resignation, death or removal of a director, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

our board of directors has a classified structure pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year;

•	our shareholders may not call meetings or act by written consent in lieu of a meeting; and

•	our shareholders ability to propose actions at a duly convened meeting are limited.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will need to augment our support infrastructure because our information and control systems must enable us to prepare accurate and timely financial information and other required disclosure. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the Nasdaq Global Market have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and make some of our corporate activities more time-consuming and costly. Also, we will incur additional costs associated with satisfying our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

CONVENTIONS THAT APPLY IN THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

our “clients” are to the mobile telecommunications service providers, merchants and other organizations for whom we provide direct marketing, predictive data analytics or customer loyalty services;

“customers” are to the customers of our clients who participate in our customer loyalty programs or receive direct marketing solicitations from us; and

“RMB” are to the legal currency of the People’s Republic of China.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	our ability to maintain our relationships with existing clients;

•	our ability to expand the number of clients who use our services;

•	our ability to expand into other provinces in China;

•	our ability to expand our services to cater to other sectors;

•	our ability to respond to regulatory changes;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced services to meet those needs;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to protect our confidential information;

•	our ability to successfully identify and manage any potential acquisitions and strategic investments;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to retain our senior management and key personnel;

•	our ability to manage growth; and

•	economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the ADSs that we are offering will be approximately $60.4 million, assuming an initial public offering price of $13.00 per ADS, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering proceeds payable by us, a $1.00 increase (decrease) in the assumed initial offering price of $13.00 per ADS would increase (decrease) the net proceeds to us by approximately $4.7 million.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately $30 million for geographic expansion, including through acquisitions;

•	approximately $5 million to develop new technologies and products;

•

approximately $11.5 million to pay off (i) a revolving line of credit loan of $1.5 million due on December 7, 2012, bearing a variable interest rate based on the Far East National Bank Prime Rate with an initial rate of 3.25% per annum, (ii) a revolving line of credit loan of $4.8 million due on December 21, 2012, bearing a variable interest rate based on the Prime Rate as published in the Wall Street Journal with an initial rate of 3.25% per annum, and (iii) several promissory notes having an aggregate principal balance of $4.8 million maturing on May 31, 2012 bearing interest at a rate of 10% of the principal balance upon maturity; and

•	the balance for general corporate purposes, including working capital needs.

The foregoing represents our current intentions based upon our present plans and business conditions to allocate and use the net proceeds to us from this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds to us from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, generally government securities and short-term interest-bearing investment securities.

EXCHANGE RATE INFORMATION

We currently conduct substantially all of our business in China, and, therefore, all of our net revenues is denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from RMB amounts to U.S. dollar amounts were made at the rate of RMB6.2939 to $1.00, the noon buying rate specified in the H.10 statistical release of the Federal Reserve Board as of December 31, 2011. On May 4, 2012, the noon buying rate was RMB6.3059 to $1.00.

The following table sets forth exchange rate information for the periods indicated based on the noon buying rates.

Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3282	6.2975
April	6.2790	6.3043	6.3150	6.2790
May (through May 4)	6.3059	6.3068	6.3089	6.3052

Source: For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

DIVIDEND POLICY

Since our inception, we have not declared or paid any dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors and subject to Cayman Islands law. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements, legal limitations, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

Our ability to pay dividends will also depend upon the amount of distributions, if any, that we receive from our subsidiaries in China, which must comply with PRC laws and regulations and the respective articles of association of such subsidiaries in declaring and paying dividends to us. Under applicable requirements of PRC law, our subsidiaries in China may only distribute dividends after they have made allowances for:

•	recovery of losses, if any;

•	allocation to statutory common reserve funds; and

•	allocation to staff and workers’ bonus and welfare funds.

More specifically, these subsidiaries may pay dividends only after at least 10% of their net profit has been set aside as reserve funds and a discretionary percentage of their net profit has been set aside for staff and workers’ bonus and welfare funds. These PRC subsidiaries are not required to set aside any of their net profit as reserve funds if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year as determined in accordance with generally accepted accounting principles in the PRC, they generally may not distribute any dividends for that year.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2011:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the effectiveness of our amended and restated memorandum and articles of association and (ii) the automatic conversion of all our outstanding preferred shares into 73,223,616 ordinary shares immediately prior to the closing of this offering, as if it had occurred on December 31, 2011; and

•

on a pro forma as adjusted basis to further reflect the issuance and sale of 61,200,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the estimated net proceeds from such issuance and sale in this offering, each based on an assumed initial public offering price of $13.00 per ADS (which is the midpoint of the estimated public offering price range), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Contingently redeemable preferred shares:
Series D shares, $0.0001 par value: 14,122,745 shares authorized, 13,884,255 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	$2,990	—	—
Series E shares, $0.0001 par value: 23,006,778 shares authorized, issued and outstanding, actual; no shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	7,881	—	—
Series F shares, $0.0001 par value: 24,999,995 shares authorized, issued and outstanding, actual; no shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	26,760	—	—
Series G shares, $0.0001 par value: 9,000,000 shares authorized, actual; 8,195,662 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	18,040	—	—

Total contingently redeemable convertible preferred shares	$55,671	$—	$—

Shareholders’ equity:
Ordinary shares, $0.0001 par value: 425,745,072 shares authorized, 45,733,287 shares issued and outstanding, actual; 1,000,000,000 shares authorized pro forma and pro forma as adjusted; 118,956,903 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	$5	$12	$18
Convertible preferred shares:
Series A shares, $0.0001 par value: 432,358 shares authorized, issued and outstanding, actual; no shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	32	—	—
Series B shares, $0.0001 par value: 2,125,000 shares authorized, issued and outstanding, actual; no shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	156	—	—
Series C shares, $0.0001 par value: 568,052 shares authorized, issued and outstanding, actual; no shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	41	—	—
Additional paid-in capital(1)	26,722	82,631	143,045
Accumulated other comprehensive loss	(131)	(131)	(131)
Accumulated deficit	(24,511)	(24,511)	(24,511)

Total shareholders’ equity(1)	$2,314	$58,001	$118,421

Total capitalization(1)	$57,985	$58,001	$118,421

(1)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial offering price of $13.00 per ADS would increase (decrease) the net proceeds to us by approximately $4.7 million. The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

The table above excludes the 21,410,191 ordinary shares reserved for future issuance under our equity incentive plans as of the date of this prospectus.

DILUTION

Our net tangible book value as of December 31, 2011 was $0.73 per ordinary share and $8.72 per ADS. Net tangible book value per ordinary share represents the amount of total assets, minus the amount of deferred initial public offering expenses, deferred tax assets, goodwill, other intangible assets and total liabilities, divided by the total number of ordinary shares outstanding. Our pro forma net tangible book value as of December 31, 2011 was $0.28 per outstanding ordinary share on that date and $3.35 per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to the conversion of all of our outstanding preferred shares into 73,223,616 ordinary shares immediately prior to the closing of this offering. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after December 31, 2011, other than to give effect to (i) the conversion of all of our outstanding preferred shares into 73,223,616 ordinary shares immediately prior to the closing of this offering, (ii) the sale of 5,100,000 ADSs by us in this offering, at an assumed initial public offering price of $13.00 per ADS (which is the midpoint of the estimated public offering price range) and (iii) the estimated net proceeds of $60.4 million after deduction of underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value would increase to $0.52 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $6.25 per ADS. This represents an immediate increase in net tangible book value of $0.24 per ordinary share, or $2.90 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $0.56 per ordinary share, or $6.75 per ADS, to investors of ADSs in this offering. The following table illustrates the dilution on a per ordinary share basis and per ADS basis assuming all ADSs are exchanged for ordinary shares:

	Per Ordinary Share	Per ADS

Assumed initial public offering price	$1.08	$13.00

Net tangible book value as of December 31, 2011	0.73	8.72

Pro forma net tangible book value	0.28	3.35

Pro forma net tangible book value as adjusted to give effect to this offering	0.52	6.25

Amount of dilution in net tangible book value to new investors in this offering	0.56	6.75

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per ADS would increase (decrease) our net tangible book value after giving effect to this offering by approximately $4.7 million. Consequently, the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering would increase (decrease) by approximately $0.06 per ordinary share and approximately $0.68 per ADS. The information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of December 31, 2011, the differences between the shareholders as of such date and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $13.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent

Existing shareholders	118,956,903	66.0%	$41,991,000	38.8%	$0.35	$4.24

New shareholders	61,200,000	34.0	66,300,000	61.2	1.08	13.00

Total	180,156,903	100.0%	$108,291,000	100.0%

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and before deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per ADS would increase (decrease) total consideration paid by new investors by approximately $5.1 million, total consideration paid by all shareholders by approximately $5.1 million and the average price per ordinary share and per ADS paid by all shareholders by approximately $0.03 and $0.34, respectively.

The discussion and tables above excludes the 21,410,191 ordinary shares reserved for issuance under our equity incentive plans as of the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statement of operations and cash flow data for the years ended December 31, 2009, 2010 and 2011 and consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations and cash flow data for the year ended December 31, 2008 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 has been derived from our consolidated financial statements not included in this prospectus. Selected consolidated financial data as of December 31, 2007 and for the year ended December 31, 2007 have been omitted because this information could not be provided without unreasonable effort or expense. Our historical results do not necessarily indicate results expected for any future periods.

Our consolidated financial statements include allocations of certain PayEase expenses, including centralized legal, tax, treasury, employee benefits and other PayEase corporate services and infrastructure costs. These expense allocations have been determined on bases that we and PayEase considered to be reasonable reflections of the use of services provided or the benefit received by us. The financial information included in this discussion and in our consolidated financial statements may not be indicative of our consolidated financial position and operating results in the future, or what they would have been had we been a separate stand-alone entity throughout the periods presented. See note 1 of the notes to our consolidated financial statements for additional information on our relationship with PayEase.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousands, except per share data)
Selected Consolidated Statement of Operations Data:
Total net revenues:
Direct marketing services	$11,082	$10,241	$14,678	$24,929
Predictive data analytics services	—	—	1,229	4,741
Customer loyalty services	220	2,342	1,808	1,458

Total net revenues	$11,302	$12,583	$17,715	$31,128

Total cost of revenues	$9,952	$8,596	$8,192	$7,722

Gross profit	1,350	3,987	9,523	23,406
Operating expenses:
Selling and marketing	906	974	862	672
General and administrative(1)	4,219	3,404	6,625	6,611
Loss on termination of control agreements with Talkie and Vispac	6,732	—	—	—
Gain on modification of payable for business acquisition	—	—	—	(277)
Write-off of initial public offering expenses	—	—	—	3,254

Operating profit (loss)	(10,507)	(391)	2,036	13,146

Interest expense (income), net	(33)	59	19	281
Profit (loss) before income tax	(10,474)	(450)	2,017	12,865
Income tax expense	363	386	1,193	4,303

Net profit (loss)	$(10,837)	$(836)	$824	$8,562

Cumulative dividends of contingently redeemable convertible preferred shares	$—	$—	$1,854	$2,689
Accretion of contingently redeemable convertible preferred shares to redemption value	—	—	12,762	—

Net profit (loss) attributable to ordinary shareholders	$(10,837)	$(836)	$(13,792)	$5,873

Earnings (loss) per ordinary share:
Earnings (loss) per share—basic	$(0.60)	$(0.04)	$(0.37)	$0.05

Earnings (loss) per share—diluted	$(0.60)	$(0.04)	$(0.37)	$0.05

Weighted average number of ordinary shares used in calculating earnings (loss) per ordinary share:
Basic	18,037	21,245	37,033	43,861

Diluted	18,037	21,245	37,033	44,265

Unaudited pro forma earnings per ordinary share(2):
Basic				$0.07

Diluted				$0.07

Weighted average shares used in calculating unaudited pro forma earnings per share(2):
Basic				124,687

Diluted				125,091

Summary Non-GAAP Financial Measures(3):
Non-GAAP net profit (loss)	$(4,074)	$(809)	$3,331	$12,065

(1)	Share-based compensation expense is included in the following financial statements line items:

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousands)
Share-based compensation expense included in general and administrative	$31	$27	$2,507	$249

(2)	The unaudited pro forma earnings per share data and weighted average shares used in calculating unaudited pro forma earnings per share data reflects (i) the automatic conversion of our outstanding preferred shares as of December 31, 2011 into 73,212,100 ordinary shares, and (ii) based upon the assumed initial public offering price of $13.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, the assumed issuance of 10,578,472 ordinary shares to pay off (a) a revolving line of credit loan of $1.5 million due on December 7, 2012, bearing a variable interest rate based on the Far East National Bank Prime Rate with an initial rate of 3.25% per annum, (b) a revolving line of credit loan of $4.8 million due on December 21, 2012, bearing a variable interest rate based on the Prime Rate as published in the Wall Street Journal with an initial rate of 3.25% per annum, and (c) several promissory notes having an aggregate principal balance of $4.8 million maturing on May 31, 2012 bearing interest at a rate of 10% of the principal balance upon maturity.

(3)	See “Prospectus Summary—Non-GAAP Financial Measures” for additional information regarding these Non-GAAP Financial Measures.

	As of December 31,
	2008	2009	2010	2011	Pro Forma
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,339	$2,851	$11,061	$10,245	$
Working capital (deficit)	(2,837)	(2,691)	5,151	9,813
Total assets	29,044	33,333	43,831	78,425
Total liabilities	11,170	13,116	12,909	20,440
Contingently redeemable convertible preferred shares	20,947	20,947	35,607	55,671		—
Convertible preferred shares	229	229	229	229		—
Total shareholders’ equity (deficit)	(3,073)	(730)	(4,685)	2,314		58,001

The 2011 pro forma selected consolidated balance sheet data reflects the automatic conversion of our outstanding preferred shares into 73,223,616 ordinary shares immediately prior to the closing of this offering, as if it had occurred on December 31, 2011.

The following table presents selected cash flow data for the years ended December 31, 2008, 2009, 2010 and 2011.

	For the Year Ended December 31,
	2008	2009	2010	2011
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	$1,923	$847	$6,213	$8,719
Net cash used in investing activities	(7,701)	(2,053)	(7,422)	(23,875)
Net cash from financing activities	3,993	1,720	9,488	13,889
Net (decrease) increase in cash and cash equivalents	(1,980)	512	8,210	(816)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading provider of data-driven multi-channel direct marketing and customer loyalty solutions in the mobile telecommunications sector in China in terms of the breadth and depth of the services offered, according to a June 2011 market research report by CCID Consulting that we sponsored. The Chinese mobile telecommunications sector was the first sector that we targeted and successfully penetrated. We also have a growing predictive data analytics business that we launched in the first quarter of 2010. We operate and manage our business in three reportable segments:

•

Direct marketing services. We generate our direct marketing services net revenues from our customer acquisition services, such as the design and execution of data-driven multi-channel marketing programs, and from our customer retention services pursuant to which we offer ongoing customer support services on a subscription basis to those customers we helped our clients acquire. Our direct marketing services net revenues increased 43.3% in 2010 from 2009 and 69.8% for the year ended December 31, 2011 from 2010. In 2010, we began offering marketing and promotion consulting services to other companies whereby we help these companies establish their own direct marketing operations to provide direct marketing services to affiliates of China Unicom in geographical locations where we currently do not have a direct marketing presence. We earn a fixed fee for assisting these companies in establishing themselves as direct marketing representatives and providing training to their employees.

•

Predictive data analytics applications. In the first quarter 2010, we began to offer our predictive data analytics services pursuant to which we provide customer database consulting and data-driven market advisory services to help our clients increase their market share and penetrate new market segments, using the customer data that we have accumulated in our proprietary customer database consisting of approximately 30 million consumers in affluent regions of China. In 2010 and 2011, we generated $1.2 million and $4.7 million, respectively, in net revenues in our predictive data analytics applications segment. Challenges we face in growing our predictive data analytics services business include demonstrating the value of our database to potential customers, attracting new business partners and improving our technology to enhance our data analytics capabilities.

•

Customer loyalty services. We generate our customer loyalty services net revenues from managing and maintaining open-loop customer loyalty programs (e.g., on-line, off-line and mobile coupons, gifts, discounts and privileges) that allow our clients’ customers to accumulate reward points that can be redeemed for products and services at any one of over 3,000 reputable merchants within our network. Our key services include nationwide merchant acquisition and management, gift sourcing, and loyalty points transaction processing. We also generated customer loyalty services net revenues from sales of customer loyalty program software to three clients in 2010 and 2011.

We are currently focused on expanding our services geographically across China and into new client sectors characterized by high value, recurring consumer transactions, such as travel, financial services and online games. Challenges we face in expanding our direct marketing services into new geographical regions include determining competitive pricing packages and opportunities for gross margin improvements and hiring personnel and training them to be productive. Pursuant to the framework agreements we have entered into with I-Equity, we acquired the direct marketing businesses that two delegated parties of I-Equity have with China Unicom in the cities of Chengdu and Ningbo in February 2012 for an aggregate consideration of $18.5 million paid to I-Equity. We expect to acquire additional direct marketing contracts and relationships between I-Equity’s delegated parties and China Unicom in the regions of Shanghai, Wenzhou, the three Northeast Provinces and Henan in the near term pursuant to our framework agreements with I-Equity. We have paid an aggregate deposit of $13.5 million under these framework agreements and there is no further payment obligations on our part until the completion of these acquisitions. We and I-Equity intend to supplement these framework agreements to finalize the terms of the acquisitions, including final purchase price, payment schedule and form of consideration. According to data published by the National Bureau of Statistics of China, as of December 31, 2010, the population of China was 1.3 billion. We have focused our geographic expansion on populous provinces with a concentration of high value customers. As of December 31, 2010, based on data from the National Bureau of Statistics of China, 23.6% of the Chinese population resided in Beijing and the provinces in which we had direct marketing personnel. Our employee and independent contractor headcount increased by 113 persons as a result of our expansion into Chengdu and Ningbo in February 2012. We expect that our employee and independent contractor headcount will also increase as a result of our planned expansion, which will result in an increase in our operating expenses. We expect that as we continue to expand our services geographically across China and into additional sectors, and further develop our predictive data analytics capabilities, our customer database will grow, allowing us to generate further cross-selling opportunities for our clients. Challenges we face moving into new sectors include educating potential clients about the value of our services, determining which solutions would best serve clients’ needs and identifying opportunities to approach potential clients with whom to negotiate.

We are also focused on growing our predictive data analytics services business, which we only began offering in the first quarter of 2010. We expect that this business will grow to represent an increasing portion of our total revenues in the future. However, given our limited operating history in this segment, there are a number of challenges that we face, including establishing brand awareness of our capabilities in this segment, continuing to secure access to consumer information from our direct marketing and customer loyalty activities to further grow our customer database and predictive data analytics capabilities, competing with other more established competitors in this segment and continuing to upgrade our technology and infrastructure to provide quality services.

In addition, as we acquire new clients, we will continue to face risks related to our ownership and use of a portion of the customer data in our database that we acquire through our relationships with China Unicom and China Telecom. We rely on China Unicom to provide us with call lists for our direct marketing activities as well as lists of merchants for the customer loyalty programs we develop, implement and manage on behalf of both China Unicom and China Telecom. Certain agreements with these clients restrict our ability to disclose or use this customer data in providing our services to other clients. Certain other agreements specify that China Unicom owns all information, content and data related to customer loyalty programs we develop on its behalf. If China Unicom or China Telecom challenges our use of such information, we could be precluded from further using portions of our customer database to provide our services to other clients. See “Risk Factors—Risks Related to Our Business and Industry—China Unicom or China Telecom may claim that we do not own a portion of the content in our database, which could limit our ability to provide our predictive data analytics solutions to other clients.”

Three of our executive officers, Abraham Jou, Frederick Sum and Deborah Wang, serve in similar capacities with PayEase. During 2011, as between PayEase and us, we estimate that our chairman of the board and our president and chief executive officer spent between 60% and 70% of their time, and our chief financial officer and general counsel, and executive vice president, technology and development spent between 80% and 100% of their time, respectively, on matters related to our business. While we do not believe that our business was harmed by their service to PayEase, we have entered into employment agreement with our executive officers requiring them to devote more of their time to our business so that we do not miss business opportunities. While our historical financial results reflect a portion of the salary paid to them by PayEase, they do not reflect the entire amount. In addition, the cash compensation we intend to pay our executive officers under employment agreements we have entered into with them will exceed the amounts that PayEase has paid them historically. Had we paid our executive officers in 2010 the annual salary that we now pay them under their employment agreements with us, our general and administrative expenses would have increased by 3.8% in 2010 to $6.8 million.

We have grown significantly since we commenced our operations. Our total net revenues increased 11.3% from $11.3 million in 2008 to $12.6 million in 2009. Our total net revenues increased 40.8% from $12.6 million in 2009 to $17.7 million in 2010. Our total net revenues increased 75.7% from $17.7 million in 2010 to $31.1 million in 2011. We incurred a net loss of $10.8 million and $0.8 million in 2008 and 2009, respectively, and generated a net profit of $0.8 million in 2010 and $8.6 million in 2011. For the years ended December 31, 2009, 2010 and 2011, net revenues from China Unicom represented 81.1%, 73.3% and 40.3% of our total net revenues, respectively.

We were incorporated in the Cayman Islands in 2009 as a subsidiary of PayEase. Our business was separated from PayEase in January 2010 pursuant to a separation agreement. See “Related Party Transactions.” In addition, see “Risk Factors—Risks Related to Our Business and Industry—Certain of our executive officers and all of the members of our board of directors also serve as executive officers and on the board of directors of PayEase, which may result in conflicts of interest or the diversion of management’s attention from our business” for risks associated with the overlap between the PayEase executive officers and directors and our executive officers and directors. In February 2010, PayEase distributed all of our ordinary shares and preferred shares that it owned to its stockholders on a pro rata basis. Substantially all of our net revenues are denominated in RMB. We use the U.S. dollar as our reporting currency. See note 2 of the notes to our consolidated financial statements for additional information regarding our functional currencies and reporting currency.

Factors Affecting Our Results of Operations

Our business and operating results are affected by a number of factors, including PRC laws, regulations and policies, both generally and specifically as they relate to the mobile telecommunications and commerce sectors. Our operating results are directly affected by a number of company-specific factors, including:

•	The impact of new business acquisitions;

•	Our ability to acquire and retain customers for our clients;

•	Our ability to meet our clients’ service level expectations;

•	Our ability to acquire and maintain merchants within our customer loyalty network;

•	The ability and continued willingness of our clients to outsource the services that we provide;

•	The willingness of our clients to maintain our pricing arrangements and recurring revenue sharing model;

•	Our ability to add to and maintain the integrity of our database;

•	Our ability to control costs and other operating expenses;

•	Our ability to acquire new clients at a reasonable cost; and

•	Our ability to compete effectively.

We do not have a long-term strategic cooperation agreement with China Unicom. We enter into agreements with regional affiliates of China Unicom with varying provisions and terms, typically ranging from one to three years. The contracting China Unicom regional affiliate may have the right to terminate the agreement prior to the expiration of its term under specified circumstances. In addition, China Unicom is not under any legal obligation to renew these agreements upon their expiration. See “Risk Factors—Risks Related to Our Business and

Industry—We generated 81.1%, 73.3% and 40.3% of our total net revenues for 2009, 2010 and 2011, respectively, from China Unicom, one of the three mobile telecommunications services providers in China. Any loss or deterioration of our relationship with China Unicom would result in the loss of significant net revenues and would harm our ability to expand our customer database and grow our business. In addition, significant changes in policies or guidelines of China Unicom could materially and adversely impact our business operations and financial condition.”

Key Performance Indicators

We evaluate our business based on the following key performance indicators:

•	number of direct marketing customers;

•	percentage of the population our services cover;

•	number of customer loyalty program points redeemed;

•	customer gross additions; and

•	customer gross churn.

The following table shows these key performance indicators as of or for the periods indicated.

	As of or for the Year Ended December 31,
	2009	2010	2011
Direct marketing customers:
2G(1)	320,395	131,981	55,530
3G	21,702	121,753	168,205

Total direct marketing customers	342,097	253,734	223,735

Percentage of population(2)	21.8%	22.1%	*
Number of customer loyalty program points redeemed(3)	203,178,580	662,178,875	205,391,314
Customer gross additions	393,782	227,199	172,792
Customer gross churn(4)	389,677	315,562	202,792

*	Not available
(1)	A substantial portion of our historical direct marketing revenues came from customers with legacy 2G mobile packages, which is still attractive in China’s middle market where customers typically “pay as they go,” “recharging” their accounts when they use up their wireless minutes. We expect the number of customers with 2G mobile packages to continue to diminish as our clients’ customers continue to transition to next generation mobile handsets. We monitor the decline in the number of our direct marketing customers with 2G mobile handsets in part to determine our success in “upselling” customers to 3G mobile packages. Since China Unicom introduced 3G technology offerings at the end of 2009, we have focused our efforts on selling 3G packages for China Unicom, resulting in higher margin and revenues for China Unicom and for us as 3G users tend to commit to higher revenue-generating monthly contracts. Based on the 2G/3G customer indicators above, we believe that our 3G upselling efforts have been effective to date, though we continue to focus on improving our 3G upselling success rate to generate revenues with higher margins and longer term customer contracts. In terms of 2G customer losses, in light of the PRC government’s 3G mandate, we expect that the 2G customer numbers will continue to decline rapidly for the entire mobile handset industry in the PRC. While we believe that a small number of such “lost” 2G customers simply opt out of mobile handsets altogether, most former 2G customers ultimately purchase a new 3G mobile handset and accompanying contracts. The market for sales of 3G mobile handset contracts is competitive, and a number of our clients’ former customers ultimately do purchase handsets and contracts from our competitors, which partially explains why the growth in 3G customers does not equal or exceed the loss of 2G customers. We continue to add to our direct marketing capabilities so that we can increase our effectiveness in retaining these 2G customers and transitioning them to 3G contracts.

(2)	Percentage of population represents the population of the four provinces in China where we offer our direct marketing services and customer loyalty services divided by the total population of China, calculated based on population data published by the National Bureau of Statistics of China. This statistic helps us to evaluate our customer penetration in our total addressable market.
(3)	The number of points redeemed is subject to seasonality and promotion efforts from our clients. Because points typically expire at the end of the calendar year, our clients often launch more promotions in the second half of the calendar year to encourage more redemption. We monitor the number of customer loyalty program points redeemed to evaluate the success of our customer loyalty program offerings. Customer loyalty points redeemed is a key indicator of the effectiveness of our customer loyalty services offerings because it demonstrates customer interest in our merchant offerings, which we, in turn, believe will lead to increased customer retention. If fewer points are redeemed than we anticipate, it alerts us that changes to service offerings may be needed to reduce customer churn.
(4)	Customer gross churn represents the total number of direct marketing customer cancellations in the period. We monitor customer gross churn to help us evaluate the effectiveness of our direct marketing service offerings.

Components of Net Revenues, Cost of Revenues and Operating Expenses

Net Revenues

We derive our net revenues by providing the following direct marketing, customer loyalty and predictive data analytics:

•

Direct Marketing Services Revenues: Our direct marketing net revenues relate to our customer acquisition, customer retention and marketing and promotion consulting services. Revenues related to customer acquisition services currently consist of one-time commissions generated from sales of network cards with calling plans on behalf of China Unicom. We purchase wireless network cards from China Unicom and sell the network cards and calling plans to China Unicom’s customers. These network cards contain prepaid airtime provided by China Unicom. Subsequent to acquiring a new customer for China Unicom, we receive various commissions during the term of the relevant customer contract, which typically ranges from two to three years, based on certain percentages of wireless communication charges incurred by China Unicom’s customers that we acquire. We earn additional amounts from China Unicom if we meet certain targets. In 2010, we began offering marketing and promotion consulting services to third-party direct marketing companies whereby we help these companies establish their own direct marketing operations to provide direct marketing services to affiliates of China Unicom in geographical locations where we currently do not have a direct marketing presence. We earn a fixed fee for assisting these companies in establishing themselves as direct marketing representatives and providing training to their employees.

•	Predictive Data Analytics Services Revenues: Our predictive data analytics net revenues relate to our customer database consulting and data-driven marketing advisory services.

•

Customer Loyalty Services Revenues: Our customer loyalty net revenues relate to our development and maintenance of loyalty platforms and related customer loyalty services for China Unicom and China Telecom, for which we earn a fixed fee paid on a monthly or quarterly basis. In addition, in 2009 we earned one-time net revenues of $1.8 million in connection with developing a loyalty program software and membership system for an online game company, a related party, and providing training to and maintenance services for the client. We sold customer loyalty program software to three clients in 2010 and 2011 for which we provided installation, testing and training services.

Cost of Revenues

Total cost of revenues consist of employee costs, the amortization of purchased intangible assets and other direct costs incurred in providing the related services and sales of products. These costs are expensed as incurred.

We anticipate that our cost of revenues will increase as we further expand our business operations and service offerings.

Operating Expenses

Operating expenses consist of selling and marketing expenses and general and administrative expenses. Share-based compensation expenses are included in our operating expenses when incurred. Our selling and marketing expenses consist primarily of expenses relating to office expenses, rent expenses, travel and advertising. Our general and administrative expenses consist primarily of expenses relating to compensation, welfare benefits, travel and entertainment, office expense, rent and utilities, and depreciation relating to property and equipment. Our operating expenses have decreased as a percentage of our net revenues due to increased economies of scale. We expect that operating expenses will increase in absolute dollar terms as we expand our service offerings, further improve our information technology systems and predictive data analytics capabilities, hire additional personnel, incur costs related to the anticipated growth and geographic expansion of our business and incur the additional costs associated with public company compliance requirements following the completion of this offering as well as increased compensation to officers. However, because of our scalable business model, we anticipate that our operating expenses as percentage of our net revenues will continue to decrease over time.

Taxation

Cayman Islands. We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

United States. No provision for U.S. income tax has been made in the financial statements as there were no assessable profits arising in the United States for the three years ended December 31, 2008, 2009 and 2010.

Hong Kong. Beginning with the year ended December 31, 2008, the income tax rate in Hong Kong was reduced to 16.5% from 17.5%.

PRC. The National People’s Congress passed the Enterprise Income Tax Law of the PRC, or the Tax Law, on March 16, 2007, which took effect on January 1, 2008. The Tax Law applies a uniform 25% enterprise income tax (EIT) rate to both foreign invested enterprises and domestic PRC enterprises.

The Tax Law provides a transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or tax holiday. Based on the transitional rule, certain categories of enterprises, including Talkie Shenzhen located in the Shenzhen Special Economic Zone which previously enjoyed a preferential tax rate of 15% are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25% within 5 years since January 1, 2008.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, net revenues and expenses, cash flows and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We believe that, of our significant accounting policies, which are described in note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve the greatest degree of judgment and complexity. Accordingly, we believe these accounting policies are the most critical to fully understand and evaluate our financial condition and results of operations.

Revenue Recognition

We derive revenues primarily from providing direct marketing services, CLP services and others to our customers. We recognize revenues for each type of service when the following four criteria in accordance with ASC 605-10, “Revenue Recognition: Overall” are met:

•	persuasive evidence of an arrangement exists;

•	the service has been rendered;

•	the fees are fixed or determinable; and

•	collectability is reasonably assured.

Revenues are recorded net of business tax and related surcharges.

Direct marketing services

Historically, most of our direct marketing services revenues were derived directly from regional subsidiaries, branches and affiliates of China Unicom, which enter into direct marketing service arrangements with us. Such direct marketing service arrangements typically include customer acquisition services and customer retention services. Revenues related to customer acquisition services are one-time commissions generated from sales of network cards with calling plans, or upfront fees. We purchase wireless network cards such as GSM cards or 3G cards, from China Unicom and sell the network cards and calling plans to end customers. Such network cards contain prepaid airtime provided by China Unicom. Revenues related to customer retention services are contingent commissions generated from the provision of customer support retention services to China Unicom. We are required to maintain a contact center over a two- or three-year period and provide customer support retention services to China Unicom’s customers after we acquire new customers for China Unicom. In return, we receive commissions, which we refer to as contingent commissions, based on a percentage of wireless communication charges to these end customers. The contingent commissions are calculated monthly based on a prescribed percentage of actual wireless communication charges and is evidenced by monthly statements issued by China Unicom. Once the monthly commission statements are issued by China Unicom and agreed by us, the contingent commissions are then fixed and not subject to adjustment.

Pursuant to ASC 605-45, “Principal Agent Considerations”, we record upfront fees on a net basis because we are not the primary obligor in the arrangement, but act as an agent in providing these customer acquisition services.

We enter into multiple element arrangements with China Unicom that include both customer acquisition services and customer retention services. Prior to January 1, 2011 we accounted for direct marketing services in accordance with ASC 605-25, “Revenue Recognition, and Multiple-Element Arrangements”. We determined that the customer retention services did not meet the criteria to be considered a separate unit of accounting. As such, net revenues earned from upfront fees and contingent commissions were recognized as a combined unit of accounting. Revenues generated from upfront fees are deferred and recognized ratably over the contract period, which is typically two or three years. Contingent commissions depend on end customers’ performance (or nonperformance). As such, we recognized net revenues related to contingent commissions when the service was provided based on customer usage and the contingent commissions are fixed upon receipt of the monthly statements from China Unicom with the monthly commission determined and agreed by both parties.

On January 1, 2011 we adopted ASU 2009-13 issued by the Financial Accounting Standards Board for revenue arrangements with multiple-elements. We adopted this guidance on a prospective basis applicable for transactions originating or materially modified after the date of adoption. This guidance changed the criteria for separating units of accounting in multiple element arrangements and the way in which an entity is required to allocate revenue to these units of accounting.

Subsequent to the adoption of ASU 2009-13, our customer acquisition services and customer retention services are accounted for as separate units of accounting. Therefore, the new guidance allows for deliverables, for which revenue for customer acquisition services, which would have been previously deferred due to an absence of fair value, to be recognized as revenue when customer acquisition services are completed as a separate unit of accounting.

Revenue is allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. Currently, we do not sell customer acquisition services or customer retention services on a stand-alone basis and therefore we do not have any evidence to establish VSOE for either the customer acquisition services or post-sales service. For customer acquisition services, we use evidence of the amounts that third parties charge for similar or identical services, to establish selling price. However, for customer retention services, we are unable to establish VSOE or TPE and therefore we use its BESP. The objective of BESP is to determine the price at which we would transact a sale if the post-sales services were sold on a stand-alone basis. We determine BESP for the service by considering multiple factors including but not limited to, competitive and market conditions, internal costs, gross margin objectives and pricing practices. After considering all of these factors, BESP is established for post-sales services using a cost-plus margin approach. We believe this approach is appropriate because the post-sales services involved has a clearly determinable direct fulfillment cost which primarily includes the staff-related costs for the contact center employees and the direct costs (e.g., depreciation and other facility-related costs) of a call centre. We regularly validate the TPE of fair value and BESP for our customer acquisition services and post-sales services provided to China Unicom.

For direct marketing services contracts with China Unicom that were signed prior to January 1, 2011 that were not materially modified after January 1, 2011, we will continue to recognize the upfront fees and contingent commissions earned in connection with the provision of customer acquisition and customer retention services as a combined unit of accounting in accordance with ASC 605-25 and recognize revenues generated from customer acquisition services ratably over the contract period.

As an incentive to motivate us to acquire more customers, we are entitled to earn additional commissions from China Unicom if certain targets are met. The targets are measured either on a monthly or quarterly basis. We calculate the sales incentives at each month end or quarter end, as applicable, based on a predetermined formula as specified in the contract with China Unicom and recognize such amounts as net revenues. In addition, if we are unable to meet certain sales target or provide satisfactory customer services, as defined in the China Unicom agreements, we will be penalized in the form of reduced commissions. Such penalties will be applied as a deduction to net revenues and limited to the commissions in the month that the penalty was triggered.

In 2010, we began offering marketing and promotion consulting services to other companies whereby we help these companies establish their own direct marketing operations to provide direct marketing services to affiliates of China Unicom in geographical locations where we currently do not have a direct marketing presence. We earn a fixed fee for assisting these companies in establishing themselves as direct marketing representatives and providing training to their employees. We account for these as multiple element service arrangements for which revenues are recognized upon completion of the final deliverable because payment is contingent on the completion of all services. We recognized revenues related to the marketing and promotion consulting services when the service was provided and other revenue recognition criteria were met.

Predictive Data Analytics Services

We provide data-driven marketing advisory services and customer database consulting, which includes database design, management and analysis. We earn a fixed fee for these services. We account for these as multiple element service arrangements for which revenues are recognized upon completion of the final deliverable because payment is contingent on the completion of all services. Revenue is recognized when the service is provided and other revenue recognition criteria are met.

Customer loyalty programs

We develop and maintain loyalty platforms and related CLP services for certain regional subsidiaries, branches and affiliates of China Unicom and China Telecom and earn a fixed fee that is paid on a monthly or quarterly basis. Revenues are recognized monthly or quarterly as the customer loyalty services are provided.

Additionally, we developed a loyalty program software and membership system for an online game company, which is a related party. We were required to provide maintenance, training and consulting services over a 12-month period commencing from December 1, 2008, which we refer to as after-sales services. As such, our arrangements with the online game company contain multiple service deliverables. Since the after-sales services do not meet the criteria to be considered a separate unit of accounting pursuant to ASC 605-25, net revenues earned from after-sales services are recognized ratably over the performance period of the last deliverable in the arrangement.

We entered into loyalty program software sales agreements with three clients in 2010 and 2011. We provided the software, in addition to installation, testing and training services. We recognized the revenues upon completion and final acceptance by each customer of our services and other revenue recognition criteria are met.

Goodwill, Long-Lived Assets and Acquired Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price over the amount assigned to the fair value of assets acquired and liabilities assumed. In accordance with ASC 350, “Intangibles—Goodwill and Other”, goodwill is not amortized, but is tested for impairment annually or more frequently if indicators of impairment are present. We assess goodwill for impairment at the reporting unit level. We determined that each reporting unit is identified at the segment level.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, we would then recognize an impairment loss.

As of December 31, 2009, 2010 and 2011, we evaluated our goodwill derived from our past acquisition of direct marketing service businesses for impairment. Because the fair value of the reporting unit, which is identified at the direct marketing service business level, was 211% in excess of the carrying value of direct marketing service business segment as of December 31, 2011, we determined that our goodwill was not impaired.

We determined the fair value of the direct marketing service businesses segment by using the income approach based on the discounted expected future cash flows associated with the Direct Marketing Services segment. The discounted cash flows for the direct marketing service businesses segment were based on projections of cash flows from future net revenues and costs. The cash flow projections were based on our past experience, actual operating results and management’s best estimates about future developments. In addition to calculating the cash flows throughout the projection period, the terminal value was calculated by applying a long term growth rate of 3%, considering long-term net revenues growth rates for entities in the relevant industries in the PRC. Discount rates of 20% to 22% were used in the valuations which reflected the market assessment of the risks specific to direct marketing service industry and were based on the weighted average cost of capital for that particular reporting unit. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment of goodwill.

However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan and our past operating experiences. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

Impairment of Long-Lived Assets

We evaluate our long-lived assets or asset group with finite lives, which are subject to depreciation and amortization, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment charge based on the excess of the carrying amount of the asset group over its fair value. We estimate the fair value of the assets based on the best information available, including prices for similar assets and in the absence of any observable market price, the results of using a present value technique to estimate the fair value of the assets.

Acquired Intangible Assets

Acquired intangible assets represent customer relationships, and noncompetition covenants that are not considered to have indefinite useful lives. We amortize the acquired intangible assets over the shorter of their estimated useful lives or contract terms of the assets using the straight line method of accounting, which closely approximate the pattern in which the economic benefits of the assets are consumed. We make estimates of the useful lives in order to determine the amount of amortization expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experiences. The acquired intangible assets are amortized on a straight line basis over their estimated useful lives as follows:

Category	Estimated Useful Life
Acquired customers relationships	5-10 years
Noncompetition covenants	5 years

On February 13 and 23, 2012, we completed the acquisition of direct marketing contracts between China Unicom and I-Equity’s delegated parties, Ningbo Jingxun Communications Equipment Co., Ltd., or Ningbo Jingxun, and Chengdu Jingxun Communications Equipment Co., Ltd., or Chengdu Jingxun, respectively. The acquired contracts, customer relationship, non-compete covenant, and related business processes constituted a business in accordance with ASC 805, Business Combinations. As such, the transactions were accounted for as business combinations in accordance with ASC 805. As a result of the acquisitions, we expect to further expand our direct marketing service coverage in China.

Share-Based Compensation

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands)
General and administrative	$27	$2,507	$249

We account for employee share-based compensation under ASC 718, “Compensation-Stock Compensation.” In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as a liability are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested awards over the vesting periods. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. The determination of fair value of share options involves estimates and assumptions which include the estimated fair value of our ordinary share, the expected share volatility and the expected exercise behavior of the grantee.

In October 2009, we adopted the 2009 Equity Incentive Plan, or the Plan. The Plan provides for the granting of share options to employees, directors and consultants. In addition, as part of the separation from PayEase, or the Separation, we adopted the following stock option plans which mirror those adopted by PayEase: (i) 2004 Stock Option Plan of W-Phone (former legal name of PayEase); (ii) 2004 Special Purpose Stock Option Plan of W-Phone; and (iii) 2006 Equity Incentive Plan of PayEase Corp. The maximum term of any issued share option is ten years from the grant date.

Prior to the Separation

We recognized the compensation costs related to the options granted to our employees in accordance with SAB Topic 1B in the consolidated financial statements. The accompanying consolidated statements of operations for the year ended December 31, 2009 includes $27,000 of share based compensation expense. The share based compensation expense was recorded in general and administrative expenses.

The fair value of share options granted to our employees was determined using the Binominal option valuation model, with assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the sub-optimal early exercise factor. For expected volatilities, we have made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used to estimate the fair value of the share options granted are as follows:

Assumptions	PayEase Options granted on September 26, 2006
Expected volatility	73.1%
Risk-free interest rate	4.7%
Dividend yield	—
Forfeiture rate	—
Exercise Multiple	2.0

Stapled share options

Effective upon the Separation, we issued 7,694,267 and 378,340 options to purchase ordinary shares and Series D preferred shares, respectively, to all of the option holders of PayEase on a pro rata and like-for-like basis. The exercise price for all of PayEase’s share options was adjusted downward to 52% of their respective exercise prices for each share option, which is directly proportionate to the decrease in fair value of PayEase resulting from the Separation. The reduction in the exercise price of PayEase’s share options along with the issuance of our share options was intended to ensure that the option holders of PayEase, who also became our option holders, would neither benefit nor suffer as a result of the Separation. We accounted for this as a modification and recognized compensation cost of $186,000 which represented the difference in fair value of the share options before and after the modification. Share options granted by us on the Separation date to employees of PayEase have been accounted for as a dividend. For the year ended December 31, 2010, we recognized $60,000 as a dividend in the consolidated statements of changes in shareholders’ equity.

In addition, our share options and PayEase’s share options were ‘stapled’ together such that option holders could not exercise their share options in one company without simultaneously exercising their options in the other company. As our share options are indexed to the shares of PayEase, which is not a market, performance or service condition, we have accounted for the stapled share options as a liability award. These stapled options will be remeasured to fair value on each reporting date with the changes in fair value charged to equity to the extent the fair value of the liability in future periods increases by less than the amount remaining in equity from the grant date fair value of the original award. To the extent the fair value of the liability in future periods exceeds the sum of the amount recognized in equity for the original award plus any incremental fair value resulting from the modification, any adjustment will be recognized as compensation cost. For the year ended December 31, 2010, we recognized $169,000 as a reduction of additional paid-in capital and $1,024,000 as compensation cost.

We calculated the estimated fair value of the stapled options on the Separation date using the Binomial Option Pricing Model with the following assumptions:

Assumptions	Common share options granted on March 17, 2005	Common share options granted on September 28, 2006	Series D options granted on March 17, 2005
Risk free interest rate	3.0%	3.2%	3.0%
Dividend yield	—	—	—
Expected Volatility—PayEase	73.6	78.7	73.6
Expected Volatility—the Company	75.9	70.0	75.9
Forfeiture rate	—	—	—

Unstapled share options

On December 22, 2010, we and PayEase passed a board resolution to unstaple the share options. The exercise price and the number of shares underlying PayEase and our options remain unchanged. This was accounted for as a modification as follows:

Ordinary options granted to our employees. The unstapling of ordinary options granted to our employees resulted in a change in the balance sheet classification of the award from liability to equity. The modification was accounted for as the grant of an equity award in settlement of a liability. As these awards were fully vested on the modification date, the incremental compensation expense of $25,000 was fully recognized in the consolidated statement of operations in December 2010.

Ordinary options granted to employees of PayEase. The employees of PayEase were not our employees. Therefore, such options meet the definition of a derivative in accordance with ASC 815 because the options can be exercised through a broker-assisted cashless exercise. However, we have assessed and concluded that such options are considered indexed to our own stock and would otherwise be classified in shareholders’ equity in accordance with ASC 815-40-25. Therefore, the unstapling of such options resulted in a change in the balance sheet classification of the award from liability to equity. The modification was accounted for as the grant of an equity award in settlement of a liability. As the awards were fully vested on the modification date, incremental compensation expense of $5,000 was fully recognized in the consolidated statement of operations in December 2010.

Series D options granted to our employees and employees of PayEase. In accordance with ASC 480 Distinguishing Liabilities from Equity, we have continued to account for such options as a liability subsequent to the modification date because these are options for Series D contingently redeemable convertible preferred shares, which have been classified as mezzanine equity. As the awards were fully vested on the modification date, the incremental compensation expense of $1,000 was fully recognized in the consolidated statement of operations in December 2010. All of the Series D options granted to our employees were exercised on December 30, 2010.

The change in the fair value for Series D preferred share options granted to employees of PayEase of $249,000 was recognized as compensation expense in our statement of operations for the year ended December 31, 2011.

Grants under the Plan after the Separation

Effective upon the separation date, we also granted 17,250,000 options to purchase our ordinary shares under our 2009 Equity Incentive Plan to our three executives. As the granting of the options was contingent on our completing the Separation, which was not completed until February 2010 and the option agreements were not signed until February 1, 2010, the options are not considered granted until the Separation is completed, which is when the share option agreements were signed in February 2010.

The options under the Plan have an exercise price of $0.057, though only $0.0001 of that has to be paid in cash and the remainder of the exercise price is deemed paid via services rendered to us. Additionally, the grantees had 30 days after the date of the Separation to exercise the award early. As a condition to early exercise the options for unvested shares, the grantees should execute the restricted stock purchase agreement pursuant to which, we have the right to exercise the repurchase option to purchase the grantee’s unvested shares at the greater of $0.057 or the fair market value per share on the date of repurchase upon the termination of the services provided by the grantee. If we do not elect to exercise the repurchase option by giving the requisite notice within 90 days following the termination, our option to repurchase shall terminate.

Given that our repurchase price is the greater of the exercise price or the fair market value, this effectively means that the vesting criteria are not substantive. In other words, the options are considered fully vested at the grant date which is February 1, 2010. The total fair value of the options was $1,266,000, which was fully recognized as share-based compensation expenses on the grant date.

The fair value of our share-based compensation expense was estimated using the Binominal Option Pricing Model with the following key assumptions:

Assumptions	Company options granted on February 1, 2010
Risk free interest rate	1.0%
Dividend yield	—
Expected Volatility	63.6%
Exercise Multiple	2.0

The table below summarizes all share option grants from the Separation date through December 31, 2011:

Ordinary Options

Grant Date	Number of Options Granted	Weighted Average Exercise Price Per Share	Fair Value Per Ordinary Share	Aggregate Grant Date Fair Value
February 1, 2010	7,694,267	$0.0960	$0.0382	$294,000
February 1, 2010	17,250,000	$0.0001	$0.0734	$1,266,000

Series D Options

Grant Date	Number of Options Granted	Weighted Average Exercise Price Per Share	Fair Value per share	Aggregate Grant Date Fair Value
February 1, 2010	378,340	$0.1920	$0.0790	$30,000

Based upon the assumed initial public offering price of $13.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of December 31, 2011 was $0.7 million, all of which related to vested options.

Fair value of our ordinary shares

As we have been a private company with no quoted market prices for our ordinary shares, we had to make estimates of the fair value of our ordinary shares at each date of the grant of share options to our employees and directors, which was one of the inputs to the Binomial Option Pricing Model used in determining the fair value of the share options. The fair value of our ordinary shares estimated on February 1, 2010, December 31, 2010 and December 31, 2011 was $0.0734 per share, $0.272 per share and $1.402 per share, respectively.

The fair value of our ordinary shares at the date of each option grant is determined by our board of directors. For all of the options listed above, the board of directors’ intent was to grant the options with exercise prices at least equal to the fair value of our ordinary shares at the date of grant. Given the absence of an active market for our ordinary shares prior to this offering, our board of directors engaged a third party valuation firm to assist in performing retrospective valuations of our ordinary shares.

The valuation was performed using the retrospective method to determine the fair value of our ordinary shares as of each valuation date. The valuation provided us with guidelines in determining the fair value of the ordinary shares, but the determination was made by our management.

We reviewed the valuation methodologies used by the independent third-party valuation firm, which took into consideration the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid, and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our ordinary shares. The fair value of our ordinary shares was developed through the application of the income valuation technique known as the discounted cash flow method, or the DCF method. The option-pricing method was used to allocate the aggregate equity value to preferred and ordinary shares. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, our operating history and prospects as of the valuation date, the liquidity of our shares such as the anticipated timing of a sale of our company or an initial public offering, which is based on the plans made by our board and management.

In addition to our estimated cash flows, which were based on our business prospects and financial forecasts as of different valuation dates, the following major assumptions were used in calculating the fair value of our ordinary shares:

Weighted average cost of capital, or WACC: The WACCs were determined by using the capital asset pricing model, or CAPM, a method that market participants commonly use to price securities. Under CAPM, the discount rate was estimated based on a consideration of a number of factors, including risk-free rate, country risk premium, equity risk premium, company size, the company’s state of development and company-specific factors as of the valuation date. The risks associated with achieving our forecasts were appropriately assessed in our determination of the appropriate discount rates. If different discount rates had been used, the valuations could have been significantly different. The independent third-party valuation firm applied a WACC of 20%, 22% and 20% for the valuation as of February 1, 2010, December 31, 2010 and December 31, 2011, respectively.

Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the e-commerce industry were selected for reference as our guideline companies.

To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the direct marketing and customer loyalty industry, the guideline companies were selected with consideration of the following factors: (i) the comparable companies should operate the direct marketing and customer loyalty business; and (ii) the comparable companies should either have their principal operations in Asia Pacific, as we mainly operate in China, or be publicly listed in the United States, as we plan to become a public company in the United States.

Discount for lack of marketability, or DLOM: The independent third-party valuation firm applied a DLOM of 28%, 15% and 10% for the valuation as of February 1, 2010, December 31, 2010 and December 31, 2011, respectively, by taking into consideration factors such as timing of a liquidity event (such as an initial public offering) and estimated volatility of equity securities. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The DCF method involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan.

These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

The option-pricing method was applied to allocate enterprise value to preferred shares and ordinary shares, taking into account the guidance prescribed by the Practice Aid. The method treats ordinary shares and preferred shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The determined fair value of our ordinary shares has increased from $0.0734 per share as of February 1, 2010 to $1.402 per share as of December 31, 2011. Significant factors contributing to the increases in the fair value of our ordinary shares as of December 31, 2010 and December 31, 2011 were as follows:

Increase in Fair Value from February 1, 2010 to December 31, 2010. The increase in fair value of our ordinary shares from $0.0734 per share as of February 1, 2010 to $0.272 per share as of December 31, 2010 was due to the following factors:

•

a $13.6 million increase in our equity value. The increase in our equity value from $34 million as of February 1, 2010 to $47.6 million as of December 31, 2010 was mainly due to steady improvements in our business operations from February 1, 2010 to December 31, 2010, including our predictive data analytics service revenues recognized in the fourth quarter of 2010;

•	a 13 percentage point decrease in DLOM. The DLOM decreased from 28% as of February 1, 2010 to 15% as of December 31, 2010 due to the proximity in the expected timing of our IPO; and

•	a 60 percentage point increase in our IPO probability. The IPO probability increased from 10% as of February 1, 2010 to 70% as of December 31, 2010 as we moved closer to a potential IPO.

Increase in Fair Value from December 31, 2010 to December 31, 2011. The increase in fair value of our ordinary shares from $0.272 per share as of December 31, 2010 to $1.402 per share as of December 31, 2011 was due to the following factors:

•

a $149.9 million increase in our equity value. The increase of the equity value from $47.6 million as of December 31, 2010 to $197.5 million as of December 31, 2011 was mainly attributable to the increase in our expected cash flow forecasts as a result of:

-

continued improvement in our financial and operating performance in 2011. For the year ended December 31, 2011, we generated $12.9 million in pre-tax net income compared to $2.0 million of pre-tax net income for all of 2010. Revenues also improved over prior years, as we generated $31.1 million of total net revenue in 2011 compared to $17.7 million in 2010.

-

Improved forecasts in our revenues through 2015. The improved forecasts stemmed primarily from: our planned geographic expansion into one new province, two new locations in Zhejiang province and the Shanghai municipality in 2012, which we expect will significantly expand our customer base and provide operating synergies; an increase in worker productivity due to the introduction of a computerized dialing system in March 2011 which will allow our direct marketing services employees to make more customer calls; the growth in our customer database stemming primarily from our geographical expansion, which we anticipate will generate additional cross-selling opportunities; and the receipt of fees from merchants in our merchant network participating in our customer loyalty services programs.

•	a five percentage point decrease in our DLOM. The DLOM decreased from 15% as of December 31, 2010 to 10% as of December 31, 2011 due to the proximity in the expected timing of our IPO; and

•	a 10 percentage point increase in our IPO probability. The IPO probability increased from 70% as of December 31, 2010 to 80% as of December 31, 2011 as we moved closer to a potential IPO.

Anticipated Offering Price Range

After consultation with the underwriters, we estimated that the price range for our ADSs in this offering would be between $12.00 and $14.00 per ADS, or $1.00 and $1.16 per ordinary share. We believe the difference between the fair value of our ordinary shares as of December 31, 2011, as determined by management, and the mid-point of our anticipated offering price range was primarily due to a decline in the market value of a number of publicly traded companies with principal operations in the PRC. Starting from the second quarter of 2011, the market sentiment towards China-based U.S.-listed companies has become increasingly unfavorable, which has made it more difficult for such companies to obtain additional bank financing because local banks are of the view that private companies seeking U.S. IPOs are now exposed to substantially greater risks. The unfavorable market sentiment was evidenced by negative press coverage of many China-based U.S.-listed companies, including news with respect to class actions filed against these companies in the United States, the SEC’s investigations of some of these companies, as well as the suspension of trading or delisting of some of these companies initiated by the NASDAQ Stock Market or the New York Stock Exchange.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates. Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would increase our valuation allowance and make a corresponding change to our earnings for the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance.

On January 1, 2007, we adopted ASC 740-10, “Income taxes: Overall”, to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740-10 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 is classified in the consolidated statements of operations as income tax expense.

In accordance with the provisions of ASC 740-10, we recognize the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than a fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits which is included in “accrued expenses and other liabilities” is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. In certain situations, the PRC tax authorities may challenge positions adopted in our income tax filings. In accounting for uncertain tax positions in the financial statements presented, we have made estimates based on assumptions with respect to the expectations of the outcome of the tax position we have taken. If those expectations were to change, our financial position and results of operations could be materially affected.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for the period from January 1, 2009 to December 31, 2011, we and our independent registered public accounting firm identified material weaknesses and other deficiencies in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to the lack of personnel with U.S. GAAP expertise in the preparation of our financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements and a lack of effective independent oversight function to prevent and detect misstatements in the financial statements.

We plan to take measures to improve our internal control over financial reporting to remediate the material weaknesses identified by us and our independent registered public accounting firm, including:

•	hiring two additional accounting personnel with extensive experience in U.S. GAAP and SEC reporting requirements prior to the third quarter of 2012;

•	providing regular training on an ongoing basis to our accounting personnel covering a broad range of accounting and financial reporting topics; and

•	developing and applying a comprehensive manual with detailed guidance on accounting policies and procedures by the end of the fourth quarter of 2012.

We expect to complete the measures above as soon as practicable upon the completion of this offering and will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act of 2002. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will incur to remediate these material weaknesses. While we cannot reasonably estimate the costs we will incur to remediate these material weaknesses, we expect our costs to implement the measures described above to be approximately $0.3 million per year through 2012. See “Risk Factors—Risks Related to Our Business and Industry—We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. If our internal control over financial reporting or disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our share price.”

Results of Operations

The following table sets forth certain consolidated statement of operations data for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Revenues:
Direct marketing services	$10,241	$14,678	$24,929
Predictive data analytics services	—	1,229	4,741
Customer loyalty services	2,342	1,808	1,458

Total net revenues	12,583	17,715	31,128

Total cost of revenues	8,596	8,192	7,722

Gross profit	3,987	9,523	23,406
Operating expenses:
Selling and marketing	974	862	672
General and administrative	3,404	6,625	6,611
Gain on modification of payable for business acquisition	—	—	(277)
Write-off of initial public offering expenses	—	—	3,254

Operating profit (loss)	(391)	2,036	13,146

Interest expense, net	59	19	281
Profit (loss) before income tax	(450)	2,017	12,865
Income tax expense	386	1,193	4,303

Net profit (loss)	$(836)	$824	8,562

The following table sets forth certain consolidated statement of operations data expressed as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
Revenues:
Direct marketing services	81%	83%	80%
Predictive data analytics services	—	7	15
Customer loyalty services	19	10	5
Total net revenues	100	100	100
Total cost of revenues	68	46	25
Gross profit	32	54	75

Operating expenses:
Selling and marketing	8	5	2
General and administrative	27	37	21
Gain on modification of payable for business acquisition	—	—	(1)
Write-off of initial public offering expenses	—	—	10

Operating profit (loss)	(4)	12	42
Interest expense (income), net	—	—	1
Profit (loss) before income taxes	(4)	12	41
Income tax expense	3	7	14
Net profit (loss)	(7)%	5%	28%

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net Revenues

	Year Ended December 31,		$ Change	% Change
	2010	2011
	(in thousands)
Direct marketing services	$14,678	$24,929	$10,251	69.8%
Predictive data analytics	1,229	4,741	3,512	285.8%
Customer loyalty services	1,808	1,458	(350)	(19.4)%

Total net revenues	$17,715	$31,128	$13,413	75.7%

The increase in direct marketing services revenues for the year ended December 31, 2011 was primarily due to an increase in marketing and promotion service agreements of $10.9 million, and an increase in sales of network phone cards of $0.2 million, partially offset by a decrease in commission fees of $0.7 million.

In the fourth quarter of 2010, we began working with third party direct marketing entities in regions of China where we do not intend to have a direct marketing presence. We do so through marketing and promotion agreements through which we assist these third parties in establishing their own direct marketing operations to support China Unicom in those regions. During the year ended December 31, 2011, we entered into several marketing and promotion service agreements that resulted in $12.6 million of revenues.

The increase in mobile phone sales resulted from a promotion by China Unicom in 2011 from which customers were provided the opportunity to purchase packages that included both mobile phones and airtime. The promotional effort was initiated by China Unicom to move more customers to 3G. The increase in network phone card sale revenues resulted from the Company adopting new accounting guidance on January 1, 2011 (ASU 2009-13), according to which the Company now allocates upfront fees received for customer acquisition services to the delivered network phone card. Under ASU 2009-13, the customer acquisition services and post-sales services are accounted for as separate units of accounting. The change in accounting policy resulted in $0.6 million of revenue recognized for the year ended December 31, 2011, rather than only $0.3 million which would have been recognized under the previous guidance.

The decrease in commission fees resulted from the continued decline in 2G customers which resulted in $1.8 million of lower 2G commission fees, partially offset by the increase in 3G customers totaling $1.1 million of increased 3G commission fees. The total number of customers declined from 253,734 at December 31, 2010 to 223,735 at December 31, 2011 as a result of the change in business focus from 2G customers to 3G customers.

The increase in predictive data analytics revenues during the year ended December 31, 2011 was a result of adding two new customers to whom we provide these services.

The decrease in customer loyalty services revenues is primarily due to reduced emphasis on promotions from our largest client in our customer loyalty program segment during a period of management restructuring.

Total Cost of Revenues, Gross Profit and Gross Margin

	Year Ended December 31,		$ Change	% Change
	2010	2011
	(dollars in thousands)
Total cost of revenue	$8,192	$7,722	$(470)	(5.7)%
Gross profit	9,523	23,406	13,883	145.8%
Gross margin	53.8%	75.2%

The decrease in total cost of revenue was due to the decrease in direct marketing services costs of $0.6 million, partially offset by an increase of customer loyalty services costs of $0.1 million.

The decrease in direct marketing services costs is due to a decrease in labor service costs as the average headcount in direct marketing services decreased from approximately 600 at December 31, 2010 to approximately 400 at December 31, 2011.

Customer loyalty services costs increased primarily due to additional headcount.

Operating Expenses

	Year Ended December 31,		$ Change	% Change
	2010	2011
	(in thousands)
Selling and marketing	$862	$672	$(190)	(22.0)%
General and administrative	6,625	6,611	14	(0.2)%
Write-off of initial public offering expenses	—	3,254	3,254	* %

*	Not meaningful.

Selling and marketing expenses decreased from December 31, 2010 to December 31, 2011 as a result of reductions associated with travel, rent, and office expenses.

Overall, general and administrative expenses were relatively flat from December 31, 2010 to December 31, 2011. Increases in general and administrative expenses were attributable to an increase in audit fees of $1.3 million, an increase in salaries and payroll expenses of $0.5 million, and an increase in consulting and travel expenses of $0.4 million. These increases were offset largely by the decrease in share-based compensation expense of $2.3 million.

The increase in salaries and payroll expenses relate to the increased time our executive officers have devoted to our Company. The increase in consulting and travel expenses relate to certain tax services and the overall growth in our operations that has required executives and management personnel to travel more frequently. The decrease in share-based compensation expense is a result of stock options granted to executive employees in 2010 that were fully vested on the separation date, and outstanding share options prior to the separation date were stapled to those of PayEase. The stapled share options were classified as a liability and were required to be adjusted to fair value throughout 2010.

Interest Expense (Income), Net and Income Tax Expense

	Year Ended December 31,		$ Change	% Change
	2010	2011
	(in thousands)
Interest expense, net	$19	$281	$262	*	%
Income tax expense	1,193	4,303	3,110	260.7

*	Not meaningful.

The increase in interest expense was primarily due to the accretion of interest related to the payable to Justin International Limited.

The increase in income tax expense was due primarily to more taxable profits in 2011 than 2010.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Total Net Revenues

	Year Ended December 31,
	2009	2010	$ Change	% Change
	(in thousands)
Direct marketing services	$10,241	$14,678	$4,437	43.3%
Customer loyalty services	2,342	1,808	(534)	(22.8)%
Predictive data analytics	—	1,229	1,229	—

Total net revenues	$12,583	$17,715	$5,132	40.8%

The increase in direct marketing services revenues was primarily due to an increase in commission fees of $2.3 million, two marketing and promotion service agreements totaling $1.7 million, and an increase in sales of network phone cards totaling $0.3 million.

The increase in commission fees resulted from our increased sales to 3G users, who tend to purchase more expensive usage plans than 2G users. While our overall number of customers declined from 342,097 at December 31, 2009 to 253,734 at December 31, 2010, our 3G customers increased from 21,702 to 121,753 during the same period. Our 3G commission revenue increased by $4.5 million from December 31, 2009 to December 31, 2010, while our 2G commission revenue decreased by $2.3 million during the same period. In 2010, we began offering marketing and promotion consulting services to other companies whereby we help these companies establish their own direct marketing operations to provide direct marketing services to affiliates of China Unicom in geographical locations where we currently do not have a direct marketing presence. We earn a fixed fee for assisting these companies in establishing themselves as direct marketing representatives and providing training to their employees.

The decrease in customer loyalty services revenues is related to the recognition of $1.8 million of revenues in 2009 for providing a loyalty program software and membership system to an online game company, and we had no such revenue in 2010. This decrease was offset by our expansion into new locations and our heightened focus on this segment in 2010. In 2010, we recognized $0.7 million in customer loyalty services revenues from the sale of customer loyalty program software to two clients for which we provided installation, testing, and training services.

We recognized revenues of $1.2 million from our predictive data analytics segment during 2010. These revenues consist of contracts with two clients for which we provided data-driven marketing advisory services.

Total Cost of Revenues, Gross Profit and Gross Margin

	Year Ended December 31,
	2009	2010	$ Change	% Change
	(dollars in thousands)
Total cost of revenues	$8,596	$8,192	$(404)	(4.7)%
Gross profit	3,987	9,523	5,536	138.9
Gross margin	31.7%	53.8%

The decrease in total cost of revenues was due primarily to a reduction in costs associated with our direct marketing services ($0.9 million), partially offset by an increase in costs associated with our customer loyalty services ($0.5 million).

The decrease in direct marketing services cost of revenues is due to a reduction in commission costs ($1.0 million) and a reduction in labor costs ($0.4 million). The reduction in labor costs is related to reduced headcount stemming from lower 2G sales. The reduction in commission costs is also due to reduced 2G sales commissions are higher than the increased commissions for 3G sales. These reductions were offset by an increase in amortization expense on intangible assets ($0.5 million), primarily as a result of an extension of a non-compete agreement.

Customer loyalty services costs increased commensurate with the growth and focus on this segment. Specifically, we hired additional personnel for this segment during 2010 and to support future growth.

Operating Expenses

	Year Ended December 31,
	2009	2010	$ Change	% Change
		(in thousands)
Selling and marketing	$974	$862	$(112)	(11.5)%
General and administrative	3,404	6,625	3,221	94.6

The decrease in selling and marketing expense was due primarily to a reduction in advertising fees and other selling expenses, offset by increased office costs for sales and marketing personnel.

The increase in general and administrative expense is due primarily to an increase in share-based compensation expense ($2.5 million), an increase in personnel and general and administrative expenses incurred by PayEase that are invoiced to us ($0.3 million) and an increase in audit fees ($1.0 million). These increases were offset by reductions in professional and consulting fees ($0.3 million). Upon the separation, PayEase continues to provide services to us and we are invoiced monthly for these services. The services include both salaries and facility costs related to our operations. The reduction in professional and consulting fees is primarily related to legal and professional expenses incurred during 2009 related to the restructure and spin-off.

Interest Expense (Income), Net and Income Tax Expense

	Year Ended December 31,
	2009	2010	$Change	%Change
	(in thousands)
Interest expense, net	$59	$19	$(40)	(67.8)%
Income tax expense	386	1,193	807	209.1

The increase in income tax expense was due primarily to more taxable profits and a higher applicable income tax rate in 2010.

Net Profit (loss)

As a result of the foregoing, we generated a net profit of $0.8 million in 2010 compared to a net loss of $0.8 million in 2009.

Quarterly Results of Operations

The following tables set forth our selected unaudited quarterly statement of operations data for the eight fiscal quarters in the period ended December 31, 2011, as well as the percentage that each line item represents of total net revenues, respectively. All information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sep. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sep. 30, 2011	Dec. 31, 2011
	(in thousands)
Selected Consolidated Statement of Operations Data:
Total net revenues:
Direct marketing services	$3,496	$3,304	$3,118	$4,760	$5,452	$6,053	$6,747	$6,677
Predictive data analytics services	—	—	—	1,229	60	643	1,670	2,368
Customer loyalty services	198	182	313	1,115	525	676	183	74

Total net revenues	$3,694	$3,486	$3,431	$7,104	$6,037	$7,372	$8,600	$9,119

Total cost of revenues	$1,956	$1,992	$1,949	$2,295	$1,831	$2,052	$2,122	$1,717

Gross profit	1,738	1,494	1,482	4,809	4,206	5,320	6,478	7,402
Operating expenses:
Selling and marketing	196	192	186	288	187	202	170	113
General and administrative	2,272	989	1,273	2,089	2,294	1,595	1,504	1,218
Gain on modification of payable for business acquisition	—	—	—	—	(277)	—	—	—
Write-off of initial public offering expenses	—	—	—	—	—	—	—	3,254

Operating profit (loss)	(730)	313	23	2,432	2,002	3,523	4,804	2,817

Interest expense (income), net	14	13	(4)	(4)	(19)	149	100	51
Profit (loss) before income tax	(744)	300	27	2,436	2,021	3,374	4,704	2,766
Income tax expense	186	248	15	746	529	1,094	1,329	1,351

Net profit (loss)	$(930)	$52	$12	$1,690	$1,492	$2,280	$3,375	$1,415

Selected Non-GAAP Financial Measures:
Non-GAAP net profit (loss)	$529	$168	$518	$2,116	$1,839	$2,316	$3,203	$4,707

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sep. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sep. 30, 2011	Dec. 31, 2011
Selected Consolidated Statement of Operations Data:
Total net revenues:
Direct marketing services	95%	95%	91%	67%	90%	82%	78%	73%
Predictive data analytics services	—	—	—	17	1	9	19	26
Customer loyalty services	5	5	9	16	9	9	3	1

Total net revenues	100%	100%	100%	100%	100%	100%	100%	100%

Total cost of revenues	53	57	57	32	30	28	25	19

Gross profit	47	43	43	68	70	72	75	81
Operating expenses:
Selling and marketing	5	6	5	4	3	3	2	1
General and administrative	62	28	37	29	38	22	17	13
Gain on modification of payable for business acquisition	—	—	—	—	(5)	—	—	—
Write-off of initial public offering expenses	—	—	—	—	—	—	—	36

Operating profit (loss)	(20)	9	1	35	34	47	56	31

Interest expense (income), net	—	—	—	—	—	2	1	1
Profit (loss) before income tax	(20)	9	1	35	34	45	55	30
Income tax expense	5	7	—	11	9	15	15	15

Net profit (loss)	(25)%	2%	1%	24%	25%	30%	39%	16%

Selected Non-GAAP Financial Measures:
Non-GAAP net profit	14%	5%	15%	30%	30%	31%	37%	52%

Quarterly Revenue Trends

Total Net Revenues. Our total net revenues have increased in four of the last five quarters ended December 31, 2011 from $3.4 million for the quarter ended September 30, 2010 to a high of $9.1 million for the quarter ended December 31, 2011.

Direct Marketing Services. Our direct marketing services revenues have increased for the five quarters ended September 30, 2011 primarily due to our offering of direct marketing and promotion consulting services to other companies to establish their own direct marketing operations for China Unicom in geographic locations where we do not currently have a direct marketing presence.

We expect that any future growth in our direct marketing services revenues in the near term will come primarily from our geographic expansion efforts.

Predictive Data Analytics Services. While we began providing predictive data analytics services to Tedge Technology Limited, or Tedge, and Teclent Venture Investment Limited, or Teclent, in the first quarter of 2010, we recognized all of our revenues from these two clients in the fourth quarter of 2010 when all of the services had been performed and collection completed. We also provided predictive data analytics services to four clients, Tedge, Teclent, Regalway International Investment Limited and China People Creative APE Services Ltd., in 2011.

Customer Loyalty Services. Our customer loyalty services revenues have fluctuated from quarter to quarter primarily due to the amount of CLP software sales that are recognized during the quarter.

Quarterly Gross Margin Trends

Our gross margin has fluctuated from quarter to quarter, but has generally increased over the seven quarters ended December 31, 2011 from a low of 43% for the quarter ended September 30, 2010 to a high of 81% for the quarter ended December 31, 2011. The improvement in our gross margin over the seven quarters ended December 31, 2011 is largely attributable to:

•	the recognition of revenues from our predictive data analytics services;

•

the client market services revenues attributable to the direct marketing promotion consulting services we began to offer to other companies to establish their own direct marketing operations for China Unicom in geographic locations where we currently do not have a direct marketing presence; and

•	our ability to keep our total cost of revenues relatively flat.

Non-GAAP Net Profit (Loss) Trends

Our non-GAAP net profit (loss) has improved in each of the last four quarters. As a percentage of total net revenues, our non-GAAP net profit over the eight quarters ended December 31, 2011 has grown from a low of 5% for the quarter ended June 30, 2010 to a high of 52% for the quarter ended December 31, 2011. The improvement in non-GAAP net profit over the eight quarters ended December 31, 2011 is largely attributable to our revenue growth and our ability to keep our total cost of revenues and operating expenses relatively flat. Our quarterly non-GAAP net profit (loss) data excludes share-based compensation expense and write-off of IPO expenses reflected in our net profit (loss) calculated in accordance with GAAP. For a description of the limitations associated with relying on our non-GAAP net profit (loss) data, see “Summary Consolidated Financial Data—Non-GAAP Financial Measures.”

Reconciliation of Non-GAAP Net Profit (Loss) to Net Profit (Loss)

The table below sets forth a reconciliation of the non-GAAP net profit (loss) to net profit (loss) for the eight fiscal quarters in the period ended December 31, 2011 in dollars and as a percentage of total net revenues.

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sep. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sep. 30, 2011	Dec. 31, 2011
	(dollars in thousands)
Net profit (loss)	$(930)	$52	$12	$1,690	$1,492	$2,280	$3,375	$1,415
Add back: share-based compensation expense	1,459	116	506	426	347	36	(172)	38
Add back: write-off of initial public offering expenses	—	—	—	—	—	—	—	3,254

Non-GAAP net profit	529	168	518	2,116	1,839	2,316	3,203	4,707

Net profit (loss)	(25)%	2%	1%	24%	25%	30%	39%	16%

Add back: share-based compensation expense	39	3	14	6	5	1	(2)	—
Add back: write-off of initial public offering expenses	—	—	—	—	—	—	—	36

Non-GAAP net profit	14	5	15	30	30	31	37	52

Liquidity and Capital Resources

To date, we have financed our operations primarily through investments from our shareholders, cash flows from operations and proceeds from third party loans. We believe that our cash and cash equivalents, the anticipated cash flow from our operations and the net proceeds we expect to receive from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering.

As of December 31, 2011, we had cash and cash equivalents of $10.2 million. We believe that, based on our current projections, our working capital will be sufficient for our anticipated requirements for at least the next 12 months. To the extent that our cash, cash equivalents, cash flow from operations and the net proceeds from this offering are insufficient to fund our future activities, we may need to raise funds through bank credit arrangements or equity or debt financing. There can be no assurance that such financings can be obtained on favorable terms, if at all. Moreover, starting in the second quarter of 2011, the market sentiment towards China-based U.S.-listed companies has become increasingly unfavorable, which has made it more difficult for such companies to obtain additional bank financing because local banks are of the view that such companies are now exposed to substantially greater risks. In the event that we seek bank financing in the future, the current market environment may increase the difficulty, or even prevent us, from obtaining such financing, which in turn could have a material adverse impact on our business and operations.

We are a holding company and, as a result, if we need funds to pay dividends or other cash distributions to our shareholders, service any debt we may incur at our holding company level or pay any significant expenses of our holding company, we will have to rely on dividends or other distributions on equity paid by our operating subsidiaries. We do not expect to declare or pay any dividends to our shareholders or incur any debt or significant expenses at our holding company level in the foreseeable future. As such, we do not expect to require our operating subsidiaries to pay any dividends or make other distributions on equity to us in the foreseeable future. If the cash or financing requirements at our holding company level change in the future for any reason, however, we may have to require our operating subsidiaries to pay us dividends or other distributions on equity. Our subsidiaries in China are subject to certain limitations with respect to dividend payments. PRC regulations currently allow payment of dividends only out of accumulated profits determined in accordance with accounting standards and regulations in China. Each year, Talkie Shenzhen and Zhiteng, our two subsidiaries in China, are required to allocate a portion of their after-tax profits to their respective statutory reserve funds until the reserve reaches 50.0% of their registered capital. Allocation to these reserve funds can only be used for specific purposes and are not transferrable to us in the form of loans, advances or cash dividends. Amounts restricted include paid-in capital, statutory reserve funds and net assets of our PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling $36.1 million as of December 31, 2011. Under the relevant PRC tax law applicable to us since January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises are subject to withholding tax at the rate of 10% with respect to their PRC-sourced dividend income. In this respect, dividends paid by Talkie Shenzhen and Zhiteng to Loyalty Alliance Limited may be subject to a maximum withholding tax rate of 10%. Furthermore, we may be required to obtain prior approval from SAFE if we try to access funds from our PRC subsidiaries through a funding method that is deemed by applicable PRC laws to be a capital account foreign exchange transaction, such as direct investment, loan or investment in securities outside China.

In addition, foreign currency restrictions imposed by the PRC government may restrict our PRC subsidiaries’ ability to convert RMB into foreign currencies. Substantially all of our revenues are earned by our PRC subsidiaries in the PRC and such revenues are denominated in RMB and are remittable to us only by way of dividend payments after being exchanged into freely exchangeable foreign currency. Therefore, such foreign currency restrictions could materially and adversely affect our business and our shareholders because we may not be able to receive sufficient proceeds from our PRC subsidiaries to be able to pay dividends in U.S. dollars to our shareholders, including holders of our ADSs, or satisfy our other U.S. dollar denominated obligations.

We plan to use the proceeds of this offering in the manner described in “Use of Proceeds” to fund the operation of our PRC subsidiaries through shareholder loans or capital contributions. Both shareholder loans and capital contributions to our PRC subsidiaries may require registrations with or approvals from PRC government authorities. We cannot assure you that we will be able to obtain these registrations or approvals on a timely basis, if at all. If we are not able to continue to fund our PRC subsidiaries through shareholder loans or capital contributions, we would not be able to provide sufficient capital to continue to fund our operations, which would materially and adversely affect our ability to operate our business. See “Risk Factors—Risk Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could harm our liquidity and our ability to fund and expand our business.”

In addition, the approval of the CSRC may be required in connection with this offering in accordance with the M&A Rules. Although the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval is not required in connection with this offering. However, because it is uncertain how the M&A Rules will be interpreted or implemented, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion. If the CSRC or other PRC regulatory agencies subsequently determine that we must obtain CSRC approval prior to the completion of this offering, this offering would be delayed until we were able to obtain such approval, which could take many months. If during or following our offering it is determined that CSRC approval is required, we may face regulatory actions or other sanctions, including delays or restrictions on our repatriation of proceeds from this offering into the PRC and other actions. Any such delays in the offering or regulatory actions, sanctions or restrictions could hinder or delay our capital raising efforts and require that we seek additional capital from alternative sources, could make it difficult for us to fund our PRC operations and could otherwise hinder our business, operations and plans for expansion within the PRC. See “Risk Factors—Risk Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering. Any failure to obtain prior CSRC approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

Deferred revenues primarily represent the upfront fees generated from customer acquisition services and are deferred over a two or three-year period depending on the length of the contract. Of the total deferred revenues recorded as of December 31, 2011, $2.4 million will be amortized to revenue during 2012, and $0.5 million will be amortized to revenues in 2013. The decrease in deferred revenues from December 31, 2009 to December 31, 2011 relates to a shift towards a greater portion of 3G sales, which generally have contract lengths of two years instead of three-year terms that are customary for our 2G sales. Accordingly, deferred revenues are being amortized at a faster rate as more customers move to 3G.

On March 23, 2011, we entered into a contract with Wuhan Science and Technology University, or the University, and China Unicom, pursuant to which we and China Unicom agreed to construct a campus-wide information system, or the Campus System, for the University. The University appointed China Unicom as its only telecommunications provider. We will act as direct marketing agent of China Unicom and will be entitled to an agreed fee-sharing scheme for all the communication charges earned by China Unicom from the users in the University for five years. We have committed to invest $1.5 million for the construction of the radio frequency identification system, data room system and information management system. China Unicom is responsible for constructing the network infrastructure. As of December 31, 2011, we had deposited $0.8 million into a bank account that we established. Withdrawal and use of that cash requires the mutual consent of us and the University and is restricted in that it can only be used for the construction of the Campus System. As such, the $0.8 million is accounted for as restricted cash and classified as a non-current asset on the consolidated balance sheet. Given that the cash will be used for the construction of the Campus System, we have classified the related changes in restricted cash as an investing activity in the consolidated statement of cash flows.

On December 12, 2011, we entered into a business loan agreement with Far East National Bank for a variable rate revolving line of credit loan of $1.5 million due on December 7, 2012 with a certificate of deposit of $1.7 million deposited to Far East National Bank as collateral while the loan is outstanding. The interest rate is subject to change from time to time based on Far East National Bank Prime Rate with an initial rate of 3.25% per annum. The certificate of deposit is recognized as restricted as the usage of the cash is restricted while the loan is outstanding.

On December 22, 2011, we entered into a business loan agreement with Cathay Bank for a variable rate revolving line of credit loan of $4.8 million due on December 21, 2012. The interest rate is subject to change from time to time based on the Prime Rate as published in the Wall Street Journal with an initial rate of 3.25% per annum. This borrowing is secured by an irrevocable standby letter of credit issued by Industrial & Commercial Bank of China Limited, or ICBC, with Cathay Bank as the beneficiary of the standby letter of credit. A certificate of deposit of RMB37,250,000 (US$5.9 million) was deposited to ICBC’s account as collateral for the issuance of the standby letter of credit. Cathay Bank retains the rights to hold the standby letter of credit as collateral and ICBC has the right to hold the certificate of deposit as collateral while the loan is outstanding. The certificate of deposit is recognized as restricted as the usage of the cash is restricted while the loan is outstanding.

In February 2012, LAEC California issued promissory notes to certain investors having an aggregate principal balance of $4.8 million, bearing interest at a rate of 10% of the principal balance upon maturity and maturing on May 31, 2012. While we have sufficient cash to repay these promissory notes, any such repayment prior to completion of this offering could have a material and adverse effect on our cash flows and liquidity. Therefore, we may be required to amend the maturity dates of these promissory notes or secure alternative financing to repay those promissory notes if we cannot complete this offering by the maturity dates.

We are in the process of expanding the scope of our operations through a series of framework agreements with I-Equity for the acquisition of direct marketing businesses with China Unicom in Shanghai, Wenzhou, the three Northeast Provinces and Henan. We completed the acquisition of the direct marketing businesses in Chengdu and Ningbo in February 2012 and paid aggregate consideration of $18.5 million to I-Equity. As required by the SEC rules, the financial statements of the acquired direct marketing businesses in Chengdu and Ningbo as of and for the year ended December 31, 2011 and the unaudited pro forma financial information to illustrate the effect of such acquisition are included elsewhere in this prospectus. We expect that we will need to invest an additional $2 million in the aggregate over the next 12 months to further build out the businesses we acquired from I-Equity in Chengdu and Ningbo. In addition, we have paid an aggregate of $13.5 million in deposits for the direct marketing businesses with China Unicom in Shanghai, Wenzhou, the three Northeast Provinces and Henan. To the extent we are unable to agree with I-Equity on the final terms of a business acquisition contemplated by a framework agreement, we would request a return of our deposit. If I-Equity were to refuse to return our deposit, we would be required to initiate legal proceedings. We cannot assure you that we would prevail in any such legal proceedings, or that if we were to prevail, that we would be able to collect all or any portion of our deposit, or do so on a timely basis. We have yet to agree upon final payment terms and form of consideration to close the acquisition of the businesses in Shanghai, Wenzhou, the three Northeast Provinces and Henan. The current framework agreements relating to Shanghai and Wenzhou call for us to pay an additional $11.9 million in the aggregate upon completion of the acquisitions, although the purchase price is subject to change. The framework agreements relating to Henan and the three Northeast Provinces do not specify the additional sum to be paid by us. We are in the process of negotiating the final purchase price, among other terms, related to Henan. We will not know until closer to the time of the business acquisition the amount of the final purchase price for the businesses in Henan and the three Northeast Provinces. We also expect that we will incur additional costs to build out these businesses after we acquire them, however, we cannot reasonably estimate how much additional money we will need to invest over the next 12 months to further develop these businesses to be acquired by us due in part to the uncertainty of the timing of these acquisitions and in part to the stage of development of these businesses at the time that we acquire them. However, we would not expect to incur more than $5 million in the aggregate over the next 12 months to build out these businesses in Shanghai, Wenzhou, the three Northeast Provinces and Henan. While these acquisitions are strategically important for us to expand and grow our business, the payments and deposits we have made have had, and future payments could have, a material impact on our liquidity in the short term.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Consolidated Statement of Cash Flows Data:
Net cash generated from operating activities	$847	$6,213	$8,719
Net cash used in investing activities	(2,053)	(7,422)	(23,875)
Net cash generated from financing activities	1,720	9,488	13,889

Net Cash Generated from Operating Activities

Our net cash generated by operating activities was $8.7 million during the year ended December 31, 2011, compared to net cash generated by operating activities of $6.2 million for the year ended December 31, 2010. The increase in cash generated from operating activities was primarily due to an increase in net income of $7.7 million and the write-off of $3.3 million of initial public offering expenses, offset by a decrease in share based compensation expense of $2.5 million and a decrease related to the net change in operating assets and liabilities as a use of cash of $5.6 million for the year ended December 31, 2011 compared to a source of cash of $1.0 million for the same period in 2010.

The components of cash from operations were:

•	the receipt of cash from customers of $25.0 million during the year ended December 31, 2011 compared to $16.6 million during the same period in 2010; and

•	the payment of $8.3 million for operating expenses during the year ended December 31, 2011 compared to $8.9 million during the same period in 2010.

The $5.4 million increase in net cash provided by operating activities for the year ended December 31, 2010 compared to December 31, 2009 was due primarily to an increase of $2.5 million of share-based compensation expense, an increase in amortization of intangible assets of $0.5 million, the generation of $0.8 million in net profit in 2010, and an increase related to the net changes in operating assets and liabilities as a source of cash of $1.0 million for the year ended December 31, 2010 compared to a use of cash of $0.8 million during the same period in 2009. The increase in amortization of intangible assets is related to the extension of certain non-compete agreements in 2010. The components of cash from operations were:

•	the receipt of cash from customers of $16.6 million during the year ended December 31, 2010 compared to $12.6 million during the same period in 2009; and

•	the payment of $8.9 million for operating expenses during the year ended December 31, 2010 compared to $9.0 million during the same period in 2009.

The $0.4 million increase in accounts receivable for the year ended December 31, 2010 was due primarily to an increase in revenues and additional incentive amounts due from China Unicom for the achievement of sales targets related to 3G sales.

The $1.0 million decrease in net cash provided by operating activities for the year ended December 31, 2009 was due primarily to net changes in operating assets and liabilities for a use of cash of $0.8 million in 2009 compared to a source of cash of $3.6 million in 2008. Offsetting the net changes in operating assets and liabilities was the reduction in net loss in 2009. The components of cash from operations were:

•	the receipt of cash from customers of $13.1 million in 2008 compared to $12.6 million in 2009; and

•	the payment of $8.5 million in operating expenses in 2008, compared to $9.0 million in 2009.

Net Cash Used in Investing Activities

Our net cash used in investing activities was $24 million during the year ended December 31, 2011, compared to the net cash used in investing activities of $7.4 million for the year ended December 31, 2010. The increase in cash used in investing activities was primarily due to a $16.6 million increase in cash payments to I-Equity for sales and purchase framework agreements and a $1.8 million increase in cash payment for the resolved contingent consideration from the acquisition of Justin International.

The $5.4 million increase in net cash used in investing activities for the year ended December 31, 2010 was due primarily to the extension of certain non-compete covenants related to Talkie of $3.0 million and the deposit for acquisition of contracts from I-Equity of $3.7 million in 2010, offset by the acquisition of the Justin contract for $1.7 million in 2009.

The $5.6 million decrease in net cash used in investing activities for the year ended December 31, 2009 was due primarily to the disposal of Talkie and Vispac in 2008 of $3.3 million, and the acquisition of the Justin contract in 2008 of $4.0 million. We paid an additional $1.7 million in 2009 relating to the Justin contract.

Net Cash Generated From Financing Activities

The $4.4 million increase in net cash provided by financing activities for the year ended December 31, 2011 was due to cash received from investors for Series G stock of $15.2 million and bank borrowings of $6.3 million, offset by restricted cash amounts of $7.6 million. The $9.5 million in cash from financing activities in 2010 was a result of a cash allocation from PayEase on the separation date of $7.3 million and cash received from Series G investors of $2.2 million.

The $7.8 million increase in net cash generated from financing activities for the year ended December 31, 2010 was due to a cash allocation of $7.3 million from PayEase on the separation date and $2.2 million received from investors for Series G preferred shares to be issued in 2011.

The $2.3 million decrease in net cash generated from financing activities for the year ended December 31, 2009 was due entirely to a decrease in cash funded by PayEase.

Capital Expenditures

For the year ended December 31, 2011, our capital expenditures amounted to $0.4 million. In the past, our capital expenditures consisted principally of property and equipment. In the past, our capital expenditures consisted principally of the acquisition of property and equipment.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has made guarantees, a retained or a contingent interest in transferred assets, an obligation under derivative instruments classified as equity, or any obligation arising out of a material variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support, or that engages in leasing, hedging, or research and development arrangements with us. We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2011:

	Contractual obligations
	Less than 1 year	1-3 years	3-5 years	Total
	(in thousands)
Operating lease obligations	$515	$342	—	$857

Total	$515	$342	—	$857

Inflation

Our management does not consider inflation to be a significant risk to expenses in the current and foreseeable economic environment. Over the past several years, inflation in China has fluctuated, but has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China decreased 0.7% in 2009, increased 3.3% in 2010 and increased 5.4% in 2011.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

Substantially all of our net revenues and our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of substantially all of our business is effectively denominated in

Renminbi, while the ADSs will be traded in U.S. dollars. Based on our results of operations for the year ended December 31, 2011, a 1.0% appreciation or depreciation of the Renminbi against the U.S. dollar would have an immaterial effect on our costs and expenses.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Recent Accounting Pronouncements

See note 2 to our consolidated financial statements for a description of recent accounting pronouncements, including the respective dates of adoption or expected adoption and effects on our consolidated financial position, results of operations and cash flows.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

INDUSTRY

Our business capitalizes on three important trends in the Chinese consumer market:

•	rapid growth in Chinese GDP, disposable household income, and consumer spending, as well as a rapidly growing Chinese middle class that exhibits identifiable purchasing behaviors and patterns;

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domestic and international firms seeking to capitalize on the significant growth of the Chinese consumer market by leveraging on reliable China specific consumer data to create highly targeted direct marketing and sales strategies to gain and maintain the required competitive advantage; and

•	the continued growth in mobile device penetration in China and the increasing use of innovative data applications in mobile devices supported by a more advanced 3G network.

China’s Economic Growth and Rising Private Consumption

China has experienced rapid economic growth in the last decade, and this trend is expected to continue for the foreseeable future. According to Global Insight’s World Overview released in the fourth quarter of 2010, between 2005 and 2009, China’s GDP per capita grew from RMB14,144 to RMB25,511, representing a CAGR of 15.9%. Global Insight forecasts this strong growth will continue, with GDP per capita growing at a CAGR of 13.8% between 2009 and 2012, reaching RMB37,585. Such rapid growth has and will continue to create increasing disposable income and consumer demand for goods and services.

This rapid growth in GDP per capita has resulted in a similar increase in disposable income for Chinese consumers. According to the statistics released by the National Bureau of Statistics of China available in 2012, urban residents in China have experienced a 12.7% compound annual increase in disposable income between 2005 and 2010, while rural residents have experienced 12.7% compound annual growth over the same time period. While this growth in available spending has helped increase consumer demand for goods and services in recent years, consumer consumption rates in China still have potential for significant future growth. According to Global Insight’s Statistics released in the first quarter of 2012, private consumption as a percentage of GDP in China was 35.1% in 2010, well below the 70.5% level in the United States. However, private consumption in China is expected to outpace GDP growth, with Global Insight estimating a CAGR of 15.2% for private consumption in China between 2009 and 2012.

Further evidence of the rising GDP per capita and disposable income in China can be seen in the historical and projected trends of the Chinese middle class. According to The Value of China’s Emerging Middle Class published by McKinsey Global Institute in 2006, China’s middle class, defined as urban households with annual income between RMB25,000 and RMB100,000, grew from 7.6 million in 1995 to 42.0 million in 2005, representing a CAGR of 18.6%. This middle class, according to the same study, is expected to expand to 295.4 million by 2025 representing a CAGR of over 10.2% from 2005 to 2025, and accounting for 79.2% of the urban households by 2025. It is our belief that this growing, powerful socio-economic group is likely to be a driver of consumer consumption and presents an opportunity for retailers looking to enter and/or grow within the Chinese market.

Significant growth in the consumer market coupled with lack of reliable consumer data present unique opportunities for direct marketing and loyalty programs in China

We believe the retail sector in China will continue to benefit from the significant growth in the size of China’s middle class and the overall growth in private consumption. According to 2011 Euromonitor International, retail sales of consumer goods in China are expected to grow from RMB6.9 trillion in 2009 to RMB9.1 trillion in 2012, equivalent to a CAGR of 9.4%. This presents a substantial opportunity for companies like ours that are well positioned to help retailers capitalize on such a rapidly growing economy.

However, despite rising disposable income for Chinese households and increasing consumption of more expensive retail products and services, there remains a significant information asymmetry between the retail and consumer companies and the Chinese consumers primarily due to the lack of a reliable and centralized consumer credit and profile system. Currently, consumer data, credit information and track record are dispersed, and unavailable, as evidenced by a credit card penetration ratio of less than 5% in China, according to the China’s Card Market: Primed for Repaid Evolution, published by McKinsey Global Institute in September 2009. Therefore, it is difficult for domestic and international companies to effectively market and sell their products and services to the potential consumers in China. These structural hurdles, coupled with the growth opportunities presented in China, offer unique opportunities for third party providers like our company to help their clients develop a more targeted marketing and sales strategies to reach specific subsectors of the Chinese consumer base more effectively.

Growth of China’s mobile telecommunications sector and transition to a more sophisticated 3G network

The mobile phone market in China has experienced rapid growth and, as a result, has become the world’s largest mobile phone market in terms of number of mobile phone subscribers. According to the release in December 2011 by the Ministry of Industry and Information Technology of the PRC, or MIIT, by the end of November 2011 the number of mobile phone subscribers increased by 13.5% to 975.0 million, compared to 858.7 million at the end of 2010. As a result of the Chinese government’s restructuring of China’s telecommunications sector in May 2008, which was intended to enhance competition and efficiency in the telecommunications market, three carriers currently serve the entire mobile telecommunications market: China Mobile, China Unicom and China Telecom. These three large, integrated telecom operators provide mobile and (except for China Mobile) fixed-line services as well as broadband data services across China. Each of the carriers has nationwide mobile telecommunications licenses, extensive communications networks and retail operations with large bases of customers. Each carrier uses a different technology standard for its mobile services and they compete aggressively on price, service quality, geographic coverage, and technology.

Despite the significant growth in the number of mobile phone subscribers, China still has a relatively low mobile phone penetration rate of 72.8% by the end of November 2011, according to the release by MIIT in December 2011, when compared to other developed economies such as the United States, where the mobile phone penetration rate is 102.4% according to the release by CTIA—The Wireless Association in 2011, which highlights the potential for continued growth in this sector.

A key element of the mobile carriers’ strategy to continue to foster subscriber and net revenues growth and increase profitability per capita focuses on the enhancements in mobile technology through the adoption of the more sophisticated third generation wireless standard, or 3G. According to MIIT, as of the end of November 2011, 3G mobile subscribers accounted for just 12.2% of the total mobile subscriber base in China, with 118.7 million subscribers.

Given the growth prospects for the mobile phone market in China and the significant changes in mobile technology, specifically the transition to the more sophisticated 3G platform, that are underway, we expect that all three carriers will continue to enhance their sales and marketing capabilities to capitalize on these opportunities and identify more effective solutions to acquire and retain profitable customers. In such an environment, we believe that mobile carriers will place a premium on integrated, data-driven multi-channel direct marketing, customer loyalty and predictive data analytics capabilities that have significant scale, proven marketing channels, clear breadth and depth as well as product and technology skill-sets to market and sell these new mobile technologies and services to consumers in China.

BUSINESS

Overview

We are a leading provider of data-driven multi-channel direct marketing and customer loyalty solutions in the mobile telecommunications sector in the high-growth China market in terms of the breadth and depth of the services offered, according to a June 2011 market research report by CCID Consulting that we sponsored. The market research conducted by CCID Consulting was based on a review of the largest companies (measured by revenue as determined by CCID Consulting) that derive at least 60% of their total revenue or at least RMB10 million of their total revenue from providing multi-channel direct marketing and customer loyalty solutions services. The Chinese mobile telecommunications sector was the first sector that we targeted and successfully penetrated. We currently provide our services mainly to China Unicom and China Telecom. Net revenues from China Unicom represented an aggregate of 81.1% of our total net revenues in 2009, 73.3% of our total net revenues in 2010 and 40.3% of our total net revenues in 2011. Net revenues from China Telecom represented an aggregate of 2.5% of our total net revenues in 2009, 3.9% of our total net revenues in 2010 and 0.8% of our total net revenues in 2011.

We also have a growing predictive data analytics business that we launched in the first quarter of 2010. With our proprietary database, technology and data analytics capabilities, we develop, implement and manage programs that help our clients identify, acquire and retain loyal and high value customers. We facilitate and manage interactions between our clients and their customers through a variety of marketing and customer retention channels. Through these customer interactions, we capture important demographic and behavioral attributes about these customers that allow us to continuously build and improve our proprietary database and the efficacy of our solutions. We use our analytics capabilities to help our clients become more customer focused by developing direct marketing and customer loyalty programs tailored to each client’s unique needs as these clients address the rapid growth and increasingly discerning preferences of Chinese consumers. Our services allow our clients to analyze customer behaviors, create better products and services, and develop compelling marketing programs to effectively attract new customers and keep existing customers engaged.

Our data-driven technology service platform allows us to provide the following direct marketing, predictive data analytics and customer loyalty services:

Direct Marketing Services: Our direct marketing services, which constituted 81.4%, 82.9% and 80.1% of our total net revenues in 2009, 2010 and 2011, respectively, consist of customer acquisition, customer retention and marketing and promotion consulting services.

•

Customer Acquisition Services: Leveraging our local knowledge and execution expertise, we collaborate with our clients to design data-driven multi-channel marketing programs by customizing our clients’ products and services. We execute direct marketing programs through a comprehensive suite of channels, including telephone, Internet, direct mail (pamphlet and brochure), location-based marketing (e.g., SMS), in-person and event hosting (in stores, in communities, and for products). We use our dynamic, proprietary database of valuable demographic and behavioral information on Chinese consumers to help our clients capture value through targeted marketing.

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Customer Retention Services: To enhance the stickiness of our clients’ customers and to increase the value of their customer transactions, we offer a variety of ongoing customer support services on a subscription basis to those customers we helped our clients acquire during the term of the customer contract, which typically ranges from two to three years. These services typically include customer call support, technical support, store teach-ins and demonstrations, and post-sales customer follow-ups. These value-added services enhance customers’ experience with our clients and also increase the value and frequency with which customers transact business with our clients. For example, by performing customized customer retention services for China Unicom, we have implemented a recurring revenue sharing model in which we receive a portion of the monthly mobile phone revenues for each China

Unicom customer that we acquire. We believe that we have developed a full range of innovative customer retention services that effectively increase customer stickiness for our clients and provide us with sustainable recurring revenues in addition to upfront transaction-based revenues from our customer acquisition services.

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Marketing and Promotion Consulting Services: In 2010, we began offering marketing and promotion consulting services to other companies whereby we help these companies establish their own direct marketing operations to provide direct marketing services to affiliates of China Unicom in geographical locations where we currently do not have a direct marketing presence. We earn a fixed fee for assisting these companies in establishing themselves as direct marketing representatives and providing training to their employees.

Predictive Data Analytics Services: In the first quarter of 2010, we began to offer customer database consulting and data-driven marketing advisory services to help our clients increase market share and penetrate new market segments by leveraging our dynamic database and our data analytics capabilities. Our predictive data analytics services represented 6.9% of our total net revenues in 2010 and 15.2% of our total net revenue in 2011.

We have developed and maintained a dynamic proprietary database of highly localized and valuable demographic and behavioral attributes of approximately 30 million consumers in affluent regions of China. We have also developed proprietary technologies to systematically update and analyze our database that allows us to design and implement predictive data analytics solutions for our clients to market and sell their products and services to consumers. In conjunction with our proprietary database, our recently developed predictive data analytics capabilities now allow us to provide comprehensive database consulting and data-driven marketing services to both domestic and the increasing number of international companies coming to China. As we continue to strategically expand our services across more sectors and geographic regions in China and further develop our predictive data analytics capabilities, our customer database will continue to improve in scale and information quality, making it more difficult to replicate and further allowing us to leverage our database to generate cross-selling opportunities for our clients.

We currently provide services to China Telecom and China Unicom, two of the three mobile telecommunications carriers in China, in addition to several merchants in other sectors. We chose the mobile telecommunications sector as our initial target market because it offered significant, rapid and continuous growth potential and provided us with recurring contact with customers and access to dynamic consumer information.

Over the years, we have successfully established a strong brand name and a reputation for the quality and value of our services. For example, China Unicom has presented us with its “most outstanding distributor and marketing partner” award for different regions within Guangdong province for each of the past ten years (2002-2011) and has given us similar awards for the other provinces in which we operate. In 2010, we also received the “most outstanding strategic partner for China Telecom’s loyalty program” award in the Guangdong province. We believe that we are well-positioned to capture the significant growth opportunities in a nascent direct marketing and customer loyalty space in China where there is significant unmet demand for the types of services that we provide.

Customer Loyalty Services: We manage and maintain open-loop customer loyalty programs (e.g., on-line, off-line and mobile coupons, gifts, discounts and privileges) that allow our clients’ customers to accumulate reward points that can be redeemed for products and services at any one of over 3,000 reputable merchants within our network. Our key services include nationwide merchant acquisition and management, gift sourcing, and loyalty points transaction processing. In addition, we have designed and implemented a number of innovative and effective customer loyalty channels, such as credit cards with loyalty points and discounts privileges for high value customers and kiosks in shopping malls. These channels supplement our open-loop program and further enhance customers’ experiences to promote customer loyalty for our clients. Our customer loyalty services represented 18.6%, 10.2% and 4.7% of our total net revenues in 2009, 2010 and 2011, respectively. We provide customer loyalty services to both China Telecom and China Unicom on a fixed fee basis. In 2010, we began selling our loyalty program software to other direct marketing companies.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors, enabling us to maintain a strong position as a leading provider of data-driven multi-channel direct marketing and customer loyalty solutions in the telecommunications sector in the high-growth China market while also growing our predictive data analytics business.

A large, dynamic and growing consumer information database

By providing our services, we have accumulated valuable and highly localized demographic and consumer behavior information of approximately 30 million customers in our proprietary database. For customers in our proprietary database, we capture one or more of the following key features and buying behaviors: name, physical and email address, age, gender, income, buying patterns, payment methods, loyalty points acquisition and redemption histories, mobile roaming history, monthly mobile services package type and monthly bill and monthly mobile data and voice usage. We collect this data through multiple channels, including via telephone, the Internet, in-person interactions and through payment transactions processed by PayEase, our former parent company. We continually add to this database as we obtain additional information from new customers that we acquire on behalf of our clients. We systematically update information regarding customers in our database through post-sales interactions and follow-up marketing and loyalty programs with these customers. The information in our database allows us to develop and implement customer loyalty, direct marketing and predictive data analytics solutions with a more targeted approach, increase our clients’ sales, improve customer loyalty and reduce customer churn.

We consider our proprietary database to be an essential component of our success. As we continue to strategically expand our service coverage to different sectors and more geographies within China, we expect to continue to grow our database and enhance our data analytics capabilities to expand our service offerings to create additional cross-selling opportunities for our clients.

Proprietary predictive data analytics capabilities

We have developed proprietary predictive data analytics capabilities to analyze customer information and began offering these services to clients in the first quarter of 2010. We have created models and tools to determine which types of consumers would be most receptive to specific types of marketing channels, marketing messages and products and services. With our technology and capabilities, we are able to combine a number of consumer traits and features to derive information that our clients can use in crafting effective marketing messages and loyalty programs and targeting the roll-out of their products and services to customers. By continuing to grow our database and refining our capabilities to analyze this information, we expect to be increasingly well-positioned to offer these services to our current clients and to potential new clients such as domestic and international companies already doing business in or looking for an entry into the highly fragmented and rapidly growing China market.

A leading provider of data-driven multi-channel direct marketing and customer loyalty solutions in China with a growing predictive data analytics business

We believe we are one of the earliest movers to use a proprietary database to provide data-driven multi-channel direct marketing and independent customer loyalty solutions in China. Our predecessors began operations nearly ten years ago, as some of the first providers of direct marketing solutions to companies in China. Since then, we have established a successful track record and strong strategic partnerships in providing data-driven multi-channel direct marketing and customer loyalty solutions to our clients in China. We have also recently developed significant predictive data analytics capabilities and have been successful in offering these services to our clients.

The scale of our operations provides us with a competitive advantage. We currently have a large network of over 3,000 merchants and expect to grow this number significantly over the next few years. We currently have an over 800 person direct marketing workforce. The four provinces where we currently offer our services represent some of China’s most populous and affluent regions. We expect to continue to expand our geographical coverage significantly over the next few years.

Our strong relationships with our clients further demonstrate our leadership. For example, we have been a loyalty solutions provider for China Telecom since January 2009. We administer and maintain an open-loop customer loyalty program for China Telecom’s customers in the provinces and municipality where we operate and provide the system support to track these customers’ reward points earning and redemption. Since our inception, we have also expanded our customer loyalty program to China Unicom. Recently, we assisted China Unicom in capturing a significant number of its new 3G customers in the province of Guangdong and a significant number of its new 3G customers in the city of Wuhan. We will be increasingly well positioned to offer our services to other clients to better use customer insight to significantly improve their business performance.

Market-driven and customer focused solutions

Our data platform provides us with the ability to create ancillary applications to meet specific client needs by providing our clients with broad customer reach at low wastage, thus giving them a strong value proposition for their marketing and promotion programs. As an example, we provide the following selected services using our data driven technology services platform:

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We have coordinated promotion programs for a joint credit card issued by China Merchant Bank, one of the top six commercial banks in China, and China Unicom in Wuhan. Capitalizing on the success of this program, we plan to offer similar services to other clients in this area;

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We work with China Telecom to create location based direct marketing and promotion campaigns that help merchants more effectively distribute their discount coupons to consumers within the range of their stores to target and attract more foot traffic into their stores; and

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We intend to partner with our clients to use radio frequency identification technologies, also known as RFID, embedded in the SIM card in mobile phones, which allows consumers to pay for products and services via their mobile phone as mobile wallets.

Scalable business model to support growth and profitability

We have developed a business model that will scale to support our future growth. We have established and continue to maintain a robust technology platform that continuously captures and stores consumer data that we gather, allowing us to leverage this dynamic consumer information to create, alter, implement and manage customer loyalty programs and marketing campaigns to meet the specific needs of new clients without having to “start from scratch.” We also have a calling operations infrastructure and merchant network in place and a seasoned management team. This pre-existing infrastructure and platform will allow us to continue to add new clients, increase the size of our database and add new merchants to our merchant network in a cost-efficient manner.

Significant barriers to entry

The local knowledge required to operate effectively within China creates a significant barrier to entry for potential international competitors. Our strong relationships with clients and our highly localized proprietary database, which we have developed over time, cannot be easily replicated and serves as a strong barrier to entry for potential domestic competition.

We have developed and tested data-driven multi-channel direct marketing and loyalty programs in each province and region in which we operate. We also assess differences in local and regional consumer behavioral habits and preferences, which has helped us improve our consumer data analysis capabilities and provide tailored products and solutions to meet the needs of our clients.

Additionally, there is a significant language barrier to any out-of-country competition given the direct communication with customers required in our businesses, particularly direct marketing. Furthermore, we have achieved a scale and market position that cannot be easily replicated, even by domestic competitors. Our proprietary database and the unique information it contains about millions of individuals is a selling point to potential clients that a new entrant is unable to offer. This is not simply a list of names another firm could buy, but contains information such as interests and spending habits that uniquely positions us within the Chinese market. As this database continues to grow and collect data about individual consumers, the barriers to entry continue to increase.

Experienced management team with a multi-national and multi-cultural perspective

We believe that the strength of our management team differentiates us from our competitors. Under the leadership of our chairman, Abraham Jou, and our chief executive officer, Frederick Sum, we have grown our company to become a leading provider of data-driven multi-channel direct marketing and customer loyalty solutions in the mobile telecommunications sector in China with a growing predictive data analytics business. Mr. Sum has over 30 years of experience in the Chinese telecommunications and IT sectors, including at Bell Canada and Hutchison Whampoa Limited. Mr. Jou is an entrepreneur with over 20 years of executive and operational experience with technology companies, including at Apple Computer and Silicon Valley Communications, Inc. Messrs. Jou and Sum and the rest or our management team bring complementary skills in the areas of finance, information technology, software engineering and public services. The management team has significant experience with and a deep knowledge of the unique characteristics of the Chinese market while also having the professional experience of working at large, multi-national U.S. and Chinese businesses.

For applicable risks, please see the following risk factors: “Risk Factors— Risks Related to Our Business and Industry—China Unicom or China Telecom may claim that we do not own a portion of the content in our database, which could prevent us from providing our solutions to other clients and adversely affect our business”; “Risk Factors—Risks Related to Our Business and Industry—We could lose our access to data from third parties, which could harm our ability to provide our solutions to clients and adversely affect our business”; “Risk Factors—Risks Related to Our Business and Industry—We may not be able to compete successfully against our existing or future competitors”; “Risk Factors—Risks Related to Our Business and Industry—Our growth prospects may be adversely affected if the market for our services and the industries we serve fail to grow”; “Risk Factors—Risks Related to Our Business and Industry—“If we are not able to manage our growth, we may not be able to maintain or increase profitability and our business would be materially and adversely affected”; and “Risk Factors—Risks Related to Our Business and Industry—Our success depends on the continuing efforts or our senior management team and on our ability to successfully attract, train and retain additional key personnel.”

Our Strategies

Our goal is to become the dominant provider of data-driven multi-channel direct marketing, predictive data analytics and customer loyalty solutions in the high-growth China market. We plan to achieve our goal through the following key strategies:

Continue to improve the depth, quality and size of our consumer information database

Our highly localized proprietary database is a critical component of our success and serves as a key barrier to entry for potential competitors. We have accumulated valuable purchasing, demographic and other data of approximately 30 million consumers in China and will continue to grow our database as we grow our business. We will also continue to develop innovative ways to collect this information and keep it current to maintain this barrier to entry. In addition, we will continue to leverage this information and develop innovative, data-driven applications such as a recent smartphone application we developed that allows for the targeting of specific messages to individual consumers based on the time and consumer’s geographic location.

Enhance our data analytics capabilities to better understand Chinese consumer behavior

By leveraging the size and dynamic nature of our database, we will continue to develop new predictive data analytics capabilities to help our clients understand and influence consumer buying behavior, including what products and services they buy as well as when and where they buy them. Because of the data driven nature of effective direct marketing and customer loyalty in China, we believe that this continued refinement of our data analytics capabilities, coupled with the increasing size and depth of our database, will better serve our clients and at the same time increase barriers to entry in our markets. We also plan to use our analytics tools to create new ancillary services as well as cross-selling opportunities that can help us win new clients.

Expand our services to other selected growth sectors in China

We believe that there is a significant opportunity to expand our services to other selected growth sectors with high value recurring consumer transactions, such as travel, financial services and online games. Each of these sectors has significant growth potential in China, and companies within each sector place a premium on customer loyalty. Each of these sectors also features prominently in the day-to-day lives of many Chinese consumers and therefore allows for the collection of important consumer data through multiple transactions between the consumer and company on a regular basis. Because of the frequency of transactions and the ubiquity of these products and services in consumers’ daily lives, consumer data-driven analysis can significantly enhance a targeted marketing approach and influence consumers’ consumption behaviors. In China, market share in each of these sectors is heavily concentrated in a handful of large competitors and state-owned enterprises, each of the sectors has relatively high barriers to entry for potential new competitors and each sector offers products and services that are generally difficult to differentiate among the various competitive offerings. This strong competition and quest to differentiate competitive offerings offers significant opportunities to introduce information-based, data-driven multi-channel direct marketing solutions and an open-loop customer loyalty system to help companies retain their customers and grow their customer base.

Broaden our merchant network to increase the attractiveness of our open-loop loyalty programs

We expect to continue to add to our merchant network, which currently has over 3,000 participating merchants that offer discounts, gifts and privileges to customers, in order to further enhance the attractiveness of our loyalty programs. These merchants represent a cross section of industries, including, among others, supermarkets, restaurants, petroleum companies, spas, travel and leisure, transportation, electronics, retail appliances and fitness centers. We believe that this large merchant network represents a significant barrier to entry, as it takes time and resources to identify, build and expand such a large, highly selective network. In addition, as more consumers join our loyalty programs and as more merchants join our network, we believe this creates a network effect that further enhances the attractiveness of our services and offerings to customers, clients and merchants. These merchants also serve as a source for qualified leads to become future clients of our direct marketing, predictive data analytics and customer loyalty services. In addition, we plan to explore various ways to monetize our merchant network, by broadening merchants’ access to the consumer market, including charging them a fee to participate in our customer loyalty program, which we began to charge in the second quarter of 2011. In 2011, we entered into a framework agreement with Cybersource Corporation. We believe our relationship with Cybersource will help us to attract additional merchants to our customer loyalty programs, especially merchants from the United States looking to expand their brand recognition in China. Also in 2011, we entered into a promotional products sales agreement with the corporate gifting and rewards division of Apple. We expect that our relationship with and our ability to directly source products from Apple for promotional and reward purposes in connection with our customer loyalty programs will enhance the profile of our merchant network enabling us to attract additional quality merchants and new customers through the promotion of Apple products to the customer loyalty service market and community in China and in turn assist us in reducing customer churn.

Expand the geographic reach of our operations in China

We recently expanded our operations into Chengdu and Ningbo through business acquisitions. We plan to expand further the geographic scope of our direct marketing, predictive data analytics and customer loyalty operations into locations such as Shanghai, Wenzhou, the three Northeast Provinces and Henan in the near term, which will substantially increase the size of our addressable market in China. As we further grow our database and refine our predictive data analytics capabilities through our collection of demographic and consumer behavior information from these new geographies, we will further demonstrate to potential clients the importance of our service offerings in effectively marketing and selling products and services to consumers in China.

Pursue strategic acquisitions that complement our leadership position

We will continue to expand our direct marketing, predictive data analytics and customer loyalty capabilities into select industries with high growth and in select geographies with strong consumer spending power in China. While we expect this will occur primarily through organic growth, we have and will continue to acquire assets and businesses that strengthen our value proposition to clients, expand our merchant network and gift sourcing programs, expand our service offering categories and further enhance the consumer experience. We intend to pursue acquisition opportunities that can accelerate our business growth.

Our Services

We provide our clients with the following direct marketing, predictive data analytics and customer loyalty services to help them better understand their customers’ needs and buying behavior, leading to customer-oriented products, services and focused marketing programs to increase their profitability.

Direct Marketing Services

Our direct marketing services consist of customer acquisition, customer retention and marketing and promotion services.

Customer Acquisition Services

We provide data-driven multi-channel direct marketing solutions that combine database direct marketing technology and analysis with a broad range of direct marketing services. We use data, database technologies and data analysis to assist our clients in acquiring new customers. Our marketing programs target individual consumers and provide a measurable return on our clients’ marketing investments. We use a data-driven multi-channel marketing approach to ensure that we can reach these customers in the most effective and efficient manner.

Prior to undertaking a direct marketing campaign on behalf of our clients using one or more of the channels described below, we work with our clients to understand the specific product or service to be sold and determine the demographic, regional, spending and other attributes of Chinese consumers that, based on our experience and our consumer data analysis, correlate to a greater receptivity to marketing messages for that specific product or service. Based on our collaborative work with our clients, we create one or more consumer profiles that we believe offer the best match between consumer demand and the particular product or service in question. With these consumer profiles, we can then search our database and our client’s database to create a list of focused and selective households and consumers to contact.

Our key direct marketing channels are as follows:

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Internet: We use push technology, or technology in which the information transmitted is initiated by the merchant to the consumer, to deliver merchant messages, discounts, coupons and offers directly to a consumer’s computer. We are also taking advantage of RFID technology that is increasingly being embedded into mobile phones SIM card in China to allow consumers to redeem these Internet coupons and discounts and pay for these products and services via their mobile phones (sometimes referred to as “Mobile e-Wallet”). In 2011, together with our partner China Unicom, we launched our first mobile payment RFID and loyalty program with Wuhan University of Science and Technology. Leveraging the success of this project, we plan to launch similar projects at other universities throughout China.

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Location-Based Marketing Services (e.g., SMS and location-based applications): We work with our clients to develop highly focused targeted marketing using location-based technologies such as SMS. We work with our clients to develop consumer profiles of the ideal shopper for their products and use our proprietary database to deliver targeted marketing messages to consumers fitting these profiles within a pre-set geography. As an example, we use SMS technology to distribute coupons and discounts to individuals located near a client’s store who have exhibited a past inclination towards purchasing similar products. Similarly, we use location-based applications to direct consumers looking for restaurants, theaters, stores, etc. to potential clients around the merchant area. Customers value such services because they provide an engaging method for obtaining instant rewards while also allowing them to track trends within their peer group.

•	Direct Mailing: We use direct mailings to deliver merchant messages, discounts, coupons and offers to consumers.

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In-person: We undertake in-person marketing campaigns, typically visiting consumers’ homes when we deliver mobile packages to customers who choose home delivery and offering them additional products and services that we believe would be complementary to their mobile packages or that we believe a consumer would be receptive to based on our demographic and purchasing behavior profile in our database.

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Telephone: Telephone direct marketing is an important channel through which we contact consumers. Our database typically includes at least one and sometimes multiple phone numbers for a given consumer or household, often a home and/or mobile phone number.

Customer Retention Services

We offer ongoing customer support services to customers acquired through our data-driven multi-channel direct marketing solutions. We provide client and customer support services to ensure a high level of satisfaction for our clients. Our support offerings include phone support, self-help support on our web site and e-mail support. Our customer support team primarily engages in handling customer service calls, including billing and customer complaints. Our support team also conducts phone surveys regarding our services and the services provided by China Unicom.

Marketing and Promotion Services

In 2010, we began offering marketing and promotion services to other companies whereby we help these companies establish their own direct marketing operations to provide direct marketing services to affiliates of China Unicom in geographical locations where we currently do not have a direct marketing presence. We earn a fixed fee for assisting these companies in establishing themselves as direct marketing representatives and providing training to their employees.

Framework Agreements with I-Equity

In December 2010, we entered into our initial framework agreement with I-Equity for the acquisition of direct marketing businesses with the local branches of China Unicom in Chengdu and Ningbo. We paid to I-Equity initial deposits for these businesses of $3.7 million in 2010, additional deposits of $6.9 million in 2011 and the remainder of the total purchase price of $18.5 million in 2012. In February, March and September 2011 and March 2012 we entered into additional framework agreements with I-Equity for the acquisition of direct marketing businesses with the local branches of China Unicom in the regions of Wenzhou, Shanghai, Henan and the Three Northeast Provinces, respectively, pursuant to which we have made an aggregate of $13.5 million in deposits. We considered the following factors in determining to enter into the framework agreements with I-Equity:

•	our desire to expand our direct marketing business with China Unicom into additional regions;

•	the estimated return we would receive from these businesses to be acquired in relation to the estimated purchase price for these businesses;

•	the anticipated time it would take for I-Equity or one or more of its delegated parties to secure contracts with China Unicom in these regions;

•	the impact that the estimated deposits and purchase prices would have on our liquidity;

•	the high degree of autonomy that the local branches of China Unicom have in determining service providers to serve their covered regions;

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whether I-Equity or one or more of its delegated parties had a pre-existing arrangement with the local branches of China Unicom in the regions in which we desired to expand making it necessary for us to acquire the businesses from I-Equity and the status of the negotiations between I-Equity or one or more of its delegated parties with the local branches of China Unicom in these regions;

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the reputation of the principal executive officer of I-Equity in the telecommunications industry in China, the strength of his relationships with the management in the local branches of China Unicom in the regions in which we desired to expand, our chief executive officer’s prior experience with this principal executive officer of I-Equity over the course of our chief executive officer’s more than 30 years of experience in the telecommunications industry, the principal executive officer of I-Equity’s history of establishing direct marketing businesses and working with mobile telecommunications service providers in China, including China Unicom;

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in those regions where I-Equity or one or more of its delegated parties did not have a pre-existing arrangement with the local branches of China Unicom, whether it would be more expedient for us to leverage the relationships that the principal executive officer of I-Equity has with the local branches of China Unicom in those regions that he has developed through his experience or for us to develop those relationships;

•	a substantial portion of the purchase prices under these framework agreements would only be payable upon the closing of the acquisitions;

•	the risk that we could lose some or all of our deposits with I-Equity if the business acquisitions contemplated by the framework agreements were not consummated; and

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the risk that we may not be able to renew some or all of the commercial contracts with the local branches of China Unicom acquired under these framework agreements after the expiration of their initial terms.

We enter into these framework agreements with I-Equity to expand our direct marketing presence in parts of China where we do not currently have a direct marketing presence. Typically, we enter into these framework agreements because I-Equity’s delegated parties either have pre-existing arrangements with the local branches of China Unicom in these regions or because we believe it will be more expedient for us to leverage I-Equity’s relationships with the local branches of China Unicom to enter the market in such regions where we do not have a pre-existing relationship. Other than in the regions covered by the framework agreements, we are not aware of any other arrangements that I-Equity, the principal executive officer of I-Equity, or any of I-Equity’s delegated parties has with the local branches of China Unicom. However, given the strength of the relationships with the management of the local branches of China Unicom that the principal executive officer of I-Equity has established over the years, we cannot assure you that he will not cause one or more of his affiliates to enter into additional arrangements with the local branches of China Unicom in regions in which we may wish to expand in the future. If he does and we wish to expand into those regions in the future, we may be required to acquire those businesses from his affiliates to do so. Other than in his capacity as the principal executive officer of I-Equity and the framework agreements we have entered into with I-Equity, we have not had any other business dealings with this individual.

We usually enter into the framework agreements either after the delegated parties have entered into the underlying business cooperation agreement with China Unicom or after negotiations for the business cooperation agreements have commenced. Under the framework agreements, we agree to provide I-Equity with a deposit on the purchase price and I-Equity agrees to cooperate with us to have such direct marketing contracts and relationships with China Unicom transferred to us. I-Equity’s agreement to cooperate with us and transfer to us all such direct marketing contracts and relationships with China Unicom lasts for 15 years. Under the cooperation covenant in the framework agreements, I-Equity typically agrees to use its best efforts to ensure that our business relationship with the local affiliate of China Unicom lasts for 15 years and to provide to us any future business opportunities with the local affiliate of China Unicom. In addition, I-Equity has agreed not to compete with our direct marketing business with China Unicom in Chengdu, Ningbo, Shanghai and Wenzhou.

In February 2012, we completed the initial business acquisitions contemplated by framework agreement we entered into with I-Equity to expand our direct marketing presence into the regions of Chengdu and Ningbo in China. Under these business acquisitions, we acquired several commercial contracts with China Unicom under which we will derive revenues. While these contracts with China Unicom have terms expiring from 2012 to 2013, we believe that the aggregate purchase price we paid I-Equity was reasonable based on the revenues that we anticipate deriving from these businesses over the long-term and our anticipated ability to renew or replace the contracts we have with China Unicom following expiration of their terms. We believe that we will be able to renew or replace these contracts upon expiration based on our historical experience of providing effective direct marketing services to China Unicom in other regions dating back to our acquisitions of Talkie and Vispac in 2007 and our prior history of renewing or replacing similar contracts with China Unicom in other regions upon expiration of the initial term. While there are no terms in our agreements with China Unicom providing us with an exclusive relationship in any region, we believe we are the sole third party provider of direct marketing services for China Unicom in the regions of Chengdu and Ningbo.

The framework agreements for Shanghai and Wenzhou call for us to pay an additional $11.9 million in the aggregate upon completion of the acquisitions, although the purchase price is subject to change. The framework agreements for the three Northeast Provinces and Henan do not specify the additional amount to be paid upon the completion of the acquisitions. We will not know until closer to the time of the business acquisition the amount of the final purchase price for these businesses. We and I-Equity intend to supplement these framework agreements to finalize the terms of the acquisitions, including final purchase price, payment schedule and form of consideration. We expect that these acquisitions, once they have been consummated, will not only lead to increased direct marketing services revenues, but will also help us grow our customer database and predictive data analytics capabilities. We also expect that we will incur additional costs to build out these businesses after we acquire them, however, we cannot reasonably estimate at this time how much additional money we will need to spend over the next 12 months to further develop these businesses to be acquired by us due in part to the uncertainty of the timing of these acquisitions and in part to the stage of development of these businesses at the time that we acquire them. However, we would not expect to incur more than $5 million in the aggregate over the next 12 months to build out these business in Shanghai, Wenzhou, the three Northeast Provinces and Henan.

In connection with our business acquisitions related to Chengdu and Ningbo, we entered into three tripartite agreements with the delegated parties of I-Equity and China Unicom. The tripartite agreements generally provide that we will assume the obligations and liabilities of the delegated parties of I-Equity under the commercial agreements in place with China Unicom and we will receive the benefits and revenues from those commercial agreements. Under these tripartite agreements, four direct marketing agreements entered into by the delegated parties of I-Equity with China Unicom for the Chengdu and Ningbo regions have been assigned to our PRC subsidiaries. Under these direct marketing agreements, the relevant service provider provides customer acquisition and retention services to China Unicom. The service fees vary from agreement to agreement. Under some of these agreements, there are specified monthly or annual sales targets. The service provider is entitled to additional incentive payments if it meets or exceeds these targets and is subject to penalty if it falls short of these targets. Two of these four direct marketing agreements have been renewed recently, and the current terms of these direct marking agreements expire between November 2012 and December 2013.

Predictive Data Analytics Services

In the first quarter of 2010, we began offering customer database consulting and data-driven marketing advisory services to help our clients increase market share and enter new markets by leveraging our dynamic database and our data analytics capabilities. As of December 31, 2011, we were providing these services to four clients and began recognizing revenues from these services for the year ended December 31, 2010. It is our belief that as domestic companies look to expand their foothold and as international firms attempt to enter the Chinese market, there will be high demand for services that can help these companies to better understand the market, identify likely consumers, and design and implement targeted marketing campaigns that will better resonate with these potential customers. Working with clients individually, we create customized solutions that best meet each client’s particular strengths and market positioning. As we devote additional resources to further develop our capabilities in this new segment, we expect that our predictive data analytics business will grow to represent an increasing portion of our total net revenues in the future.

We also provide valuable customer data integration services, where we combine the technology, processes and services needed to implement and maintain an accurate, timely, complete and comprehensive representation of a customer across multiple channels, business-lines, and enterprises. We typically derive this data from multiple sources, application systems and databases. We then present these attributes to our clients to help them design and implement a more precise marketing and retention campaign.

Since each client has its own unique needs, we do not have pre-set packages available, but rather we develop a hybrid of marketing and consulting services, often using aspects of our other businesses, on a project-by-project basis. As an example, we worked with a Hong Kong-based online book platform to create a four-pronged approach to its entry into China: 1) we compiled a landscape research report on the online book sector in China, 2) introduced major channels of distribution and relationships that would enhance effectiveness of its launch, 3) developed and implemented a targeted marketing campaign focused on active readers and bloggers in select locations, and 4) aided the company in refining its own database so they could better implement similar initiatives on their own. Using our proprietary database to identify those consumers most likely interested in reading on innovative mobile devices, we deployed several of our direct marketing channels, including SMS, mailers, and in-person visits, to guide these individuals to the company’s website or to their applications. By running these campaigns, we facilitated the company in growing its registered customer base to three thousand.

Concurrently with this marketing initiative, we were working directly with the client to derive maximum insight from its existing customer data by improving its own proprietary database of consumer information, thus allowing the client to better align its marketing, merchandising, and operations’ strategies with its targeted customer segments. Reviewing both the specific fields of information collected and the methods of collection, we helped the client identify the data points that would best predict subscriber behavior. We also taught the client how to actually analyze the data in order to derive deeper insights into these potential consumers and more effectively influence profitable customer behavior. Through this education, the company is now much better prepared to handle a localized, customer-centric marketing exercise on its own, increasing profitability and developing a sustainable competitive advantage.

Customer Loyalty Services

Our customer loyalty program clients are focused on targeting, acquiring and retaining loyal and profitable customers. We develop, implement and manage customer loyalty programs on behalf of our clients.

A consumer’s desire to accumulate redeemable points fosters customer retention. The more rewards that a consumer accumulates and the broader the network of products and services for which a consumer can redeem those rewards, the more likely it is that a consumer will want to accumulate still more rewards (by spending more) and also stay within that particular merchant network to redeem those points. We have designed our customer loyalty programs around the accumulation of such rewards by consumers and have built a merchant network designed to allow consumers to rapidly accumulate rewards more rapidly across a significant portion of their day-to-day spending.

We work with our clients to design innovative “points” programs that allow a consumer to accumulate points when he purchases products or services. Consumers can use these points to partially or fully offset the cost of future product or service purchases within the client’s merchant network. Each product and service within the network has a predetermined point value that is used to determine how many points the consumer must use in order to purchase that specific product or service.

In addition, we have recruited merchants to join the open-loop loyalty program and operate the “privilege” programs implemented by our clients as either an alternative or a supplement to points programs. A points program is structured more in the form of a deferred reward, and consumers in these types of programs typically expect to accumulate a larger amount of points over time to achieve certain redemption thresholds that can then be redeemed for a number of more expensive products and services, such as airline travel, televisions, appliances or other high end consumer products. In contrast, our privileges programs offer immediate rewards (such as direct discounts and coupons) that a consumer typically uses soon after making the purchase that gave rise to the coupon or discount. For example, we service kiosks in shopping malls where consumers can enter their unique identifier number and instantly print discounts and coupons for a number of products and services from merchants in those shopping malls that participate in our merchant network to generate new customer leads for those merchants and enhance customer loyalty for our clients.

One of our most popular privileges programs is our discount program. Under this program, participating merchants award discounts to customers whose purchases individually or in aggregate meet or exceed a certain transaction value. Another privileges program is our 2% gas card program that we offered since 2010, in which China Telecom customers received a 2% fuel discount at specific petroleum stations.

At the center of our loyalty program is our open-loop merchant network of over 3,000 merchants. We have developed this network with an eye towards including merchants that represent a broad cross-section of the products and services that a typical Chinese consumer would use on a daily or periodic basis. When a merchant joins our network, the merchant agrees to be included in our points and privileges redemption system, which will allow customers to redeem points and privileges with the merchant and also allows customers to accumulate points and become eligible for privileges based on purchases that the customer makes with that merchant. When we add a new merchant to our network, we work with the merchant to develop a “points schedule” that assigns a points redemption value to some or all of the products and services offered by the merchant. We also develop a set of coupons and discounts that the merchant will accept from customers in our loyalty program. Beginning in the second fiscal quarter of 2011, we began to collect merchant acquisition fees from the merchants who participate in our customer loyalty programs with China Telecom. The fees are usually collected by China Telecom on a quarterly basis.

Our Agreements

Direct Marketing Agreements

All of our direct marketing customer acquisition and customer retention services agreements are between our PRC subsidiaries and regional subsidiaries, branches and affiliates of China Unicom. Under the terms of these agreements, we provide these local affiliates with customer acquisition and retention services. The initial terms of these agreements typically range from two to three years, subject to the affiliates’ right to terminate the agreements early as described further below. Our fees for providing these acquisition and retention services are typically comprised of an upfront fee component for our initial acquisition of a customer and often also include a contingent commission for providing customer retention and support services. The upfront fees vary among the agreements depending on the types of China Unicom products and services that we sell on behalf of a particular affiliate in a given region. The contingent commissions are typically calculated as a percentage of the monthly wireless communication charges incurred by the customers that we have acquired, and these on-going commissions are generally in effect for the first two to three years after the acquisition of the new customer, subject to specified penalties, adjustments and conditions as further described below. Under these direct marketing services agreements, there are often specified monthly or quarterly sales targets, the terms of which vary from agreement to agreement. We are entitled to additional incentive payments from China Unicom if our performance meets or exceeds these targets. These incentive targets are measured either on a monthly or quarterly basis based on a predetermined formula. For the years ended December 31, 2009, 2010 and 2011 we earned $0.6 million, $1.1 million and $1.2 million, respectively, in sales incentives under these agreements.

Under the terms of these agreements, we are typically responsible for after-sales customer service and support and are required to comply with China Unicom’s customer service standards. In addition, a substantial portion of these direct marketing services agreements include exclusivity provisions that restrict or prohibit Talkie Shenzhen from providing similar services to China Unicom’s competitors in those regions. For a further discussion of the risks associated with these exclusivity provisions, see “Risk Factors—Risks Related to Our Business and Industry—We generated 81.4%, 82.9% and 80.1% of our total net revenues for 2009, 2010 and 2011, respectively, from our direct marketing services. To achieve our goal of becoming the dominant provider of data-driven multi-channel direct marketing, customer loyalty and predictive data analytics solutions in China, we must significantly grow our customer loyalty services and predictive data analytics businesses. If we are unable to successfully grow these segments, we may not be able to execute on our strategy and our business and results of operations could be materially and adversely impacted.”

We rely on the local affiliates of China Unicom to provide us with call lists for our direct marketing activities, and certain of these direct marketing services agreements specify that we may not disclose any information provided by China Unicom to any third parties or use the information for any purpose not related to the direct marketing services contemplated in the applicable agreement. For a further discussion of the risks associated with our rights to customer data, see “Risk Factors—Risks Related to Our Business and Industry—China Unicom may claim that we do not own a portion of the content in our database, which could prevent us from providing our solutions to other clients and adversely affect our business.”

Under the terms of these agreements, the local China Unicom affiliates typically have the right to impose monetary penalties on us or terminate the agreements for a variety of reasons, including, among others, for failure to reach specified sales targets, exceeding specified customer complaint thresholds, obtaining a substantial portion of our new customers from China Unicom’s existing subscribers, violating the exclusivity provisions in the agreements or otherwise materially breaching the terms of the agreements. Such penalties will be applied as a deduction to revenue and limited to the commissions in the month that the penalty was triggered. For each of the years ended December 31, 2009, 2010 and 2011, we incurred penalties of less than $0.1 million.

Predictive Data Analytics Agreements

Beginning in February 2010, we entered into separate marketing cooperation agreements with Tedge and Teclent, respectively. Pursuant to these agreements, we agreed to provide Tedge and Teclent with consulting and data-driven marketing advisory services to help them increase their respective market shares for an initial term of one year. The total consideration received from Tedge was HK$4,945,000 (US$636,000) and HK$8,150,000 (US$1,047,000) for the year ended December 31, 2010 and 2011, respectively. The total consideration received from Teclent was HK$4,605,000 (US$593,000) and HK$4,320,000 (US$555,000) for the year ended December 31, 2010 and 2011, respectively. The translations of Hong Kong dollar amounts into U.S. dollars as specified above were made at the noon buying rate specified in the H.10 statistical release of the Federal Reserve Board on the respective transaction date. In 2011, we entered into similar agreements with Regalway International Investment Limited and China People Creative APE Services Ltd.

Customer Loyalty Agreements

Our PRC subsidiaries and certain subsidiaries and controlled affiliates of PayEase Beijing are parties to customer loyalty services agreements with the local affiliates of both China Unicom and China Telecom pursuant to which we provide customer loyalty services to certain regional subsidiaries, branches and affiliates of China Unicom and China Telecom. The initial terms of these agreements typically range from one to five years. Under these agreements, we develop, manage and maintain loyalty programs (e.g., on-line, off-line and mobile coupons, gifts, discounts and privileges) that allow our clients’ customers to accumulate rewards points that can be redeemed for products and services with any participating merchant. Our key services include nationwide merchant acquisition and management, gift sourcing, and loyalty points transaction processing. We charge fixed monthly or quarterly fees for our customer loyalty program related services. In addition to the fixed fees, we are also typically entitled to share a portion of the profit generated from the customer loyalty platform, subject to certain conditions and adjustments. For the three years ended December 31, 2011, substantially all of our revenues from the CLP services were derived from the fixed fees.

We are typically subject to a specified set of service standards and operating metrics in providing our customer loyalty services. Operating metrics may include, among others, the total number of loyalty memberships that we have sold to customers in a given period, the total number of participating merchants that we have acquired in a given period, specified minimum points activity levels in the loyalty program during certain periods (such as points earning and points redemption).

Under each customer loyalty services agreement, we rely on the client to provide us with lists of its existing customers as well as lists of merchants for the customer loyalty programs we develop, implement and manage on its behalf. Certain of the customer loyalty services agreements specify that the client owns all the information, content and data related to the respective customer loyalty programs we develop under such agreements. For a further discussion of the risks associated with our rights to customer data, see “Risk Factors—Risks Related to Our Business and Industry—China Unicom may claim that we do not own a portion of the content in our database, which could prevent us from providing our solutions to other clients and adversely affect our business.”

Under some of these customer loyalty services agreements, our PRC subsidiaries and certain subsidiaries and controlled affiliates of PayEase Beijing are subject to exclusivity provisions and are restricted from providing services to the client’s competitors in those regions. For a further discussion of the risks associated with these exclusivity provisions, see “Risk Factors—Risks Related to Our Business and Industry—We generated 81.4%, 82.9% and 80.1% of our total net revenues for 2009, 2010 and 2011, respectively, from our direct marketing services. To achieve our goal of becoming the dominant provider of data-driven multi-channel direct marketing, customer loyalty and predictive data analytics solutions in China, we must significantly grow our customer loyalty services and predictive data analytics businesses. If we are unable to successfully grow these segments of our business, we may not be able to execute on our strategy and our business and results of operations could be materially and adversely impacted.”

Agreement with Chongqing Hongxin Internet Group

In December 2007, PayEase Beijing entered into a Technology Services Agreement with Chongqing Hongxin Hanyu Internet Technology Company, or Hongxin, an online game company, with whom we share one director, Dr. Xinxiang Chen. In December 2008, the parties supplemented this agreement with a supplemental technical service agreement. Pursuant to this agreement and the supplemental agreement, PayEase Beijing developed a loyalty program software and membership system for Hongxin and provided maintenance, training and consulting services to Hongxin over a 12-month period commencing from December 1, 2008 for a total consideration of $2.0 million. The service fee was paid to us in three installments in 2007 and 2008 and was recognized as and accounted for 14.4% of our total net revenues in 2009. This agreement, as supplemented, has been fully performed.

Loyalty Program Software Sales Agreements

In 2010, we entered into loyalty program software sales agreements with two clients. In 2011, we entered into a loyalty program software sales agreement with one new client. We provided these clients with software, in addition to installation, testing and training services. We recognized the revenue upon completion and final acceptance by each customer of our services.

Our Database and Analytics Capabilities

We have invested substantial resources to build and maintain our consumer information database, our core asset, which contains demographic, purchasing and other similar information on consumers in the regions of China in which we conduct our business. Subsequent to our acquisitions of Vispac and Talkie, we were provided with access to China Unicom’s database. We developed our own database through our contact with those China Unicom customers as well as through our other business activities. We have developed a robust technology platform to support our consumer analytics capabilities and thereby maximize our use of the consumer data on our database.

Our database has profiles of approximately 30 million Chinese consumers in the city of Beijing and the provinces of Zhejiang, Hubei, Sichuan and Guangdong. We capture one or more of the following key features about consumers and their spending behaviors in this database: name, physical and email address, age, gender, income, spending patterns, payment methods, loyalty points acquisition and redemption histories, mobile roaming history, monthly mobile services package type, monthly bill and mobile data and voice usage. We continually add to this database as we obtain additional customer information from existing customers and new customers that we acquire on behalf of our clients. We systematically update customer information in our database through post-sales interactions and follow-up marketing and loyalty program initiatives. The information in this database allows us to refine our predictive data analytics capabilities and thereby enhance our direct marketing and customer loyalty programs for our clients with an increasingly targeted approach. As we grow our business, we expect to continue to grow our customer database. We believe that our customer database is one of the most robust and dynamic customer databases in China developed and maintained by an independent data-driven multi-channel direct marketing and customer loyalty services provider. We consider our proprietary database to be an essential component of our success.

We have developed a proprietary technology platform that allows us to effectively capture consumer information through customer interaction and analyze this information and create effective data-driven multi-channel direct marketing campaigns and loyalty programs tailored to meet the needs of individual clients. Our data collection methods have two principal goals:

•	capture information on new customers that we acquire for our clients and

•	capture new information and update existing information on customers already included in our database.

We use a range of methods, including the telephone, the Internet, in-person interactions and payment transactions processed by PayEase, our former parent company, to collect consumer information. We have developed an extensive array of automated and manual methods and standard procedures for collecting and updating this consumer information.

We have developed a variety of proprietary software tools that we use to retrieve, analyze and present consumer information to our clients for purposes of developing, implementing and managing direct marketing campaigns and customer loyalty programs. Our technology platform consists of two types of software, our business intelligence software and our software applications.

We use a business intelligence tool to identify, obtain, manipulate and analyze the data in our database. Our business intelligence tool is a software program that we have developed using open source software. In addition, we have developed a set of software applications that we use to provide the search parameters for our business intelligence tool when we wish to obtain and analyze consumer data. Every application is a predesigned set of queries and instructions to search for specific types of information and specific types of data correlation. Each time we retrieve information from our database, we use an application to provide the instructions to the business intelligence engine that sets out the parameters for what types and patterns of information to retrieve from the database. By using these applications as building blocks to set the parameters of our search and retrieval instructions, we are able to efficiently and quickly obtain and analyze consumer information on behalf of our clients.

We have implemented a strict quality assurance program for the development and maintenance of our database. Our software tools conduct automatic checks to ensure that all data has been correctly entered into our database. We also routinely conduct quality inspections throughout the data entry process.

We have detailed policies and procedures in place that are designed to maintain the confidentiality of the consumer information on our database and to prevent unauthorized access to our database. Among other policies, we only allow a small number of employees to access the database and do not allow third parties, whether clients, merchants, customers or otherwise, to access our database.

Competition

We believe that the marketplaces for direct marketing, predictive data analytics and customer loyalty services in China are highly fragmented among many smaller competitors that provide one or several services in our value chain but that few provide all of these services on the same scale as we do. To date, there is no significant competitor that operates across all of our principal activities, although we have a number of competitors within each of the markets in which we operate. We believe that we compete in all of these markets principally on the basis of various factors, including:

•	reliability and efficiency of service;

•	strength of client relationships;

•	size of installed merchant and customer base;

•	reputation and brand identity;

•	breadth of service offering; and

•	quality of client support and overall service.

We believe that we presently compete favorably with respect to each of these factors. However, the market for our services is still rapidly evolving, and we may not be able to compete successfully against current and potential competitors in the future. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to compete successfully against our existing or future competitors.”

Direct Marketing and Predictive Data Analytics Services. We generally compete with Chinese World Information Industry and a variety of niche providers in directing marketing and predictive data analytics services. In addition, we compete against internally developed offerings created by our existing clients such as China Telecom Best Tone’s internal team. We expect competition to intensify as more competitors enter these markets. For our targeted direct marketing services offerings, our ability to continue to capture detailed consumer transaction data is critical in providing effective customer relationship management strategies for our clients. Our ability to differentiate the mix of products and services that we offer, together with the effective delivery of those products and services, are also important factors in meeting our clients’ objective to continually improve their return on marketing investment.

Customer Loyalty Services. We compete with other promotional and loyalty programs offered by Beijing COIAS Technology Co., Ltd. and a number of smaller competitors, both traditional and on-line. We also compete against our clients’ internal customer loyalty operations, such as China Telecom’s Best Tone internal team. We expect competition to intensify as more competitors enter our market. Non-client competitors with our loyalty services may target our clients or our clients’ customers as well as draw merchants away from our merchant network into their competing programs. Our clients may decide that it is more efficient or less expensive to develop, implement and manage loyalty programs in house rather than outsource management of such programs to third party providers. Our ability to generate significant net revenues from clients will depend on our ability to continue to differentiate ourselves through the services we provide and the attractiveness and continued innovation of our loyalty programs for consumers. The continued attractiveness of our loyalty programs will also depend on our ability to remain affiliated with merchants that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers.

Sales and Marketing

We also use a variety of marketing activities, such as advertising, public relations activities and referral programs, to increase market awareness of our services and educate our target audience of potential clients and customers. In addition to building awareness of our brand, our marketing activities focus on generating leads for acquiring new clients.

Development

Our development team maintains and further develops our database and data analysis software. Our research and development team also develops loyalty program software applications like our Mobile e-Wallet and points systems and installs applications for new clients. In addition to refining our predictive data analytics capabilities, our development team also develops platforms from which our clients can operate their business. For example, our development team has developed customized payment and loyalty platforms for China Lottery, facilitating efficient account “top-up” and award payouts.

When appropriate, we utilize third parties to expand the capacity and technical expertise of our internal development employees. On occasion, we license third party software that we feel provides us with alternatives to our own internal development efforts. We do not depend to any material extent on these third party licenses.

Intellectual Property

We rely on a combination of trademark and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We currently do not own any patents.

We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants. We require our clients to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and licensing agreements, unauthorized parties may attempt to copy or otherwise obtain and use our technology. It is difficult to monitor unauthorized use of technology, particularly in China and other developing countries where the laws may not protect our proprietary rights as fully as laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property. See “Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

As of December 31, 2011, we had nine registered trademarks and seven pending trademark applications in the PRC, and 13 registered trademarks and 10 pending trademark applications in other countries in Asia.

Employees

We had 871, 701 and 504 employees as of December 31, 2009, 2010 and 2011, respectively. The following tables set forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2011:

	Employees	Percentage
Selling and marketing
—Customer Loyalty and Predictive Data Analytics	41	8%
—Direct Marketing	337	67%
General and administration	126	25%

Total	504	100%

In addition, we had 677, 604 and 500 independent contractors as of December 31, 2009, 2010 and 2011, respectively, all of whom were providing direct marketing services. We believe that our dedicated and capable professionals are critical to our success. As our direct marketing, customer loyalty and other professionals interact with our client’s customers and potential customers on a daily basis, they are critical to maintaining the quality of our services and to protecting and enhancing our brand and reputation. Our goal is to continue to attract and retain bright and motivated individuals who are capable of selling our clients’ products and services to consumers and who can assist our clients’ customers with post-sales services. We believe that we have low employee turnover relative to our peers and attribute this to a number of factors, including our strong training programs, opportunities for promotion and advancement, challenging work environment, competitive compensation and unique culture.

We are required under PRC law to make contributions to our employee benefit plans including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2009, 2010 and 2011, was $0.8 million, $0.7 million and $0.8 million, respectively.

We believe our relations with our employees are good. We have no collective bargaining agreements with our employees.

Facilities

The following table sets forth the location, approximate size and primary use of our offices:

Location	Type of Ownership	Approximate Size of Office Space in Square Meters	Primary Use
34th Floor, Shenzhen Development Center, 2010 Renminnan Road., Luohu District, Shenzhen, People’s Republic of China	Lease	1,700	Marketing, customer support, administration, research and development

Building 2-114, Jiyemingyuan, Fanshen Road, Xinan Street, Baoan District, Shenzhen, People’s Republic of China	Lease	148	Marketing, customer support

3 Liao Yuan Road, Foshan, Guangdong, People’s Republic of China	Lease	1,795	Marketing, customer support

Room 5005-5008, No. 10 Qianjin North Road, Zhaoqing, Guangdong, People’s Republic of China	Lease	431	Marketing, customer support

4th Floor, Huatian Building, 203 Tianhe Longkou Zhong Road, Guangzhou, Guangdong, People’s Republic of China	Lease	2,558	Marketing, customer support; research and development

11th Floor Huilong Building Xiapu Road, Huizhou, Guangdong, People’s Republic of China	Lease	668	Marketing, customer support

2nd and 3rd Floor, Yazaitang Building, Guantai Road, Dongguan, Guangdong, People’s Republic of China	Lease	2,200	Marketing, customer support

529 Jinsechengpin Building, 149 Xihu Road, Shangcheng District, Hangzhou, People’s Republic of China	Lease	46	Marketing, customer support

10th Floor, Yongcheng Building, 50 Jiefang Park Road, Wuhan, People’s Republic of China	Lease	1,056	Marketing, customer support

11th Floor, Huaqiao Building, 18 Renminnan Road, Zhanjiang, People’s Republic of China	Lease	570	Marketing, customer support

2332 Walsh Ave, Suite A/B, Santa Clara, California 95051 United States	Lease	316	General administration

We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Legal Proceedings

We are not currently involved in any legal or administrative proceedings that management believes will have a material adverse effect on our business. We are not aware of any threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Our Corporate History

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our wholly-owned subsidiaries in the PRC.

We directly own all of the share capital in four of our subsidiaries: LAEC California, Loyalty Alliance Limited, Loyalty Alliance (HK) and Loyalty Alliance Shenzhen. Loyalty Alliance Limited is a holding company that owns all of the share capital of Zhiteng and Talkie Shenzhen, two of our operating subsidiaries in the PRC. Loyalty Alliance Shenzhen is a holding company and owns all of the share capital of PayEase Technology Shenzhen, one of our subsidiaries in the PRC that was formed in December 2010. As of the date of this prospectus, we were not conducting operations through LAEC California.

Talkie Shenzhen provides direct marketing and customer loyalty services. Our customer loyalty services are also provided by Zhiteng and through our nominee agreement with PayEase Beijing, the obligations for which have been assumed by a former subsidiary of PayEase, PayEase Technology Beijing. Our predictive data analytics services are provided by Loyalty Alliance (HK).

Prior to our incorporation in September 2009, we conducted our business as a business unit of PayEase. In September 2009, PayEase transferred to us all of the share capital of Loyalty Alliance Limited. In February 2010, PayEase distributed all of our share capital that it owned, representing all of our issued share capital at that time, to its stockholders in a pro rata distribution.

Our direct marketing services originated from business acquisitions made by PayEase in 2007. On March 12, 2007, PayEase acquired effective control over Dongguan Talkie Telecom Co., Limited and Shenzhen Talkie Telecom Co., Limited, which we refer to as Talkie. On August 13, 2007, PayEase completed its acquisition of Guangzhou Vispac Telecom Company Limited, Foshan Pickatelly Communication Company Limited and Wuhan Pickatelly Communication Company Limited, which we refer to as VisPac. Rather than acquiring the equity interest, both acquisitions were completed through a series of agreements between Talkie VisPac and the legal shareholders of Talkie and Vispac, which provided us with the ability to exercise all the voting rights of both Talkie and VisPac, the rights to substantially all of the economic benefits and the obligation to fund all the expected losses of both Talkie and VisPac. We refer to these agreements collectively as the Control Agreements. By December 2008, all of the revenue contracts acquired in the Talkie and VisPac business acquisitions had been legally transferred to us. As such, on December 30, 2008, Talkie Shenzhen and the equity holders of Talkie and VisPac entered into a series of agreements to terminate the Control Agreements, pursuant to which control over the remaining assets and liabilities legally owned by Talkie and VisPac reverted back to their legal shareholders at a nominal value of RMB1. We have no further rights or obligations under the Control Agreements. Prior to their respective acquisitions by PayEase, these companies provided direct marketing services to the regional affiliates of China Unicom.

On December 1, 2008, PayEase and Talkie Shenzhen entered into a sales and purchase agreement with Justin International Limited pursuant to which PayEase and Talkie Shenzhen acquired the Justin Contract, which was supplemented on March 31, 2011 for purposes of making clarifications regarding the issuance of our ordinary shares to this company.

On February 13 and 23, 2012, we completed the acquisitions of the direct marketing contracts with China Unicom for Ningbo and Chengdu, respectively.

REGULATION

This section summarizes the material effects of PRC regulations on our business in China.

Regulatory Bodies

The business we carry out in the PRC is subject to the supervision and regulations of various government authorities, including the Ministry of Commerce, or MOC, the State Administration of Foreign Exchange, or SAFE, and State Administration for Industry and Commerce, or SAIC.

General Regulations Related to Foreign Investment and Our Business in China

Restriction on Foreign Investment

On December 24, 2011, MOC and the National Development and Reform Commission jointly issued the Guiding Catalogue of Industries for Foreign Investment, or the 2011 Catalogue, which took effect on January 30, 2012. This catalogue categorizes the various types of industries in which foreign investment is encouraged, permitted, restricted or prohibited. Applicable regulations and approval requirements vary based on the categorizations set forth in this catalogue. Investments in the PRC by foreign investors through wholly foreign-owned enterprises, or WFOEs, must be in compliance with these regulations, and such investors must obtain governmental approvals as required by these regulations. Our customer loyalty services and certain aspects of our direct marketing services fall under the category of encouraged foreign investment industries. Our predictive data analytics services and certain other aspects of our direct marketing services fall under the category of permitted foreign investment industries. We have obtained all necessary PRC governmental approvals to operate our direct marketing services, predictive data analytics services or customer loyalty services.

Regulation on Outsourcing Business

Our customer loyalty services and certain aspects of our direct marketing services fall under the category of outsourcing services. The 2011 Catalogue classifies outsourcing services as an industry in which foreign investment is encouraged. Pursuant to the 2011 Catalogue, a wholly foreign owned enterprise is encouraged to engage in the provision of the information technology and business process outsourcing services, such as system application management and maintenance, information technology supporting management, back office service for banks, financial settlement, software development, data processing and offshore contact center. As foreign-invested companies, our PRC subsidiaries have been approved by a competent authority to engage in providing information technology and business process outsourcing services.

Regulations Relating to Foreign-invested Enterprises Engaging in Commission Agency, Wholesale and Retail Businesses

Certain aspects of our direct marketing services fall under the category of distribution services. In April 2004, MOC promulgated the Administrative Measures on Foreign Investment in Commercial Fields, or the Administrative Measures, which have been amended from time to time. Pursuant to the Administrative Measures, foreign investors are permitted to engage in distribution services through foreign-invested commercial enterprises by means of commission agency, wholesale, retail and/or franchising, in accordance with the procedures and guidelines provided in the Administrative Measures. Our PRC subsidiaries have been approved by a competent authority to engage in the distribution services for a variety of products, including cell phones and phone cards.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to the software products. On March 1, 2009, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. Under the Software Measures, the software products developed in the PRC which are registered or filed with the MIIT or with its provincial branches are entitled to certain favorable policies.

Regulations on Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on service providers’ use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit service providers from collecting and analyzing personal information from their users or customers. However, the law and regulations prohibit in general a service provider from insulting or slandering a third party or infringing the lawful rights and interests of a third party. In addition, PRC criminal law prohibits companies and their employees from illegally trading or disclosing customer data obtained through the course of their business operations.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001; and

•	PRC Enterprise Income Tax Law and its implementation rules (2008).

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. The remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by banks designated by SAFE. In addition, wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the cumulative amount of such funds reaches 50% of its registered capital. Wholly foreign-owned enterprise may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Under the Tax Law and the Tax Implementation Regulations, an enterprise income tax rate of 10% will normally be applicable to dividends payable to non-resident enterprise shareholders of a resident enterprise, unless reduced by an applicable treaty.

Regulation of Loans between a Foreign Company and its PRC Subsidiary

A loan made by foreign shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is subject to several Chinese laws and regulations, including the Foreign Exchange Administration Regulation of 1996 and its amendments of 1997 and 2008, the Interim Measures on Foreign Debts Administration of 2003, or the Interim Measures, the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its implementing rules of 1998, the Administration Provisions on the Settlement, Sale and Payment of Foreign Exchange of 1996, and the Notice of SAFE on Issues Related to Perfection of Foreign Debts Administration of 2005. Under these rules and regulations, a foreign shareholder’s loan to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branch in accordance with relevant PRC laws and regulations. Our PRC subsidiaries may borrow foreign exchange up to their respective statutory borrowing limits, which are defined as the difference between the amount of their respective “total investment” and “registered capital” as approved by MOC or its local counterparts. Both the amounts of total investment and registered capital of an enterprise may be changed upon approval of MOC or its local counterparts. The statutory borrowing limits of Talkie Shenzhen and Zhiteng based on their current total investments and registered capitals are $420,000 and RMB420,000, respectively. Interest payments, if any, on the loans are subject to a 10% withholding tax unless any such foreign shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Pursuant to Article 18 of the Interim Measures, if the amount of foreign exchange debt of our PRC subsidiaries exceeds their respective borrowing limits, we are required to apply to the relevant Chinese authorities to increase the total investment amount to allow the excess foreign exchange debt to be registered with SAFE.

Regulations on Overseas Listings

Merger and Acquisition Regulations

On August 8, 2006, MOC, the CSRC and four other PRC authorities at the state level promulgated Provisions on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009.

Under the M&A Rules, equity or asset mergers and acquisitions of PRC enterprises by foreign investors are subject to the approval of the MOC or its competent local branches. In addition, a share swap between a foreign investor and a PRC enterprise is subject to the approval of MOC and will not be approved unless the foreign investor is a listed company or an offshore special purpose vehicle, or SPV. As defined in the M&A Rules, an SPV is an offshore company that is, directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. The listing of an SPV must be completed within one year of the issuing date of the business license of the PRC enterprise acquired by the SPV.

Under the M&A Rules, the listing of an SPV is subject to prior approval of the CSRC. On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the New M&A Rules are subject to CSRC approval.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that MOC and CSRC approvals may not be required for this offering, although our PRC counsel has advised that the CSRC or other PRC regulatory agencies may further clarify the applicability of the M&A Rules and the CSRC Guidelines to SPVs with respect to the listing and trading of their stocks on overseas stock exchanges. Our PRC counsel has further advised that it cannot rule out the possibility that the CSRC or other PRC regulatory agencies may interpret the M&A Rules and/or the CSRC Guidelines in a manner that is different from our current understanding. In the event that it is determined that CSRC approval is applicable to our listing under the M&A Rules or the CSRC Guidelines, we have a legal basis to apply for the CSRC to waive or to grandfather such approval in respect of this offering. However, we may face sanctions by the CSRC or other PRC regulatory agencies and certain other risks. For further details, see “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering. Any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.”

Other Regulations

Regulations on Red-Chip Listing

The Notice Concerning Further Enhancement of Administration for Issuing Shares and Listing Overseas issued by State Council on June 20, 1997, or the Red-Chip Guidance, provides that Chinese-funded unlisted offshore companies or listed offshore companies controlled by Chinese funds, or “red-chip companies, must hold their domestic assets for more than three years and apply to relevant authorities for prior approval if the red-chip companies seek to have their domestic assets listed abroad. Red-chip companies that have not held domestic assets for more than three years may not go public without obtaining special approval from the CSRC and the State Council.

Capinfo Information Development (Hong Kong) Co., Ltd., or Capinfo Hong Kong, an affiliate of Beijing Capinfo Information Development Co., Ltd., or Beijing Capinfo, a PRC joint stock company controlled by a state-owned enterprise, beneficially owned 12.0% of our outstanding shares and was our single largest shareholder as of the date of this prospectus. Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that the Red-Chip Guidance may not be applicable to this offering because (i) Capinfo HK is one of our investors rather than a founder, and (ii) Capinfo HK does not have full control or significant influence over us, which means that we are not a red-chip company, and that PayEase does not need to apply for approval from the CSRC under the Red-Chip Guidance. However, given the ambiguity and uncertainty of the laws and regulations in this area, we cannot be certain that the CSRC or another governmental authority will not determine otherwise.

Regulations on Foreign Exchange

The PRC government imposes restrictions on the convertibility of the RMB and on the collection and use of foreign currency by PRC entities.

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended in 1997 and 2008 respectively, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, is still subject to the approval of or registration with SAFE or its competent local branches.

Under the Administration Rules, enterprises are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by and registrations with the MOC, SAFE and the NDRC, or their respective competent local branches.

Regulations on Round-Trip Investment

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or the SAFE Rules, which became effective in November 2005. According to the SAFE Rules, PRC citizens and foreign citizens who reside in China, are required to register with SAFE or its local branch office before establishing or controlling any company outside of China for the purpose of financing the offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. The offshore companies are referred to in the SAFE Rules as “offshore special purpose companies.” In addition, a PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to the offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, Chinese residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant registration procedures with the competent local SAFE authority. SAFE regulations also require PRC subsidiaries of offshore companies to coordinate with and supervise the offshore company’s PRC resident shareholders with respect to their SAFE registration obligations. If any resident of China fails to register with SAFE with respect to its ownership of an existing offshore entity, dividends remitted by the onshore entity to its overseas parent may be considered an evasion of foreign exchange purchase rules, and such resident may, therefore, be subject to penalties under relevant PRC foreign exchange laws and regulations. In addition, failure to comply with registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and on capital inflow from the offshore entity. We do not believe that we have any PRC citizens or residents that are required to make any filings with SAFE or its local branch offices in connection with the SAFE Rules.

Regulations on Stock Incentive Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the requirements for foreign exchange transactions conducted by PRC individuals under current account or capital account. In January 2007, the SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. According to the Stock Incentive Rules, if an individual in the PRC participates in any stock incentive plan of an overseas publicly-listed company as one of the directors, supervisors, senior management or other employees of a PRC domestic company as defined under the Stock Incentive Rules, a qualified PRC domestic agent shall be engaged to, among other things, register with the relevant SAFE branches on behalf of such participant with respect to the stock incentive plan and apply for approval for an annual allowance if the participant needs to use fund in the PRC to participate in the stock incentive plan. The agent is also required to submit a filing form with respect to the stock incentive plan at the beginning of each quarter of year.

In addition, the SAT has issued circulars concerning employee share options under which employees working in the PRC who exercise share options will be subject to PRC individual income tax. The PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. Failure to pay or withhold the income taxes according to relevant laws and regulations may result in sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on Taxation

The National People’s Congress passed the Tax Law on March 16, 2007, which took effect on January 1, 2008. On December 6, 2007, the State Council promulgated the Tax Implementation Regulations, which became effective on January 1, 2008. Under the Tax Law and the Tax Implementation Regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The Tax Implementation Regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Under the Tax Law, the dividend paid by one resident enterprise to another resident enterprise is exempted from income tax. On the other hand, under the Tax Law, a withholding tax of 10% is applicable to dividends payable to shareholders that are “non-resident enterprises,” which include those without an institution or place of business in the PRC, or those with such institution or place of business but for which the relevant income is not effectively connected with the establishment or place of business the PRC to the extent such dividends have their sources within the PRC, unless tax treaties with other countries otherwise stipulate. According to the Arrangement between the PRC and Hong Kong on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which was executed on August 21, 2006 and became effective on January 1, 2007, such withholding tax is reduced to 5% if a Hong Kong resident enterprise beneficially owns at least a 25% equity interest in a PRC entity consecutively for 12 months preceding the receipt of the dividends. The SAT also promulgated Circular 601 which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The term “conduit company” normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by our PRC subsidiaries to their non-PRC shareholders whose jurisdiction of incorporation has a tax treaty with China providing for a beneficial withholding arrangement, such as Hong Kong, will be entitled to the benefits under the relevant withholding arrangement.

In connection with the Tax Law and the Tax Implementation Regulations, the Ministry of Finance and the SAT jointly issued, on April 30, 2009, Circular 59 and, on December 10, 2009, the SAT issued Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If, in connection with our reorganization in preparation for this offering, the PRC tax authorities make such adjustment, our income tax costs will be increased. In addition, by promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Abraham Jou	54	Chairman of the Board of Directors
Frederick Sum	59	Chief Executive Officer and Director
Xinxiang Chen	69	Director
Max Fang	60	Director
Philip Pearson	38	Director
Charles Skibo	73	Director
David S.C. Wang	48	Director
Deborah Wang	48	Chief Financial Officer, General Counsel and Director
Tsz For So	46	Executive Vice President, Technology & Development

Abraham Jou has served as the Chairman of our board of directors since September 2009. He has also worked at PayEase in various capacities since 1999, including as its Chairman of the Board of Directors since September 1999, its Chief Executive Officer from October 2000 to January 2003 and its Chief Strategy Officer from September 1999 to October 2000. Mr. Jou has more than 20 years of experience with high tech and IT companies. Mr. Jou has also been Chairman and Chief Executive of Infocom Technologies, Inc. since March 2004. From February 2004 to February 2006, Mr. Jou served as the Chief Executive Officer of New Peregrine. Mr. Jou is Chairman of the Board of PayEase Technology Beijing. Mr. Jou holds a bachelor of sciences degree in electrical engineering from National Taiwan University and a master of science degree in electrical and computer engineering from Arizona State University.

Frederick Sum has served as our Chief Executive Officer and as a member of our board of directors since September 2009. Mr. Sum has more than 30 years of experience in the telecommunications industry and in China. He is also the Chief Executive Officer and a director of PayEase since January 2003. Mr. Sum was the President and Chief Operating Officer of TeleWeb Inc. from July 1999 to June 2001. From 1997 to 1999, Mr. Sum was a Co-Chairman of Tricom Holdings Limited, which was renamed Pacific Century Cyber Works (PCCW) and used as the vehicle to acquire Hong Kong Telecom. Mr. Sum is a director of PayEase Technology Beijing. Mr. Sum holds a bachelor of sciences degree in computer science and marketing from Concordia University in Montreal and a master of business administration degree from McGill University in Montreal.

Xingxiang Chen has served as a member of our board of directors since February 2010. Dr. Chen served as the Chairman of Capinfo Company Ltd. between 2001 and 2007 and has continued to be its Honored Chairman since 2007. In addition to serving on our board of directors, Dr. Chen is a director of PayEase, Hongxin Hanyu, and U-Soft Company Limited, Dr. Chen holds a bachelor of sciences degree in optical instruments and lens design from Tsinghua University and a Ph.D. in electrical engineering from Pennsylvania State University.

Max Fang has served as a member of our board of directors since February 2010. Mr. Fang established and has been the Chief Executive Officer of Maxima Capital Management, Inc. since January 2002. He is also a director of PayEase, and TPK Holdings. Mr. Fang holds a bachelor of sciences degree in management science from National Chiao Tung University and an executive master of business administration degree from National Chengchi University.

Philip Pearson has served as a member of our board of directors since February 2010. In addition to serving on our board of directors, Mr. Pearson has been a portfolio manager for GLG Partners since January 2011. He holds a master’s degree in natural sciences from Cambridge University. Mr. Pearson intends to resign as a member of our board of directors in connection with the consummation of this offering.

Charles Skibo has served as a member of our board of directors since February 2010. Mr. Skibo served as President of SE&C Inc. for various periods since July 2002, the Chairman and Chief Executive Officer of HouseRaising, Inc. from August 2004 to June 2005, and the Chairman of Purely Online from September 2003 to August 2004. He has also been a director of PayEase since November 2001. Mr. Skibo holds a bachelor of science degree in geology from West Virginia University. Mr. Skibo intends to resign as a member of the board of directors of PayEase upon the consummation of this offering.

David S.C. Wang has served as a member of our board of directors since February 2010. Mr. Wang is also a director of PayEase, Eastern Electronic Corporation, Magic Pixel, Inc. and Rinpak Technology Holdings and was a director of Taiwan Mask Corporation from 2004 to 2006, Mr. Wang has been the President of Technology Associates Corporation, Tech Alliance Corp. and Technology Associates Development Corp. since 2004. Mr. Wang holds a master of business administration degree from National Chengchi University and a master’s degree in marketing from Oklahoma University.

Deborah Wang has served as our Chief Financial Officer, General Counsel and corporate Secretary since January 2010 and a member of our board of directors since September 2009. She is also the General Counsel, the Secretary and a director of PayEase. Ms. Wang is a director of PayEase Technology Beijing. Ms. Wang holds a bachelor of sciences degree in business administration from San Francisco State University and a juris doctor degree from the Boalt Hall School of Law, University of California, Berkeley. Ms. Wang has passed the CPA exam in California and is a member of the State Bar of California.

Tsz For So has served as our Executive Vice President, Technology & Development since February 2011. He is also the Executive Vice President, Technology & Development of PayEase since April 2004. Between 1996 and 2004, Mr. So was the Chief Technology Officer of EPRO Telecom, a call center and CRM solutions provider in Southern China. Mr. So holds a bachelor of sciences degree from the Institution of Electrical Engineering at the University of Hong Kong.

The business address of each of our executive officers and directors is c/o Loyalty Alliance Enterprise Corporation, Suite 6005, 60/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

There are no family relationships among any of our directors and executive officers.

Terms of Executive Officers

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board of Directors

Our board of directors currently consists of eight directors plus three vacancies, which may be filled by our board of directors.

We believe that each of the members of our board of directors, except for Frederick Sum, our Chief Executive Officer, Abraham Jou, our Chairman, and Deborah Wang, our Chief Financial Officer, General Counsel and Secretary, will be an “independent director” as that term is used in the Nasdaq Stock Market corporate governance rules.

Effective upon the completion of the offering, no shareholder will have the contractual right to designate persons to be elected to our board of directors, and our post-offering memorandum and articles of association will provide that directors will be elected upon a resolution passed at a duly convened shareholder meeting by holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

We will have a staggered board following the completion of the offering, at which time our directors will be divided into three classes, designated as Class I, consisting of three directors, Class II, consisting of three directors, and Class III, consisting of three directors, with no more than one class eligible for reelection at any annual shareholder meeting. The three Class I directors will initially be elected for a term expiring on the date of our 2013 annual shareholder meeting and thereafter will be elected to serve terms of three years. The three Class II directors will initially be elected for a term expiring on the date of our 2014 annual shareholder meeting and thereafter will be elected to serve terms of three years. The three Class III directors will initially be elected for a term expiring on the date of our 2015 annual shareholder meeting and thereafter will be elected to serve terms of three years. Immediately following the completion of this offering, there will be a vacancy in each of Class I and Class II. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control. See “Description of Share Capital—Differences in Corporate Law—Anti-Takeover Provisions in Our Memorandum and Articles of Association” for more information.

The following table sets forth the names and classes of our directors following the completion of the offering:

Class I	Class II	Class III
Charles Skibo	Max Fang	Abraham Jou
David S. C. Wang	Dr. Xinxiang Chen	Frederick Sum Deborah Wang

Directors may be removed for negligence or other reasonable cause by a resolution passed at a duly convened shareholder meeting by holders of two-thirds of our outstanding shares entitled to vote in person or by proxy at such meeting. Vacancies on our board of directors created by such a removal or by resignation may be filled by resolution passed at a duly convened shareholder meeting by holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting or by a majority vote of the directors in office. A director so elected shall hold office until the next succeeding annual shareholder meeting at which that class of directors is first eligible for reelection. Such director is eligible for reelection at that time.

Under our post-offering memorandum and articles of association, a director may vote on a contract or transaction in which the director is interested, provided that such director has disclosed the nature of his interest in such matter to the board of directors at a meeting of the board of directors.

Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party.

Duties of Directors

In general, under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association then in effect. In limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the Company if a duty owed by our directors is breached. See “Description of Share Capital—Differences in Corporate Law—Directors’ Fiduciary Duties” for more information on the duties of our directors.

Committees of Our Board of Directors

We have established two committees of our board of directors—the audit committee and the compensation committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Charles Skibo, David Wang and Dr. Xinxiang Chen, each of whom meets the independence standards of the Nasdaq Stock Market and the SEC. Mr. Skibo is the Chairperson of our audit committee and possesses accounting and financial management expertise as required by the Nasdaq rules. Our board of directors has determined that Mr. Skibo is an audit committee financial expert, as defined by the rules promulgated by the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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appointing and overseeing the work of the independent registered public accounting firm, approving the compensation of the independent registered public accounting firm, and reviewing, and, if appropriate, discharging the independent registered public accounting firm;

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pre-approving engagements of the independent registered public accounting firm to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by the independent registered public accounting firm;

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discussing with management and the independent registered public accounting firm significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

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receiving, reviewing and discussing reports from the independent registered public accounting firm on (i) the major critical accounting policies to be used, (ii) significant alternative treatments of financial information within U.S. GAAP that have been discussed with management, (iii) ramifications of the use of such alternative disclosures and treatments, (iv) any treatments preferred by the independent registered public accounting firm, and (v) other material written communications between the independent registered public accounting firm and management;

•	resolving any disagreements between management and the independent registered public accounting firm regarding financial reporting; and

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establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Max Fang, Charles Skibo and Dr. Xinxiang Chen, each of whom is an “independent director” as that term is used in the Nasdaq Stock Market corporate governance rules. Our compensation committee will assist the board in reviewing and approving all compensation for our directors and executive officers. The responsibilities of our compensation committee include, among other things:

•	reviewing and approving the total compensation package for our Chief Executive Officer;

•	reviewing and recommending to the board with respect to the total compensation package for our executive officers (other than our Chief Executive Officer);

•	administering our equity plans;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

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reviewing periodically and recommending to the board with respect to any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Director and Executive Officer Compensation

While currently each of our executive officers devotes a significant portion of their time to our business, during the first six months of 2011 all of our executive officers served in similar capacities with PayEase and were employed by PayEase. Because of this, we did not pay cash to any of our executive officers for services rendered to us during the first six months of 2011. In July 2011 we entered into employment agreements with each of our executive officers. Under these employment agreements, our chief executive officer, chairman of the board, chief financial officer and our executive vice president, technology and development, have agreed, as between our business and the business of PayEase, to devote at least 70%, 60%, 80% and 100% of their time, respectively, to our business. The employment agreements provide for an aggregate annual salary of approximately $409,000 to these officers. In 2011, our executive officers were paid an aggregate of $427,768 by us and PayEase for services performed for us. The employment agreements also provide for:

•	a three-year term with automatic one-year extensions if not earlier terminated;

•	the eligibility to receive an annual bonus equal to one-half of the officer’s salary if approved by the board of directors or the compensation committee;

•	the opportunity to participate in our benefit plans.

In addition, the employment agreements for our chief executive officer, chairman and chief financial officer also provide for immediate vesting of all equity awards upon a change of control and the opportunity to receive severance benefits and post-termination medical benefits upon our termination of the officer’s employment without cause, or the termination of the officer’s employment with us by the officer for good reason or due to death or disability. We may terminate the officer’s employment upon delivery of written notice to the executive officer. Each executive officer has agreed, for the term of employment with us and thereafter, to keep and retain in the strictest confidence all our confidential information that the executive may develop or learn in the course of employment with us. We currently do not provide cash compensation to non-employee directors for serving as directors of the company. We do not provide pension, retirement or similar benefits to our executive officers and directors.

On February 1, 2010 we granted options to purchase an aggregate of 17,250,000 ordinary shares to three of our executive officers. In addition, in connection with our spin-off from PayEase, the PayEase options were split into PayEase options and options for our ordinary shares and Series D preferred shares and issued pursuant to our mirror plans. See “—Equity Compensation Plans.” On February 1, 2010, options for 6,833,017 ordinary shares and 46,750 Series D preferred shares were issued to our executive officers and directors. Our executive officers and directors have exercised all options that have been issued to them, other than one option for 75,000 ordinary shares as of the date of this prospectus. This option has an exercise price of $0.096 per share and expires in September 2016. We have neither set aside nor accrued any amount of cash to provide pension, retirement or other similar benefits to our executive officers and directors. We have not provided our executive officers or directors with any other form of non-cash compensation in 2011.

Equity Compensation Plans

2011 Equity Incentive Plan

Our board of directors adopted our 2011 Equity Incentive Plan in June 2011 and our shareholders approved such plan in July 2011.

Our 2011 Equity Incentive Plan provides for the grant of incentive share options, or ISOs, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory share options, or NSOs, as well as restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our parent and subsidiary corporations’ employees and consultants.

Share reserve. The maximum aggregate number of our ordinary shares that may be issued under our 2011 Equity Incentive Plan is 10,000,000 ordinary shares plus (i) any shares that, as of the completion of this offering, have been reserved but not issued pursuant to awards granted under our 2009 Equity Incentive Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards granted under the 2009 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2009 Equity Incentive Plan that are forfeited to or repurchased by the company, with the maximum number of shares to be added to the 2011 Equity Incentive Plan pursuant to clauses (i) and (ii) above equal to 10,750,000 ordinary shares. In addition, our 2011 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2012 fiscal year, equal to the least of:

•	4% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	6,000,000 ordinary shares; or

•	Such lesser number as our board of directors may determine.

Shares issued pursuant to awards under the 2011 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2011 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2011 Equity Incentive Plan.

Administration. Our board of directors or a committee of our board of directors administers our 2011 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2011 Equity Incentive Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m). Subject to the provisions of our 2011 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the 2011 Equity Incentive Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

Options. The administrator may grant ISOs or NSOs under our 2011 Equity Incentive Plan. The exercise price of options granted under our 2011 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or twelve months in the event of a termination due to death or disability). However, in no event may an option be exercised later than the expiration of its term.

Share appreciation rights. Share appreciation rights may be granted under our 2011 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2011 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares. Restricted shares may be granted under our 2011 Equity Incentive Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units. Restricted share units may be granted under our 2011 Equity Incentive Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares. Performance units and performance shares may be granted under our 2011 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability. Unless the administrator provides otherwise, our 2011 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in control transactions. Our 2011 Equity Incentive Plan provides that in the event of our merger or change in control, as defined in the 2011 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment and Termination. Our 2011 Equity Incentive Plan will automatically terminate in 2021, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2011 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

On October 10, 2009, our board of directors, and PayEase as our sole shareholder, adopted the Mirror 2004 Stock Option Plan, Mirror 2004 Special Purpose Stock Option Plan, Mirror 2006 Equity Incentive Plan and 2009 Equity Incentive Plan. The mirror plans were adopted by the board of directors and by PayEase to allow option holders of PayEase to receive our ordinary shares upon the exercise of options outstanding prior to the spin-off.

Mirror 2004 Stock Option Plan

Our Mirror 2004 Stock Option Plan provides for the grant of ISOs within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of NSOs to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Share Reserve. As of December 31, 2011, there were 25,000 ordinary shares issuable under the Mirror 2004 Stock Option Plan upon the exercise of share options and no ordinary shares were available for future grant under the plan.

Administration. Our board of directors or a committee appointed by our board of directors administers our Mirror 2004 Stock Option Plan.

Options. With respect to all ISOs, the exercise price must at least be equal to the fair market value of our ordinary shares on the date of grant and any participant who owns more than 10% of the voting power of all classes of our outstanding shares as of the grant date, the exercise price must equal at least 110% of the fair market value on the grant date. If a grant purported to be an ISO is non-compliant, the grant will convert into an NSO. With respect to all NSOs, the exercise price must at least be equal to 85% of the fair market value of our ordinary shares on the date of grant. The term of an option may not exceed ten years from the grant date, except that, with respect to an ISO, any participant who owns more than 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years from the grant date.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of three months, or such other period of not less than thirty days as stated in the option agreement. If termination is due to disability, the option will remain exercisable for six months. If termination is due to death, the option will remain exercisable for twelve months, or such other period of not less than six months as stated in the option agreement. However, an option generally may not be exercised later than the expiration of its term.

Transferability. Unless the administrator provides otherwise, our Mirror 2004 Stock Option Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions. Our Mirror 2004 Stock Option Plan provides that in the event of our merger with or into another corporation or the sale of substantially all our assets, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will notify all optionees that awards will be exercisable as to all of the shares covered by the award, including shares as to which it otherwise would not be exercisable, for a period of at least 15 days from the date of the notice. The awards will terminate upon expiration of such period.

Mirror 2004 Special Purpose Stock Option Plan

Our Mirror 2004 Special Purpose Stock Option Plan provides for the grant of nonstatutory share options, or NSOs, to certain of our or PayEase’s current and former employees and to certain of our consultants.

Share Reserve. As of December 31, 2011, there were 238,491 Series D preferred shares issuable under the Mirror 2004 Special Purpose Stock Option Plan upon the exercise of share options, none of which has been exercised, and no ordinary shares were available for future grant under the plan.

Administration. Our board of directors or a committee appointed by our board of directors administers our Mirror 2004 Special Purpose Stock Option Plan.

Options. The exercise price of the NSOs granted under our Mirror 2004 Special Purpose Stock Option Plan must at least be equal to 85% of the fair market value of our series D preferred shares on the date of grant. The term of an option may not exceed ten years from the grant date.

Transferability. Unless the administrator provides otherwise, our Mirror 2004 Special Purpose Stock Option Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions. Our Mirror 2004 Special Purpose Stock Option Plan provides that in the event of our merger with or into another corporation or the sale of substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will notify all optionees that awards will be exercisable as to all of the shares covered by the award, including shares as to which it would not otherwise be exercisable, for a period of at least 15 days from the date of such notice. The awards will terminate upon expiration of such period.

Mirror 2006 Equity Incentive Plan

Our Mirror 2006 Equity Incentive Plan provides for the grant of ISOs to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory share options, or NSOs, and restricted stock to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants, including those of PayEase.

Share Reserve. As of December 31, 2011, there were 431,250 ordinary shares issuable under the Mirror 2006 Equity Incentive Plan upon the exercise of share options, none of which has been exercised, and no ordinary shares were available for future grant under the plan.

Administration. Our board of directors or a committee appointed by our board of directors administers our Mirror 2006 Equity Incentive Plan.

Options. With respect to all ISOs, the exercise price must at least be equal to the fair market value of our ordinary shares on the date of grant. If a grant purported to be an ISO is non-compliant, the grant will convert into an NSO. With respect to all NSOs, the exercise price must at least be equal to 85% of the fair market value of our ordinary shares on the date of grant. Any participant who owns more than 10% of the voting power of all classes of our outstanding shares as of the grant date, the exercise price must equal at least 110% of the fair market value on the grant date. The term of an option may not exceed ten years, except that, with respect to an ISO, any participant who owns more than 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is for “Cause” (as defined in the Mirror 2006 Equity Incentive Plan), the option will terminate on the date of termination. If termination is due to death or disability, the option will remain exercisable for twelve months (or such other period set forth in the option agreement that is not less than six months or greater than five years). In all other cases, the option will generally remain exercisable for three months (or such other period set forth in the option agreement that is not less than thirty days or greater than five years). However, an option generally may not be exercised later than the expiration of its term.

Transferability. Unless the administrator provides otherwise, our Mirror 2006 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution, and with respect to NSOs, by instrument to an inter vivos or testamentary trust in which the options are to be passed to beneficiaries upon the death of the trustor (settlor), or by gift to immediate family. Only the recipient of an award, or the recipient’s legal representative, may exercise an award during his or her lifetime.

Change in Control Transactions. Our Mirror 2006 Equity Incentive Plan provides that in the event of our reorganization, consolidation, merger or similar transaction or series of related transactions or sale of substantially all of our assets, the successor corporation or its parent or subsidiary may assume, convert, replace, or substitute an equivalent award for each outstanding award. If there is no assumption, conversion, replacement, or substitution of outstanding awards, the awards will become fully vested and exercisable at such time and on such conditions as the administrator may determine. If such awards are not exercised prior to the consummation of the corporate transaction, they will terminate.

2009 Equity Incentive Plan

Our 2009 Equity Incentive Plan provides for the grant of ISOs to our employees and any parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. The 2009 Equity Incentive Plan will terminate upon the closing of this offering.

Share Reserve. As of December 31, 2011, there were no equity awards outstanding under the 2009 Equity Incentive Plan and 10,750,000 ordinary shares were available for future grant under the plan. On February 1, 2010, an aggregate of 17,250,000 ordinary shares were issued pursuant to the exercise of options granted under the 2009 Equity Incentive Plan.

Administration. Our board of directors or a committee of our board of directors administers our 2009 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2009 Equity Incentive Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

Options. The exercise price of options granted under our 2009 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or 12 months in the event of a termination due to death or disability). However, an option generally may not be exercised later than the expiration of its term.

Share Appreciation Rights. Share appreciation rights may be granted under our 2009 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2009 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted Shares. Restricted shares may be granted under our 2009 Equity Incentive Plan. Restricted share awards are ordinary shares that are subject to our right of repurchase or forfeiture and vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals.

Restricted Share Units. Restricted share units may be granted under our 2009 Equity Incentive Plan. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2009 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability. Unless the administrator provides otherwise, our 2009 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions. Our 2009 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2009 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and share appreciation right as to all of the ordinary shares subject to the award, all restrictions on restricted shares will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at target levels, and all other terms and conditions met. The option or share appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice.

Amendment and Termination. Our 2009 Equity Incentive Plan will automatically terminate upon the closing of this offering. Our board of directors has the authority to amend, suspend or terminate the 2009 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our outstanding preferred shares into ordinary shares upon the completion of this offering, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares before the offering is based on 118,956,903 ordinary shares, which includes 45,733,287 ordinary shares outstanding as of the date of this prospectus, gives effect to the automatic conversion of all our outstanding preferred shares into 73,223,616 ordinary shares upon the closing of this offering.

The percentage of beneficial ownership of our ordinary shares after the offering is based on 180,156,903 ordinary shares outstanding after the offering, which includes the ordinary shares identified in the immediately preceding paragraph plus the ordinary shares to be sold by us in the offering.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated in the footnotes below, the principal address of each of the shareholders below is c/o Loyalty Alliance Enterprise Corporation, Suite 6005, 60/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Beneficially Owned After This Offering(1)
	Number	Percent	Number	Percent(2)
Directors and Executive Officers:
Xinxiang Chen(3)	14,350,000	12.1	14,350,000	8.0
Frederick Sum	11,184,767	9.4	11,184,767	6.2
Philip Pearson(4)	9,203,657	7.7	9,203,657	5.1
Abraham Jou(5)	8,917,153	7.5	8,917,153	4.9
Deborah Wang	5,310,247	4.5	5,310,247	2.9
Max Fang(6)	4,878,125	4.1	4,878,125	2.7
David S.C. Wang(7)	4,388,816	3.7	4,388,816	2.4
Charles Skibo	401,750	*	401,750	*
Tsz For So	—	*	—	*
All current directors and executive officers as a group(8)	58,634,515	49.3	49,430,858	27.4
Other Principal Shareholders:
Capinfo (Hong Kong) Company Limited(9)	14,275,000	12.0	14,275,000	7.9
Peter Liu and affiliates(10)	9,237,008	7.8	9,237,008	5.1
GLG and affiliates(11)	9,203,657	7.7	9,203,657	5.1

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes ordinary shares that will be issued upon conversion of all of our outstanding preferred shares. Such conversion will occur automatically upon the closing of this offering. The number of ordinary shares beneficially owned by the shareholders for the purposes of this table is the number of shares that would be beneficially owned after the closing of this offering. All options exercisable for or convertible into ordinary shares within 60 days following the date of this prospectus are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage ownership after this offering is based on 180,156,903 ordinary shares outstanding immediately after the closing of this offering.
(3)	Includes: (i) the shares owned by Capinfo (Hong Kong) Company Limited; and (ii) options to purchase 75,000 ordinary shares that are currently exercisable.
(4)	Consists of: (i) 4,601,829 shares owned by GLG Emerging Markets Special Situations Fund; (ii) 2,782,483 shares owned by GLG North American Opportunity (Special Assets) Fund; and (iii) 1,819,345 shares owned by GLG Global Opportunity (Special Assets) Fund.
(5)	Includes: (i) 125,000 shares owned by the Jou & Family Foundation; (ii) 83,751 shares owned by his spouse; and (iii) 234,375 shares owned by Infocom Technologies, Inc., a company for which Mr. Jou serves as the Chief Executive Officer.
(6)	Includes (i) 4,375,000 shares owned by Maxima Ventures I, Inc. and (ii) 250,000 shares owned by Eagle China Holdings Limited, of which Mr. Fang is a director.
(7)	Includes: (i) 2,104,190 shares owned by Technology Associates Corp.; and (ii) 2,104,190 shares owned by Tech Alliance Corp.
(8)	The ordinary shares beneficially owned prior to this offering column includes the securities included in footnotes (3) through (9) above. The ordinary shares beneficially owned after this offering column includes the securities included in footnotes (3) through (9) above, other than footnote (4) due to the resignation of Mr. Pearson from the board of directors upon the closing of this offering.
(9)	Consists of 14,275,000 ordinary shares held by Capinfo (Hong Kong) Company Limited, a subsidiary of Capinfo Company Limited. Capinfo Company Limited is a publicly listed company whose shares trade on the Hong Kong Stock Exchange. Their address is 12th Floor, Quantum Silver Plaza, No. 23 Zhi Chun Road, Haidian District, Beijing 100191, China. Voting and dispositive control of the shares is determined by the board of directors of Capinfo (Hong Kong) Company Limited.
(10)	Includes: (i) 4,234,788 shares owned by Springboard-Harper Technology Fund (Cayman) Ltd.; (ii) 1,693,916 shares owned by Springboard-Harper Technology Fund Pte Ltd.; (iii) 59,677 shares owned by Springboard-Harper Investment (Cayman) Ltd. (iv) 250,000 shares owned by Beijing Technology Development Fund (Cayman) LDC; (v) 300,000 shares owned by WIH LTS Investment Limited; (vi) 437,049 shares owned by International Network Capital Corp.; (vii) 291,366 shares owned by International Network Capital LDC; (viii) 1,193,527 shares owned by International Network Capital Global Fund; and (ix) 795,685 shares owned by International Network Capital Global Investment Limited. The address is 50 California Street, Suite 2920, San Francisco, California 94111. Voting and dispositive control of the shares is determined by four out of five members of an investment committee consisting of Dr. Ng Cher Yew, Peter Liu, Paul Chau, Tan Chow Boon and Seow Kiat Wang.
(11)	Includes the shares in footnote (4). Investment decisions and voting power over the shares held by the entities identified in footnote (4) are made by GLG Partners LP.

As of the date of this prospectus, there were 118,956,903 ordinary shares outstanding on an as-converted basis, 27.2% of which were held by 97 record holders in the United States.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Arrangements between PayEase and Loyalty Alliance Enterprise Corporation

Master Separation Agreement

On January 21, 2010, we entered into a master separation agreement with PayEase pursuant to which our business was separated from PayEase’s business and transferred to us.

Expenses. We and PayEase will mutually agree upon a basis for allocating our costs incurred in consummating the separation.

Dispute Resolution. If problems arise between us and PayEase, we would follow these procedures:

•	the parties first make a good faith effort to resolve the dispute through negotiation;

•	if negotiations fail, the parties attempt to resolve the dispute through non-binding mediation; and

•	if mediation fails, the parties may seek relief in any court of competent jurisdiction.

Limitation of Liability. The master separation agreement provides that neither PayEase nor we shall have any liability to the other for special, consequential, indirect, incidental, or punitive damages or for lost profits.

Transition Services Agreement

Effective as of February 1, 2010, we entered into a transition services agreement with PayEase pursuant to which we agreed to pay PayEase to provide us with certain services, such as financial services, human resources, legal services, and information technology. The transition services agreement also provides for the provision of additional services identified from time to time that we reasonably believe were inadvertently omitted from the specified services or that are essential to effectuate an orderly transition under the master separation agreement. The agreement will expire on January 31, 2013, unless earlier terminated by the parties. We generally pay PayEase based on its internal cost allocation based on our usage for the types of services provided to us under the transition services agreement.

Equity Transfer Agreement Involving the Equity of PayEase Technology Beijing

In June 2011, PayEase Beijing entered into an equity transfer agreement to sell all of its equity interests in PayEase Technology Beijing to two domestic PRC companies. PayEase Technology Beijing was PayEase’s only operating subsidiary, operating PayEase’s online payment business in the PRC. PayEase Beijing is a party to the nominee agreement described below. The rights and obligations of PayEase Beijing under the nominee agreement have been assumed by PayEase Technology Beijing. No additional cash compensation was paid to PayEase Technology Beijing for assuming the rights and obligations of PayEase Beijing under the nominee agreement. PayEase Technology Beijing has historically performed the services for us under the nominee agreement because PayEase Beijing is a holding company without operating personnel. The assumption agreement was entered into due to the divestiture of PayEase Technology Beijing from PayEase Beijing because of recent regulations from the PBOC requiring non-financial institution businesses in the PRC to obtain licenses to continue their operations. While the regulations do not expressly prohibit foreign-invested enterprises from obtaining such a license, there are currently no implementing rules in place to allow foreign-invested enterprises to obtain a license prior to the deadline imposed by the PBOC. Three of our executive officers and directors, Abraham Jou, Frederick Sum and Deborah Wang, are currently directors of PayEase Technology Beijing. We do not believe that the divestiture of PayEase Technology Beijing from PayEase Beijing or the assumption of the obligations of PayEase Beijing by PayEase Technology Beijing will have any effect on our business, financial condition or results of operations.

Nominee Agreement (with PayEase Beijing)

On December 3, 2010, we entered into a nominee agreement with PayEase Beijing which memorialized the manner in which certain contracts relating to the CLP business to which certain subsidiaries and controlled affiliates of PayEase Beijing was a party, and which were not transferred to us at the time of the spin-off, are to be administered after the spin-off in order to provide us with the benefits and costs associated with those contracts as contemplated by us and PayEase under the master separation agreement. Under this agreement, the subsidiaries and controlled affiliates of PayEase Beijing retain title to these contracts and perform their respective obligations under these contracts at our direction and at our expense and we are entitled to the revenues derived from these contracts.

Substantially all of our current CLP contractual relationships with China Telecom and China Unicom are from contracts that are subject to this nominee agreement. For the years ended December 31, 2009, 2010 and 2011, 98.7%, 53% and 37.6% of our customer loyalty services revenues, respectively, were derived from business contracts subject to the nominee agreement. We have agreed to indemnify the relevant subsidiaries and controlled affiliates of PayEase Beijing in connection with their performance of the business contracts subject to the nominee agreement.

As disclosed above under “Equity Transfer Agreement Involving the Equity of PayEase Technology Beijing”, the obligations and rights of PayEase Beijing under the nominee agreement were transferred to PayEase Technology Beijing effective in June 2011. The nominee agreement will remain effective until we notify PayEase Technology Beijing of our intent to terminate it. We can also terminate the agreement with respect to all or any one or more of the business contracts for any reason or for no reason upon 30 days’ prior written notice. In addition, either party may terminate upon the other party’s material breach and failure to cure within 30 days after notice of the breach or terminate immediately upon the other party’s bankruptcy, reorganization, insolvency or similar events.

Cross License Agreement

We have entered into a cross license agreement with PayEase to grant to each other a non-exclusive license to:

•	make and sell each other’s products and services;

•	use each other’s logos, domain names, trademarks and trade names in the marketing and advertising efforts; and

•	to use and exploit each other’s software and all technology.

While neither party is obligated to provide or license any technology that is subject to any third-party right, each party shall grant sublicense to the other party to the extent it has the right to do so and, if it does not have such right, shall use reasonable effort to assist the other party, at the other party’s sole cost, to acquire a non-exclusive license to use such technology from the third party owner. The license fees shall be determined by the parties at a later date. The term of such cross-license is seven years and is automatically renewed for additional one-year terms unless either party notifies the other its intention not to renew at least 90 days prior to the end of the initial seven-year term or any subsequent one-year term. In addition, either of PayEase or us can terminate upon the other party’s material default and failure to cure within 30 days of notice of default or upon the other party’s entering into bankruptcy, insolvency, dissolution or other similar situation.

Each of PayEase and us undertakes to maintain the standard of quality of the products and services advertised using the other party’s trademarks or logos and has the right to cancel the authorization to use such trademarks or logos by the other party if it fails to meet the quality standards.

In the event that either of PayEase or us agree to provide the other party’s services to a third party, the other party has a right of first refusal to be the provider of such services upon mutually agreed-upon and commercially reasonable terms.

The cross license agreement also contains certain mutual indemnification provisions for the benefit of both PayEase and us as licensees.

Software Copyright Transfer Agreements (with PayEase Technology Beijing)

On February 12, 2011, each of Talkie Shenzhen and Zhiteng entered into a software copyright transfer agreement with PayEase Technology Beijing. Pursuant to these two agreements, PayEase Technology Beijing transferred its software copyright of certain customer loyalty software programs to Talkie Shenzhen and Zhiteng, respectively, for a total consideration of RMB700,000.

Indemnification and Insurance Matters Agreement

In July 2011 we entered into an indemnification and insurance matters agreement with PayEase, the material terms of which are summarized below.

General Release of Pre-Separation Claims

We released PayEase and its affiliates, agents, successors and assigns, and PayEase will release us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring before the separation, including events occurring in connection with the activities to implement the separation, this offering and any distribution of our shares to PayEase’s stockholders. This provision will not impair a party from enforcing the master separation agreement, any ancillary agreement or any other agreements between us and PayEase.

General Indemnification

We will indemnify PayEase and its affiliates, agents, successors and assigns from all of our liabilities that any third party seeks to impose on such entities.

The agreement also contains provisions governing notice and indemnification procedures.

Insurance Matters

PayEase and we will cooperate to assist each other in recoveries for claims made under any insurance policy and neither of PayEase or we will take any action to jeopardize or otherwise interfere with the other party’s ability to collect proceeds under any insurance policy. We will reimburse PayEase for certain fees and amounts incurred by PayEase in connection with our liabilities.

Investors’ Rights Agreement

On February 1, 2010, we entered into an investors’ rights agreement, which was most recently amended and restated on December 2, 2011, with certain holders of our preferred shares and ordinary shares providing for specified registration and other rights relating to their ownership of our share capital.

Demand Registration. In any 12-month period, shareholders holding at least twenty percent (20%) of our shares will be entitled to request one registration under the Securities Act of all or any portion of at least twenty percent (20%) of the outstanding shares held by our preferred shareholders or any lesser percent if the reasonably anticipated aggregate offering price of such an offering would exceed $10 million, and we will be obligated to register such shares as requested by such requesting shareholder. However, the shareholders may not request such a registration prior to the earlier of February 1, 2015 or six months from our initial public offering and may only do so twice during the term of the agreement.

In addition, we have the right, which may be exercised once in any 24-month period, to postpone the filing of any such registration for up to 60 days within six months following the effectiveness of any registration of our securities other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan or if we determine in the good faith judgment of our board of directors that such registration would not be in our best interests.

Piggy-Back Registration Rights. If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our shares, the shareholders have the right to include their shares in that offering.

Registration on Form F-3/S-3. At a time when we are eligible to register the sale of our securities on Form F-3/S-3, the shareholders may request registration on Form F-3/S-3 of our shares if such an offering would raise more than $1 million, and we will be obligated to register such shares as requested by the shareholders. However, we are not obligated to effect such a registration more than once in any 12-month period.

Underwriters’ cutback. The number of registrable securities that our shareholders may register pursuant to their demand and “piggyback” registration rights in an underwritten offering may be limited by any underwriters on a pro rata basis based on marketing factors and eliminated in its entirety in an initial public offering.

Registration Expenses. We will be responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the investors’ rights agreement except if the registration request is withdrawn by the initiating shareholder in the case of a demand registration, unless such withdrawal is the result of the initiating shareholder’s learning of a material adverse event with respect to us that was not known at the time of its initial request. The shareholders are responsible for the underwriting discounts or commissions with respect to their shares being registered.

Indemnification. The investors’ rights agreement contains indemnification and contribution provisions by us for the benefit of the shareholders and, in limited situations, by the shareholders for the benefit of us, any underwriters and our advisors with respect to statements furnished to us by the shareholders and stated by the shareholders to be specifically included in any registration statement, prospectus or related document.

Duration. The registration rights under the investors’ rights agreement remains in effect with respect to each shareholder until the earlier of (i) five years after the closing of our initial public offering; and (ii) after our initial public offering, upon the first date when such shareholder holds less than 1% of our outstanding ordinary shares and such shareholder can sell all of its shares under Rule 144 in any one ninety day period.

Other Equity Issuances

We have granted options to some of our directors and executive officers pursuant to our Mirror 2004 Stock Option Plan, Mirror 2004 Special Purpose Stock Option Plan and Mirror 2006 Equity Incentive Plan. See “Management—Director and Executive Compensation.”

In May 2011, we issued 250,000 Series G preferred shares to Eagle China Holdings Limited and 50,000 Series G preferred shares to David Wang, one of our directors, for $2.12 per share. Max Fang, one of our directors, is a director of Eagle China Holdings Limited.

Promissory Notes

In February 2012, LAEC California issued promissory notes to certain investors having an aggregate principal balance of $4,760,000, bearing interest at a rate of 10% of the principal balance upon maturity and maturing on various dates in April 2012 beginning on April 23, 2012. One of these promissory notes in the principal amount of $960,000 was issued to Maxima Capital Management, Inc. Max Fang, one of our directors, is a director of Maxima Capital Management, Inc. These promissory notes have been amended to extend the maturity date to May 31, 2012.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers that will provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our post-offering memorandum and articles of association. Pursuant to these agreements, we will indemnify each of our directors and executive officers (to the fullest extent permitted by Cayman Islands law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. However, we will not be obligated to indemnify any such person:

•	for expenses resulting from matters for which such person is prohibited from being indemnified under our memorandum and articles of association then in effect or applicable laws;

•	in respect of any claim initiated or brought voluntarily by such person (other than in limited specified circumstances); or

•

for expenses incurred in relation to any proceedings to enforce the agreement in which material assertions in such proceedings made by such person are finally determined by a court to be not made in good faith or to be frivolous.

Employment and Consulting Agreements

We entered into a confidential information and invention assignment agreement with each of our executive officers. We have entered into employment contracts with each of our executive officers. See “Management—Director and Executive Officer Compensation.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) and common law of the Cayman Islands. The following are summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our share capital. These summaries do not purport to be complete and are subject to our post-offering memorandum and articles of association to be adopted in connection with the offering and the applicable provisions of Cayman Islands law.

The following description of our share capital assumes the adoption of our post-offering memorandum and articles of association. Throughout this description of our share capital, we summarize the material terms of our ordinary shares and preferred shares as though our post-offering memorandum and articles of association are presently in effect. We have filed a copy of our post-offering memorandum and articles of association as an exhibit to our registration statement on Form F-1 filed with the SEC of which this prospectus forms a part.

After the completion of the offering, our authorized share capital will consist of 1,000,000,000 ordinary shares with a par value of $0.0001 per ordinary share and 50,000,000 undesignated preferred shares with a par value of $0.0001 per preferred share.

Amended and Restated Memorandum and Articles of Association

The shareholders may by ordinary resolution increase, or by special resolution decrease, our authorized share capital and may also by special resolution amend our memorandum and articles of association.

Ordinary Shares

General. As of the date of this prospectus, there were 118,956,903 ordinary shares outstanding on an as-converted basis, held of record by 197 shareholders. In addition, there were the following number of shares reserved for future issuance pursuant to the exercise of outstanding PayEase options prior to our separation from PayEase:

•	25,000 ordinary shares under our Mirror 2004 Stock Option Plan; and

•	431,250 ordinary shares under our Mirror 2006 Equity Incentive Plan.

All of our outstanding shares are fully paid and nonassessable. Our outstanding shares are issued in registered form. The shares are not entitled to any preemptive conversion, subscription or redemption rights. Our shareholders may freely hold and vote their shares.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Our greater than 5% shareholders do not have voting rights that differ from the voting rights of other shareholders. Voting at any meeting of shareholders is by a poll. Our post-offering memorandum and articles of association do not permit shareholders to approve corporate matters by way of written resolution in lieu of a meeting.

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than one third of our issued voting share capital. Shareholders’ meetings are held annually and may otherwise be convened by a majority of the members of the board of directors then in office on its own initiative, but not by shareholders. Advanced notice of at least 10 days (but not more than 60 days) is required for the convening of annual general meetings of shareholders and any general meeting of shareholders.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in person or by proxy at a general meeting of our shareholders, while a special resolution requires the affirmative vote of two-thirds of the votes cast in person or by proxy at a general meeting of our shareholders. A special resolution is required for matters such as changing our name, amending our memorandum and articles of association or placing us into voluntary liquidation. Holders of ordinary shares, which immediately after the offering and prior to any issuance of preferred shares thereafter are the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors and ratify the appointment of auditors.

Dividends. The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. Dividends may be paid only out of profits, realized or unrealized, and out of share premium, a concept analogous to paid in surplus in the United States. No dividend may be declared and paid unless our directors determine that immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Variation of Rights of Shares. All or any of the special rights attached to any class of our shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Liquidation. If we were to be liquidated, the liquidator may, with the approval of our shareholders, divide among the shareholders in kind the whole or any part of our assets, value any assets and determine how such division shall be carried out as between the shareholders or different classes of shareholder. The liquidator may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided that no shareholder shall be compelled to accept any asset upon which there is liability.

Miscellaneous. Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register and, if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Preferred Shares

Upon completion of the offering, all our preferred shares then outstanding will convert into an aggregate of 73,223,616 ordinary shares.

Pursuant to the post-offering memorandum and articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 50,000,000 preferred shares in one or more series and determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, redemption rights and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Subject to the directors’ duty of acting for a proper purpose, preferred shares can be issued quickly with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares. No such preferred shares have been issued, and we have no present plans to issue any such preferred shares.

History of Share Issuances

On September 17, 2009, one ordinary share was allotted to our service company in the Cayman Islands in connection with the formation of our company, which share was transferred to PayEase on the same day. On October 10, 2009, we issued 18,028,604 ordinary shares, 432,358 Series A preferred shares, 2,125,000 Series B preferred shares, 568,052 Series C preferred shares, 13,301,772 Series D preferred shares, 23,006,778 Series E preferred shares and 24,999,995 Series F preferred shares to PayEase for par value for each share. On January 21, 2010, we issued an additional 442,634 Series D preferred shares to PayEase for par value for each share. On February 1, 2010, we issued an aggregate of 17,250,000 ordinary shares to three of our executive officers upon the exercise of options having an exercise price of $0.057 per share. In December 2010, we issued (i) 3,216,666 ordinary shares to an investor pursuant to a previous obligation to PayEase which we reserved for in connection with the spin-off, (ii) 317,500 ordinary shares issued upon the exercise of options by one of our directors for services previously performed for us, and (iii) 139,849 Series D preferred shares pursuant to the exercise of options issued under our Mirror 2004 Special Purpose Stock Option Plan for services previously rendered to us. In March 2011 we issued an aggregate of 3,255,000 ordinary shares to two of our executive officers upon the exercise of options having an exercise price of $0.096 per share. In April and May 2011, we issued an aggregate of 3,665,517 ordinary shares upon the exercise of options for services previously performed for us. In May 2011, we issued an aggregate of 8,195,662 Series G preferred shares to 33 accredited investors for $2.12 per share. In January 2012, we issued 11,516 Series D preferred shares to an employee for a purchase price of $2,123 upon the exercise of an option.

Registration Rights

We have entered into an investors’ rights agreement with all holders of our preferred shares and certain holders of our ordinary shares. See “Related Party Transactions—Investors’ Rights Agreement.”

Differences in Corporate Law

Cayman Islands corporate law is modeled on English corporate law, and the Companies Law is based on a previous enactment of the English Companies Act. Cayman Islands corporate law differs from laws relating to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to our company and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements. In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each company passed by a majority in number representing 75% in value of the shareholders voting together as one class. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign constituent company, and where the surviving company is a Cayman Islands company, the procedure is similar, save that with respect to the foreign constituent company, the director of the surviving or consolidated company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met:

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that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with;

•	that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions;

•

that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof;

•

that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted;

•	that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company;

•

that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (i) consent or approval to the transfer has been obtained, released or waived; (ii) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (iii) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with;

•	that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and

•	that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent, including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability (although, the reported cases were unsuccessful for technical reasons). In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification. The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty to exercise his power as a director for a proper purpose, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and commonwealth courts have moved towards an actual objective/subjective standard with regard to the required skill and care to the effect that a director must exercise the skill and care of a reasonably diligent person having both (a) the general knowledge, skill and experience that may be expected of a person carrying out the same actions as are carried out by that director in relation to the company, and (b) the general knowledge, skill and experience that particular director has.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. As permitted under Cayman Islands law, our post-offering memorandum and articles of association limit the ability of our shareholders to put a proposal before the annual meeting of shareholders and eliminate the right of shareholders to call a shareholder meeting. Only a majority of our board of directors then in office may call a shareholder meeting.

Cumulative Voting. Similar to the Delaware General Corporation Law, Cayman law does not provide for cumulative voting for the election of directors unless the corporation’s articles of association specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed for negligence or other reasonable cause, but only by the vote of holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a

Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under our post-offering memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class entitled to vote in person or by proxy at a shareholder meeting.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-Takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders;

•	prohibit cumulative voting;

•	prevent the ability of shareholders to call special meetings of shareholders;

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create a classified board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year; and

•	establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-Money Laundering—Cayman Islands. To comply with legislation or regulations aimed at the prevention of money laundering we may adopt and maintain anti-money laundering procedures, and we may require shareholders to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a shareholder, unless in the particular case we are satisfied that an exemption applies under the Money Laundering Regulations (2009 Revision) of the Cayman Islands, as amended and revised from time to time, or the Regulations. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•	the shareholder makes the payment for their investment from an account held in the applicant’s name at a recognized financial institution; or

•	the shareholder is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

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the purchase of shares is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. We also reserve the right to refuse to make any redemption payment to a shareholder if our directors suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure the compliance by us with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law, 2008 of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher pursuant to the Terrorism Law, 2003 of the Cayman Islands if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Listing. We have been approved to list our ADSs on the Nasdaq Global Market under the symbol “LAEC.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A., or Citibank, has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong located at 10/F, Harbour Front (II), 22 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at www.sec.gov.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The first paragraph under “—Issuance of ADSs Upon Deposit of Ordinary Shares” below describes matters that may be relevant to the ownership of the ADSs sold in this offering, but that may not be contained in the deposit agreement.

Each ADS represents the right to receive 12 ordinary shares, par value $0.0001 per share, on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York state law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars, if the funds are not initially in U.S. dollars, and for the distribution of the U.S. dollars to the holders, subject to the applicable laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. To pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. To pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable registration statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon the completion of this offering, the ordinary shares that are being offered for sale pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and any other legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•

the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the Shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

If you hold ADRs, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and legal considerations applicable at the time of withdrawal. To withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section entitled “Description of Share Capital—Ordinary Shares—Voting Rights.”

If we ask for your instructions in a timely manner pursuant to the deposit agreement, as soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADS holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including circumstances under which a discretionary proxy may be given to a person designated by us. At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by a poll. If the depositary timely receives voting instructions from a holder of ADSs, the depositary will endeavor to cause the ordinary shares on deposit to be voted in accordance with the voting instructions received from holders of ADSs.

Holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy to be given; provided, further, that no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such discretionary proxy to be given, (ii) there exists substantial opposition or (iii) the rights of holders of ADSs or the shareholders of our company will be adversely affected.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, pursuant to the deposit agreement, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date, although our post-IPO memorandum and articles of association only otherwise require an advance notice of at least 10 days.

Both shareholders and the depositary (or its proxy) acting on behalf of ADS holders have the option of voting in person or by proxy at a shareholders’ meeting.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
• Issuance of ADSs	Up to $0.05 per ADS issued

• Cancellation of ADSs	Up to $0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to $0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

• Depositary Services	Up to $0.05 per ADS held on the applicable record date(s) established by the Depositary

• Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividends and rights distributions), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositaries.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. As described in the deposit agreement, we or the depositary may withhold or deduct from any distributions made in respect of ordinary shares and may sell for the account of a holder any or all of the ordinary shares and apply such distributions and sale proceeds in payment of any taxes (including applicable interest and penalties) or charges that are or may be payable by holders in respect of the ADSs.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. It also limits our liability and the liability of the depositary. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our memorandum and articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The deposit agreement states that the pre-release transaction must at all times be fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate. The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; or

•	hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding ADSs representing approximately 34.0% of our ordinary shares in issue. In addition, we will have outstanding ordinary shares not represented by ADSs, a substantial majority of which will be subject to the lock-up agreements described below. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could have a material adverse effect on the prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved to be listed on the Nasdaq Global Market, we cannot assure you that an active trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Each of us, our officers, directors and a substantial majority of our other shareholders have agreed that, without the prior written consent of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, any ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph are subject to certain exceptions and adjustment under certain circumstances. See “Underwriting” for additional details.

In addition to the lock-up agreements with the underwriters, certain of our shareholders are subject to the terms of similar lock-up provisions under our investors’ rights agreement. Furthermore, our optionees are subject to lock-up provisions on similar terms.

Rule 144

Affiliates

In general, under Rule 144, beginning 90 days after the date of this prospectus, an affiliate of ours who has beneficially owned our ordinary shares for at least six months is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,801,569 ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC by such person.

Sales under Rule 144 by our affiliates must be made through unsolicited brokers’ transactions, in a riskless principal transaction or in a transaction directly with a market maker. They are also subject to notice requirements and the availability of current public information about us.

Non-Affiliates

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not an affiliate of ours (and has not been an affiliate for at least 90 days prior to such sale) who has beneficially owned our restricted ordinary shares for at least:

•	six months, is entitled to sell an unlimited number of ordinary shares or ADSs, subject to the availability of current public information about us; and

•	one year, is entitled to sell an unlimited number of ordinary shares or ADSs without restriction.

However, the shares beneficially owned by both our affiliates and non-affiliates would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, non-affiliates who purchased ordinary shares under a written compensatory plan or contract before the effective date of this offering may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

Share Options

Shortly after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all ordinary shares issuable under our equity-based compensation plans. See “Management—Equity-Based Compensation Plans” for a description of such plans.

This Form S-8 registration statement is expected to become effective immediately upon filing, and ordinary shares covered by that registration statement will then be eligible for sale in the public markets, subject to:

•	the Rule 144 limitations applicable to affiliates;

•	the expiration of the lock-up period; and

•	vesting restrictions imposed by us.

As of the date of this prospectus, there were outstanding options exercisable for 683,226 shares, all of which, subject to prior exercise or cancellation, will be exercisable on the date on which the lock-up period expires.

Registration Rights

After the completion of the offering, certain holders of ordinary shares (on an as converted basis and including ordinary shares issuable upon the exercise of certain warrants) will be entitled to have their shares registered by us for resale. For a discussion of these rights, see “Related Party Transactions—Investors’ Rights Agreement.”

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands. We chose the Cayman Islands as our place of incorporation because:

•	we believe investors increasingly are familiar with China-based technology companies organized as Cayman Islands companies;

•	of its political and economic stability;

•	of its effective judicial system;

•	of its favorable tax system;

•	of the absence of exchange control or currency restrictions; and

•	of the availability of professional support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes including those arising under the securities laws of the United States between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, many of our directors and officers are residents of countries other than the United States, and all or a substantial portion of such persons’ assets are or may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons, or to enforce against them or against us in courts of the United States, Cayman Islands or China, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. We have appointed CT Corporation System, New York, New York, as our agent for service of process in the United States with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our Cayman Islands counsel, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•	is given by a foreign court of competent jurisdiction;

•	imposes on the judgment debtor a liability to pay a liquidated sum (or in certain limited circumstances, orders that the defendant do or refrain from doing a certain thing);

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

While there is no binding judicial authority on the point, it is likely that this would include a non-penal judgment of a U.S. court imposing a monetary award based on the civil liability provisions of the U.S. federal securities law (provided the above conditions were also satisfied).

Commerce & Finance Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

For example, China does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

UNDERWRITING

We are offering our ADSs described in this prospectus in an underwritten offering in which Macquarie Capital (USA) Inc. and Needham & Company, LLC are acting as the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters with respect to the ADSs being offered. Subject to the terms and conditions stated in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of ADSs set forth opposite its name below:

Underwriters	Number of ADSs
Macquarie Capital (USA) Inc.
Needham & Company, LLC

Total:	5,100,000

The underwriting agreement provides that the obligation of the underwriters to purchase our ADSs depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all of our ADSs offered by this prospectus, if any such ADSs are taken. However, the underwriters are not obligated to take or pay for ADSs covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “LAEC.”

Over-Allotment Option

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional 15% of the offered amount, or 765,000 additional ADSs offered to the public at the public offering price, less the underwriting discounts and commissions set forth below under “Discounts and Commissions” and on the cover page of this prospectus. We will be obligated to sell these ADSs to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our ADSs offered by this prospectus. If any ADSs are purchased with this overallotment option, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

Discounts and Commissions

The underwriters propose to offer the ADSs directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $             per ADS. After the initial offering of the ADSs, the offering price and concession to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The ADSs are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

The table below shows per ADS and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option:

Total
	Per ADS	Without Over-Allotment Option	With Over-Allotment Option

Public offering price	$	$	$
Underwriting discounts and commissions
Proceeds to us, before expenses

The underwriting discounts and commissions have been determined by negotiations between us and the representatives of the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions were the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

Indemnity

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

No Sales of Similar Securities

Subject to specified exceptions, some of which are described in more detail below, our directors, executive officers and a substantial majority of our other existing shareholders have agreed for a period of 180 days after the date of this prospectus not to (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any of our securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held by such person, over which such person has or exercises sole or shared voting power or dispositive power, without the prior written consent of the representatives or (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person has or may have hereafter to require us to register under the Securities Act, the sale, transfer or other disposition of any of the securities held by such person, or to otherwise participate as a selling securityholder in any manner in any registration by us under the Securities Act. Each such person has further agreed that he will not, and will use his best efforts not to, permit the offer, sale, transfer or other disposition of any other of our securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any of our securities, that may be deemed to be beneficially owned by such person. The foregoing restrictions shall not apply to:

•	the sale of ADSs to the underwriters;

•	the ADSs, ordinary shares or any of our other securities that are acquired in the open market after the completion of this offering;

•	the ADSs and ordinary shares acquired in this offering by shareholders who are not our officers or directors;

•	bona fide gifts, provided that the donee agrees to be bound by the foregoing restrictions;

•	transfers upon death by will or intestacy, provided that each distributee, beneficiary or transferee agrees to be bound by the foregoing restrictions;

•

transfers or distributions to members, limited partners, general partners or shareholders of the respective signatory, provided that each transferee or distributee agrees to be bound by the foregoing restrictions;

•

transfers to any trust for the benefit of such person or such person’s immediate family, as long as any such transfer does not involve a disposition for value and provided that the trustee of the trust agrees to be bound by the foregoing restrictions; and

•	the issuance and sale of ADSs or ordinary shares in connection with the exercise of an option outstanding on the date of this prospectus pursuant to a plan that has been disclosed in this prospectus.

In addition, we have agreed that for 180 days after the date of this prospectus, we will not directly or indirectly, without the prior written consent of the representatives of the underwriters:

•

offer for sale, sell, pledge or otherwise dispose of any ADSs or ordinary shares or securities convertible into or exchangeable for ADSs or ordinary shares (other than the ordinary shares issued pursuant to stock option plans existing on the date hereof, or pursuant to currently outstanding options, warrants or rights), or sell or grant options, rights or warrants with respect to any ADSs or ordinary shares or securities convertible into or exchangeable for ADSs or ordinary shares (other than the grant of options, stock appreciation rights or restricted shares pursuant to equity-based incentive plans existing on the date hereof);

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such ADSs or ordinary shares;

•

file or cause to be filed a registration statement with respect to the registration of any ADSs or ordinary shares or securities convertible, exercisable or exchangeable into our ADSs or ordinary shares or any other securities; or

•	publicly disclose the intention to do any of the foregoing.

The 180-day lock-up periods described in the preceding paragraphs will automatically be extended if (i) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, then the lock-up period shall automatically be extended and the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the underwriters waive, in writing, such extension. The underwriters may release any of the securities subject to these lock-up agreements at any time.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:

•

Stabilizing transactions permit bids to purchase ADSs so long as the stabilizing bids do not exceed a specified minimum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the ADSs while the offering is in progress.

•

Over-allotment transactions involve sales of ADSs in excess of the number of ADSs the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the option to purchase additional ADSs. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the option to purchase additional ADSs.

•

Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared with the price at which they may purchase ADSs through exercise of the option to purchase additional ADSs. If the underwriters sell more ADSs than could be covered by exercise of the option to purchase additional ADSs and, therefore, have a naked short position, the position can be closed out only by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ADSs originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ADSs. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and if commenced, may be discontinued by the underwriter at any time.

Market for the Securities

Prior to this offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the representatives and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq Global Market, may engage in passive market making transactions in our ADSs on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our ADSs. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the ADSs during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

The underwriters and their affiliates may in the future perform investment banking and financial advisory services for us in the ordinary course of business and may receive compensation for such services.

In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Our ADSs are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriter and other conditions.

Selling Restrictions

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of ADSs will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the ADSs that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of ADSs may be made to the public in that Relevant Member State at any time:

(a)	to “qualified investors” as defined in the Prospectus Directive, including:

(A)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(B)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

(b)	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the underwriter for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Switzerland

The ADSs will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances that constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

PRC

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended), or the Regulations, and in accordance with Part 5 (Exempt Offers) Article 16(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of our ADSs should conduct their own due diligence on the accuracy of the information relation to the ADSs. Investors should consult an authorized financial adviser if they do not understand the contents of this prospectus.

State of Kuwait

Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait, or Kuwait. The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

TAXATION

The following summary of the material Cayman Island, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and tax laws other than Cayman Islands, People’s Republic of China and United States federal income tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, except as specifically provided therein, it represents the opinion of Wilson Sonsini Goodrich & Rosati, P.C., our U.S. counsel.

Cayman Islands Taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ADSs or ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ADSs or ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of the ADSs or ordinary shares. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the ADSs or ordinary shares. Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ADSs or ordinary shares, debentures or other obligations of ours.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named the “Enterprise Income Tax Law of the PRC.” The new Enterprise Income Tax Law and the Tax Implementation Regulations took effect as of January 1, 2008. Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. Several members of our management team are currently based in the PRC, and may remain in the PRC. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. In addition, although the Enterprise Income Tax Law provides that dividend income between qualified “resident enterprises” is exempted income, it is unclear what is considered to be a qualified “resident enterprise” under the Enterprise

Income Tax Law, and whether the interposition of our Hong Kong holding companies would impact such exemption.

Moreover, the Enterprise Income Tax Law provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC. Thus, dividends paid by our subsidiaries in the PRC to their Hong Kong holding companies may be subject to the 10% income tax if the holding companies are considered “non-resident enterprises” under the Enterprise Income Law, though such tax may be reduced to 5% by the tax treaty between the PRC and Hong Kong.

The Tax Implementation Regulations provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income. Currently, it is not clear how “domicile” may be interpreted under the Enterprise Income Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Although the matter is not free from doubt, we do not believe that we should be treated as a resident enterprise. However, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas non-PRC resident shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) of an investment in our ADSs or ordinary shares. This discussion applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the U.S., including the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations in effect, or, in some cases, proposed, as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations, including, without limitation:

•	banks and certain other financial institutions;

•	dealers in securities or currencies;

•	insurance companies, regulated investment companies and real estate investment trusts;

•	brokers and/or dealers;

•	traders that elect the mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary shares as part of a straddle, hedging, constructive sale, conversion transaction or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND NON-U.S. TAX

CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

Section 7874(b) of the Code generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. It is possible that the Internal Revenue Service could argue that we should have been treated as a domestic corporation for U.S. federal income tax purposes following our separation from PayEase. If Section 7874(b) were to apply then, among other things, we would be subject to U.S. federal income tax on our worldwide taxable income as if we were a domestic corporation. Although we do not believe Section 7874(b) should apply to treat us as a domestic corporation for U.S. federal income tax purposes, due to the factual nature of the tax analysis and the absence of comprehensive guidance on how certain of the rules of Section 7874(b) apply, this result is not entirely free from doubt and our U.S. counsel expresses no opinion with respect to our status under Section 7874. As a result, investors are urged to consult their own tax advisors on this issue. The remainder of this discussion assumes that we will be treated as a non-U.S. corporation for U.S. federal income tax purposes.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia or otherwise treated as such under applicable U.S. tax law;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you own ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, the conversion of ADSs into ordinary shares will not be subject to U.S. federal income tax.

Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of our distributions to you with respect to our ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt either by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under U.S. federal income tax principles). We do not intend to calculate our earnings and profits for United States federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution with respect to our ADSs or ordinary shares will be reported as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, under current law, dividends paid prior to January 1, 2013 generally may be taxed at the applicable long-term capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under Internal Revenue Service guidance, our ADSs, but not our ordinary shares, should be considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States upon listing on the Nasdaq Global Market. Dividends that are not qualified dividend income and, unless legislation to the contrary is enacted, dividends paid on or after January 1, 2013 are taxable at ordinary income rates. You should consult your own tax advisors regarding the applicable rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If we are treated as a resident enterprise for PRC tax purposes, we may be required under the Enterprise Income Tax Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the Enterprise Income Tax Law, see “—People’s Republic of China Taxation.” A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes on dividends received on our ADSs or ordinary shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction with respect to such withheld taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

Taxation of Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or the ordinary share and your adjusted tax basis (in U.S. dollars) in the ADS or the ordinary share. Subject to the PFIC rules discussed below, the gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Subject to the discussion in the following paragraph, any such gain or loss that you recognize will generally be treated as U.S. source income or loss.

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2012 or for the foreseeable future. Our expectation is based in part on our estimates of the value of our assets, as determined by estimates of the price of the ADSs in this offering, and the composition of our income. Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or for any future taxable year.

Because PFIC status is a factual determination that cannot be made until after the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents, which are generally treated as passive assets for this purpose, and because the calculation of the value of our assets for purposes of the asset test generally will take into account the market price of our ADSs, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile), fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, dividends paid by us to you that year and the following year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. Holders, including individuals. Instead, it will be subject to tax at rates applicable to ordinary income. Additionally, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution,” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as described below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules described above under “—Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares” would apply to distributions by us.

The mark-to-market election is available only for “marketable stock” that is traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange or other market, including the Nasdaq Global Market, as defined in applicable U.S. Treasury regulations. Because the ADSs will be listed on the Nasdaq Global Market, the mark-to-market election would be available to a holder of ADSs if we were to be or become a PFIC, and if we meet the trading requirements.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “qualified electing fund.” This option is not available to you, however, because we do not intend to comply with the requirements necessary to permit you to make this election.

If you hold ADSs or ordinary shares in any year in which we were a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding any distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares, and other reporting requirements may apply.

You should consult with your tax advisors regarding the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable years as well as your eligibility for a “mark-to-market” election and whether making such an election would be advisable to you in your particular circumstances.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information with respect to their investment in our ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the Internal Revenue Service. In general, U.S. taxpayers holding specified “foreign financial assets” (which generally would include our ordinary shares or ADSs) with an aggregate value exceeding $50,000 should report information about those assets on new Internal Revenue Service Form 8938, which must be attached to the taxpayer’s annual income tax return. Higher asset thresholds apply to U.S. taxpayers who file a joint tax return or who reside abroad. Investors who fail to report required information could become subject to substantial penalties. Each U.S. Holder should consult its tax advisor concerning its obligation to file new Internal Revenue Service Form 8938.

In addition, payments of dividends with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries are generally subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28% (or the then prevailing rate). Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Recent Tax Legislation

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividends and net gains from the disposition of ADSs or ordinary shares. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the ADSs or ordinary shares.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE TAX LAWS.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, Nasdaq Global Market listing and entry fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$9,410
Nasdaq Global Market Listing and Entry Fee	100,000
Financial Industry Regulatory Authority Filing Fee	12,000
Printing Expenses	100,000
Legal Fees and Expenses	600,000
Miscellaneous	417,985

Total	$1,239,395

The total expenses relating to this offering set forth above exclude $3.3 million in expenses that we recorded in 2011 related to our aborted initial public offering and an estimated $1.6 million in accounting fees payable by us. These accounting fees are expensed as incurred and are not classified as deferred offering costs under U.S. GAAP.

LEGAL MATTERS

The validity of the ADSs and certain legal matters as to United States and New York law will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C. Certain legal matters as to United States and New York law will be passed upon for the underwriters by Shearman & Sterling. The validity of the ordinary shares and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Global Law Office.

EXPERTS

The consolidated financial statements of Loyalty Alliance Enterprise Corporation as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and Registration Statement have been audited by Ernst & Young Hua Ming, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Chengdu Jingxun Communications Co., Ltd and Ningbo Jingxun Communications Equipment Co., Ltd (collectively, the “Chengdu and Ningbo Group”) as of December 31, 2011 and for the year ended December 31, 2011, appearing in this prospectus and Registration Statement have been audited by Ernst & Young Hua Ming, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Chengdu and Ningbo Group’s ability to continue as a going concern as described in Note 2 to the combined financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming are located at 21/F China Resource Building, No. 5001 Shenan Dong Road, Shenzhen, China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We and the depositary for the ADSs will file with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will provide or make available to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this web site.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Loyalty Alliance Enterprise Corporation:

We have audited the accompanying consolidated balance sheets of Loyalty Alliance Enterprise Corporation (the “Company”) and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young Hua Ming

Shenzhen, the People’s Republic of China

March 16, 2012

LOYALTY ALLIANCE ENTERPRISE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

	Notes	As of December 31, 2010	As of December 31, 2011	Pro Forma as of December 31, 2011
		US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents		11,061	10,245
Restricted cash	5(a)	—	7,583
Accounts receivable	6	1,461	6,228
Inventory	7	187	425
Amounts due from PayEase Corp.	16(b)	244	2,075
Advance to employees		137	172
Deferred initial public offering expenses		919	177
Prepayments and other current assets	8	930	1,302
Deferred tax assets, current	14	955	650

Total current assets		15,894	28,857

Non-current assets:
Restricted cash	5(b)	—	794
Property and equipment, net	9	576	783
Goodwill	10	15,880	18,162
Other intangible assets, net	10	7,393	5,654
Deposit for acquisition of contracts from I–Equity	4(b)	3,700	24,025
Long-term rental deposits		72	26
Deferred tax assets, non-current	14	316	124

Total non-current assets		27,937	49,568

TOTAL ASSETS		43,831	78,425

The accompanying notes are an integral part of the consolidated financial statements.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

	Notes	As of December 31, 2010	As of December 31, 2011	Pro Forma as of December 31, 2011
		US$	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenue		3,586	2,361
Income tax payable		1,075	1,526
Bank borrowings	5(a)	—	6,250
Accrued expenses and other current liabilities	11	3,567	8,608
Cash received for shares to be issued	12	2,154	—
Stock-based compensation liability	15	50	299
Deferred tax liabilities, current	14	311	—

Total current liabilities		10,743	19,044

Non-current liabilities:
Deferred tax liabilities, non-current	14	900	900
Deferred revenue, non-current		1,266	496

Total liabilities		12,909	20,440

Commitments and contingencies
Contingently redeemable convertible preferred shares	12
Series D contingently redeemable convertible preferred shares (par value of US$0.0001 per share; Authorized: 14,122,745 shares as of December 31, 2010 and 2011; Issued and outstanding: 13,884,255 shares as of December 31, 2010 and 2011, Pro forma: nil (unaudited))		2,830	2,990	—
Series E contingently redeemable convertible preferred shares (par value of US$0.0001 per share; Authorized: 23,006,778 shares as of December 31, 2010 and 2011; Issued and outstanding: 23,006,778 shares as of December 31, 2010 and 2011, Pro forma: nil (unaudited))		7,457	7,881	—
Series F contingently redeemable convertible preferred shares (par value of US$0.0001 per share; Authorized: 24,999,995 shares as of December 31, 2010 and 2011; Issued and outstanding: 24,999,995 shares as of December 31, 2010 and 2011, Pro forma: nil (unaudited))		25,320	26,760	—
Series G contingently redeemable convertible preferred shares (par value of US$0.0001 per share; Authorized: nil and 9,000,000 shares as of December 31, 2010 and 2011; Issued and outstanding: nil and 8,195,662 shares as of December 31, 2010 and 2011, Pro forma: nil (unaudited))		—	18,040	—

		35,607	55,671	—

Shareholders’ Equity (Deficit):
Ordinary shares (par value of US$0.0001 per share; Authorized: 434,745,072 and 425,745,072 shares as of December 31, 2010 and 2011; issued and outstanding: 38,812,770 and 45,733,287 shares as of December 31, 2010 and 2011; Pro forma: 118,945,387 (unaudited))		4	5	12

LOYALTY ALLIANCE ENTERPRISE CORPORATION

CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

	Notes	As of December 31, 2010	As of December 31, 2011	Pro Forma as of December 31, 2011
		US$	US$	US$
Convertible preferred shares
Series A shares (par value of US$0.0001 per share; Authorized: 432,358 shares as of December 31, 2010 and 2011; issued and outstanding: 432,358 shares as of December 31, 2010 and 2011; Pro forma: nil (unaudited))	12	32	32	—
Series B shares (par value of US$0.0001 per share; Authorized: 2,125,000 shares as of December 31, 2010 and 2011; issued and outstanding: 2,125,000 shares as of December 31, 2010 and 2011; Pro forma: nil (unaudited))	12	156	156	—
Series C shares (par value of US$0.0001 per share; Authorized: 568,052 shares as of December 31, 2010 and 2011; issued and outstanding: 568,052 shares as of December 31, 2010 and 2011; Pro forma: nil (unaudited))	12	41	41	—
Additional paid-in capital		26,056	26,722	82,615
Accumulated other comprehensive loss		(590)	(131)	(131)
Accumulated deficit		(30,384)	(24,511)	(24,511)

Total shareholders’ equity (deficit)		(4,685)	2,314	57,985

Total liabilities, preferred shares and shareholders’ equity (deficit)		43,831	78,425

The accompanying notes are an integral part of the consolidated financial statements.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

			For the year ended December 31
	Notes		2009	2010	2011
			US$	US$	US$
Revenues, net of business tax and related surcharges	19
External parties			10,772	17,715	31,112
Related parties	16		1,811	—	16

Total net revenues			12,583	17,715	31,128

Cost of revenues
External parties			8,563	7,241	6,758
Related parties	16		33	951	964

Total cost of revenues			8,596	8,192	7,722

Gross profit			3,987	9,523	23,406
Operating expenses:
Selling and marketing expenses			974	862	672
General and administrative expenses (including related party amounts of US$nil, US$575 and US$464 for the years ended December 31, 2009, 2010 and 2011, respectively)			3,404	6,625	6,611
Gain on modification of payable for business acquisition	4	(a)	—	—	(277)
Write-off of initial public offering expenses			—	—	3,254

Operating profit (loss)			(391)	2,036	13,146

Interest income			10	14	58
Interest expense			69	33	339

Profit (loss) before income tax			(450)	2,017	12,865
Income tax expense	14		386	1,193	4,303

Net profit (loss)			(836)	824	8,562

Cumulative dividends of contingently redeemable convertible preferred shares			—	1,854	2,689
Accretion of contingently redeemable convertible preferred shares to redemption value			—	12,762	—

Net profit (loss) attributable to ordinary shareholders			(836)	(13,792)	5,873

Earnings (loss) per share:
Earnings (loss) per share—basic	20		(0.04)	(0.37)	0.05
Earnings (loss) per share—diluted	20		(0.04)	(0.37)	0.05
Weighted average number of ordinary shares used in computation of:
Earnings (loss) per share—basic	20		21,245,270	37,032,811	43,860,643
Earnings (loss) per share—diluted	20		21,245,270	37,032,811	44,264,563
Pro forma earning per share:
Basic on an as converted basis (unaudited)	20			0.01	0.08
Diluted on an as converted basis (unaudited)	20			0.01	0.07
Weighted average number of ordinary shares outstanding used in computation of:
Basic pro forma earnings per share on an as converted basis (unaudited)	20			102,049,249	114,108,833
Diluted pro forma earnings per share on an as converted basis (unaudited)	20			105,121,033	114,512,753

The accompanying notes are an integral part of the consolidated financial statements.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares)

	For the year ended December 31,
	2009	2010	2011
	US$	US$	US$
Cash flows from operating activities
Net profit (loss)	(836)	824	8,562

Adjustments to reconcile net profit (loss) to net cash generated from operating activities:
Depreciation of property and equipment (note 9)	186	168	227
Amortization of other intangible assets (note 10)	1,269	1,741	1,739
Stock-based compensation	27	2,507	249
Accretion of interest expense related to payable for business acquisition (note 4(a))	—	—	277
Gain on modification of payable for business acquisition (note 4(a))	—	—	(277)
Corporate expenses borne by PayEase Corp. on behalf of the Company	1,434	106	—
Foreign exchanged loss on payable for business acquisition	—	—	67
Deferred income tax (benefit) expense (note 14)	(407)	(133)	239
Write-off of initial public offering expenses	—	—	3,254

Changes in operating assets and liabilities:
Accounts receivable	(315)	(397)	(4,704)
Inventory	(16)	102	(232)
Prepayments and other current assets	(161)	(1,531)	(2,816)
Amount due from PayEase Corp.	(1,284)	1,429	(1,081)
Deferred revenue	286	(702)	(2,230)
Other current liabilities	664	2,099	5,445

Net cash generated from operating activities	847	6,213	8,719

Cash flows from investing activities
Acquisition of property and equipment	(333)	(170)	(407)
Acquisition of Justin Contract (note 4(a))	(1,720)	(552)	(2,349)
Extension of non–compete covenants	—	(3,000)	—
Acquisition of contracts from I–Equity (note 4(b))	—	(3,700)	(20,325)
Increase in restricted cash	—	—	(794)

Net cash used in investing activities	(2,053)	(7,422)	(23,875)

Cash flows from financing activities
Cash funded by PayEase Corp.	1,720	—	—
Cash allocated from PayEase Corp. on Separation date	—	7,334	—
Cash received for shares to be issued	—	2,154	—
Issuance of Series G preferred shares	—	—	15,221
Proceeds from bank borrowings	—	—	6,250
Increase in restricted cash	—	—	(7,582)

Net cash generated from financing activities	1,720	9,488	13,889
Exchange rate effect on cash and cash equivalents	(2)	(69)	451

Net (decrease) increase in cash and cash equivalents	512	8,210	(816)
Cash and cash equivalents at beginning of the year	2,339	2,851	11,061

Cash and cash equivalents at end of the year	2,851	11,061	10,245

Supplemental schedule of cash flows information:
Income tax paid	3	170	734

The accompanying notes are an integral part of the consolidated financial statements.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares)

	Number of ordinary shares	Ordinary shares	Number of Series A shares	Series A shares	Number of Series B shares	Series B shares	Number of Series C shares	Series C shares	Ordinary shares to be issued	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ equity (deficit)
Balance as of December 31, 2008	18,028,604	2	432,358	32	2,125,000	156	568,052	41	579	12,332	(519)	(15,696)	(3,073)

Comprehensive income
Net loss	—	—	—	—	—	—	—	—	—	—	—	(836)	(836)
Foreign currency translation differences	—	—	—	—	—	—	—	—	—	—	(2)	—	(2)

Total comprehensive loss													(838)
Capital contribution from PayEase Corp. for acquisition of Justin contract (note 4(a))	—	—	—	—	—	—	—	—	—	1,720	—	—	1,720
Stock based compensation	—	—	—	—	—	—	—	—	—	27	—	—	27
Corporate expenses borne by PayEase Corp. on behalf of the Company	—	—	—	—	—	—	—	—	—	1,434	—	—	1,434

Balance as of December 31, 2009	18,028,604	2	432,358	32	2,125,000	156	568,052	41	579	15,513	(521)	(16,532)	(730)

LOYALTY ALLIANCE ENTERPRISE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares)

	Number of ordinary shares	Ordinary shares	Number of Series A shares	Series A shares	Number of Series B shares	Series B shares	Number of Series C shares	Series C shares	Ordinary shares to be issued	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ equity (deficit)
Balance as of December 31, 2009	18,028,604	2	432,358	32	2,125,000	156	568,052	41	579	15,513	(521)	(16,532)	(730)

Comprehensive income
Net profit		—		—		—		—	—	—	—	824	824
Foreign currency translation differences		—		—		—		—	—	—	(69)		(69)

Total comprehensive income													755
Accretion of dividend		—		—		—		—	—	—	—	(1,854)	(1,854)
Accretion to redemption value		—		—		—		—	—	—	—	(12,762)	(12,762)
Stock-based compensation		—		—		—		—	—	1,264	—	—	1,264
Modifications of stock option plan as part of restructuring of the Company (note 15)		—		—		—		—	—	(79)	—	(60)	(139)
Change in fair value of stock options accounted for as a liability (note 15)		—		—		—		—	—	(169)	—	—	(169)
Exercise of stock options	17,250,000	2		—		—		—	—	—	—	—	2
Cash allocated to the Group on the Separation date		—		—		—		—	—	7,334	—	—	7,334
Corporate expenses borne by PayEase Corp. on behalf of the Company		—		—		—		—	—	106	—	—	106
Issuance of ordinary shares in connection with the acquisition of VisPac	3,216,666	—		—		—		—	(579)	579	—	—	—
Exercise of stapled stock options	317,500	—		—		—		—	—	30	—	—	30
Modification of stapled options (note 15)		—		—		—		—	—	1,478	—	—	1,478

Balance as of December 31, 2010	38,812,770	4	432,358	32	2,125,000	156	568,052	41	—	26,056	(590)	(30,384)	(4,685)

Comprehensive income		—		—		—		—		—	—
Net profit		—		—		—		—		—	—	8,562	8,562
Foreign currency translation differences		—		—		—		—		—	459	—	459

Total comprehensive income (note 21)		—		—		—		—		—	—	—	9,021
Accretion of dividend		—		—		—		—			—	(2,689)	(2,689)
Exercise of stock options	6,920,517	1		—		—		—		666	—		667

Balance as of December 31, 2011	45,733,287	5	432,358	32	2,125,000	156	568,052	41		26,722	(131)	(24,511)	2,314

The accompanying notes are an integral part of the consolidated financial statements.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION

Loyalty Alliance Enterprise Corporation (the “Company”) was incorporated in the Cayman Islands on September 17, 2009 with one share issued and outstanding to PayEase Corp. (the “Parent Company” or “PayEase”). On January 21, 2010, the Company and PayEase entered into a Master Separation Agreement, pursuant to which all the business operated by PayEase Shenzhen (HK) Limited and the Customer Loyalty Program (“CLP”) business and related operations of PayEase Beijing (HK) Limited (collectively, “Carved-out Business”) would be transferred from PayEase to the Company. In return, on February 1, 2010, all the Company’s shares that were issued to PayEase, including 18,028,604 ordinary shares, 432,358 Series A preferred shares, 2,125,000 Series B preferred shares, 568,052 Series C preferred shares, 13,744,406 Series D preferred shares, 23,006,778 Series E preferred shares and 24,999,995 Series F preferred shares were distributed to the existing ordinary shareholders and preferred shareholders of PayEase on a pro rata and series-for-series basis (hereafter, the “Separation”). Effective upon the Separation, the Company adopted stock options plans which mirror those of PayEase (see note 15) and issued 7,694,267 and 378,340 options to purchase ordinary and Series D preferred shares of the Company, respectively, to option holders of PayEase on a pro rata and like-for-like basis.

The restructuring was considered to be a spin-off of the Carved-out Business from PayEase, which is a transaction that lacks substance because the ownership of the Carved-out Business remained the same, before and after the Separation. As such, the restructuring should be accounted for in a manner similar to a pooling of interests with the assets and liabilities of the Carved-out Business carried over at historical cost and reflected in the historical financial statements of the Company. The Series A - F preferred shares were recorded at fair value on the Separation date and presented on a retroactive basis. As a result, the Company became the holding company of the following entities:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
PayEase Shenzhen (HK) Limited (“PayEase Shenzhen HK”)	October 17, 2007	Hong Kong	100%	Investment Holding

Talkie Technology (Shenzhen) Co., Ltd (“Talkie Shenzhen”)	March 12, 2007	PRC	100%	Direct marketing and CLP services

Zhiteng Infotech (Shenzhen) Co., Ltd. (“Zhiteng”)	August 24, 2009	PRC	100%	Direct marketing and sales of mobile phones

Subsequent to the restructuring, the Company established LAEC Enterprise Corporation, Loyalty Alliance (HK) Limited, Loyalty Alliance Shenzhen (HK) Limited and PayEase Technology (Shenzhen) Co., Ltd on January 25, 2010, February 11, 2010, July 2, 2010 and December 14, 2010. All four entities are wholly-owned by the Company. LAEC Enterprise Corporation and Loyalty Alliance Shenzhen (HK) Limited were established as investment holding companies and PayEase Technology (Shenzhen) Co., Ltd does not yet have any operations. Loyalty Alliance (HK) Limited is engaged in the provision of predictive data analytics services. PayEase Shenzhen (HK) Limited was renamed to Loyalty Alliance Limited on March 1, 2011. The Company and its subsidiaries are collectively referred to as the “Group”.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements reflect the operations of the Carved-out Business of the Company as if the current organization structure had existed since January 1, 2009 and have been derived from the historical results of operations and historical basis of assets and liabilities of PayEase. The method and basis of allocations used in preparing these carved-out financial statements are described below. Management believes the assumptions made and methodology used in preparing the carved-out financial statements is reasonable. However, the Company’s financial position, results of operations and cash flows may have been materially different if the Carved-out Business were operated as a standalone entity as of and for the years presented.

In preparing these carved-out financial statements, cost items and balance sheet items that have been identified as related to the Carved-out Business have been carved out and allocated to the Company in full. Costs related to corporate services such as management and administration, stock-based compensation, professional fees and other administrative expenses that are not subject to a direct relationship have been allocated on a proportional basis by comparing the fair value of Carved-out Business to the fair value of the non carved-out business of PayEase.

Effective as of February 1, 2010, the Company and PayEase entered into a transition service agreement, pursuant to which PayEase agreed to provide certain administrative services, including but not limited to, company secretarial, legal, financial, information technology and other supporting services to the Group in connection with the operation of its business. The fee for the services provided is calculated on a cost reimbursement basis.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to allocation of general corporate expenses between the Carved-out Business and non-carved-out business of PayEase, revenue recognition, useful lives of property and equipment, useful lives of intangible assets, realization of deferred tax assets, valuation of the Carved-out Business and non-carved-out business of PayEase, the preferred shares, share-based compensation expense and uncertain income tax positions. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions between the Company and its subsidiaries have been eliminated in consolidation.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Foreign currency

The functional currencies of the Company and LAEC Enterprise Corporation are United States dollars (“US$”). The Company’s subsidiaries in the PRC and Hong Kong determine their functional currencies to be the RMB and Hong Kong dollars (“HKD”), respectively, based on the criteria of ASC 830-10, “Foreign Currency Matters: Overall”. The Company uses the US$ as its reporting currency. The financial statements of foreign subsidiaries are translated to U.S. dollars at end-of-period exchange rates for assets and liabilities and an average exchange rate for each period for revenues and expenses.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statement of operations.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents certificate of deposits that are held at banks as collateral for outstanding bank loans.

Accounts receivable and allowance for doubtful accounts

Accounts receivables are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers factors such as customer circumstances or age of the receivable. Accounts receivable are written off after all collection efforts have ceased. Collateral is not typically required, nor is interest charged on accounts receivable.

Inventories

Inventories consist primarily of mobile phones and wireless network cards. Inventories are recorded at the lower of cost or market. Cost is determined on a first in, first out method. An impairment charge is recognized to the extent the inventory cannot be recovered through sale. No impairment charge was recognized for any of the years presented.

Deferred initial public offering expenses

Direct costs incurred by the Group attributable to its initial public offering of ordinary shares in the United States have been deferred on the consolidated balance sheet in deferred initial public offering expenses and will be charged against the gross proceeds received from such offering. Such costs include legal and other professional fees related to the offering.

The Group expensed US$3,254 of deferred initial public offering expenses associated with its prior registration statements on Form F-1 in the year ended December 31, 2011. The Company’s initial public offering was postponed for a period in excess of 90 days and as a result it was deemed an aborted offering in accordance with ASC 340-10-S99-1.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual Value
Electronic and office equipment	5 years	5% or 10%
Motor vehicles	5 years	5%
Leasehold improvement	shorter of lease term or 5 years	—
Software	3 years	—

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Goodwill

Goodwill represents the excess of the purchase price over the amount assigned to the fair value of assets acquired and liabilities assumed. In accordance with ASC 350, “Intangibles—Goodwill and Other”, goodwill amounts are not amortized, but are tested for impairment annually or more frequently if indicators of impairment are present. The Group assessed goodwill for impairment at the reporting unit level. The Group determined that each reporting unit is identified at the segment level. The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Group would then recognize an impairment loss. The annual goodwill impairment test is performed as of December 31. No impairment loss was recorded for any of the years presented.

Acquired intangible assets

Acquired intangible assets represent contracts, customer relationships, and noncompetition covenants that are not considered to have indefinite useful lives. These intangible assets are amortized on a straight line basis over their estimated useful lives as follows:

Category	Estimated Useful Life
Acquired customers relationships	5-10 years
Noncompetition covenants	5 years

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge for long-lived assets was recognized for any of the years presented.

Fair value of financial instruments

Financial instruments of the Group primarily comprises cash and cash equivalents, restricted cash, accounts receivables, amounts due from PayEase Corp., and financial instruments included in other current assets and accrued expenses and other current liabilities. As of December 31, 2010 and 2011, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

Revenue Recognition

Revenues are mainly derived from providing direct marketing services, CLP services and predictive data analytics services. Revenues for each type of service is recognized in accordance with ASC 605-10, “Revenue Recognition: Overall” when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured. Revenues are recorded net of business tax and related surcharges.

Direct marketing services

Direct marketing services provided to China Unicom include customer acquisition services and post-sales services. Revenues related to customer acquisition services are one-time commissions generated from sales of network cards with calling plans (“Upfront Fees”). The Group purchases wireless network cards (e.g., GSM cards or 3G cards) from China Unicom and sells the network cards and calling plans to end customers. Such network cards contain prepaid airtime provided by China Unicom. Pursuant to ASC 605-45, “Principal Agent Considerations”, the Group records Upfront Fees on a net basis because the Group is not the primary obligor in the arrangement, but acts as an agent in providing such customer acquisition services.

Subsequent to acquiring a new customer for China Unicom, the Group is required to maintain a contact center over a two or three year period and provide post-sales support to customers the Group acquired for China Unicom. During the service period, the Group receives various commissions based on certain percentages of wireless communication charges incurred by end customers acquired by the Group (“Contingent Fees”). The Contingent Fees are calculated monthly based on a prescribed percentage of actual wireless communication charges and is evidenced by monthly statements issued by China Unicom. Once the monthly commission statements are issued by China Unicom and agreed by the Group, the Contingent Fees are then fixed and not subject to any adjustments. The contingent fees are not considered to be fixed or determinable prior to receiving the commission statements from China Unicom and there is usually a time

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

lag of one to two months for the receipt of the commission statement from China Unicom. The Contingent Fees relating to post-sales services were US$5,835, US$8,148 and US$7,471 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group accounts for its direct marketing services in accordance with ASC 605-25, “Revenue Recognition, Multiple-Element Arrangements” (“ASC 605-25”). The Group determined that the post-sales services do not meet the criteria to be considered a separate unit of accounting. As such, revenues earned from Upfront Fees and Contingent Fees are recognized as a combined unit of accounting. Revenues generated from Upfront Fees are deferred and recognized ratably over the contract period, which is typically two or three years. Contingent Fees are contingent on end customers’ performance (or nonperformance). As such, the Group recognizes revenues related to Contingent Fees when the service is provided based on customer usage and the Contingent Fees are fixed upon receipt of the monthly statements from China Unicom with the monthly commission amount determined and agreed by both parties.

On January 1, 2011, the Group adopted ASC 2009-13 issued by the Financial Accounting Standards Board for revenue arrangements with multiple-elements. The Group adopted this guidance on a prospective basis applicable for transactions originating or materially modified after the date of adoption. This guidance changed the criteria for separating units of accounting in multiple-element arrangements and the way in which an entity is required to allocate revenue to these units of accounting.

Prior to the adoption of ASU 2009-13, revenues related to the Group’s direct marketing services provided to China Unicom, which include (i) customer acquisition services and (ii) post-sales services were recognized as a combined unit of accounting because the Group does not have any objective and reliable evidence of fair value for post-sales services and thus post-sales services did not meet the criteria to be considered a separate unit of accounting. As such, upfront fees generated from customer acquisition services were deferred and recognized ratably over the contract period, which is typically two or three years. Subsequent to the adoption of ASU 2009-13, the Group’s customer acquisition services and post-sales services are accounted for as separate units of accounting. Therefore, the new guidance requires that revenue related to customer acquisition services, which would previously be deferred due to an absence of fair value, to be recognized as revenue when customer acquisition services are completed as a separate unit accounting.

Revenue is allocated to each unit of accounting on a relative fair value basis based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. Currently, the Group does not sell customer acquisition services or post-sales services on a stand-alone basis and therefore the Group does not have any evidence to establish VSOE for either the customer acquisition services or post-sales service. For customer acquisition services, the Group uses evidence of the amounts that third parties charge for similar or identical services, to establish selling price. However, for post-sales services, the Group is unable to establish VSOE or TPE and therefore the Group uses its BESP. The Group determines BESP for post-sales service after considering the following factors (a) Internal costs: post sales services have a clearly determinable direct fulfillment cost which primarily includes the staff-related costs for the call center employees and the direct costs (e.g., depreciation and other facility-related costs) of a call center; (b) Pricing objective: the Company has a target gross profit margin for each contract, which is assessed based on historical experience. Pricing is also dependent on the types of wireless communication services being offered (i.e., 2G vs 3G); and (c) Market conditions: due to the different demographics of each local market, the revenue and profit margin objectives are different for

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

each city. After considering all of these factors, BESP is established for post-sales services on a contract-by-contract basis using a cost-plus margin approach.

For direct marketing services contracts with China Unicom that were signed prior to January 1, 2011 and that were not materially modified after January 1, 2011, the Group will continue to recognize the upfront fees and contingent commissions earned in connection with the provision of customer acquisition and post-sales services as a combined unit of accounting in accordance with ASC 605-25 “Multiple Element Arrangements” and recognize revenues generated from customer acquisition services ratably over the contract period.

The following is a comparison of revenues recognized for upfront fees in accordance with ASU 2009-13 and pro forma revenues that would have been recognized for upfront fees in accordance with ASC 605-25 for the year ended December 31, 2011:

	ASU 2009-13	Pro Forma Basis (ASC 605-25)
	US$	US$
Total revenues, net	615	257

For direct marketing contracts entered into prior to January 1, 2011, the amount of upfront fees recognized as revenue for 2011 and the amount of deferred revenue as of December 31, 2011 from applying the guidance in ASC 605-25 is US$3,999 and US$2,231, respectively.

As an incentive to motivate the Group to acquire more customers, the Group is entitled to earn additional amounts from China Unicom if certain targets are met. The targets are measured either on a monthly or quarterly basis. The Group calculates the sales incentives at each month end or quarter end, as applicable, based on a predetermined formula as specified in the contract with China Unicom and recognizes such amounts as revenue. Sales incentives for the year ended December 31, 2009, 2010 and 2011 were US$551, US$1,133 and US$1,206, respectively.

In addition, if the Group is unable to meet certain sales target or provide satisfactory customer services, as defined in the China Unicom agreements, the Group will be penalized in the form of a penalty. Such penalties will be applied as a deduction to revenue and limited to the commissions in the month that the penalty was triggered. Penalties for the years ended December 31, 2009, 2010 and 2011 were US$1, US$9 and US$16, respectively.

In 2010 and 2011, the Group entered into several Marketing and Promotion Service Agreements (the “Marketing Agreements”) with Guangdong Kuma Information and Technology Limited (“Kuma”) and Wuhan Infowell Telecom Limited (“WH Infowell”). In 2010, the Group earned a service fee from Kuma and WH Infowell of RMB7,000,000 (US$1,034) and RMB5,400,000 (US$798), respectively. In 2011, the Group earned a service fee from Kuma and WH Infowell of RMB69,500,000 (US$10,784) and RMB16,300,000 (US$2,529), respectively. Pursuant to the Marketing Agreements, the Group assisted Kuma and WH Infowell to establish operations as a direct marketing services provider to China Unicom in certain geographical locations in which the Group does not currently operate. The Group accounted for these as multiple element service arrangements where revenue is recognized upon completion of the final deliverable because payment is contingent on the completion of all services. The Group recognized revenues related to the Marketing Agreements when the service was provided and other revenue recognition criteria were met. In 2010, at the time the services were provided, the Group concluded that collectability was not reasonably assured as Kuma and WH Infowell were new customers with no credit history with the Group.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Therefore, revenue was not recognized until cash was collected. In 2011, the Group reassessed and concluded that Kuma and WH Infowell were creditworthy based on their timely settlement of amounts due from them related to transactions in the prior year. As such, revenue related to the Marketing Agreements entered into in 2011 was recognized on an accrual basis, upon completion of all services.

Kuma, WH Infowell and Guangzhou Infowell Telecom Co., Ltd (“Guangzhou Infowell”) (see note 11) have the same shareholders. Two of their shareholders are family members of employees of the Company.

Customer Loyalty Programs (CLP)

The Group develops and maintains loyalty platforms and related CLP services for China Unicom or China Telecom and earns a fixed fee paid monthly or quarterly. The fee is pre-determined in these CLP service agreements and not subject to change. Revenue is recognized monthly or quarterly as the CLP services are provided.

In 2008, the Group developed a loyalty program software and membership system for an online game company, a related party (note 16). In addition, the Group was required to provide training to the customer and maintenance services over a twelve-month period (“After-Sales Services”). The Group has determined that the After-Sales Services do not meet the criteria to be considered a separate unit of accounting. As such, pursuant to ASC 605-25, revenues earned from the sale of software and After-Sales Services are recognized as a combined unit of accounting, ratably over the performance period of the last deliverable in the arrangement (i.e., the twelve-month maintenance period). Revenue recognized for the year ended December 31, 2009 was US$1,811.

In 2010 and 2011, the Group sold loyalty program software to Teclent Venture Investment Limited, formerly know as Teclent Holdings Limited (“Teclent”), Tedge Technology Limited (“Tedge”) and China People Creative APE Services Ltd (“CPC”). In addition, the Group was required to provide installation, testing and training services, all of which had to be completed prior to the customer accepting the loyalty program software. Delivery of the software and the services was evidenced by the final acceptance from the customer after the successful one month trial operation of the software. Revenue related to the sale of loyalty program software was recognized upon receipt of final acceptance from the customer and other revenue recognition were met. However, at the time the services were provided, if the Group concluded that collectability was not reasonably assured as the services were provided to new customers with no credit history with the Group, revenue was not recognized until cash was collected.

Predictive Data Analytics Services

The Group provides data-driven marketing services and customer database consulting, which includes database design, management and analysis. In return, the Group earns a fixed fee. In 2010 and 2011, the Group entered into several predictive data analytics services contracts with Tedge, Teclent, CPC, and Regal Way International Investment Limited (“Regal Way”). The Group accounted for these as multiple element service arrangements where revenue is recognized upon completion of the final deliverable because payment is contingent on the completion of all services. Revenue is recognized when the services are provided and final acceptance from the customers is received assuming other revenue recognition criteria

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

are met. However, at the time the services were provided, if the Group concluded that collectability was not reasonably assured as the services were provided to new customers with no credit history with the Group, revenue was not recognized until cash was collected.

The Group’s business is subject to business taxes and surcharges levied on revenue earned from direct marketing services, CLP services and other services and products in China and are presented net of revenue in the consolidated statements of operations. Business tax and related surcharges for the years ended December 31, 2009, 2010 and 2011 were US$699, US$785 and US$1,345, respectively.

Cost of Revenues

Cost of revenues comprises employee costs, rental of facilities, amortization of purchased intangible assets and other direct costs incurred in providing the related services and sales of products. These costs are expensed as incurred.

Advertising Expenditure

Advertising costs are expensed as incurred and are included in selling and marketing expenses in the consolidated statement of operations. Advertising expenses were US$120, US$40 and US$58 for the years ended December 31, 2009, 2010 and 2011, respectively.

Leases

The Group leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiry of the lease term. In accordance with ASC 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group had no capital leases for the years ended December 31, 2009, 2010 and 2011.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

On January 1, 2007, the Group adopted ASC 740-10, “Income taxes: Overall” to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740-10 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be computed in accordance

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 is classified in the consolidated statements of operations as income tax expense.

In accordance with the provisions of ASC 740-10, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

The Group’s employees and directors participate in the Company’s share-based scheme which is more fully discussed in note 15. The Company applies ASC 718 “Compensation-Stock Compensation” to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as a liability are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested awards over the vesting periods. The Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

On the Separation date, the Company modified its share-based awards by stapling such awards with share-based awards of the Parent Company. This modification resulted in the Company reclassifying its share-based awards from equity to liability (see note 15). As the awards were fully vested on the modification date, the incremental compensation expense was fully recognized in the consolidated statement of operations in February 2010. On December 22, 2010, the Company unstapled the share-based awards of the Company and PayEase (see note 15). This modification resulted in the Company reclassifying its ordinary options granted to employees of the Company from liability to equity, while the ordinary options granted to employees of PayEase as well as the Series D options granted to employees of the Company and

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

employees of PayEase remained classified as liability awards (see note 15). Since all of the awards were fully vested on the modification date, the incremental compensation expense was fully recognized in the consolidated statement of operations in December 2010.

Segment Reporting

The Group operates and manages its business as three reportable segments, namely direct marketing services, customer loyalty services and predictive data analytics services. In accordance with ASC subtopic 280-10, Segment Reporting: Overall, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. The Group does not allocate any assets to its Direct Marketing Services, Customer Loyalty Services or Predictive Data Analytics Services as management does not use this information to measure the performance of the reportable segments. The Group generates substantially all of its revenues from customers in the PRC and Hong Kong. Accordingly, no geographical segments are presented.

Earnings (Loss) per Share

Earnings (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings (loss) per common share is computed by dividing earnings (loss) attributable to holders of common shares by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. The Group’s preferred shares (Note 12) are considered participating securities. For 2009 and 2010, the computation of basic loss per share using the two-class method is not applicable as the participating securities do not have contractual obligations to share in the losses of the Group. Diluted earnings (loss) per common share reflects the potential dilution that could occur if securities to issue common shares were exercised. The dilutive effect of convertible preferred shares and outstanding share-based awards is reflected in the diluted earnings (loss) per share by application of the if-converted method and treasury stock method, respectively. Dilutive equivalent shares are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive.

Comprehensive Income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For the years presented, the Company’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statement of changes in shareholders’ equity (deficit).

Post-retirement Benefits

Post-retirement pension benefits are provided for certain US executives of the Company through participation in plans managed by PayEase on a consolidated basis. The costs of the benefits provided through plans specific to the Company’s business are included in the accompanying consolidated financial statements and summarized in detail along with other information pertaining to these plans in Note 17.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Recent Accounting Pronouncements

In May 2011 the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 contains technical adjustments and clarifications to more closely align the U.S. GAAP and International Financial Reporting Standards (“IFRS”) for fair value and will be effective for interim and annual reporting periods beginning after December 15, 2011, and early application is not permitted. The Company does not expect the adoption of this Update to have a material effect on its consolidated financial statements.

In June 2011, FASB issued an ASU in connection with guidance on the presentation of comprehensive income. The objective of this ASU is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires an entity to present the components of net income and other comprehensive income and total comprehensive income (includes net income) either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. This ASU is effective for interim and annual reporting periods beginning after December 15, 2011, and early adoption is permitted. In December 2011, FASB deferred the effective date for the requirement in this ASU for presenting reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. The Company is currently assessing the potential impact, if any, of adoption this Update on its consolidated financial statements.

In September 2011 the FASB issued ASU 2011-08 Testing Goodwill for Impairment (the revised standard). ASU 2011-08 provides the option to first assess qualitatively whether events or circumstances exist to indicate goodwill impairment may be present to determine whether further impairment testing is necessary. This standard will be effective for annual and interim reporting periods beginning January 1, 2012, although early adoption is permitted. The Company is currently assessing the potential impact, if any, of adoption this Update on its consolidated financial statements.

In December 2011 the FASB issued ASU 2011-11 Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. This standard will be effective for annual and interim periods periods beginning on or after January 1, 2013. The Company does not expect the adoption of this Update will have a material effect on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and accounts receivable. As of December 31, 2011, substantially all of the Group’s cash was deposited in financial institutions located in the PRC, Hong Kong and United States, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Concentration of customers

Approximately 81.1%, 73.3% and 40.3% of total revenues were derived from one customer, China Unicom for the years ended December 31, 2009, 2010 and 2011, respectively. Approximately 14.4% of total revenues for the year ended December 31, 2009 were derived from a related party.

Approximately 9.8% and 40.4% of total revenues for the year ended December 31, 2010 and 2011, including all of the marketing and promotion service revenue, was derived from Kuma and Wuhan Infowell.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts the majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

4.	BUSINESS COMBINATIONS

(a)	Settlement of contingent consideration in connection with the purchase agreement with Justin International Limited (“Justin Contract”)

On December 1, 2008, the Company and WFOE entered into a sales and purchase agreement with Justin International Limited (“Justin”), pursuant to which the Company and WFOE purchased the contract between Justin and China Unicom, under which Justin was providing direct marketing services to China Unicom. The acquired contract and non-compete covenant constituted a business in accordance with EITF 98-3 “Determining whether a Nonmonetary Transaction Involves Receipt of Productive Assets or a Business”. As such, the transaction was accounted for as business combination in accordance with ASC 805.

Purchase consideration consisted of RMB42,352,000 (equivalent to US$6,265) in cash that was paid in installments. Cash paid in 2008 and 2009 totaled US$3,993 and US$1,720, respectively. The balance of US$552 was paid in July 2010. In addition, the Company is required to pay additional consideration, up to RMB15,000,000 if certain pre-tax profit targets are met during the two year period from March 1, 2009 to March 1, 2011. Should the Company successfully complete an initial public offering prior to September 1,

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

2011, the contingent consideration obligation may be settled in ordinary shares of equivalent value (i.e, RMB15,000,000). Otherwise, the contingent consideration obligation must be settled in cash.

The actual pre-tax profit of the Justin Contract for the two year period from March 1, 2009 to March 1, 2011 was achieved. Therefore, the Company recorded a payable for business acquisition in the amount of RMB15,000,000 equivalent to US$2,282 with a corresponding increase to goodwill on March 1, 2011. On March 31, 2011, the Company entered into a supplemental agreement with Justin, pursuant to which, the Company has agreed to issue 1,078,710 ordinary shares of the Company to Justin if the Company completes an initial public offering prior to August 31, 2011. If the Company cannot complete an initial public offering prior to August 31, 2011, Justin can elect to receive cash of RMB15,000,000 or 1,078,710 ordinary shares of the Company by sending written notice to the Company before November 30, 2011. The Group accounted for the modification of the settlement option (i.e., fixing the number of shares to 1,078,710) as an extinguishment of the payable in accordance with ASC 470-50-40-10(a) because the change in fair value of the embedded conversion option is over 10 percent of the carrying amount of the original debt instrument immediately before the modification. The fair value of the liability based on the terms in the supplemental agreement on March 31, 2011 was US$2,005 and the Group recorded a gain of US$277 in the consolidated statement of operations on December 31, 2011.

The Group has accounted for the supplemental agreement as a liability that will be accreted from March 31, 2011 to the maturity date of August 31, 2011 using the effective interest method. The Group recorded interest expense of US$277 in the consolidated statements of operations for the year ended December 31, 2011.

On August 17, 2011, in accordance with the supplemental agreement, Justin sent a written notification to the Company, electing to receive RMB15,000,000 in cash as the Company is not expected complete its IPO prior to August 31, 2011. Justin further acknowledged and confirmed that the obligations of the Company under the supplemental agreement shall be fully performed and discharged upon payment by the Company. On the same day, the Company settled this obligation by paying RMB15,000,000 in cash.

(b)	Acquisition of contracts from I-Equity

On December 8, 2010, February 27, 2011, March 15, 2011, August 16, 2011 and September 20, 2011, the Group entered into a series of framework agreements with I-Equity Management Limited (“I-Equity”), pursuant to which the Company agreed to purchase the existing and future contracts between I-Equity or its related parties and China Unicom, under which I-Equity or its related parties will provide direct marketing services to China Unicom in Ningbo and Chengdu, Wenzhou, Shanghai, Henan and the Three Northeast Provinces (Liaoning, Jilin and Heilongjiang), for cash consideration of US$18,500, US$7,500, US$14,750, US$1,600 and US$1,500, respectively. One of the shareholders of I-Equity’s related parties is a family member of a non-executive-officer employee of the Company. The deposits of US$3,700 and US$24,025 were paid as of December 31, 2010 and 2011, respectively. The direct marketing service contracts between I-Equity’s related parties and China Unicom for Chengdu, Shanghai, Ningbo and Wenzhou were signed in May 2010, September 2010, April 2011 and January 2012, respectively. I-Equity and its related parties currently do not have any contracts with China Unicom to provide direct marketing services in Henan and the Three Northeast Provinces.

Once all the contracts between China Unicom and I-Equity in Wenzhou, Shanghai and Henan are in place, the Company and I-Equity intend to supplement the framework agreements to finalize the terms of the acquisitions, including closing date, final purchase consideration, payment schedule and form of

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

consideration. These terms were not agreed to in the framework agreements. Therefore, the Company did not account for these transactions as a business combination in accordance with ASC 805-10-25-7.

All amounts paid in connection with the framework agreements as of December 31, 2010 and December 31, 2011 were accounted for as non-current deposits on the consolidated balance sheets.

On January 9, 2012 the deposits made by the Company to I-Equity relating to the framework agreement for the Three Northeast Provinces (Liaoning, Jilin and Heilongjiang) were returned to the Company.

On February 13, 2012 and February 23, 2012, the Group completed the acquisition of direct marketing contracts between China Unicom and I-Equity’s related parties, Ningbo Jingxun Communications Equipment Co., Ltd. (“Ningbo Jingxun”) and Chengdu Jingxun Communications Equipment Co., Ltd. (“Chengdu Jingxun”). The acquired contracts, customer relationship, non-compete covenant, and related business processes (collectively, the “Acquired Assets”) constituted a business in accordance with ASC 805, Business Combinations. As such, the transactions were accounted for as business combinations in accordance with ASC 805. While the Group acquired substantially all of the key operating assets of the acquired business, other than the Acquired Assets, the Group did not acquire any other assets or assume any liabilities of Ningbo Jingxun and Chengdu Jingxun. As a result of the acquisitions, the Group is expected to further expand its direct marketing service coverage in the PRC. The following table summarizes the estimated fair value of assets acquired and liabilities assumed on the acquisition date:

Ningbo &Chengdu
US$
Cash consideration	18,500
Total consideration	18,500

Customer relationships	10,731
Non compete covenant	1,015
Deferred tax liability	(2,937)

Goodwill	9,691

None of the goodwill acquired can be deducted for tax purposes. The Group assesses goodwill for impairment at the reporting unit level and determined that each reporting unit is identified at the segment level. All goodwill has been allocated to the direct marketing segment as of the corresponding acquisition. The goodwill recognized is attributable primarily to expected synergies from the acquired direct marketing services business.

The identifiable intangible assets acquired, including business relationship with China Unicom and non compete covenant, have estimated useful lives of 15 years and 5 years, respectively. The Group amortizes acquired intangible assets on a straight line basis over their estimated useful lives.

Pro forma consolidated financial information

The following unaudited pro forma consolidated financial information reflects the results of the operations of the Group for the years ended December 31, 2010 and 2011, as if the acquisitions of the contracts between I-Equity and China Unicom in Ningbo and Chengdu described above had been completed as of January 1, 2010. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

on the date indicated and may not be indicative of future operating results. These amounts have been calculated after applying the Group’s accounting policies and the pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the year ended December 31,
	2010	2011
	US$	US$
	unaudited	unaudited
Net revenues	17,858	31,996
Net income	12	7,378

The pro forma adjustments in the calculation of unaudited net income include the adjustments representing an increase in amortization expenses of US$918 and US$918, which is a direct result from the step-up in basis of intangible assets to fair value on the acquisition date and the corresponding reduction in income tax expenses of US$230 and US$230 for the years ended December 31, 2010 and 2011, respectively.

5.	RESTRICTED CASH, BANK BORROWINGS

(a)	Restricted cash for bank borrowings

On December 12, 2011, the Group entered into a business loan agreement with Far East National Bank for a variable rate revolving line of credit loan of US$1,500 due on December 7, 2012 with a certificate of deposit of US$1,671 deposited to Far East National Bank as collateral while the loan is outstanding. The interest rate is subject to change from time to time based on Far East National Bank Prime Rate with an initial rate of 3.250% per annum at the time of borrowing. The certificate of deposit is restricted as to withdrawal and use while the loan is outstanding. Therefore, it is classified as restricted cash on the consolidated balance sheet as of December 31, 2011.

On December 22, 2011, the Group entered into a business loan agreement with Cathay Bank for a variable rate revolving line of credit loan of US$4,750 due on December 21, 2012. The interest rate is subject to change from time to time based on the Prime Rate as published in the Wall Street Journal. This borrowing is secured by an irrevocable standby letter of credit (“L/C”), issued by Industrial & Commercial Bank of China Limited (“ICBC”), with Cathay Bank as the beneficiary of the L/C. A certificate of deposit of RMB37,250,000 (US$5,912) was deposited to ICBC as collateral for the issuance of the standby L/C. Cathay Bank retains the rights to hold the standby L/C as collateral and ICBC has the right to hold the certificate of deposit as collateral while the loan is outstanding. The certificate of deposit is restricted as to withdrawal and use while the loan is outstanding. Therefore, it is classified as restricted cash on the consolidated balance sheet as of December 31, 2011.

(b)	Restricted cash for contract with Wuhan Science and Technology University and China Unicom

On March 23, 2011, the Group entered into a contract with Wuhan Science and Technology University (the “University”) and China Unicom, pursuant to which the Company and China Unicom agreed to construct a campus-wide information system (the “Campus System”) for the University. The University appointed China Unicom as their only telecommunication provider. The Group will act as direct marketing agent of China Unicom and will be entitled to an agreed fee-sharing scheme for all the communication charges earned by China Unicom from the users in the University for 5 years. The Group has committed to invest US$1,478 (RMB10, 000,000) for the construction of the radio frequency identification system, data room

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

system and information management system. China Unicom is responsible for constructing the network infrastructure. As of December 31, 2011, the Group has deposited US$794 (RMB5,000,000) into a bank account established by the Group. Usage and withdrawal requires the mutual consent of the Group and the University and is restricted in that it can only be used for the construction of the Campus System. As such, the US$794 (RMB5,000,000) is accounted for as restricted cash and classified as a non-current asset on the consolidated balance sheet. Given that usage of the cash will be for the construction of the Campus System, the Group has classified the related changes in restricted cash as an investing activity in the consolidated statement of cash flows.

6.	ACCOUNTS RECEIVABLE

	As of December 31, 2010	As of December 31, 2011
	US$	US$
Accounts receivable	1,461	6,228
Less: Allowance for doubtful accounts	—	—

Accounts receivable, net	1,461	6,228

All the account receivables are non-interest bearing.

7.	INVENTORY

	As of December 31, 2010	As of December 31, 2011
	US$	US$
Network cards	162	116
Mobile phones	25	309

	187	425

No provision for obsolescence was recognized in any of the years presented.

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31, 2010	As of December 31, 2011
	US$	US$
Rental and other deposits	844	1,092
Prepaid expenses	16	138
Others	70	72

	930	1,302

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

9.	PROPERTY AND EQUIPMENT, NET

	As of December 31, 2010	As of December 31, 2011
	US$	US$
Electronic and office equipment	642	845
Motor vehicles	192	243
Leasehold improvements	108	112
Software	—	218

Property and equipment, cost	942	1,418
Less: Accumulated depreciation	(366)	(635)

Property and equipment, net	576	783

Depreciation expense was US$186, US$168 and US$227 for the years ended December 31, 2009, 2010 and 2011, respectively.

10.	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

The Company has three reporting units for testing goodwill for impairment. All goodwill has been allocated to the direct marketing segment. Changes in the carrying amount of goodwill for the years ended December 31, 2009, 2010 and 2011 are as follows:

Goodwill
US$
Balance as of December 31, 2009	15,880
Goodwill impairment	—
Balance as of December 31, 2010	15,880
Settlement of contingent consideration in connection with the acquisition of Justin Contract	2,282
Goodwill impairment	—

Balance as of December 31, 2011	18,162

No impairment loss was recognized in any of the periods presented.

Other intangible assets consist of the following:

	As of December 31, 2010	As of December 31, 2011
	US$	US$
Customer relationships	7,468	7,468
Noncompetition covenants	4,312	4,312

Less: Accumulated amortization	4,387	6,126

Total	7,393	5,654

The Group amortizes acquired intangible assets on a straight line basis over the estimated useful life. The Group recognized US$1,269, US$1,741 and US$1,739 of amortization charges for each of the years ended December 31, 2009, 2010 and 2011.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

The estimated annual amortization expenses for the above intangible assets for each of the following five years are as follows:

US$
2012	1,395
2013	1,346
2014	1,037
2015	862
2016	348

Total	4,988

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31, 2010	As of December 31, 2011
	US$	US$
Service fee payable (note a)	91	—
Advance receipt from Tedge (note b)	266	—
Salary and welfare payable	1,161	1,437
Uncertain income tax liabilities (note 14)	489	3,596
Other tax payable	171	733
Professional fees (note c)	755	2,370
Other payables	634	472

	3,567	8,608

(a)	The service fee payable relates to service fees due to Guangzhou Infowell, a sales agent of the Group, for direct marketing services. The Company’s credit terms with Guangzhou Infowell is generally one month. The service fees paid by the Group to Guangzhou Infowell of US$2,312, US$1,266 and US$1,404 for the years ended December 31, 2009, 2010 and 2011, respectively, have been included in the consolidated statements of operations.

(b)	Represents advance receipts from Tedge for the sales of the loyalty program software.

(c)	Relates to legal fees incurred in connection with the Company’s planned initial public offering.

12.	CONTINGENTLY REDEEMABLE CONVERTIBLE AND CONVERTIBLE PREFERRED SHARES

As part of the Separation, the Company issued Series A, B, C, D, E and F preferred shares (collectively, the “Preferred Shares”) to the shareholders of PayEase. The Series A-F shares were recorded at fair value on the Separation date and presented on a retroactive basis. In December 2010, the Company started to receive cash from various new investors to subscribe for Series G preferred shares to be issued by the Company. The financing agreements had not been finalized as of December 31, 2010. The cash received as of December 31, 2010 amounted to US$2,154 was recorded as a current liability in the consolidated balance sheets. In May 2011, the Company issued an aggregate of 8,195,662 Series G preferred shares. The Series A-G preferred shares are collectively referred to as the Preferred Shares.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

The following is a summary of the significant terms of the Preferred Shares:

Conversion rights

Each holder of a given series of Preferred Shares is entitled to convert any or all of its Preferred Shares at any time, without the payment of any additional consideration, into such number of fully paid and non-assessable ordinary shares per Preferred Share as is determined by dividing the original purchase price applicable to such series of Preferred Shares by the conversion price applicable to such series of Preferred Shares, in effect at the time of conversion. As of December 31, 2011, 2010 and 2009, this conversion ratio was one Preferred Share was convertible into one ordinary share. The maximum number of ordinary shares that would be required to settle a conversion of all Preferred Shares is as follows:

	Maximum number of shares issuable as of
	December 31, 2011	December 31, 2010	December 31, 2009
Series A	432,358	432,358	432,358
Series B	2,125,000	2,125,000	2,125,000
Series C	568,052	568,052	568,052
Series D	13,918,805	13,884,255	13,744,406
Series E	23,006,778	23,006,778	23,006,778
Series F	24,999,995	24,999,995	24,999,995
Series G	8,195,662	—	—

The conversion ratio for any series of Series A, B, and C Preferred Shares (collectively, the “Junior Preferred Shares”) shall be subject to adjustment only as provided in accordance with items (a), (b), and (c) below in order to adjust the number of ordinary shares into which such series of the Preferred Shares is convertible. The conversion ratio for any of Series D, E, F and G Preferred Shares (collectively, the “Senior Preferred Shares”) shall be subject to adjustment as provided in accordance with items (a), (b), (c) and (d) in order to adjust the number of ordinary shares into which such series of the Preferred Shares is convertible.

(a) Adjustments for stock dividends, splits, subdivisions, combinations, or consolidation of ordinary shares

(b) Adjustments to ordinary shares for other distributions not otherwise specified

(c) Adjustments to ordinary shares for reclassification, exchange and substitution

(d) Additional ordinary shares issued for a consideration per share less than the effective conversion price

Automatic Conversion

Each Preferred Share or such series of Preferred Shares, as applicable, shall automatically be converted into ordinary shares at the then-effective conversion ratio applicable to such Preferred Share upon either (A) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the United States Securities Act of 1933 covering the offer and sale of ordinary shares for the account of the Company to the public with aggregate proceeds to the Company in excess of US$30 million (before deduction for underwriting commissions and expenses); or (B) the affirmative vote or written consent of a majority of the outstanding shares of such series of Preferred Shares (each such event is an “Automatic Conversion”). In the event of an Automatic Conversion of the Preferred Shares upon a public offering as aforesaid, the person(s) entitled to receive the ordinary shares issuable upon such conversion of such Preferred Shares shall not be deemed to have converted such Preferred Shares until immediately prior to the closing of such sale of securities.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Dividends

The holders of Senior Preferred Shares shall be entitled to receive cumulative dividends at an annual dividend rate for each outstanding share held, in preference on any shares of Junior Preferred Shares, and ordinary shares. No accumulation of dividends shall bear any interest. Dividends are subject to declaration by the Board of Directors.

The holders of Junior Preferred Shares shall be entitled to receive non-cumulative dividends at an annual dividend rate for each outstanding share held, payable when and if declared by the Board of Directors, in preference and priority of dividend payments on any ordinary shares.

In the event that the Company has declared but unpaid dividends outstanding immediately prior to, and in the event of, a conversion of Preferred Shares, the Company shall, at the option of the Company, pay in cash to the holders of Preferred Shares subject to conversion the full amount of any such dividend or allow such dividend to be converted into ordinary shares through the issuance of further ordinary shares in accordance with, and pursuant to, the effective conversion rate for each series of Preferred Shares.

The dividend rates for each series of Preferred Shares as of December 31, 2009 were nil as the Preferred Shares were not issued until 2010. The dividend rates applicable to the Preferred Shares upon issuance are as follows:

In US$	Dividend rates
Noncumulative
Series A	$0.08064
Series B	$0.00
Series C	$0.1728
Cumulative
Series D	$0.01152
Series E	$0.01843
Series F	$0.0576
Series G	$0.1272

No dividends have been declared for the Preferred Shares.

Voting rights

The holder of each Preferred Share is entitled to the number of votes equal to the number of ordinary shares into which such Preferred Share could be converted at the voting date.

Redemption

The Junior Preferred Shares are non-redeemable.

At the election by the holders of more than 50% of the outstanding Series E and F Preferred Shares (voting as a single series), the Company shall redeem all of the Series E and F Preferred Shares outstanding at anytime beginning on January 21, 2014 (the “Redemption Date”), by paying cash equal to the original Series E, F and G issue price, plus cumulative dividends and all declared but unpaid dividends.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

At the election by the holders of more than 50% of the outstanding Series D Preferred Shares, the Company shall redeem all of the Series D Preferred Shares outstanding at the Redemption Date, subject to the priority of Series E, F and G Preferred Shares, by paying cash equal to the original purchase price for each Series D Preferred Share, plus all cumulative dividends and all declared but unpaid dividends. The redemption prices per share and total redemption values effective for the Senior Preferred Shares as of December 31, 2009 were nil as the Preferred Shares were not issued until 2010. The redemption prices applicable to the Preferred Shares upon issuance are as follows:

In US$	Redemption price per share
Series D	$0.19
Series E	$0.31
Series F	$0.96
Series G	$2.12

Liquidation Preference

The Junior Preferred Shares do not have a liquidation preference.

In the event of liquidation, dissolution or winding up of the Company, the holders of the Senior Preferred Shares are entitled to receive the agreed liquidation price per share, plus an amount equal to any dividends on such shares declared and unpaid. The liquidation prices per share for the Senior Preferred Shares as of December 31, 2010 and 2011 were as follows:

In US$	Liquidation price per share
Series D	$0.19
Series E	$0.31
Series F	$0.96
Series G	$2.12

After payment has been made to the holders of Senior Preferred Shares for the full amounts to which they are entitled pursuant to above, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of ordinary shares and Preferred Shares based on the number of ordinary shares into which such Preferred Shares are convertible.

Initial Measurement and Subsequent Accounting for Preferred Shares

The Junior Preferred Shares are classified in permanent equity in the accompanying consolidated balance sheets because they are not mandatorily redeemable financial instruments under ASC 480-10-S99. The Junior Preferred Shares were initially measured at fair value and no subsequent measurement is required. No beneficial conversion feature was recognized for the Junior Preferred Shares as the fair value of the ordinary shares at the Separation date was less than the most favorable conversion price for the issuance.

The Senior Preferred Shares do not meet the criteria of mandatorily redeemable financial instruments specified in ASC 480-10-S99, and have been classified as mezzanine equity in the accompanying consolidated balance sheets. The Senior Preferred Shares were initially measured at fair value. No beneficial

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

conversion feature was recognized for the Senior Preferred Shares as the fair value of the ordinary shares at the Separation date (for Series D, E, F) or the fair value of the ordinary shares on the commitment date (for Series G) was less than the most favorable conversion price for the issuance.

The Company has elected to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at each reporting period. The changes in redemption value including cumulative dividends shall be recorded as a reduction of income available to ordinary shareholders in accordance with ASC 480-10-S99 3A.

The movement in the carrying value of the Series D, E, F and G Preferred Shares is as follows:

	Series D	Series E	Series F	Series G	Total
	US$	US$	US$	US$	US$
Balance as of January 1, 2011	2,830	7,457	25,320	—	35,607
Issuance of Series G				17,375	17,375
Cumulative dividends	160	424	1,440	665	2,689

Balance as of December 31, 2011	2,990	7,881	26,760	18,040	55,671

13.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries, Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiary.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s subsidiaries, being foreign-invested enterprises established in the PRC, are required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. The Company’s subsidiaries are required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries. Since Talkie Shenzhen has been in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2009, 2010 and 2011.

The general reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they available for distribution except under liquidation.

In addition, the PRC restricts the transfer of assets or dividends outside the country. The PRC government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of the Company’s PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy its foreign currency denominated obligations.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Amounts restricted include net assets of the Company’s PRC subsidiaries, totaling approximately US$36,110 as of December 31, 2011; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 are disclosed in note 25.

14.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

United States

No provision for the US profits tax has been made in the financial statements as there were no assessable profits arising in the US for the three years ended December 31, 2009, 2010 and 2011.

Hong Kong

Profits tax in Hong Kong was assessed at the rate of 16.5% of taxable income for the years ended December 31, 2009, 2010 and 2011.

China

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which was effective on January 1, 2008. The New EIT Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises.

The New EIT law provides a transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. Based on the transitional rule, certain categories of enterprises, including the foreign invested enterprise located in Shenzhen Special Economic Zone which previously enjoyed a preferential tax rate of 15% are eligible for a five-year transition period during which the income tax rate will be gradually increased to the unified rate of 25%. Specifically, the applicable rates for Talkie Shenzhen are 22%, 24% and 25% for 2010, 2011, 2012 and thereafter, respectively.

Profit (loss) before income taxes consists of:

	2009	2010	2011
	US$	US$	US$
Cayman Island	—	(1)	(2,933)
US	(619)	(2,870)	(841)
Hong Kong	(604)	1,602	5,182
PRC	773	3,286	11,457

Total	(450)	2,017	12,865

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

The current and deferred components of the income tax benefit appearing in the consolidated statements of operations are as follows:

	2009	2010	2011
	US$	US$	US$
Current tax expense	793	1,326	4,064
Deferred tax expense (benefit)	(407)	(133)	239

Income tax expenses	386	1,193	4,303

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax benefit is as follows:

	2009	2010	2011
	US$	US$	US$
Profit (loss) before income tax	(450)	2,017	12,865
Income tax expense (benefit) computed at applicable tax rates (25%)	(112)	504	3,216
Effect of different tax rates in different jurisdictions	52	(345)	175
Nondeductible expenses	402	922	636
Effect of preferential tax rate	(75)	(28)	(20)
Change in valuation allowance	—	96	124
Changes in interest and penalty on unrecognized tax benefits	119	44	172

Total	386	1,193	4,303

A roll-forward of unrecognized tax benefits is as follows:

	2009	2010	2011
	US$	US$	US$
Balance, beginning of year	25	259	308
Additions related to tax positions in current year	234	40	2,836
Foreign currency adjustment	—	9	86

Balance, end of year	259	308	3,230

The Group has recorded an unrecognized tax benefit, including accrued interest and penalties, of approximately US$489 and US$3,596 as at December 31, 2010 and 2011, respectively, which is included in the account of “accrued expenses and other liabilities”. In 2009, 2010 and 2011, US$259, US$308 and US$3,230, respectively, would impact tax expense, if recognized. It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time.

During the years ended December 31, 2009, 2010 and 2011, the Company recognized approximately US$119, US$44 and US$127 in income tax expenses for interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits were approximately US$181 and US$366 at December 31, 2010 and 2011, respectively.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

The aggregate amount and per share effect of tax holidays are as follows:

	2009	2010	2011
	US$	US$	US$
The aggregate amount	(75)	(28)	(20)

The aggregate effect on basic and diluted earnings per share:
Basic	(0.004)	(0.001)	(0.0005)

Diluted	(0.004)	(0.001)	(0.0005)

The components of deferred taxes are as follows:

	2010	2011
	US$	US$
Deferred tax assets, current portion
Deferred revenue	879	590
Accrued expenses	76	60

Total deferred tax assets, current portion	955	650

Deferred tax assets, non-current portion
Deferred revenue	316	124
Net operating losses	96	125
Less: valuation allowance	(96)	(125)

Total deferred tax assets, non-current portion	316	124

Deferred tax liabilities, current portion
Amortization of purchased intangible assets	311	—

Deferred tax liabilities, non-current portion
Amortization of purchased intangible assets	900	900

As of December 31, 2010 and 2011, the Company had US$96 and US$125 tax operating loss which can be carried forward to offset future net profit for income tax purposes.

As of December 31, 2011, the tax years ended December 31, 2007 through 2011 remains open for statutory examination by the tax authorities.

15.	EMPLOYEE SHARE OPTIONS

In October 2009, the Company adopted the 2009 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of stock options to employees, directors and consultants and there were 28,000,000 shares reserved for issuance under the Plan. In addition, as part of the Separation (see note 1), the Company adopted the following stock option plans to mirror those adopted by PayEase: (i) 2004 Stock Option Plan of W-Phone (former legal name of PayEase); (ii) 2004 Special Purpose Stock Option Plan of W-Phone; and (iii) 2006 Equity Incentive Plan of PayEase. The maximum term of any issued stock option is ten years from the grant date.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Prior to the Separation

The Company recognized the compensation costs related to the options granted to the Company’s employees in accordance with SAB Topic 1B in the consolidated financial statements. The accompanying consolidated statements of operations for the years ended December 31, 2009 includes US$27 of stock based compensation expenses. The stock based compensation expenses were recorded in general and administrative expenses.

The fair value of stock options granted to the Company’s employees was determined using the Binominal option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used to estimate the fair value of the stock options granted are as follows:

Assumptions	2006
Expected volatility	73.13%
Risk-free interest rate	4.70%
Dividend yield	0%
Forfeiture rate	0%
Exercise Multiple	2

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

A summary of stock option activity and related information for the year ended December 31, 2009 is as follows. There were no options granted or forfeited during the year ended December 31, 2009.

	PayEase stock options granted to the Company’s employees
	Common stock options	Weighted average exercise price per share	Weighted average Grant-date fair value per share	Weighted average remaining contractual years	Aggregated intrinsic value
		US$	US$		US$
Outstanding at December 31, 2008	27,332,069	0.05	0.016	7.48	Nil
Outstanding at December 31, 2009	27,332,069	0.05
Vested and expected to vest at December 31, 2009	27,332,069	0.05	0.016	6.48	Nil
Exercisable at December 31, 2009	27,332,069	0.05	0.016	6.48	Nil

	PayEase stock options granted to the Company’s employees
	Series D options	Weighted average exercise price per share	Weighted average Grant-date fair value per share	Weighted average remaining contractual years	Aggregated intrinsic value
		US$	US$		US$
Outstanding at January 1, 2008 and at December 31, 2008	1,483,193	0.10007	0.04	6.29	Nil
Exercised	(1,296,193)	0.10007			Nil
Outstanding at December 31, 2009	187,000	0.10007
Vested and expected to vest at December 31, 2009	187,000	0.10007	0.04	5.29	Nil
Exercisable at December 31, 2009	187,000	0.10	0.04	5.29	Nil

The aggregate intrinsic value in the table above was nil as the fair value of PayEase’s ordinary share and Series D preferred shares at each reporting date was below the respective exercise price.

Subsequent to the Separation

Effective upon the Separation, the Company issued 7,694,267 and 378,340 options to purchase ordinary shares and Series D preferred shares, respectively, of the Company, to all of the option holders of PayEase on a pro rata and like-for-like basis. The exercise price for all of PayEase’s stock options was adjusted downward to 52% of their respective exercise prices for each stock option, which is directly proportionate to the decrease in fair value of PayEase resulting from the Separation. The Group determined the fair value of the Carved-out Business to be 48% of the fair value of PayEase prior to the Separation. The reduction in the exercise price of PayEase’s stock options along with the issuance of stock options of the Company was intended to ensure that the option holders of PayEase, who also became option holders of the Company, would neither benefit nor suffer as a result of the Separation. The Company accounted for this as a modification and recognized compensation cost of $186 which represented the difference in fair value of the stock options before and after the modification. Stock options granted by the Company on the Separation

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

date to employees of PayEase have been accounted for as a dividend. For the year ended December 31, 2010, the Group recognized $60 as a dividend in the consolidated statements of changes in shareholders’ equity.

In addition, the stock options of the Company (issued on the Separation date) and PayEase were ‘stapled’ together such that option holders cannot exercise their stock options in one company without simultaneously exercising their options in the other company. As the Company’s stock options are indexed to the stock of PayEase, which is not a market, performance or service condition, the Company has accounted for its stapled stock options as a liability award. These stapled options will be remeasured to fair value on each reporting date with the changes in fair value charged to equity to the extent the fair value of the liability in future periods increases by less than the amount remaining in equity from the grant date fair value of the original award. To the extent the fair value of the liability in future periods exceeds the sum of the amount recognized in equity for the original award plus any incremental fair value resulting from the modification, any adjustment will be recognized as compensation cost. For the year ended December 31, 2010, the Group recognized $169 as a reduction of additional paid-in capital and $1,024 as compensation cost.

Effective upon the Separation date, the Company also granted 17,250,000 options to purchase ordinary shares of the Company under the Plan to three executives of the Company. Half of these awards vest on the Separation date with the remainder vesting 1/24 over a twelve month period from the Separation date. However, the option holders have an option to early exercise these awards within 30 days after the Separation date. As a condition to early exercise the options for unvested shares, the option holders must execute a restricted stock purchase agreement pursuant to which, the Company has a right to repurchase the option holder’s unvested shares at the greater of $0.057, the exercise price in the stock option agreement, or the fair market value per share on the date of repurchase upon the termination of the services provided by the option holder. If the Company does not elect to exercise the repurchase option, the Company’s option to repurchase shall terminate. Since the Company’s repurchase price is the greater of the exercise price or the fair market value, the vesting criteria are not substantive, and the stock options are considered fully vested on the Separation date. As a result, the Company recognized US$1,266 as compensation expense in the consolidated statements of operations, which represents the fair value of these awards on the Separation date.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

A summary of stock option activity and related information for the years ended December 31, 2010 and 2011 is as follows. There were no options forfeited during the years ended December 31, 2010 and 2011.

	Common stock options	Weighted average exercise price per share	Weighted average Grant–date fair value per share	Weighted average remaining contractual years	Aggregated intrinsic value
		US$	US$		US$
Outstanding, on the Separation date	7,694,267	0.096	0.038	6.39	Nil
Granted	17,250,000	0.0001	0.073
Exercised	(17,567,500)	0.002
Outstanding, December 31, 2010	7,376,767	0.096	0.038	5.48	1,298
Outstanding options granted to Employees, December 31, 2010	6,515,517	0.096	0.038	5.48	1,147
Outstanding options granted to Non-employees, December 31, 2010	861,250	0.096	0.038	5.48	151

Vested at December 31, 2010	7,376,767	0.096	0.038	5.48	1,298

Exercisable at December 31, 2010	7,376,767	0.096	0.038	5.48	1,298

Exercised	(6,920,517)	0.096
Outstanding, December 31, 2011	456,250	0.096	0.038	4.48	596
Outstanding options granted to Employees, December 31, 2011	75,000	0.096	0.038	4.48	98
Outstanding options granted to Non-employees, December 31, 2011	381,250	0.096	0.038	4.48	498
Vested at December 31, 2011	456,250	0.096	0.038	4.48	596

Exercisable at December 31, 2011	456,250	0.096	0.038	4.48	596

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

	Series D options	Weighted average exercise price per share	Weighted average Grant–date fair value per share	Weighted average remaining contractual years	Aggregated intrinsic value
		US$	US$		US$
Outstanding, on the Separation date	378,340	0.192	0.079	5.20	—
Exercised	(139,849)	0.192
Outstanding, December 31, 2010	238,491	0.192	0.079	4.29	31
Outstanding options granted to Employees, December 31, 2010	—	—	—	—	—
Outstanding options granted to Non-employees, December 31, 2010	238,491	0.192	0.079	4.29	31

Vested at December 31, 2010	238,491	0.192	0.079	4.29	31

Exercisable at December 31, 2010	238,491	0.192	0.079	4.29	31

Exercised	—	—	—	—	—
Outstanding, December 31, 2011	238,491	0.192	0.079	3.25	298

Outstanding options granted to Employees, December 31, 2011	—	—	—	—	—

Outstanding options granted to Non-employees, December 31, 2011	238,491	0.192	0.079	3.25	298

Vested at December 31, 2011	238,491	0.192	0.079	3.25	298

Exercisable at December 31, 2011	238,491	0.192	0.079	3.25	298

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share and Series D preferred shares at December 31, 2011 and the exercise price.

The fair value of stock options granted to the employees and directors was determined using the Binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used to estimate the fair value of the stock options granted in 2010 under the Plan are as follows:

Assumptions	2010
Expected volatility	63.61%
Risk-free interest rate	0.96%
Dividend yield	0%
Forfeiture rate	0%
Exercise Multiple	2

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

The Company calculated the estimated fair value of the stapled options on the Separation date using the binomial option pricing model with the following assumptions:

Assumptions	Common stock options granted on March 17, 2005	Common stock options granted on September 28, 2006	Series D options granted on March 17, 2005
Expected volatility of PayEase	73.63%	78.72%	73.63%
Expected volatility of the Company	75.93%	69.97%	75.93%
Risk–free interest rate	3.03%	3.16%	3.03%
Dividend yield	0%	0%	0%
Forfeiture rate	0%	0%	0%

Unstapled stock options

On December 22, 2010, both the Company and PayEase passed a board resolution to unstaple the stock options of the Company and PayEase. The exercise price and the number of shares underlying PayEase and the Company options remain unchanged. This was accounted for as a modification as follows:

Ordinary options granted to employees of the Company

The unstapling of ordinary options granted to employees of the Company resulted in a change in the balance sheet classification of the award from liability to equity. The modification was accounted for as the grant of an equity award in settlement of a liability. As these awards were fully vested on the modification date, the incremental compensation expense of US$25 was fully recognized in the consolidated statement of operations in December 2010.

Ordinary options granted to employees of PayEase

The employees of PayEase were not employees of the Company. Therefore, such options meet the definition of a derivative in accordance with ASC 815 because the options can be exercised through a broker-assisted cashless exercise. However, the Company has assessed and concluded that such options are considered indexed to the Company’s own stock and would otherwise be classified in shareholders’ equity in accordance with ASC 815-40-25. Therefore, the unstapling of such options resulted in a change in the balance sheet classification of the award from liability to equity. The modification was accounted for as the grant of an equity award in settlement of a liability. As the awards were fully vested on the modification date, incremental compensation expense of US$5 was fully recognized in the consolidated statement of operations in December 2010.

Series D options granted to employees of the Company and employees of PayEase

In accordance with ASC 480 Distinguishing Liabilities from Equity, the Company has continued to account for such options as a liability subsequent to the modification date because these are options for Series D contingently redeemable convertible preferred shares, which have been classified as mezzanine equity (see note 12). As the awards were fully vested on the modification date, the incremental compensation expense of US$1 was fully recognized in the consolidated statement of operations in December 2010. All of the Series D options granted to employees of the Company were exercised on December 30, 2010. The change in fair value for Series D options granted to non-employees of US$249 was recognized as compensation expense in the consolidated statements of operations for the year ended December 31, 2011.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

16.	RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Group
PayEase Corp. and subsidiaries	The parent company prior to the Separation
Chongqing Hongxing Hanyu Internet Company	The parent company of one of the Company’s shareholders is a shareholder of Chongqing Hongxing Hanyu Internet Company

(b)	The Group had the following related party balances as of December 31, 2010 and 2011:

	As of December 31, 2010	As of December 31, 2011
	US$	US$
Amounts due from related parties
PayEase Corp.	244	2,075

The amount due from PayEase Corp. as of December 31, 2010 and 2011 represented the receivable balances from PayEase Corp. after the Separation.

All balances with related parties as of December 31, 2010 and 2011 were unsecured, non-interest bearing and repayable on demand.

(c)	In addition to the transactions disclosed elsewhere in these financial statements, the Group had the following related party transactions for the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
	US$	US$	US$
Revenues from the sale of CLP software and related services to:
Chongqing Hongxing Hanyu Internet Company	1,811	—	—
Revenues from the sale of Products to:
PayEase Beijing (HK) Limited, a subsidiary of PayEase Corp.	—	—	16
Service fees of CLP related operations paid to:
PayEase Beijing (HK) Limited, a subsidiary of PayEase Corp.	—	951	964
Management fees paid to:
PayEase Corp.	—	575	464
Software license transferred from PayEase Corp.	—	—	111

On December 3, 2010, the Company and PayEase Beijing (HK) Limited, a subsidiary of PayEase, entered into an agreement whereby PayEase Beijing (HK) Limited (“Nominee”) will hold all the rights, title and interest of the CLP contracts and continue to service those CLP contracts, as nominee for and on behalf of the Company. Nominee agrees that all income, profits, and other receipts and revenues from the CLP contracts shall belong to the Company and that Nominee has no legal or beneficial interest in such income, profits and other receipts and revenues. In return, the Company will pay Nominee a service fee, which amounted US$951 and US$964 for the period from February 1, 2010 to December 31, 2010 and for the year ended December 31, 2011, respectively.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

According to the transitional service agreement entered into by the Company and PayEase effective as of February 1, 2010, PayEase agrees to provide certain administrative services, including but not limited to, company secretarial, legal, financial, information technology and other supporting services to the Group in connection with the operation of its business after the Separation. The fee for the services provided is calculated on a cost reimbursement basis. The service fee charges from PayEase to the Company for the period from February 1, 2010 to December 31, 2010 and in 2011 were US$575 and US$464, respectively.

On February 12, 2011, the Group entered into a software license transfer agreement with PayEase, pursuant to which, the license of Milesup CLP software and PayEase CLP software registered by PayEase was transferred to the Group for consideration of RMB500,000 (US$79) and RMB200,000 (US$32), respectively.

On February 14, 2011, the Company and PayEase entered into a cross license agreement, pursuant to which, PayEase will license certain intellectual property rights to the Company and the Company will license certain intellectual property rights to PayEase, for a fee to be determined by both parties.

17.	POST RETIREMENT BENEFIT PLANS

China and Hong Kong contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were US$788, US$670 and US$754 for the years ended December 31, 2009, 2010 and 2011, respectively.

Obligations for contributions to defined contribution retirement plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the consolidated statements of operations as incurred. The total amounts for such employee benefits were US$17, US$5 and US$2 for the years ended December 31, 2009, 2010 and 2011, respectively.

18.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases of office rent with initial terms in excess of one year consist of the following as of December 31, 2011:

US$
2012	515
2013	262
2014	80

857

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2009, 2010 and 2011, total rental expenses for all operating leases amounted to approximately US$843, US$893 and US$941, respectively.

Income taxes

As of December 31, 2011, the Group has recognized approximately US$3,230 as an accrual for unrecognized tax benefits (note 14). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. At December 31, 2011, the Group classified the US$3,230 accrual as a current liability.

Social insurance

As of December 31, 2010 and 2011, the Group was contingently liable to the local government with respect to accumulated under-payment of social insurance and employee welfare benefits which were estimated to be US$850 and US$1,199, respectively, and recognized as a liability by the Group. The Group may be subject to fines or penalty for any late payments.

PayEase Liabilities

Third parties may seek to hold the Group responsible for PayEase liabilities in connection with and arising on or prior to the Separation. Although the Group and PayEase have entered into an indemnification and insurance matters agreement, pursuant to which PayEase agreed to indemnify the Group for liabilities related to its business and not related to the Carved-out Business, there is a reasonably possible that the Group may incur a loss related to liabilities of the non carved-out business. However, the Group cannot make a reasonable estimate of such a loss due to the uncertainty as to whether third parties will seek to hold the Group responsible for such liabilities. Therefore, the Group did not accrue for these contingent liabilities in any of the periods presented.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

19.	SEGMENT REPORTING

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s CODM evaluates segment performance based on revenues, cost of revenues and gross profit by segment. The Group has determined that it has three reportable segments, namely direct marketing services, customer loyalty services and predictive analytics services, the latter of which was added in 2010. The revenues, cost of revenues and gross profit by segment are as follows:

	2009
	Direct marketing services	Customer loyalty services	Predictive data analytics services	Total
	US$	US$	US$	US$
Revenues	10,241	2,342	—	12,583
Cost of revenues	7,970	626	—	8,596

Gross profit	2,271	1,716	—	3,987
Unallocated operating expenses				4,378

Operating loss				(391)
Unallocated non–operating expenses/(income), net				59

Loss before income tax				(450)
Income tax expense				386

Net loss				(836)

	2010
	Direct marketing services	Customer loyalty services	Predictive data analytics services	Total
	US$	US$	US$	US$
Revenues	14,678	1,808	1,229	17,715
Cost of revenues	7,085	1,075	32	8,192

Gross profit	7,593	733	1,197	9,523
Unallocated operating expenses				7,487

Operating profit				2,036
Unallocated non–operating expenses/(income), net				19

Profit before income tax				2,017
Income tax expense				1,193

Net profit				824

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

	2011
	Direct marketing services	Customer loyalty services	Predictive data analytics services	Total
	US$	US$	US$	US$
Revenues	24,929	1,458	4,741	31,128
Cost of revenues	6,522	1,165	35	7,722

Gross profit	18,407	293	4,706	23,406
Unallocated operating expenses				10,260

Operating profit				13,146
Unallocated non-operating expenses/(income), net				(281)

Profit before income tax				12,865
Income tax expense				4,303

Net profit				8,562

The Group’s CODM does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segment.

Geographic disclosures:

As the Group primarily generates its revenues from customers in Mainland China and Hong Kong, no geographical segments are presented. Majority of the Group’s long-lived assets are located in Mainland China and Hong Kong.

20.	EARNINGS (LOSS) PER SHARE

The Group computes basic earnings (loss) per share in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall. Under the provisions of ASC 260-10, basic earnings (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the year.

Diluted earnings (loss) per share is computed using the weighted-average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options, Senior Preferred Shares and Junior Preferred Shares. The effects of share options and preferred shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2009 and 2010 as their effects would be anti-dilutive.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Basic and diluted earnings (loss) per share for each of the years presented is calculated as follows:

	2009	2010	2011
	US$	US$	US$
Net profit (loss)	(836)	824	8,562
Accretion of contingently redeemable convertible preferred shares:	—	(14,616)	(2,689)

Net profit (loss) attributable to ordinary shareholders used in calculating earnings per ordinary share—basic and diluted	(836)	(13,792)	5,873
Earnings allocated to participating preferred shareholders	—	—	3,614

Numerator for basic and diluted earnings (loss) per ordinary share	(836)	(13,792)	2,256
Denominator:
Number of ordinary shares outstanding, beginning of year	18,028,604	18,028,604	38,812,770
Ordinary shares to be issued in connection with the acquisition of VisPac	3,216,666	3,146,164	—
Ordinary shares issued in connection with the acquisition of VisPac		70,502	—
Exercise of stock options	—	15,787,541	5,047,873
Weighted average number of ordinary shares outstanding used in calculating basic earnings (loss) per share	21,245,270	37,032,811	43,860,643

Share options			403,920
Weighted average number of ordinary shares outstanding used in calculating diluted earnings (loss) per share	21,245,270	37,032,811	44,264,563

Basic earnings (loss) per share:	(0.04)	(0.37)	0.05

Diluted earnings (loss) per share:	(0.04)	(0.37)	0.05

The weighted average number of ordinary shares includes ordinary shares which the Company agreed to issue to the VisPac sellers on December 30, 2008. The Company’s commitment to issue the shares was not subject to any contingencies. Therefore, although these shares were not issued until December 23, 2010, the shares have been included in the weighted average number of ordinary shares used in calculating basic earnings (loss) per share as though they were issued on December 30, 2008.

The Company had a weighted-average of 7,694,267, 7,376,767 and 456,250 ordinary share options outstanding; 378,340, 238,491 and 238,491 series D preferred share options outstanding; 3,125,410, 3,125,410 and 3,125,410 convertible preferred shares outstanding; and 61,751,179, 61,891,028 and 70,086,690 contingently redeemable convertible preferred shares outstanding during the years ended December 31, 2009, 2010 and 2011, respectively. The preferred shares were excluded from the computation of diluted net loss (earnings) per share for the years ended December 31, 2009 and 2010, as the holders of the preferred shares are not contractually obligated to share in the losses of the Group for the years ended December 2009 and 2010.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

In the year ended December 31, 2011, the basic earnings per share was calculated using the two class method because the preferred shares (note 12) were participating securities. The effects of the preferred shares were anti-dilutive when computed on an “if converted” basis.

The Company’s Series A - G preferred shares (Note 12) are convertible into fully paid and non-assessable ordinary shares on a one for one basis. Assuming the conversion had occurred on January 1, 2011, based on existing terms of the Preferred Shares as of December 31, 2011, the pro forma basic and diluted earnings per share for the year ended December 31, 2011 are calculated as follows (unaudited):

For the year ended December 31, 2011 (Pro forma)
US$
(unaudited)
Numerator
Net income attributable to ordinary shareholders used in calculating earnings per ordinary share—basic and diluted	5,873
Add: Cumulative dividends of contingently redeemable convertible preferred shares	2,689

8,562

Denominator
Weighted average number of ordinary shares outstanding	43,860,643
Conversion of convertible preferred shares (Series A, B and C) to ordinary shares	3,125,410
Conversion of contingently redeemable convertible preferred shares (Series D, E, F and G) to ordinary shares	67,122,779

Denominator for pro forma basic earnings per share	114,108,833

Share options	403,920

Denominator for pro forma diluted earnings per share	114,512,753

Pro forma earnings per share—basic	0.08

Pro forma earnings per share—diluted	0.07

21. COMPREHENSIVE INCOME (LOSS)

The components of total comprehensive income (loss) for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
	US$	US$	US$
Net income (loss)	(836)	824	8,562
Foreign currency translation differences	(2)	(69)	459

Total comprehensive income (loss)	(838)	755	9,021

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS

ASC 820-10, Fair Value Measurements and Disclosures establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820-10, Series D stock options granted to employees and non-employees of the Company are measured at fair value at the end of each reporting period (see note 15), and are classified as Level 3 by using the income approach based on inputs that are unobservable in the market.

	Fair Value Measurement at December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
	US$	US$	US$
Series D stock options	—	—	299

A reconciliation of the beginning and ending balances is presented as follows:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
US$
Balance as of January 1, 2011	50
Issuances	—
Settlements	—
Total gains or losses included in earnings	249

Balance as of December 31, 2011	299

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses	249

The above gains or losses have been recorded in general and administrative expenses in the consolidated statements of operations.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

23.	SUBSEQUENT EVENT

The following subsequent events have been evaluated through March 16, 2012, the date the financial statements were issued.

In February 2012, the Group issued promissory notes to certain investors with an aggregate principal balance of $4,760, bearing interest at a rate of 10% of the principal balance upon maturity and maturing on various dates in April 2012 beginning on April 23, 2012. One of these promissory notes in the principal amount of $960 was issued to Maxima Capital Management, Inc. Max Fang, one of our directors, is a director of Maxima Capital Management, Inc.

24.	EVENT (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITOR’S REPORT

On March 20, 2012, the Group entered into a framework agreement with I-Equity, pursuant to which the Company agreed to purchase the existing and future contracts between I-Equity or its related parties and China Unicom, under which I-Equity or its related parties will provide direct marketing services to China Unicom in the Three Northeast Provinces (Liaoning, Jilin and Heilongjiang). The deposit of US$1,500 was paid in March 2012. The Company and I-Equity intend to supplement the framework agreements to finalize the terms of the acquisitions, including closing date, final purchase consideration, payment schedule and form of consideration. These terms were not agreed to in the framework agreements.

On April 10, 2012, the Group entered into the amendments to promissory notes, which were issued in February 2012, with the investors to extend the maturity date to May 31, 2012.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer certain of its net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include net assets totaling US$36,110 as of December 31, 2011. The following is the condensed financial information of the Company on a parent-company only basis:

Condensed balance sheets

	As of December 31,
	2010	2011
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	3,741	528
Amount due from PayEase	244	18
Deferred initial public offering expenses	919	119

Total current assets	4,904	665

Non-current assets:
Investment and loans to subsidiaries (i)	38,807	48,772
Deposit for acquisitions of contracts from I-Equity	—	20,725

Total non-current assets	38,807	69,497

Total assets	43,711	70,162

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Receipts from Series G Preferred Shares	2,154	—
Other current liabilities	755	2,407
Share-based compensation liability	50	299

Total current liabilities	2,959	2,706

Total liabilities	2,959	2,706

Commitments and contingencies
Contingently Redeemable Convertible Preferred Shares
Series D contingently redeemable convertible preferred shares (par value of US$0.0001 per share; Authorized: 14,122,745 shares as of December 31, 2010 and 2011; Issued and outstanding: 13,884,255 shares as of December 31, 2010 and 2011)	2,830	2,990
Series E contingently redeemable convertible preferred shares (par value of US$0.0001 per share; Authorized: 23,006,778 shares as of December 31, 2010 and 2011; Issued and outstanding: 23,006,778 shares as of December 31, 2010 and 2011)	7,457	7,881
Series F contingently redeemable convertible preferred shares (par value of US$0.0001 per share; Authorized: 24,999,995 shares as of December 31, 2010 and 2011; Issued and outstanding: 24,999,995 shares as of December 31, 2010 and 2011)	25,320	26,760
Series G contingently redeemable convertible preferred shares (US$0.0001 per share; Authorized: nil and 9,000,000 shares as of December 31, 2010 and 2011; Issued and outstanding: nil and 8,195,662 shares as of December 31, 2010 and 2011, Pro forma: nil (unaudited))	—	18,040

	35,607	55,673

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

	As of December 31,
	2010	2011
	US$	US$

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; Authorized: 434,745,072 and 425,745,072 shares as of December 31, 2010 and 2011; issued and outstanding: 38,812,770 and 45,733,287 shares as of December 31, 2010 and 2011)	4	5
Convertible preferred shares
Series A shares (par value of US$0.0001 per share; Authorized: 432,358 shares as of December 31, 2010 and December 31, 2011; issued and outstanding: 432,358 shares as of December 31, 2010 and 2011)	32	32
Series B shares (par value of US$0.0001 per share; Authorized: 2,125,000 shares as of December 31, 2010 and 2011; issued and outstanding: 2,125,000 shares as of December 31, 2010 and 2011)	156	156
Series C shares (par value of US$0.0001 per share; Authorized: 568,052 shares as of December 31, 2010 and 2011; issued and outstanding: 568,052 shares as of December 31, 2010 and 2011)	41	41
Additional paid-in capital	26,056	26,722
Accumulated other comprehensive loss	(590)	(132)
Accumulated deficit	(20,554)	(15,039)

Total shareholders’ equity	5,145	11,785

Total liabilities, contingently redeemable convertible preferred shares and shareholders’ equity	43,711	70,162

(i)	Loans to subsidiaries of US$35,861 and US$35,175 as of December 31, 2010 and 2011 were unsecured, non-interest bearing with no stated term of repayment.

Condensed statements of operations

	For the years ended December 31,
	2009	2010	2011
	US$	US$	US$
General and administrative expenses	1,460	3,165	948
Write-off of initial public offering expenses	—	—	2,924

Operating loss	(1,460)	(3,165)	(3,872)
Equity in profits (loss) of subsidiaries	1,292	4,289	12,076

Net profit (loss)	(168)	1,124	8,204
Cumulative dividends of contingently redeemable convertible preferred shares	—	1,854	2,689
Accretion of contingently redeemable convertible preferred shares to redemption value	—	12,762	—

Net profit (loss) attributable to ordinary shareholders	(168)	(13,492)	5,515

LOYALTY ALLIANCE ENTERPRISE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

Condensed statements of cash flows

	For the years ended December 31,
	2009	2010	2011
	US$	US$	US$
Net cash flow generated (used) in operating activities	10	633	2,622
Net cash flow used in investing activities	(10)	(6,380)	(21,056)
Net cash flow generated from financing activities	—	9,488	15,221
Exchange rate effect on cash and cash equivalents	—	—	—

Net increase (decrease) in cash	—	3,741	(3,213)
Cash at beginning of the year	—	—	3,741

Cash at end of the year	—	3,741	528

Basis of Presentation

For the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in ASC 323-10, “Investments-Equity Method and Joint Ventures: Overall”. Such investments are presented on the condensed balance sheets as “Investment and loans to subsidiaries” and their respective profit or loss as “Equity in profit (loss) of subsidiaries” on the condensed statements of operations. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary is reduced to zero unless the Company has guaranteed obligations of the subsidiary or is otherwise committed to provide further financial support. If the subsidiary subsequently reports net income, the Company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended. For the years ended December 31, 2009, 2010 and 2011, the unrecognized amount of equity in losses of subsidiaries amounted to US$668, US$300 and US$358, respectively.

The parent company only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

Report of Independent Auditors

The Board of Directors and Shareholders of

Chengdu Jingxun Communications Co., Ltd and

Ningbo Jingxun Communications Equipment Co., Ltd:

We have audited the accompanying combined balance sheet as of December 31, 2011 of Chengdu Jingxun Communications Co., Ltd and Ningbo Jingxun Communications Equipment Co., Ltd. (together, the “Chengdu and Ningbo Group”), and the related statements of operations, cash flows and changes in shareholder’s equity (deficit) for the year then ended. These financial statements are the responsibility of the Chengdu and Ningbo Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Chengdu and Ningbo Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Chengdu and Ningbo Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2011 of the Chengdu and Ningbo Group and the combined results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the combined financial statements, the Chengdu and Ningbo Group’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Ernst & Young Hua Ming

Shenzhen, the People’s Republic of China

March 16, 2012

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

COMBINED BALANCE SHEET

(Amounts in thousands of U.S. Dollars (“US$”))

	Notes	As of December 31, 2011
		US$
ASSETS
Current assets
Cash and cash equivalents		283
Accounts receivable	4	90
Inventory	5	29
Prepayments and other current assets	6	99

Total current assets		501

Non-current assets
Property and equipment, net	7	54

Total non-current assets		54

Total assets		555

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts payable		4
Deferred revenue		43
Income tax payable		14
Amounts due to shareholders		287
Accrued expenses and other current liabilities	8	172

Total current liabilities		520

Non-current liabilities
Deferred revenue		52

Total non-current liabilities		52

Total liabilities		572

Commitments and contingencies

Shareholders’ deficit
Combined paid-in capital		371
Accumulated other comprehensive income		11
Accumulated deficits		(399)

Total shareholders’ deficit		(17)

Total liabilities and shareholders’ deficit		555

The accompanying notes are an integral part of the financial statements.

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

COMBINED STATEMENT OF OPERATIONS

(Amounts in thousands of U.S. Dollars (“US$”))

	Notes	For the year ended December 31, 2011
		US$
Revenues, net of business tax and related surcharges		868

Cost of revenues		705

Gross profit		163

Operating expenses
Selling and marketing expenses		71
General and administrative expenses		355

Operating loss		(263)

Interest income		1

Loss before income tax		(262)

Income tax expenses	9	14

Net loss		(276)

The accompanying notes are an integral part of the financial statements.

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

COMBINED STATEMENT OF CASH FLOWS

(Amounts in thousands of U.S. Dollars (“US$”))

For the year ended December 31, 2011
US$
Cash flows from operating activities:
Net loss	(276)
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of property and equipment	22

Changes in operating assets and liabilities:
Accounts receivable	(10)
Prepayments and other current assets	(29)
Inventories	(43)
Deferred revenue	26
Accrued expenses and other current liabilities	130

Net cash used in operating activities	(180)

Cash flows from investing activities:
Acquisition of property and equipment	(60)

Net cash used in investing activities	(60)

Cash flows from financing activities:
Proceeds of shareholder loans	229

Net cash provided by financing activities	229

Exchange rate effect on cash and cash equivalents	4

Net decrease in cash and cash equivalents	(7)

Cash and cash equivalents at the beginning of the year	290

Cash and cash equivalents at the end of the year	283

The accompanying notes are an integral part of the financial statements

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of U.S. Dollars (“US$”))

	Combined paid-in capital	Accumulated deficit	Accumulative other comprehensive income	Total shareholders’ equity(deficit)
Balance as of January 1, 2011	371	(123)	3	251

Comprehensive loss:
Net income	—	(276)	—	(276)
Foreign currency translation differences	—	—	8	8
Total comprehensive loss				(268)

Balance as of December 31, 2011	371	(399)	11	(17)

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of US Dollar (“US$))

1.	ORGANIZATION

Chengdu Jingxun Communication Co., Ltd (“Chengdu Jingxun”) was incorporated on May 10, 2010 as a limited liability company in the People’s Republic of China (the “PRC”) with registered capital of RMB 1,000,000 (US$ 146), by Mr. Tao Lu and Mrs. Fuhua Li, who own 70% and 30%, respectively, of the equity interest in Chengdu Jingxun. Mrs. Fuhua Li transferred all of her equity interest (30%) to Mrs. Wei Zuo on April 24, 2011.

Ningbo Jingxun Communications Equipment Co., Ltd (“Ningbo Jingxun”) was incorporated on December 6, 2010 as a limited liability company in the PRC with registered capital of RMB 1,500,000 (US$225), by Mr. Tao Lu and Mrs. Fuhua Li, who own 70% and 30%, respectively, of the equity interest in Ningbo, respectively, since its inception. Mrs. Fuhua Li transferred 30% of her equity interest in Ningbo Jingxun to Mrs. Wei Zuo on April 6, 2011.

The financial statements of Chengdu Jingxun and Ningbo Jingxun have been combined as both entities were under common control for the period presented.

Chengdu and Ningbo Group is principally engaged in the provision of direct marketing services to China Unicom in the PRC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The combined financial statements of Chengdu and Ningbo Group have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These combined financial statements have been prepared on the basis that Chengdu and Ningbo Group will continue as a going concern, which assumes Chengdu and Ningbo Group will be able to realize its assets and discharge its liabilities in the normal course of operations in the foreseeable future.

As of December 31, 2011, Chengdu and Ningbo Group had a working capital deficiency of US$19. In addition, for the year ended December 31, 2011, Chengdu and Ningbo Group incurred a net loss of US$276 and generated negative operating cash flows of US$180. As such, there is substantial doubt as to whether the Chengdu and Ningbo Group can continue as a going concern. On February 13, 2012 and February 23, 2012, Loyalty Alliance Enterprise Corporation (“LAEC”) completed the acquisition of direct marketing contracts between China Unicom and Ningbo Jingxun and Chengdu Jingxun, under which Chengdu Jingxun and Ningbo Jingxun were providing direct marketing services to China Unicom, for an aggregate cash consideration of US$18,500, paid to the owners of Chengdu and Ningbo Group. While LAEC acquired substantially all of the key operating assets of the acquired business, other than the direct marketing contracts, LAEC did not acquire any other assets or assume any liabilities of the Chengdu and Ningbo Group.

After the disposal of the direct marketing contracts with China Unicom to LAEC, Chengdu and Ningbo Group started developing an online retail platform to sell office equipment and household electronic appliances and is in process of negotiating with various vendors and suppliers. Continued operations of Chengdu and Ningbo Group are dependent upon Chengdu and Ningbo Group’s ability to improve future

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

operations, raise additional capital or obtain financing. Chengdu and Ningbo Group’s shareholders have signed a financial support letter indicating that they will continue providing financial support to meet its obligation and finance its operation as needed.

As a result, management believes it is appropriate to prepare these combined financial statements on the basis that Chengdu and Ningbo Group will continue as a going concern and thus the combined financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might have been necessary should Chengdu and Ningbo Group not be able to continue in existence as a going concern.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in Chengdu and Ningbo Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, provision for inventory obsolescence, estimates of useful lives of property and equipment, and unrecognized tax benefits. Actual results could significantly differ from those estimates.

Foreign currency

Based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters, Chengdu and Ningbo Group determined its functional currency to be the RMB. Each entity in Chengdu and Ningbo Group maintains its financial records in its own functional currency. Chengdu and Ningbo Group uses the US$ as its reporting currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the combined statements of operations. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and current deposits which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Accounts receivable and allowance for doubtful accounts

Accounts receivables are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the amount is no longer probable. In evaluating the collectability of receivable balances, Chengdu and Ningbo Group considers factors such as customer circumstances or age of the receivable. Accounts receivable are written off after all collection efforts have ceased. Collateral is not typically required, nor is interest charged on accounts receivable.

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

Inventory

Inventories consist primarily of mobile phones and wireless network cards. Inventories are recorded at the lower of cost or market. Cost is determined on a first in, first out method. An impairment charge is recognized to the extent the inventory cannot be recovered through sale. No impairment charge was recognized for any of the years presented.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual Value
Electronic and office equipment	5 years	5%
Leasehold improvement	Shorter of lease term or 5 years	—

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterment that extend the useful lives of electronic and office equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the combined statements of operations.

Impairment of long-lived Assets

Chengdu and Ningbo Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable in accordance with ASC topic 360 (“ASC 360”), Property, Plant and Equipment. When these events occur, Chengdu and Ningbo Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, Chengdu and Ningbo Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. No impairment of long-lived assets was recognized for any of the periods presented.

Fair value of financial instruments

Chengdu and Ningbo Group’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and financial instruments included in other current assets and accrued expenses and other current liabilities. As of December 31, 2011 the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

Revenue recognition

Revenues are mainly derived from providing direct marketing services and are recognized in accordance with ASC 605-10, “Revenue Recognition: Overall” when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable;

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

and (iv) collectability is reasonably assured. Revenues are recorded net of business tax and related surcharges.

Direct marketing services

Direct marketing services provided to China Unicom include customer acquisition services and post-sales services. Revenues related to customer acquisition services are one-time commissions generated from sales of network cards with calling plans (“Upfront Fees”). Chengdu and Ningbo Group purchases wireless network cards (e.g., GSM cards or 3G cards) from China Unicom and sells the network cards and calling plans to end customers. Such network cards contain prepaid airtime provided by China Unicom. Pursuant to ASC 605-45, “Principal Agent Considerations”, Chengdu and Ningbo Group records Upfront Fees on a net basis because Chengdu and Ningbo Group is not the primary obligor in the arrangement, but acts as an agent in providing such customer acquisition services.

Subsequent to acquiring a new customer for China Unicom, Chengdu and Ningbo Group is required to maintain a call center over a two year period and provide post-sales support to customers Chengdu and Ningbo Group acquired for China Unicom. During the service period, Chengdu and Ningbo Group receives various commissions based on certain percentages of wireless communication charges incurred by end customers acquired by Chengdu and Ningbo Group (“Contingent Fees”). The Contingent Fees are calculated monthly based on a prescribed percentage of actual wireless communication charges and is evidenced by monthly statements issued by China Unicom. Once the monthly commission statements are issued by China Unicom and agreed to by Chengdu and Ningbo Group, the Contingent Fees are then fixed and not subject to any adjustments. The contingent fees are not considered to be fixed or determinable prior to receiving the commission statements from China Unicom and there is usually a time lag of one to two months for the receipt of the commission statements from China Unicom. The Contingent Fees relating to post-sales services was US$669 for the year ended December 31, 2011.

Chengdu and Ningbo Group accounts for its direct marketing services contract entered into prior to January 1, 2011, in accordance with ASC 605-25, “Revenue Recognition, Multiple-Element Arrangements” (“ASC 605-25”) Chengdu and Ningbo Group determined that the post-sales services do not meet the criteria to be considered a separate unit of accounting. As such, revenues earned from Upfront Fees and Contingent Fees are recognized as a combined unit of accounting. Revenues generated from Upfront Fees are deferred and recognized ratably over the post-sales service period, which is typically two years. Contingent Fees are contingent on end customers’ performance (or nonperformance). As such, Chengdu and Ningbo Group recognizes revenues related to Contingent Fees when the service is provided based on customer usage and the Contingent Fees are fixed upon receipt of the monthly statements from China Unicom with the monthly commission amount determined and agreed by both parties.

On January 1, 2011 Chengdu and Ningbo Group adopted ASC 2009-13 issued by the Financial Accounting Standards Board for revenue arrangements with multiple-elements. Chengdu and Ningbo Group adopted this guidance on a prospective basis applicable for transactions originating or materially modified after the date of adoption. This guidance changed the criteria for separating units of accounting in multiple-element arrangements and the way in which an entity is required to allocate revenue to these units of accounting.

Subsequent to the adoption of ASU 2009-13, Chengdu and Ningbo Group’s customer acquisition services and post-sales services are accounted for as separate units of accounting. Revenue is allocated to each unit

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

of accounting on a relative fair value basis based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. Currently, Chengdu and Ningbo Group does not sell customer acquisition services or post-sales services on a stand-alone basis and therefore Chengdu and Ningbo Group does not have any evidence to establish VSOE for either the customer acquisition services or post-sales service. For customer acquisition services, Chengdu and Ningbo Group uses evidence of the amounts that third parties charge for similar or identical services, to establish selling price. However, for post-sales services, Chengdu and Ningbo Group is unable to establish VSOE or TPE and therefore Chengdu and Ningbo Group uses its BESP. Chengdu and Ningbo Group determines BESP for post-sales service after considering the following factors (a) Internal costs: post sales services have a clearly determinable direct fulfillment cost which primarily includes the staff-related costs for the call center employees and the direct costs (e.g., depreciation and other facility-related costs) of a call center; (b) Pricing objective: Chengdu and Ningbo Group has a target gross profit margin for each contract, which is assessed based on historical experience. Pricing is also dependent on the types of wireless communication services being offered (i.e., 2G vs 3G); and (c) Market conditions: due to the different demographics of each local market, the revenue and profit margin objectives are different for each city. After considering all of these factors, BESP is established for post-sales services on a contract-by-contract basis using a cost-plus margin approach.

For direct marketing services contracts with China Unicom that were signed prior to January 1, 2011 that were not materially modified after January 1, 2011, Chengdu and Ningbo Group will continue to recognize the upfront fees and contingent commissions earned in connection with the provision of customer acquisition and post-sales services as a combined unit of accounting in accordance with ASC 605-25 “Multiple Element Arrangements” and recognize revenues generated from customer acquisition services ratably over the contract period.

The following is a comparison of revenues recognized for Upfront Fees in accordance with ASU 2009-13 and pro forma revenues that would have been recognized for Upfront Fees in accordance with ASC 605-25 for the year ended December 31, 2011 is as follows:

	ASU 2009-13	Pro Forma Basis (ASC605-25)
	US$	US$
Total revenues, net	53	22

As an incentive to motivate Chengdu and Ningbo Group to acquire more customers, Chengdu and Ningbo Group is entitled to earn additional amounts from China Unicom if certain targets are met. The targets are measured either on a monthly or quarterly basis. Chengdu and Ningbo Group calculates the sales incentives at each month end or quarter end, as applicable, based on a predetermined formula as specified in the contract with China Unicom and recognizes such amounts as revenue. Sales incentives for the year ended December 31, 2011 was US$111.

In addition, if Chengdu and Ningbo Group is unable to meet certain sales targets or provide satisfactory customer services, as defined in the China Unicom agreements, Chengdu and Ningbo Group will be penalized. Such penalties will be applied as a deduction to revenue and limited to the commissions in the month in which the penalty was triggered. Penalties for the year ended December 31, 2011 were nil.

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

Business taxes and surcharges

Chengdu and Ningbo Group’s business is subject to business taxes and surcharges levied on services provided in the PRC and are presented net of revenue in the combined statements of operations. Business taxes and surcharges for the year ended December 31, 2011 was US$62. Chengdu and Ningbo Group recognized revenues net of all such business taxes and surcharges.

Cost of revenues

Cost of revenues comprises employee costs, rental of facilities, amortization of purchased intangible assets and other direct costs incurred in providing the related services. These costs are expensed as incurred.

Advertising Expenditure

Advertising costs are expensed as incurred and are included in “selling and marketing expenses” in the combined statement of operations. Advertising expenses was US$1 for the year ended December 31, 2011.

Leases

In accordance with ASC topic 840 (“ASC 840”), Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life, or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there were an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. Chengdu and Ningbo Group leases certain office facilities under non-cancelable operating leases and recorded total rental expenses of US$172 for the year ended December 31, 2011. Chengdu and Ningbo Group had no capital lease for any of the periods presented.

Income taxes

Chengdu and Ningbo Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Chengdu and Ningbo Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the combined statement of operations in the period that includes the enactment date.

On May 10, 2010, Chengdu and Ningbo Group adopted ASC 740-10, “Income taxes: Overall”, to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740-10 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 is classified in the combined statements of operations as income tax expense.

In accordance with the provisions of ASC 740-10, Chengdu and Ningbo Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Chengdu and Ningbo Group’s estimated liability for unrecognized tax benefits which is included in the “accrued expenses and other liabilities” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from Chengdu and Ningbo Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in Chengdu and Ningbo Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require Chengdu and Ningbo Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of Chengdu and Ningbo Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220 (‘‘ASC 220’’), Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For the periods presented, Chengdu and Ningbo Group’s comprehensive loss included net loss and foreign currency translation differences and is presented in the combined statement of changes in shareholders’ equity (deficit).

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject Chengdu and Ningbo Group to significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable. As of December 31, 2011, substantially all of Chengdu and Ningbo Group’s cash and cash equivalents were deposited in financial institutions located in PRC, which management believes are of high credit quality. Accounts receivable are typically unsecured and mainly derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations Chengdu and Ningbo Group performs on its customers and its ongoing monitoring process of outstanding balances.

Concentration of customers

Chengdu and Ningbo Group currently generates a substantial portion of its revenue from a limited number of customers. Approximately 98% of total revenues was derived from China Unicom for the period for the year ended December 31, 2011.

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

Current vulnerability due to certain other concentrations

Chengdu and Ningbo Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Chengdu and Ningbo Group transacts the majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

4.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

As of December 31, 2011
US$
Accounts receivable	90
Less: Allowance for doubtful accounts	—

Accounts receivable, net	90

All the accounts receivable are non-interest bearing.

5.	INVENTORY

As of December 31, 2011
US$
Mobile phones	29

29

No provision for obsolescence was recognized for the year ended December 31, 2011.

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

As of December 31, 2011
US$
Rental and other deposits	95
Prepayment	4

Total	99

7.	PROPERTY AND EQUIPMENT, NET

As of December 31, 2011
US$
Electronic and office equipment, cost	46
Leasehold improvement	30
Less: Accumulated depreciation	22

Property and equipment, net	54

Depreciation expenses were US$20 for the year ended December 31, 2011.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2011
US$
Accrued payroll and welfare payable	153
Other taxes payable	11
Others	8

Total	172

9.	INCOME TAXES

China

Pursuant to the PRC Corporate Income Tax Law (the “CIT Law”) and relevant implementation regulations that became effective on January 1, 2008, enterprises located in the PRC are generally subject to enterprise income taxes (“EIT”) at a unified statutory tax rate of 25%, unless preferential tax status is granted by the tax authorities to allow the entities to be subject to a reduced income tax rate.

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

The current and deferred components of the income tax expense appearing in the combined statements of operations:

For the year ended December 31, 2011
US$
Current tax expense	14
Deferred tax expense	—

Income tax expenses	14

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax expense is as follows:

For the year ended December 31, 2011
US$
Loss before income taxes	(262)
Income tax expenses computed at applicable tax rates (25%)	(66)
Nondeductible expenses	41
Changes in valuation allowance	42
Use of prior year losses	(3)
Interest and penalties on unrecognized tax positions	—

Total	14

We have evaluated the uncertain tax positions for all open years and concluded that there is no identified uncertain tax position.

Deferred taxes

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes for Chengdu and Ningbo Group are as follows:

As of December 31, 2011
US$
Deferred tax assets, current portion:
Deferred revenue	11
Accrual expenses	3
Less: valuation allowance	(14)

Total deferred tax assets, current portion	—

Deferred tax assets, non-current portion:
Deferred revenue	13
Net operating loss	40
Less: valuation allowance	(53)

Total deferred tax assets, non-current portion	—

As of December 31, 2011, the tax years remain open for statutory examination by the tax authorities.

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

10.	RELATED PARTY TRANSACTIONS

The principal related parties with which Chengdu and Ningbo Group had transactions during the periods presented are as follows:

Name of related parties	Relationship with Chengdu and Ningbo Group
Fuhua Li	A shareholder of Chengdu and Ningbo Group
Tao Lu	A shareholder of Chengdu and Ningbo Group
Shanghai Huigu Communications Equipment Company Limited	Under common control with Chengdu and Ningbo Group

(a)	Chengdu and Ningbo Group had the following related party transactions for the year ended December 31, 2011:

For the year ended December 31, 2011
US$
Revenues from the sale of mobile phones to:
Tao Lu	27

Total	27

The Group sold 42 iPhones to Tao Lu, a shareholder of Chengdu and Ningbo Group in July 2011 at market price.

(b)	Chengdu and Ningbo Group had the following related party balances as of December 31,2011:

As of December 31, 2011
US$
Amount due to related parties to :
Tao Lu	159
Fuhua Li	128

Total	287

The related party balance represents loans to Chengdu and Ningbo Group by shareholder Tao Lu and Fuhua Li. The loan is unsecured, non-interest bearing with no stated term of repayment.

11.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

Future minimum payments under non-cancelable operating leases of office rent are US$78 for the year of 2012.

CHENGDU JINGXUN COMMUNICATIONS CO., LTD AND

NINGBO JINGXUN COMMUNICATIONS EQUIPMENT CO., LTD

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of US Dollar (“US$”))

Chengdu and Ningbo Group’s lease arrangements do not contain renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

(b)	Income taxes

As of December 31, 2011, Chengdu and Ningbo Group has no accrual for unrecognized tax positions. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation.

(c)	Social insurance

As of December 31, 2011, Chengdu and Ningbo Group was contingently liable to the local government with respect to accumulated under-payment of social insurance and employee welfare benefits which were estimated to be US$103 , and recognized as a liability by the Group. Chengdu and Ningbo Group may be subject to fines or penalty for any late payments.

12.	SUBSEQUENT EVENTS

The following subsequent events have been evaluated through March 16, 2012 which was the date that the combined financial statements were issued.

Chengdu and Ningbo Group completed sales of direct marketing contracts signed with China Unicom to Loyalty Alliance Enterprise Corporation in February 2012 as described in Note 2.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On February 13, 2012 and February 23, 2012, we completed the acquisitions of direct marketing contracts between China Unicom and Ningbo Jingxun Communications Equipment Co., Ltd. (“Ningbo Jingxun”) and Chengdu Jingxun Communications Equipment Co., Ltd. (“Chengdu Jingxun”) (collectively, “Chengdu and Ningbo Group”). The acquisitions are collectively referred to as the “Completed Acquisitions”. The acquired contracts, customer relationship, non-compete covenant, and related business processes (collectively, the “Acquired Assets”) constituted a business in accordance with ASC 805, Business Combinations. As such, the transactions were accounted for as business combinations in accordance with ASC 805. While the Group acquired substantially all of the key operating assets of the acquired business, other than the Acquired Assets, the Group did not acquire any other assets or assume any liabilities of the Chengdu and Ningbo Group. As a result of the acquisitions, the Group is expected to further expand its direct marketing service coverage in the PRC.

Our unaudited pro forma consolidated financial information has been prepared to illustrate the effects of the Completed Acquisitions. The unaudited pro forma consolidated balance sheet as of December 31, 2011 gives effect to the Completed Acquisitions as if they had been consummated on December 31, 2011 and includes adjustments that give effect to events that are directly attributable to the transaction and are factually supportable. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2011 gives effect to the Completed Acquisitions as if they had been consummated on January 1, 2011 and includes adjustments that give effect to events that are directly attributable to the transactions that are expected to have a continuing impact and that are factually supportable.

The pro forma adjustments reflecting the completion of the acquisitions are based upon the purchase method of accounting in accordance with U.S.GAAP and upon the assumptions set forth in the notes included in this section. The unaudited pro forma consolidated financial information has been adjusted to reflect the preliminary allocation of the purchase price to identifiable net assets acquired and goodwill. The allocation of the purchase price is preliminary and is dependent upon the finalization of certain valuations. The pro forma adjustments are based on estimates, currently available information and certain assumptions that we believe are reasonable. These estimates and assumptions are preliminary and have been made solely for purposes of developing this unaudited pro forma consolidated financial information. The unaudited pro forma consolidated financial information is presented for informational purposes only and does not reflect future events that may occur after the acquisitions, or any operating efficiencies or inefficiencies that may result from the transactions. Therefore, the unaudited pro forma consolidated financial information is not necessarily indicative of results that would have been achieved had the businesses been acquired during the periods presented or the results that we will experience after the acquisitions are consummated.

Our historical financial statements and the historical financial statements of the Completed Acquisitions are included elsewhere in this prospectus and the unaudited pro forma consolidated financial information should be read in conjunction with those financial statements and notes.

Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2011

(Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

	Notes		LAEC and its subsidiaries as of December 31, 2011	Chengdu and Ningbo Group as of December 31, 2011	Adjustments	Pro Forma
			US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	(a	)	10,245	283	(283)	6,365
	(b	)			(3,880)
Restricted cash			7,583	—	—	7,583
Accounts receivable	(a	)	6,228	90	(90)	6,228
Inventory	(a	)	425	29	(29)	425
Amounts due from PayEase Corp.			2,075	—	—	2,075
Advance to employees			172	—	—	172
Deferred initial public offering expenses			177	—	—	177
Prepayments and other current assets	(a	)	1,302	99	(99)	1,302
Deferred tax assets, current			650	—	—	650

Total current assets			28,857	501	(4,381)	24,977

Non-current assets:
Restricted cash			794	—	—	794
Property and equipment, net	(a	)	783	54	(54)	783
Goodwill	(b	)	18,162	—	9,691	27,853
Other intangible assets, net	(b	)	5,654	—	11,746	17,400
Deposit for acquisition of contracts from I-Equity	(b	)	24,025	—	(10,550)	13,475
Long-term rental deposits			26	—	—	26
Deferred tax assets, non-current			124	—	—	124

Total non-current assets			49,568	54	10,833	60,455

TOTAL ASSETS			78,425	555	6,452	85,432

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	(a	)	—	4	(4)	—
Deferred revenue	(a	)	2,361	43	(43)	2,361
Income tax payable	(a	)	1,526	14	(14)	1,526
Bank borrowings			6,250	—	—	6,250
Accrued expenses and other current liabilities	(a	)	8,608	172	(172)	12,678
	(b	)			4,070
Amount due to shareholders	(a	)	—	287	(287)	—
Stock-based compensation liability			299	—	—	299

Total current liabilities			19,044	520	3,550	23,114

Non-current liabilities:
Deferred tax liabilities	(b	)	900	—	2,937	3,837
Deferred revenue	(a	)	496	52	(52)	496

Total liabilities			20,440	572	6,435	27,447

Commitments and contingencies
Contingently redeemable convertible preferred shares
Series D contingently redeemable convertible preferred shares			2,990	—	—	2,990
Series E contingently redeemable convertible preferred shares			7,881	—	—	7,881
Series F contingently redeemable convertible preferred shares			26,760	—	—	26,760
Series G contingently redeemable convertible preferred shares			18,040	—	—	18,040

			55,671	—	—	55,671

Shareholders’ Equity:
Ordinary shares			5	—	—	5
Combined paid-in capital	(a	)	—	371	(371)	—
Convertible preferred shares
Series A shares			32	—	—	32
Series B shares			156	—	—	156
Series C shares			41	—	—	41
Additional paid-in capital			26,722	—	—	26,722
Accumulated other comprehensive loss	(a	)	(131)	11	(11)	(131)
Accumulated deficit	(a	)	(24,511)	(399)	399	(24,511)

Total shareholders’ equity (deficit)			2,314	(17)	17	2,314

Total liabilities, contingently redeemable convertible preferred shares and shareholders’ equity (deficit)			78,425	555	6,452	85,432

Unaudited Pro Forma Consolidated Statement of Operations for The Year Ended December 31, 2011 (Amounts in thousands of U.S. Dollars (“US$”) except for number of shares and per share data)

	Notes		LAEC and its subsidiaries for the year ended December 31, 2011	Chengdu and Ningbo Group for the year ended December 31, 2011	Adjustments	Pro Forma
			US$	US$	US$	US$
Net revenues			31,128	868	—	31,996

Cost of revenues	(c	)	7,722	705	918	9,345
Gross profit			23,406	163	(918)	22,651
Operating expenses:
Selling and marketing expenses			672	71	—	743
General and administrative expenses			6,611	355	—	6,966
Gain on modification of payable for business acquisition			(277)	—	—	(277)
Write-off of initial offering expenses			3,254	—	—	3,254

Operating profit (loss)			13,146	(263)	(918)	11,965
Interest income			58	1	—	59
Interest expenses	(d	)	339	—	220	559

Profit (loss) before income tax			12,865	(262)	(1,138)	11,465
Income tax expense	(e	)	4,303	14	(230)	4,087

Net profit (loss)			8,562	(276)	(908)	7,378

Cumulative dividends of contingently redeemable convertible preferred shares			(2,689)	—	—	(2,689)
Accretion of contingently redeemable convertible preferred shares to redemption value			—	—	—	—

Net Profit (Loss) attributable to ordinary shareholders			5,873	(276)	(908)	4,689

Earnings per share:
Earnings per share—basic			0.05	—	—	0.04
Earnings per share—diluted			0.05	—	—	0.04
Weighted average number of ordinary shares in computation of:
Earnings per share—basic			43,860,643	—	—	43,860,643
Earnings per share—diluted			44,264,563	—	—	44,264,563

(a)	The unaudited pro forma adjustment to cash and cash equivalents of US$283, accounts receivable of US$90, inventory of US$29, prepayments and other current assets of US$99, property and equipment of US$54, accounts payable of US$4, deferred revenue (current) of US$43, income tax payable of US$14, amounts due to shareholders of US$287, accrued expenses and other current liabilities of US$172, deferred revenue (non-current) of US$52, combined paid-in capital of US$371, accumulated other comprehensive income of US$11 and accumulated deficits of US$399 represented the elimination of assets, liabilities and shareholders’ deficit of Chengdu and Ningbo Group, which were not acquired by us.
(b)	The unaudited pro forma adjustment to goodwill of US$9,691, other intangible assets of US$11,746 and deferred tax liabilities (non-current) of US$2,937 represented the effect of the purchase price allocation from the Completed Acquisitions. The unaudited pro forma adjustment to cash and cash equivalents of US$3,880, the deposit for acquisition of contracts from I-Equity of US$10,550 and promissory notes included in accrued expenses and other current liabilities of US$4,070 relates to settlement of the purchase consideration related to the Completed Acquisitions.

(c)	The unaudited pro forma adjustment to cost of revenues of US$918 represented an increase in amortization expenses resulting from acquired intangible assets including customer relationship and non-compete covenants based on the fair value at the date of acquisitions of the Completed Acquisitions for the year ended December 31, 2011. The identifiable intangible assets acquired, including customer relationship with China Unicom and non-compete covenant, have estimated useful lives of 15 years and 5 years, respectively. The Company amortizes acquired intangible assets on a straight line basis over their estimated useful lives.
(d)	The unaudited pro forma adjustment to interest expenses of US$220 reflects the following interest expenses from borrowings directly attributable to the Completed Acquisitions:

•

Additional interest expenses of US$68 related to additional financing obtained in the form of promissory notes of US$4,070 we issued to certain investors with a stated interest rate of 10% per annum which matures in two months from the date of issuance; and

•

Additional interest expenses related to bank borrowings totaling US$4,700 made by us in December 2011 with variable interest rates. Assuming the bank borrowings had been made on January 1, 2011, additional interest expenses of US$152 would have been incurred using the current interest rate of 3.25% per annum. A 0.125% increase / decrease, would have resulted in a US$19 increase/decrease in interest expense.

(e)	The unaudited pro forma adjustment to income tax expenses of US$230 represented a reduction in income tax expenses for the year ended December 31, 2011 resulting from the increase in amortization expenses in note (c).

Loyalty Alliance Enterprise Corporation

5,100,000 American Depositary Shares

Representing 61,200,000 Ordinary Shares

PROSPECTUS

Macquarie Capital	Needham & Company

                    , 2012

PART II

Information Not Required in Prospectus

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy post-offering, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.5 to this Registration Statement, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Since our inception in September 2009, the following securities have been sold in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the “Act”), as a transaction not involving a public offering:

•

On September 17, 2009, one ordinary share was allotted to our service company in the Cayman Islands in connection with the formation of our company, which share was transferred to PayEase Corp. on the same day.

•

On October 10, 2009, we issued 18,028,604 ordinary shares, 432,358 Series A preferred shares, 2,125,000 Series B preferred shares, 568,052 Series C preferred shares, 13,301,772 Series D preferred shares, 23,006,778 Series E preferred shares and 24,999,995 Series F preferred shares to PayEase Corp. for par value for each share.

•	On January 21, 2010, we issued an additional 442,634 Series D preferred shares to PayEase Corp. for par value for each share.

•	In December 2010, we issued 3,216,666 ordinary shares to a company pursuant to a previous obligation to PayEase which we reserved for in connection with the spin-off from PayEase.

•	In May 2011, we issued 250,000 ordinary shares to a service provider upon the exercise of an option for services previously rendered to us.

Since our inception in September 2009, the following securities have been sold in reliance upon Rule 701 promulgated under Section 3(b) of the Act, or alternatively under Section 4(2) of the Act:

•	On February 1, 2010, we issued an aggregate of 17,250,000 ordinary shares to three of our executive officers upon the exercise of options having an exercise price of $0.057 per share.

•

In December 2010, we issued 317,500 ordinary shares to one of our directors for services previously performed for us, and 139,849 Series D preferred shares to five current or former employees or service providers pursuant to the exercise of options issued under our Mirror 2004 Special Purpose Stock Option Plan, all in exchange for services previously performed for us.

•

In March 2011, we issued an aggregate of 3,255,000 ordinary shares to two of our executive officers upon the exercise of options having an exercise price of $0.096 per share for services previously performed for us.

•	In April 2011, we issued an aggregate of 3,185,517 ordinary shares upon the exercise of options to our chief executive officer and one of our directors for services previously rendered to us.

•	In May 2011, we issued an aggregate of 230,000 ordinary shares upon the exercise of options to five employees for services previously rendered to us.

•	In January 2012, we issued 11,516 Series D preferred shares to one employee for $2,123.

In May 2011, we issued an aggregate of 8,195,662 Series G preferred shares to 33 accredited investors for $2.12 per share in reliance on Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement

2.1*	English translation of Business Purchase Framework Agreement dated December 8, 2010 by and between the Registrant and I-Equity Management Limited (relating to Chengdu and Ningbo)

2.2*	English translation of Supplemental Business Purchase Framework Agreement dated December 19, 2011 by and between the Registrant and I-Equity Management Limited (relating to Chengdu and Ningbo)

2.3*	English translation of Supplemental Business Purchase Framework Agreement dated March 17, 2012 by and between the Registrant and I-Equity Management Limited (relating to Chengdu and Ningbo)

2.4*	English translation of Business Purchase Framework Agreement dated February 27, 2011 by and between the Registrant and I-Equity Management Limited (relating to Wenzhou)

2.5*	English translation of Supplemental Business Purchase Framework Agreement dated March 17, 2012 by and between the Registrant and I-Equity Management Limited (relating to Wenzhou)

2.6*	English translation of Business Purchase Framework Agreement dated March 15, 2011 by and between the Registrant and I-Equity Management Limited (relating to Shanghai)

2.7*	English translation of Supplemental Business Purchase Framework Agreement dated March 17, 2012 by and between the Registrant and I-Equity Management Limited (relating to Shanghai)

2.8*	English translation of Business Purchase Framework Agreement dated September 20, 2011 by and between the Registrant and I-Equity Management Limited (relating to Henan)

2.9*	English translation of Supplemental Business Purchase Framework Agreement dated March 17, 2012 by and between the Registrant and I-Equity Management Limited (relating to Henan)

2.10*	English translation of Business Purchase Framework Agreement dated March 20, 2012 by and between the Registrant and I-Equity Management Limited (relating to the three Northeast Provinces)

2.11*	English translation of Tripartite Agreement dated February 13, 2012 by and among China Unicom Co., Ltd. Zhejiang Branch, Ningbo Jingxun Communications Equipment Co., Ltd. and Talkie Technology (Shenzhen) Co., Ltd. Ningbo Branch

Exhibit No.	Description
2.12*	English translation of Tripartite Agreement dated February 13, 2012 by and among China Unicom Co., Ltd. Ningbo Branch, Ningbo Jingxun Communications Equipment Co., Ltd. and Talkie Technology (Shenzhen) Co., Ltd. Ningbo Branch

2.13*	English translation of Tripartite Agreement dated February 23, 2012 by and among China Unicom Co., Ltd. Chengdu Branch, Chengdu Jingxun Communications Equipment Co., Ltd. and Talkie Technology (Shenzhen) Co., Ltd. Chengdu Branch

2.14++	English translation of 3G Telemarketing Cooperation Agreement dated December 22, 2011, by and between China Unicom Co., Ltd. Zhejiang Branch and Ningbo Jingxun Communications Equipment Co., Ltd.

2.15++	English translation of Marketing Services Agency Agreement dated February 15, 2011, by and between China Unicom Co., Ltd. Ningbo Branch and Ningbo Jingxun Communications Equipment Co., Ltd.

2.16++	English translation of Telemarketing Cooperation Agreement dated March 1, 2011, by and between China Unicom Co., Ltd. Chengdu Branch and Chengdu Jingxun Communications Equipment Co., Ltd.

2.17++	English translation of GSM Business Cooperation Agreement dated January 1, 2012, by and between China Unicom Co., Ltd. Chengdu Branch and Talkie Technology (Shenzhen) Co., Ltd.

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)(1)

4.2*	Registrant’s Form of Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder(1)

4.4*	Second Amended and Restated Investors’ Rights Agreement, dated as of December 2, 2011, among the Registrant and other parties therein

5.1*	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered

8.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Registrant, regarding certain United States tax matters

10.1*	Mirror 2004 Stock Option Plan

10.2*	Mirror 2004 Special Purpose Stock Option Plan

10.3*	Mirror 2006 Equity Incentive Plan

10.4*	2009 Equity Incentive Plan

10.5*	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.6*	Cross License Agreement, dated February 14, 2011, between the Registrant and PayEase Corp.

10.7*	Master Separation Agreement, dated January 21, 2010 between the Registrant and PayEase Corp.

10.8*	Transition Services Agreement, dated February 1, 2010, between the Registrant and PayEase Corp.

10.9*	Nominee Agreement dated December 3, 2010 between the Registrant and PayEase Beijing (HK) Limited

Exhibit No.	Description

10.10*	English translation of Software Copyright Transfer Agreement dated February 12, 2011 between Talkie Technology (Shenzhen) Co., Ltd. and PayEase Technology (Beijing) Co., Ltd.

10.11*	English translation of Software Copyright Transfer Agreement dated February 12, 2011 between Zhiteng Infotech (Shenzhen) Co., Ltd. and PayEase Technology (Beijing) Co., Ltd.

10.12*	Form of Confidential Information and Invention Assignment Agreement (for PRC Employees) of the Registrant

10.13*	Form of Employee Confidential Information and Invention Assignment Agreement (for Hong Kong Employees) of the Registrant

10.14*	Form of At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement (for California Employees) of the Registrant

10.15*	2011 Equity Incentive Plan

10.16*	Form Employment Agreement by and between the Registrant and each of the Chairman of the Board of Directors, the Chief Executive Officer and Chief Financial Officer of the Registrant

10.17*	Form Employment Agreement by and between the Registrant and each of the executive officers of the Registrant other than the Chairman of the Board of Directors, the Chief Executive Officer and Chief Financial Officer of the Registrant

10.18*	Indemnification and Insurance Matters Agreement, dated as of July 1, 2011, by and between the Registrant and PayEase Corp.

10.19*	Amended and Restated Assumption Agreement executed by PayEase Technology (Beijing) Co., Ltd., the Registrant and PayEase Beijing (HK) Limited

10.20*	Business Loan Agreement dated December 12, 2011 between LAEC Enterprise Corporation and Far East National Bank

10.21*	Business Loan Agreement dated December 22, 2011 between LAEC Enterprise Corporation and Cathay Bank

10.22*	Form of Promissory Note

10.23*	Form of Amendment to Promissory Note

21.1*	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young Hua Ming relating to the Registrant

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.1)

23.4*	Consent of Commerce & Finance Law Offices (included in Exhibit 99.1)

23.5	Consent of Ernst & Young Hua Ming relating to Chengdu Jinxun Communications Equipment Co., Ltd. and Ningbo Jingxun Communications Equipment Co., Ltd.

24.1*	Powers of Attorney (included on signature page)

99.1*	Opinion of Commerce & Finance Law Offices, counsel to the Registrant, regarding certain PRC legal matters

99.2*	Consent of CCID Consulting Company Limited

*	Previously filed.
++

Confidential treatment requested on portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.

(1)

Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-175739), filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hong Kong on this 9th day of May 2012.

LOYALTY ALLIANCE ENTERPRISE CORPORATION

By:	/s/ Frederick Sum
Name:	Frederick Sum
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/S/ FREDERICK SUM Frederick Sum	Chief Executive Officer and Director (Principal Executive Officer)	May 9, 2012

/S/ DEBORAH WANG Deborah Wang	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	May 9, 2012

* Xinxiang Chen	Director	May 9, 2012

* Max Fang	Director	May 9, 2012

* Abraham Jou	Chairman of the Board of Directors	May 9, 2012

* Philip Pearson	Director	May 9, 2012

* Charles Skibo	Director	May 9, 2012

* David S.C. Wang	Director	May 9, 2012

* By Deborah Wang,

attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Loyalty Alliance Enterprise Corporation, has signed this registration statement or amendment thereto on May 9, 2012.

LAEC ENTERPRISE CORPORATION,
a California Corporation

By:	/s/ Deborah Wang
Name:	Deborah Wang
Title:	Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement

2.1*	English translation of Business Purchase Framework Agreement dated December 8, 2010 by and between the Registrant and I-Equity Management Limited (relating to Chengdu and Ningbo)

2.2*	English translation of Supplemental Business Purchase Framework Agreement dated December 19, 2011 by and between the Registrant and I-Equity Management Limited (relating to Chengdu and Ningbo)

2.3*	English translation of Supplemental Business Purchase Framework Agreement dated March 17, 2012 by and between the Registrant and I-Equity Management Limited (relating to Chengdu and Ningbo)

2.4*	English translation of Business Purchase Framework Agreement dated February 27, 2011 by and between the Registrant and I-Equity Management Limited (relating to Wenzhou)

2.5*	English translation of Supplemental Business Purchase Framework Agreement dated March 17, 2012 by and between the Registrant and I-Equity Management Limited (relating to Wenzhou)

2.6*	English translation of Business Purchase Framework Agreement dated March 15, 2011 by and between the Registrant and I-Equity Management Limited (relating to Shanghai)

2.7*	English translation of Supplemental Business Purchase Framework Agreement dated March 17, 2012 by and between the Registrant and I-Equity Management Limited (relating to Shanghai)

2.8*	English translation of Business Purchase Framework Agreement dated September 20, 2011 by and between the Registrant and I-Equity Management Limited (relating to Henan)

2.9*	English translation of Supplemental Business Purchase Framework Agreement dated March 17, 2012 by and between the Registrant and I-Equity Management Limited (relating to Henan)

2.10*	English translation of Business Purchase Framework Agreement dated March 20, 2012 by and between the Registrant and I-Equity Management Limited (relating to the three Northeast Provinces)

2.11*	English translation of Tripartite Agreement dated February 13, 2012 by and among China Unicom Co., Ltd. Zhejiang Branch, Ningbo Jingxun Communications Equipment Co., Ltd. and Talkie Technology (Shenzhen) Co., Ltd. Ningbo Branch

2.12*	English translation of Tripartite Agreement dated February 13, 2012 by and among China Unicom Co., Ltd. Ningbo Branch, Ningbo Jingxun Communications Equipment Co., Ltd. and Talkie Technology (Shenzhen) Co., Ltd. Ningbo Branch

2.13*	English translation of Tripartite Agreement dated February 23, 2012 by and among China Unicom Co., Ltd. Chengdu Branch, Chengdu Jingxun Communications Equipment Co., Ltd. and Talkie Technology (Shenzhen) Co., Ltd. Chengdu Branch

2.14++	English translation of 3G Telemarketing Cooperation Agreement dated December 22, 2011, by and between China Unicom Co., Ltd. Zhejiang Branch and Ningbo Jingxun Communications Equipment Co., Ltd.

2.15++	English translation of Marketing Services Agency Agreement dated February 15, 2011, by and between China Unicom Co., Ltd. Ningbo Branch and Ningbo Jingxun Communications Equipment Co., Ltd.

2.16++	English translation of Telemarketing Cooperation Agreement dated March 1, 2011, by and between China Unicom Co., Ltd. Chengdu Branch and Chengdu Jingxun Communications Equipment Co., Ltd.

Exhibit No.	Description

2.17++	English translation of GSM Business Cooperation Agreement dated January 1, 2012, by and between China Unicom Co., Ltd. Chengdu Branch and Talkie Technology (Shenzhen) Co., Ltd.

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)(1)

4.2*	Registrant’s Form of Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of American depositary shares issued thereunder(1)

4.4*	Second Amended and Restated Investors’ Rights Agreement, dated as of December 2, 2011, among the Registrant and other parties therein

5.1*	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered

8.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Registrant, regarding certain United States tax matters

10.1*	Mirror 2004 Stock Option Plan

10.2*	Mirror 2004 Special Purpose Stock Option Plan

10.3*	Mirror 2006 Equity Incentive Plan

10.4*	2009 Equity Incentive Plan

10.5*	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.6*	Cross License Agreement, dated February 14, 2011, between the Registrant and PayEase Corp.

10.7*	Master Separation Agreement, dated January 21, 2010 between the Registrant and PayEase Corp.

10.8*	Transition Services Agreement, dated February 1, 2010, between the Registrant and PayEase Corp.

10.9*	Nominee Agreement dated December 3, 2010 between the Registrant and PayEase Beijing (HK) Limited

10.10*	English translation of Software Copyright Transfer Agreement dated February 12, 2011 between Talkie Technology (Shenzhen) Co., Ltd. and PayEase Technology (Beijing) Co., Ltd.

10.11*	English translation of Software Copyright Transfer Agreement dated February 12, 2011 between Zhiteng Infotech (Shenzhen) Co., Ltd. and PayEase Technology (Beijing) Co., Ltd.

10.12*	Form of Confidential Information and Invention Assignment Agreement (for PRC Employees) of the Registrant

10.13*	Form of Employee Confidential Information and Invention Assignment Agreement (for Hong Kong Employees) of the Registrant

10.14*	Form of At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement (for California Employees) of the Registrant

10.15*	2011 Equity Incentive Plan

10.16*	Form Employment Agreement by and between the Registrant and each of the Chairman of the Board of Directors, the Chief Executive Officer and Chief Financial Officer of the Registrant

Exhibit No.	Description

10.17*	Form Employment Agreement by and between the Registrant and each of the executive officers of the Registrant other than the Chairman of the Board of Directors, the Chief Executive Officer and Chief Financial Officer of the Registrant

10.18*	Indemnification and Insurance Matters Agreement, dated as of July 1, 2011, by and between the Registrant and PayEase Corp.

10.19*	Amended and Restated Assumption Agreement executed by PayEase Technology (Beijing) Co., Ltd., the Registrant and PayEase Beijing (HK) Limited

10.20*	Business Loan Agreement dated December 12, 2011 between LAEC Enterprise Corporation and Far East National Bank

10.21*	Business Loan Agreement dated December 22, 2011 between LAEC Enterprise Corporation and Cathay Bank

10.22*	Form of Promissory Note

10.23*	Form of Amendment to Promissory Note

21.1*	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young Hua Ming relating to the Registrant

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 8.1)

23.4*	Consent of Commerce & Finance Law Offices (included in Exhibit 99.1)

23.5	Consent of Ernst & Young Hua Ming relating to Chengdu Jinxun Communications Equipment Co., Ltd. and Ningbo Jingxun Communications Equipment Co., Ltd.

24.1*	Powers of Attorney (included on signature page)

99.1*	Opinion of Commerce & Finance Law Offices, counsel to the Registrant, regarding certain PRC legal matters

99.2*	Consent of CCID Consulting Company Limited

*	Previously filed.
++

Confidential treatment requested on portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.

(1)

Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-175739), filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.